SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                     For January 1, 2002 - February 13, 2002



             CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
             -------------------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
             -------------------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
             -------------------------------------------------------



                     CIK #  0001036141     FILE NO. 0-29338
             -------------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F    [X]                     Form 40-F    [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes          [X]                     No           [ ]

                                    FORM 6-K
                                TABLE OF CONTENTS

                     For January 1, 2002 - February 13, 2002

                              CARDIOME PHARMA CORP.
                     (formerly NORTRAN PHARMACEUTICALS INC.)

                       File No. 0-29338, CIK #  0001036141


Exhibit 1     Notice of Extraordinarily General Meeting and Record Date

Exhibit 2     Notice of Extraordinarily General Meeting and Record Date

Exhibit 3     Press Release - January 10, 2002 (Appoints Dr. Richard Schwarz)

Exhibit 4 Press Release - January 17, 2002 (Dosing of First Patient in Phase II Study)

Exhibit 5     Material Change Form - January 10, 2002

Exhibit 6     Notice of Extraordinarily General Meeting

Exhibit 7     Material Change Form - January 17, 2002

Exhibit 8     Management Information Circular dated January 11, 2002

Exhibit 9     Proxy Form

Exhibit 10    Certificate re Dissemination to Shareholders

Exhibit 11    Press Release - January 24, 2002 (Announces Financing)

Exhibit 12    Material Change Form - January 24, 2002

Exhibit 13    Final Prospectus for Special Warrants Financing

Exhibit 14    Preliminary Prospectus for Units Offering

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                              CARDIOME PHARMA CORP.
                              ---------------------------------------------
                                        (REGISTRANT)


Date:  February 13, 2002

                                                          /s/ Christina Yip
                                               ---------------------------------
                                                                   Christina Yip
                                                             Corporate Secretary

                                                                      Exhibit 1

                         PACIFIC CORPORATE TRUST COMPANY
                          10th Floor - 625 Howe Street
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                              Fax: (604) 689 - 8144



January 3, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2


Dear Sirs:

As per National Policy 41 requirements, including Addemdum "A" to the Policy, please be advised of the following:

Company:               Cardiome Pharma Corp.
                       (Cusip 14159U103)
Meeting:               Extraordinarily General Meeting
Record Date:           January 18, 2002  **REVISED**
Meeting Date:          February 22, 2002  **REVISED**

If you require further information, please contact:

                       /s/ Heather Plume


                       Heather Plume
                       Pacific Corporate Trust Company


cc: Alberta Securities Commission         cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission        cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission    cc: Northwest Territory
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Nunavut
cc: Toronto Stock Exchange

                                                                      Exhibit 2

                         PACIFIC CORPORATE TRUST COMPANY
                          10th Floor - 625 Howe Street
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                              Fax: (604) 689 - 8144



January 7, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2                          **REVISED**


Dear Sirs:

As per National Policy 41 requirements, including Addemdum "A" to the Policy, please be advised of the following:

Company:               Cardiome Pharma Corp.
                       (Cusip 14159U103)
Meeting:               Extraordinarily General Meeting
Record Date:           January 7, 2002  **REVISED**
Meeting Date:          February 15, 2002  **REVISED**

If you require further information, please contact:

                       /s/ Heather Plume


                       Heather Plume
                       Pacific Corporate Trust Company


cc: Alberta Securities Commission         cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission        cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission    cc: Northwest Territory
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Nunavut
cc: Toronto Stock Exchange

                                                                      Exhibit 3

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

    CARDIOME APPOINTS DR. RICHARD SCHWARZ AS EXECUTIVE DIRECTOR, CHF PROGRAM
    ------------------------------------------------------------------------

Vancouver, Canada, January 10, 2002 - Cardiome Pharma Corp. today announced that Richard P. ("Rick") Schwarz, Jr., PhD, has been appointed Executive Director, Congestive Heart Failure ("CHF") Program. In his new role, Dr. Schwarz will manage the pre-clinical and clinical development activities related to Paralex's programs in the CHF area. Cardiome recently announced an agreement to acquire Paralex, Inc., a company focused on commercializing oxypurinol for the treatment of CHF. Pre-clinical and human data suggest that the lead drug candidate, oxypurinol, may be effective in improving cardiac efficiency in CHF patients. Phase II clinical development of oxypurinol for CHF is expected to begin in the second half of 2002.

Dr. Schwarz served previously as Executive Director, Cardiovascular Therapeutics, at Quintiles, Inc. He has 24 years of experience in the pharmaceutical/biotechnology industry and in government service. Dr. Schwarz held the position of Deputy Chief, Cardiology Program, at the National Heart, Lung and Blood Institute ("NIH") from 1979-1982, and served as Global Director of the Cardiovascular Clinical Development Program at the Sterling Research Group, Sterling Drug, Inc. He has also served as Senior Director, Clinical Development at Astra USA and as Vice President, Clinical Development and Regulatory Affairs at Texas Biotechnology Corporation.

Dr. Schwarz has planned and directed numerous clinical programs in cardiovascular development, including studies of inotropic agents and neurohormonal modulators in CHF, and studies of thrombin inhibitors, IIb/IIIa inhibitors, and thrombolytic agents in acute coronary syndromes. He led the research team that developed the injectable inotropic agent, PRIMACOR (milrinone), for the acute treatment of CHF. His bibliography lists over 50 publications and two books.

"Rick is a results-oriented executive and a very welcome addition to our management team," said Dr. Alan Ezrin, Cardiome's Chief Scientific Officer. "He brings with him a wealth of clinical research, regulatory affairs and strategic planning expertise from the pharmaceutical and biotechnology industries as well as government services. I'm very pleased that we have been able to attract a professional of Rick's calibre."

"I am excited to lead Cardiome's CHF team," said Dr. Schwarz. "Oxypurinol is a novel CHF treatment. It has potential to significantly expand the therapeutic options for this disease."

The Company announced on December 21, 2001 that it has entered into an agreement to acquire Paralex, Inc., subject to satisfaction of certain closing conditions. Paralex is a privately-held, New York-based company possessing, among other assets, certain intellectual property rights licensed from The Johns Hopkins University relating to cardiovascular applications of xanthine oxidase inhibitors.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. Upon closing of the Paralex transaction, the Company will have four drug programs in the cardiac area. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD

Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact         Media Contact
Ian Harper, Director of               Scott Henderson, Contemporary
Investor Relations                    Communications Ltd.
T: (604) 222-5577 ext. 705            T: (604) 734-3663 ext 302
E: iharper@cardiome.com               E: scott.henderson@ccpr.com

                                                                      Exhibit 4

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB


       CARDIOME REPORTS DOSING OF FIRST PATIENT IN PIVOTAL PHASE II STUDY
       ------------------------------------------------------------------


Vancouver, Canada, January 17, 2002 - Cardiome Pharma Corp. announced today that it has commenced patient dosing in its pivotal Phase II efficacy study of RSD1235, a candidate for the treatment of recent onset atrial fibrillation ("AF"). The 60 patient efficacy trial will be one of the largest Phase II trials conducted in this field. Approximately 20 sites in the U.S. and Canada are participating in the landmark study.

The initial safety study, conducted in the U.S., dosed twenty-nine volunteers and was completed in July. The data indicated that the doses selected for the Phase II study were well tolerated in healthy subjects. "If we can deliver a drug that is both effective and safe for the treatment of atrial fibrillation, millions of AF patients will have access to what would be a breakthrough in antiarrhythmic drug therapy," said Dr. Alan Ezrin, Cardiome's Chief Scientific Officer. "We are very excited about the potential benefit of this agent and look forward to the rapid completion of patient enrolment."

The Phase II trial is a randomized, placebo-controlled, double-blind, step-dose study in patients with recent onset atrial fibrillation. The primary end point will be conversion of atrial fibrillation following 10 minutes of drug infusion. The study is expected to be completed within six months, with final results due in Q3, 2002.

The need for a safer and more effective antiarrhythmic drug was highlighted during the 74th Scientific Sessions of the American Heart Association, held in Anaheim, California (November 2001). While significant progress has been made in understanding the mechanisms of AF, currently available drugs to treat AF lack sufficient efficacy and/or lack selectivity in treating the diseased atria, leading to serious safety concerns. These safety issues are best characterized as drug induced proarrhythmia and extracardiac toxicities. The unique mechanism of action of RSD1235 suggests that the drug may be able to treat atrial arrhythmia with a high margin of safety.

The Medical Education Network, Canada has published a more detailed report on the relevant sessions at the American Heart Association.

The report can be viewed at http://www.mednet.ca/html/pp02-586.htm
                            --------------------------------------

RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. In a range of pre-clinical studies, RSD1235 demonstrated rapid conversion of AF. The pre-clinical studies were conducted in Cardiome's own facilities as well as laboratories at the Montreal Heart Institute, under the direction of Dr. Stanley Nattel, Director of the Montreal Heart Institute Research Center.

Atrial fibrillation is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately 7.6 million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation. About 3.2 million acute cases are reported each year in the developed world. It is estimated that the market for an IV drug to treat such acute cases approaches US$300 million per year while chronic oral dosing of RSD1235 in an extended release form could access a market estimated at approximately US$3 billion.

The Company announced on December 21, 2001 that it has entered into an agreement to acquire Paralex, Inc., subject to satisfaction of certain closing conditions. Paralex is a privately-held, New York-based company possessing, among other assets, certain intellectual property rights licensed from The Johns Hopkins University relating to cardiovascular applications of xanthine oxidase inhibitors.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. Upon closing of the Paralex transaction, the Company will have four drug programs in the cardiac area. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD


/s/ Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact         Media Contact
Ian Harper, Director of               Scott Henderson, Contemporary
Investor Relations                    Communications Ltd.
T: (604) 222-5577 ext. 705            T: (604) 734-3663 ext 302
E: iharper@cardiome.com               E: scott.henderson@ccpr.com

                                                                      Exhibit 5

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          January 10, 2002

Item 3.   PRESS RELEASE

          January 10, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has announced that Richard P. (Rick) Schwarz Jr. has been appointed executive director, congestive heart failure program.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated January 10, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of January, 2002.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 6

                            CARDIOME PHARMA CORP.

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. ("Cardiome") will be held at the Aspen Room of the Four Seasons Hotel, on Friday, February 15, 2002 at the hour of 11:00 a.m., Vancouver time, for the following purposes:

1. to consider, and if deemed advisable, pass an ordinary resolution (the "Acquisition Resolution") in the form set out in Appendix A to Cardiome's Management Information Circular dated January 11, 2002 (the "Information Circular"), approving the acquisition of all of the outstanding shares of Paralex, Inc. ("Paralex") in consideration of up to 33,300,000 commo shares of Cardiome as set out in the Agreement and Plan of Merger dated December 21, 2001 among Cardiome, Cardiome, Inc. and Paralex, as amended from time to time;

2. if the Acquisition Resolution is approved, to consider, and if deemed advisable, pass a special resolution in the form set out in Appendix A to the Information Circular, approving a consolidation of Cardiome's outstanding share capital on a one new share for four old shares basis;

3. if the Acquisition Resolution is approved, to consider, and if deemed advisable, pass a special resolution (the "Continuance Resolution") in the form set out in Appendix A to the Information Circular authorizing the continuance of Cardiome from British Columbia to the federal jurisdiction of Canada; and

4.   to consider such other matters as may properly come before the Meeting.

TAKE NOTICE THAT pursuant to the Company Act (British Columbia) shareholders of Cardiome may, until February 13, 2002, give Cardiome a notice of dissent by registered mail addressed to Cardiome at its registered office, Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 with respect to the Continuance Resolution. As a result of giving a notice of dissent, a shareholder of Cardiome may, upon receiving a notice of intention to act under section 207 of the Company Act (British Columbia) with respect to the Continuance Resolution, require Cardiome to purchase all common shares of Cardiome in respect of which the notice of dissent was given. This right is described in detail in the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of Cardiome and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, fax or by hand (fax:
(604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting, or deposit it with the Chairman of the Meeting prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia as of the 11th day of January, 2002.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

Per:  (signed) /s/ Michael Walker
-------------------------------------
      Dr. Michael J.A. Walker,
      Chairman of the Board

                                                                      Exhibit 7

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          January 17, 2002

Item 3.   PRESS RELEASE

          January 17, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has announced that it has commenced patient dosing in its pivotal phase II efficacy study of RSD1235, a candidate for the treatment of recent onset atrial fibrillation.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated January 17, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 17th day of January, 2002.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 8


                        [GRAPHIC OMITTED] CARDIOME




                           CARDIOME PHARMA CORP.




                   NOTICE OF EXTRAORDINARY GENERAL MEETING

                                    AND

                       MANAGEMENT INFORMATION CIRCULAR

                  REGARDING THE ACQUISITION OF PARALEX, INC.





                             JANUARY 11, 2002

[GRAPHIC OMITTED] CARDIOME     CARDIOME PHARMA CORP.   Phone: 604 222 5577
                               3650 Wesbrook Mall      Fax: 604 222 6617
                               Vancouver BC            Toll free: 1 800 330 9928
                               Canada V6S 2L2          Web: www.cardiome.com

Dear Fellow Shareholders:

   We are pleased to provide to you with notice of an extraordinary general meeting (the ''Meeting'') of the shareholders of Cardiome Pharma Corp. ("Cardiome") to be held in Vancouver, British Columbia, on February 15, 2002 at 11:00 a.m., Vancouver time, to, among other things, approve the proposed acquisition of Paralex, Inc. (the "Acquisition"). The Management Information Circular that accompanies this letter contains a detailed description of the proposals to be voted upon by shareholders at the Meeting.

   After careful consideration of numerous alternatives, your Board of Directors has determined that the Acquisition is in the best interests of the shareholders of Cardiome. ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU APPROVE THE ACQUISITION BY VOTING IN FAVOUR OF THE VARIOUS ACQUISITION-RELATED RESOLUTIONS SET OUT IN APPENDIX A TO THE MANAGEMENT INFORMATION CIRCULAR.

   We believe that the Acquisition will increase shareholder value in several important ways:

* The Acquisition will bring an attractive clinical-stage project focused on congestive heart failure ("CHF") into Cardiome:

    -   the CHF market offers a significant potential sales opportunity;
    -   the market is, in general, underserved by existing therapies;
    - we believe that the Paralex drug candidate can advance directly to Phase II development;
    -   the Paralex CHF project is expected to have few safety issues; and
    - there is good pre-clinical and clinical proof-of-concept data indicating that the therapeutic approach may be effective.

* The Acquisition is an important implementation of a strategic objective to leverage existing scientific, management and operational capabilities to become a significant competitor in the market for cardiac disease therapies.

* The Acquisition diversifies and expands Cardiome's technology portfolio enhancing Cardiome's ability to attract investment capital.

* The Acquisition brings scientific and business relationships which will significantly strengthen Cardiome.

   In making its recommendation to approve the Acquisition, your Board of Directors considered a variety of matters, including the advice of its financial advisor, BMO Nesbitt Burns Inc. The Fairness Opinion of BMO Nesbitt Burns Inc. is included as Appendix B to the Management Information Circular.

   If you do not plan to be present at the Meeting, please take the time now to sign, date and return the enclosed yellow form of proxy in advance of the Meeting. Please carefully review the instructions relating to completion, execution and delivery of your form of proxy. Should you have any questions with respect to the Meeting or require assistance in completing your enclosed yellow form of proxy, please call Ian Harper, Director of Investor Relations at Cardiome toll free at 1-800-330-9928.

   Thank you for your continued interest in and support of Cardiome.

CARDIOME PHARMA CORP.


Per:   (signed) /s/ Bob Rieder

       Bob Rieder
       Chief Executive Officer

                           CARDIOME PHARMA CORP.

                 NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. ("Cardiome") will be held at the Aspen Room of the Four Seasons Hotel, on Friday, February 15, 2002 at the hour of 11:00 a.m., Vancouver time, for the following purposes:

1. to consider, and if deemed advisable, pass an ordinary resolution (the "Acquisition Resolution") in the form set out in Appendix A to Cardiome's Management Information Circular dated January 11, 2002 (the "Information Circular"), approving the acquisition of all of the outstanding shares of Paralex, Inc. ("Paralex") in consideration of up to 33,300,000 common shares of Cardiome as set out in the Agreement and Plan of Merger dated December 21, 2001 among Cardiome, Cardiome, Inc. and Paralex, as amended from time to time;

2. if the Acquisition Resolution is approved, to consider, and if deemed advisable, pass a special resolution in the form set out in Appendix A to the Information Circular, approving a consolidation of Cardiome's outstanding share capital on a one new share for four old shares basis;

3. if the Acquisition Resolution is approved, to consider, and if deemed advisable, pass a special resolution (the "Continuance Resolution") in the form set out in Appendix A to the Information Circular authorizing the continuance of Cardiome from British Columbia to the federal jurisdiction of Canada; and

4.   to consider such other matters as may properly come before the Meeting.

TAKE NOTICE THAT pursuant to the Company Act (British Columbia) shareholders of Cardiome may, until February 13, 2002, give Cardiome a notice of dissent by registered mail addressed to Cardiome at its registered office, Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 with respect to the Continuance Resolution. As a result of giving a notice of dissent, a shareholder of Cardiome may, upon receiving a notice of intention to act under section 207 of the Company Act (British Columbia) with respect to the Continuance Resolution, require Cardiome to purchase all common shares of Cardiome in respect of which the notice of dissent was given. This right is described in detail in the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of Cardiome and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, fax or by hand (fax:
(604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting, or deposit it with the Chairman of the Meeting prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia as of the 11th day of January, 2002.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

Per:   (signed) /s/ Michael Walker
       Dr. Michael J.A. Walker,
       Chairman of the Board

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
EXCHANGE RATE INFORMATION                                                      I
FORWARD LOOKING STATEMENTS                                                     I
SUMMARY                                                                        1
GLOSSARY                                                                       8
THE ACQUISITION                                                               11
     Background to the Acquisition                                            11
     Recommendation of the Board of Directors                                 12
     Fairness Opinion of Nesbitt Burns                                        12
     Reasons for the Acquisition                                              12
     Shareholder Approval of the Acquisition                                  15
     Cardiome Post-Acquisition                                                15
THE ACQUISITION AGREEMENT                                                     16
     General                                                                  16
     Merger Provisions                                                        16
     Covenants of Paralex                                                     17
     Covenants of Cardiome and Cardiome U.S.                                  17
     Other Agreements                                                         18
     Conditions                                                               19
     Termination                                                              20
     Fees and Expenses                                                        20
     Effective Time of the Acquisition                                        20
     Exchange of Share Certificates and Fractional Shares                     20
     Financing                                                                21
     Stock Exchange Listing                                                   21
     Introduction Fee                                                         21
THE ACQUISITION RESOLUTIONS                                                   21
     Acquisition Resolution                                                   21
     Consolidation Resolution                                                 22
     Continuance Resolution                                                   22
INFORMATION CONCERNING PARALEX, INC.                                          27
     Name and Incorporation                                                   27
     Intercorporate Relationships                                             27
     General Development of the Business                                      27
     Market Opportunity                                                       30
     Competitive Conditions                                                   30
     Intellectual Property                                                    30
     Consulting Agreement with Eduardo Marban, M.D., PH.D.                    32
     Regulatory Environment                                                   32
     Selected Financial Information and Management's
          Discussion and Analysis                                             33
     Dividends                                                                34
     Description of Share Capital of Paralex                                  34
     Options to Purchase Securities                                           35
     Prior Sales                                                              35
     Escrowed Securities                                                      35
     Principal Shareholders                                                   35
     Directors and Officers                                                   36
     Management                                                               37
     Executive Compensation                                                   38
     Indebtedness of Directors and Executive Officers                         39
     Legal Proceedings                                                        40
     Interest of Management and Others in
          Material Transactions                                               40
     Auditors                                                                 40
     Material Contracts                                                       40
INFORMATION CONCERNING CARDIOME PHARMA CORP.                                  41
     Name and Incorporation                                                   41
     Overview                                                                 41
     Current Projects                                                         41
     Directors and Officers                                                   43
     Indebtedness of Directors and Officers                                   46
     Executive Compensation                                                   46
     Interest of Management and Others in Material
          Transactions                                                        52
     Interest of Certain Persons in Matters to be Acted Upon                  52
     Auditor, Transfer Agent and Registrars                                   53
     Material Contracts                                                       53
RISK FACTORS                                                                  54
GENERAL PROXY INFORMATION                                                     60
     Management Solicitation of Proxies                                       60
     Proxies                                                                  60
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF                                   61
OTHER MATTERS TO BE ACTED UPON                                                62

APPENDICES
APPENDIX A - TEXT OF ACQUISITION RESOLUTIONS                                 A-1
APPENDIX B - FAIRNESS OPINION                                                B-1
APPENDIX C - ACQUISITION AGREEMENT (EXCLUDING
     EXHIBITS AND SCHEDULES)                                                 C-1
APPENDIX D - FINANCIAL STATEMENTS OF CARDIOME                                D-1
APPENDIX E - FINANCIAL STATEMENTS OF PARALEX                                 E-1
APPENDIX F - PRO FORMA FINANCIAL STATEMENTS                                  F-1
APPENDIX G - DISSENT RIGHTS UNDER THE COMPANY ACT
     (BRITISH COLUMBIA)                                                      G-1
APPENDIX H - ARTICLES OF CONTINUANCE                                         H-1

                        EXCHANGE RATE INFORMATION

Unless otherwise stated, all dollar amounts in this Information Circular refer to Canadian dollars. On January 11, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars was $0.6261 based upon the Bank of Canada noon spot rate of exchange.

                       FORWARD LOOKING STATEMENTS

This Information Circular contains forward-looking statements reflecting Cardiome's and Paralex's current operations and expectations in the therapeutic drug development market. These statements reflect management's current beliefs and are based on information currently available to management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, changes in market and competition, technological and competitive developments, and potential downturns in economic conditions generally. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein unless required to do so by law.

                               SUMMARY

The following is a summary certain information contained in this Management Information Circular and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Management Information Circular. Unless the context otherwise requires, capitalized terms used in this Management Information Circular without definition are defined in the Glossary.

                         Cardiome and Paralex

Cardiome

Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. Cardiome is currently working on three projects designed to prevent or treat atrial arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial and ventricular arrhythmia, and has been licensed to AstraZeneca AB in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for both intravenous administration in a hospital setting and oral chronic therapy. This project is currently in a Phase II clinical trial for intravenous administration. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel found only in atrial tissue.

Paralex

Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from The Johns Hopkins University ("JHU"), certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO Inhibitors"), for the treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. Paralex has also obtained from ILEX Oncology, Inc., an option on rights to the same drug candidate, oxypurinol, for the treatment of gout, a metabolic disease leading to an arthritic condition. Oxypurinol is currently in Phase III clinical testing for the treatment of gout. Oxypurinol has been well studied in humans and is utilized on a compassionate use basis for patients who are allergic to allopurinol, a conventional treatment for gout.
The licence allows Paralex to potentially advance its XO Inhibitors for treatment of CHF into Phase II clinical development, using an agent that has extensive human clinical data of oxypurinol for non-cardiovascular indications. The option provides Cardiome with the opportunity to have an approved drug within the next year or two.

The Paralex technology is based on new findings originally discovered by Dr. Eduardo Marban, a Professor of Medicine and Physiology at JHU and a recognized authority in cardiology and cardiac cell function. CHF is a condition under which the heart gradually loses its ability to pump sufficient blood throughout the body. It is a common disease whose incidence and severity increase with age, and is a significant cause of death in the developed world. CHF is also an important risk factor for serious disorders of the cardiac beat, and is associated with a six to nine fold increase in the risk of sudden cardiac death. The condition also significantly reduces the quality of life in those who suffer from the disease. Approximately 4.6 million persons in the U.S. suffer from CHF, while the developed world total is estimated at approximately 9.8 million (Decision Resources, Inc. - Congestive Heart Failure - September 2000).

Although some of the existing drugs used to treat CHF can provide a short-term increase in the heart's ability to pump blood, they do so at the cost of exacerbating the underlying disease. Such drugs increase contractile energy at the expense of increasing the heart's utilization of oxygen and energy. XO Inhibitors promise to improve myocardial work efficiency by sensitising cardiac muscle cells to calcium ions, which are a key determinant of cardiac muscle function. When treated with XO Inhibitors, these calcium-sensitized cardiac cells are expected to contract more efficiently without a proportionate increase in oxygen demand.

The safety record of the XO Inhibitors, which have been used clinically for decades for the management of gout, suggests that clinical development for other indications can proceed rapidly. Oxypurinol is expected to be safe as it has been given to many individuals without serious adverse side effects. It is expected to be effective in treating CHF on the basis of the extensive animal and human patient data that are already available. Finally, it offers a novel approach to treating a patient group that urgently needs additional therapeutic alternatives.

                    Meeting of Cardiome Shareholders

Time and Place

The Meeting of Cardiome Shareholders will be held at the Aspen Room of the Four Seasons Hotel, Vancouver, British Columbia on February 15, 2002 at 11:00 a.m. (Vancouver time).

Purpose of the Meeting

Cardiome Shareholders will be asked to consider, and if deemed advisable, pass an ordinary resolution (the "Acquisition Resolution") approving the acquisition by Cardiome of all of the outstanding shares of Paralex in consideration of up to 33,300,000 Cardiome Shares, as contemplated by the Acquisition Agreement.

If the Acquisition Resolution is approved, Cardiome Shareholders will be asked to consider and, if deemed advisable, pass: (a) a special resolution approving a consolidation of Cardiome's outstanding share capital on a one new share for four old shares basis (the "Consolidation Resolution); and (b) a special resolution authorizing the continuance of Cardiome from British Columbia to the federal jurisdiction of Canada (the "Continuance Resolution").

Votes Required

The Acquisition Resolution must be approved by a simple majority of votes cast by the Cardiome Shareholders voting in person or by proxy at the Meeting. The Consolidation Resolution and Continuance Resolution must be approved by a majority of not less than of votes cast by the Cardiome Shareholders voting in person or by proxy at the Meeting.

Record Date and Shares Entitled to Vote

The record date for the determination of the Cardiome Shareholders entitled to receive notice of, and to attend and vote at, the Meeting is the close of business of January 7, 2002.

                 Proposed Acquisition of Paralex, Inc.

Reasons for the Acquisition

The main objective of the Acquisition is to expedite the creation of Cardiome Shareholder value. The following are the principal reasons for the Acquisition:

Operational
-----------

* The Acquisition will bring an attractive clinical-stage project focused on CHF into Cardiome:

    -   the CHF market offers significant potential sales opportunity;
    -   the market is, in general, underserved by existing therapies;
    - the Paralex drug candidate is expected to advance directly to Phase II development;
    -   the Paralex CHF project is expected to have few safety issues; and
    - there is good pre-clinical and clinical proof-of-concept data indicating that the therapeutic approach may be effective.

* The Acquisition leverages Cardiome's existing pre-clinical and clinical cardiac drug research capabilities.

Strategic Fit
-------------

*   The Acquisition adds an important new biological target - xanthine oxidase
    - to Cardiome and enhances Cardiome's ability to identify and exploit future targets.

* The Acquisition adds a new large-market drug candidate to Cardiome's product pipeline and provides an option on a Phase III orphan drug program.

* The Acquisition brings another drug - oxypurinol - that is at the value-adding Phase II stage of development.

Financial Strength
------------------

* The acquired CHF program enhances Cardiome's potential to generate cash flows in the future.

* The Acquisition increases Cardiome's ability to attract capital by diversifying program risk, increasing the financial "critical mass" of Cardiome, and enhancing Cardiome's profile in important US financial markets.

Relationships
-------------

* The Acquisition brings scientific and business networks which will significantly strengthen Cardiome in all aspects of its business.

Recommendation of the Board

On January 11, 2002, Cardiome's Board considered the terms of the Acquisition and determined that the Acquisition is in the best interests of Cardiome and the Cardiome Shareholders based upon, among other things, the following:

(a) the reasons described below in this Information Circular under "The Acquisition - Reasons for the Acquisition";

(b) the financial condition, business operations and prospects of Paralex and Cardiome;

(c)   the Fairness Opinion of BMO Nesbitt Burns Inc.; and

(d) advice from, and consultation with, Cardiome's financial and legal advisors.

The Board recommends that Cardiome Shareholders vote in favour of the resolutions described below under the heading "The Acquisition Resolutions".

Fairness Opinion of BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc. ("Nesbitt Burns") was engaged by the Board as its financial advisor to prepare an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to Cardiome of the Purchase Price (as defined in the Fairness Opinion) to be paid by Cardiome to acquire all of the shares of Paralex.

Based upon and subject to the foregoing, Nesbitt Burns in its Fairness Opinion, concluded as of the date hereof, that the Purchase Price (as defined in the Fairness Opinion) is fair to Cardiome from a financial point of view. A copy of the Fairness Opinion is attached as Appendix B to this Information Circular.

Closing and Effective Time

The Acquisition Agreement provides that the agreement may be terminated by either party if the Effective Time does not occur prior to March 15, 2002. Cardiome and Paralex intend to complete the Acquisition prior to this time.

Terms of the Acquisition

Subject to the approval of the Acquisition by the Cardiome Shareholders at the Meeting and the TSE, and other conditions contained in the Acquisition Agreement, Cardiome has agreed to: (a) cause Cardiome U.S. to file jointly with Paralex the articles of merger effecting the merger of Cardiome U.S. with and into Paralex; and (b) issue Cardiome Shares to the holders of Paralex Shares in exchange for all of the issued and outstanding Paralex Shares. Each of Cardiome and Paralex also agreed to take such other steps as may be necessary to give effect to the Acquisition. See "The Acquisition Agreement".

Financing

The obligation of Cardiome to complete the Acquisition is subject to the arrangement by Cardiome of an offering of equity securities of Cardiome to raise gross proceeds of at least US$10 million (the "Financing"). Cardiome has entered into an engagement letter with the Agent pursuant to which the Agent has agreed to act as Cardiome's agent for a public offering by way of prospectus to raise gross proceeds of a minimum of US$10 million and a maximum of US$15 million, with additional over-allotment and greenshoe options. The engagement letter contemplates the sale of units, each consisting of one Cardiome Share and one-quarter of one warrant, each whole warrant entitling the holder to purchase one additional Cardiome Share at 200% of the offering price for a period of two years. The Agent's obligations are subject to a number of conditions, including execution of a formal agency agreement. The Agent has agreed to engage
Paramount as its United States Placement Agent in connection with the offering. The terms of the offering are subject to TSE approval and certain other conditions. See" The Acquisition Agreement - Financing".

Stock Exchange Listing

Cardiome has made an application to list the Cardiome Shares to be issued in exchange for the Paralex Shares on the TSE as soon as practicable on or after the Effective Time of the Acquisition, subject to Cardiome fulfilling all of the listing requirements of the TSE. The TSE regards the combination of the Acquisition and the Financing as a backdoor listing transaction. The TSE has advised Cardiome that in order to list the Cardiome Shares issuable to the Paralex Shareholders, Cardiome must meet the TSE's original listing requirements on a post-transaction basis. If Cardiome does not meet the TSE's original listing requirements, Cardiome will not close the Acquisition and the Financing. Cardiome believes it will satisfy these requirements.

Risk Factors

Cardiome, which upon completion of the Acquisition will include Paralex, will be subject to a number of risks, including the following: Cardiome is a development stage company that has no developed or approved products and limited revenues, a history of significant losses and an accumulated deficit; Paralex has a history of operating losses and there is no certainty that Paralex will ever achieve profitability; Cardiome will require additional financing; the market prices for the securities of biotechnology companies are volatile; there are no assurances of regulatory approval and subsequently there will be potential delays in commercializing drugs; there are no assurances of market acceptance of Cardiome's drug candidates; Cardiome has substantial competition; Cardiome is dependent upon key personnel; there are no assurances regarding the licencing of proprietary technology owned by others and patent protection is unpredictable; there is no certainty of successful management of future growth; there are no assurances of successful manufacturing; there may be delays from non-compliance with Good Manufacturing Practices; there are no assurances of successful marketing of Cardiome's drug candidates; Cardiome is dependent on its ability to enter into and manage future corporate collaborations; Cardiome is subject exposure from product liability claims; Cardiome may encounter risks associated with the use of hazardous materials; Cardiome will experience uncertainty of product pricing, reimbursement and related matters; the Cardiome Shares are subject to dilution; conflicts of interest may arise; Cardiome has not and does not intend to declare any dividends in the foreseeable future.

                       Summary of Pro Forma Data

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the audited statements of each of Cardiome and Paralex and the unaudited consolidated financial statements of Cardiome contained elsewhere in this Information Circular. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome, as though it had occurred as at points in time described in the pro forma consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. The pro forma consolidated balance sheet gives effect to the transactions as though they occurred on August 31, 2001, and the pro forma consolidated statement of operations for the period ended August 31, 2001 gives effect to the Acquisition as at December 1, 2000.

        Pro Forma Consolidated Statement of Operations Data

       =================================================================
                                                       Nine Months Ended
                                                        August 31, 2001
       -----------------------------------------------------------------
       Revenue
         Research collaborative                            $    159,222
          licensing and option fees
         Grant income                                            88,137
         Interest and other income                              299,354
            Total:                                         $    546,713
       -----------------------------------------------------------------

       Expenses
         Research and development                          $  3,996,162
          expenses
         General and administration                           1,608,319
          expenses
         Amortization                                         2,955,765
            Total:                                            8,560,246
       -----------------------------------------------------------------
       Loss before income taxes                              (8,013,533)
       Deferred income tax recovery                             210,000
       -----------------------------------------------------------------
       Net Loss for the period                             $ (7,803,533)
       -----------------------------------------------------------------
       Net loss per Common Share                                  (0.09)
       =================================================================


                 Pro Forma Consolidated Balance Sheet Data

       =================================================================
                                                   As at August 31, 2001
       -----------------------------------------------------------------
       Assets
         Current assets                                    $ 19,905,066
         Capital assets                                         353,354
         Technology, license & patents                       34,278,922
       Total assets:                                         54,537,342

       Deferred revenue                                       1,386,180
       Deferred tax liability                                 2,800,000

       Shareholders' Equity
         Share capital                                       74,319,393
         Contributed surplus                                  1,056,266
         Deficit                                           $(28,456,177)
       Total shareholders' equity                            46,919,482
       =================================================================

                  Selected Financial Information - Cardiome

The following table sets forth selected consolidated financial data for Cardiome which has been derived from the consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto contained elsewhere in this Information Circular.

---------------------------------------------------------------------------------------------------------------------------
                                   Nine Month         Nine Month
                                  Period Ended       Period Ended         Year Ended        Year Ended        Year Ended
                                    August 31,        August 31,         November 30,      November 30,      November 30,
                                       2001              2000                2000(2)          1999              1998
---------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
    licensing and option fees     $     159,222     $      79,495     $      81,448     $     482,876     $     228,767
   Grant income                          88,137           101,559           135,363            45,810             4,234
   Interest and other income            299,354           348,140           506,541           258,395           320,286
   Total:                         $     546,713     $     529,194     $     723,352     $     787,081     $     553,287
---------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development       $   3,996,162     $   3,277,579     $   4,732,656     $   3,585,593     $   3,498,787
     expenses
   General and administration         1,242,742         1,085,729         1,569,044           997,890         1,553,337
     expenses
   Amortization                         525,761           460,730           917,288           654,918           669,582
   Total:                         $   5,764,665     $   4,824,038     $   7,218,988     $   5,238,401     $   5,721,706
---------------------------------------------------------------------------------------------------------------------------
Net Loss for the period           $  (5,217,952)    $  (4,294,844)    $  (6,495,636)    $  (4,451,320)    $  (5,168,419)

Net loss per Common Share                 (0.13)            (0.12)            (0.17)            (0.16)            (0.19)

Weighted average number of
outstanding shares(1)                41,215,848        36,662,998        37,782,044        28,331,730        26,780,674
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                 $   5,027,926                       $  10,610,052     $   7,042,686
   Capital assets                       353,354                             452,970           461,576
   Technology, license &
     patents                          1,451,235                           2,009,018         2,359,468
Total assets:                         6,832,515                          13,072,040         9,863,730

Long term liabilities                     7,264                              91,306           220,737
Deferred revenue                      1,386,180                           1,499,598              -

Shareholders' Equity
   Share capital                     32,235,393                          32,235,393        25,282,040
   Contributed surplus                1,056,266                           1,056,266              -
   Deficit                          (28,456,177)                        (22,810,225)      (16,314,589)
   Total shareholders' equity         4,835,482                          10,481,434         8,967,451
---------------------------------------------------------------------------------------------------------------------------


(1) Subsequent to August 31, 2001, Cardiome issued 20,000 Cardiome Shares pursuant to a technology assignment agreement. There are 41,235,848 Cardiome Shares issued and outstanding as of the date of this Information Circular. Upon conversion of the Special Warrants issued pursuant to a private placement completed in October, the number of Cardiome Shares outstanding will be at 43,070,181.
(2) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the nine month period ended August 31, 2001.

                  Selected Financial Information - Paralex

The following table sets forth selected consolidated financial data for Paralex which has been derived from the consolidated financial statements of Paralex prepared in accordance with US GAAP which conforms to Canadian GAAP in all material respects. This financial data should be read in conjunction with Paralex's consolidated financial statements and notes thereto and "Information Concerning Paralex Inc. - Selected Financial Information and Management's Discussion and Analysis - Management's Discussion and Analysis".

The following financial data, expressed in United States dollars ("U.S. dollars"), is a summary of Paralex's financial operations during the period from January 26, 2001 (date of incorporation) to November 30, 2001. The following is intended as a summary only and reference is made to the consolidated financial statements contained in this Information Circular.


          ============================================================
                                                       Period Ended
                                                    November 30, 2001
                                                    in U.S. dollars(1)
          ------------------------------------------------------------
          OPERATING DATA
          Revenue                                               Nil

          ------------------------------------------------------------
          Expenses
            General and administration
             expenses                                   $   233,982
            Amortization                                      6,452
            Total:                                      $   240,434
          ------------------------------------------------------------
          Net Loss for the period                       $   240,434
          ------------------------------------------------------------
          Basic and diluted loss per Common
            Share                                       $      0.06
          ------------------------------------------------------------
          Weighted average number of
            outstanding shares(1)                         3,710,000
          ------------------------------------------------------------
          BALANCE SHEET DATA
          Assets
            Current assets                              $    23,042
            Other assets                                    354,148
          Total assets:                                 $   377,190

          Long term liabilities                             100,000
          Shareholders' Equity
            Share capital                                     4,000
            Deficit                                        (240,434)
                                                        $  (236,434)
          ============================================================

(1)   From January 26, 2001 (date of incorporation) to November 30, 2001.

                                     GLOSSARY

When used herein and except as otherwise defined, the following terms shall have the following meanings:

ACE-inhibitors               Angiotensin converting enzyme inhibitors.

Acquisition                  The acquisition of Paralex by Cardiome as
                             contemplated by the Acquisition Agreement.

Acquisition Agreement        Agreement and Plan of Merger dated as of December
                             21, 2001 among Cardiome, Cardiome U.S. and Paralex, as amended, the text of which is attached as Appendix C to this Information Circular.

Acquisition Resolution       The ordinary resolution approving the Acquisition,
                             the full text of which is attached as Appendix A to this Information Circular, to be passed, with or without variation, by the Cardiome Shareholders.

Agent                        Sprott Securities Inc., Cardiome's agent for the
                             Financing.

antiarrhythmic               An agent which has the ability to decrease the
                             incidence of arrhythmia.

arrhythmia                   An abnormal electrical signal in the heart, or an
                             abnormal heart beat resulting from such a signal.

atrial arrhythmia            Arrhythmia in the atria of the heart.

atrial fibrillation          An arrhythmia in which the atria, instead of
                             intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate.

BCCA                         Company Act (British Columbia), R.S.B.C. 1996, c.
                             62, as amended.

Board                        Cardiome's board of directors.

Business Day                 Any day, other than Saturday, Sunday and a
                             statutory holiday in the Province of British
                             Columbia.

Cardiome                     Cardiome Pharma Corp.

Company                      Cardiome Pharma Corp.

Cardiome Shareholders        Holders of Cardiome Shares.

Cardiome Shares              Common shares in the capital of Cardiome.

Cardiome U.S.                Cardiome, Inc., a wholly owned subsidiary of
                             Cardiome formed for the purpose of completing the Acquisition.

CBCA                         Canada Business Corporations Act, R.S.C. 1985, c.
                             C-44, as amended.

CHF                          Congestive heart failure.

Consolidation Resolution     The special resolution approving the consolidation
                             of the share capital of Cardiome on a one new share for four old shares basis, the full text of which is attached as Appendix A to this Information
                             Circular.

Continuance                  The transfer of the jurisdiction of Cardiome from
                             the provincial jurisdiction of British Columbia to the federal jurisdiction of Canada pursuant to section 37 of the BCCA and section 187 of the CBCA, respectively.

Continuance Resolution       The special resolution approving the Continuance,
                             the full text of which is attached as Appendix A to this Information Circular.

CUP                          Compassionate use program.

Effective Time               The time the Acquisition is effective.

EPO                          European Patent Office.

Fairness Opinion             The opinion dated January 11, 2002 provided to the
                             Board by Nesbitt Burns as to the fairness to Cardiome from a financial point of view of the Purchase Price (as defined in the Fairness Opinion) paid by Cardiome to acquire all of the Paralex
                             Shares.

FDA The Food & Drug Administration of the United States of America.

fibrillation                 A small, local involuntary contraction of muscle.

Financing                    An offering of equity securities of Cardiome to
                             raise gross proceeds of at least US$10 million.

Good Manufacturing           Regulations to which the Company's pharmaceutical
Practices or GMP             products will be subject, prescribed by the FDA in
                             the United States, the HPB in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured.

HPB                          The Health Protection Branch of Health & Welfare
                             Canada.

ILEX                         ILEX Oncology, Inc.

ILEX Licence                 The Licence and Option Agreement dated December 19,
                             2001 between Paralex and ILEX pursuant to which Paralex acquired the rights to the ILEX Technology.

ILEX Technology              The technology acquired by Paralex pursuant to the
                             ILEX Licence. See "Information Concerning Paralex,
                             Inc. - Intellectual Property - ILEX Licence" for details.

IND Investigational new drug application which must be submitted to the FDA and must become effective before human clinical trials commence.

Information Circular         This Management Information Circular.

ion channels                 Specialized pores in the membrane of cells which
                             assist in controlling and transferring electrical impulses, called action potentials, in the cell.

ischemia Deficiency of oxygenated blood in a part of a body, usually due to functional constriction or actual obstruction of a blood vessel.

ischemic tissue              Tissue where blood supply is inadequate for its
                             requirements for oxygen, nutrients and removal of metabolic by-products.

JHU                          The Johns Hopkins University.

Johns Hopkins Licence        The Licence Agreement dated April 18, 2001 between
                             Paralex and JHU pursuant to which Paralex acquired certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of CHF and other cardiovascular disorders.

Marban Agreement             The Consulting Agreement entered into in May 2001
                             but dated as of January 1, 2002 between Paralex and Cardiosciences Consulting Inc. pursuant to which Paralex will acquire the services of Dr. Eduardo
                             Marban.

Meeting The extraordinary general meeting of Cardiome Shareholders to be held at the Aspen Room of the Four Seasons Hotel, Vancouver, British Columbia at 11:00 a.m. (Vancouver time) on February 15, 2002 for the purpose of approving the Acquisition and the other matters proposed by management for approval at the Meeting.

myocardial infarction        Death of part of the heart muscle which usually
                             occurs in the region of the heart where blood flow has been stopped, commonly referred to as a heart attack.

NDA New drug application which must be submitted to the FDA and approved prior to commercial sale or shipment of a new drug.

Nesbitt Burns                BMO Nesbitt Burns Inc., financial advisor to
                             Cardiome.

OOPD                         Office of Orphan Products Development of the FDA.

Orphan Drug                  A category of drug for treating diseases and
                             conditions considered rare in the United States, where no other form of patent protection is available; typically a drug that is in common use in another indication.

Orphan Drug Designation      Drug designated by the FDA as a drug for a rare
                             disease or condition.

Orphan Drug Exclusivity      Orphan drug qualifies for marketing exclusivity.

Paralex                      Paralex, Inc.

Paralex Shareholders         Holders of Paralex Shares.

Paralex Shares               Shares of common stock in the capital of Paralex.

Paramount                    Paramount Capital, Inc.

PCT                          Patent Cooperation Treaty.

pharmacology                 The science that deals with the origin, nature,
                             chemistry, effects, and uses of drugs.

Phase I clinical trials      The initial introduction of a product into human
                             subjects. The compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

Phase II clinical trials     Involves studies in a limited patient population
                             to: (i) determine the efficacy of the product for specific targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks.

Phase III clinical trials    Undertaken to further evaluate clinical efficacy of
                             the product and to further test for its safety within an expanded population at geographically dispersed clinical study sites.

pre-clinical studies         Includes pharmacological and efficacy testing in
                             animals, toxicology testing and formulation work based on in vitro results.

Share Consolidation          The consolidation of the issued and authorized
                             share capital of Cardiome on a one new share for four old shares basis.

Special Warrants             Outstanding special warrants issued on October 5,
                             2001 and October 10, 2001 entitling the holders to acquire 1,834,333 Cardiome Shares.

Sudden Cardiac Death         The term applied to those patients who, during the
(or "SCD")                   onset of a heart attack, abruptly die due to the
                             sudden onset of ventricular fibrillation.

tachycardia                  Rapid beating of the heart, usually referring to a
                             heart rate exceeding 100 beats per minute.

therapeutic index            Experimental index of the relative safety of a
                             compound.

TPD The Canadian Therapeutic Products Directorate (Canadian enforcement of Food and Drug Act).

TSE                          The Toronto Stock Exchange.

ventricles                   The lower chambers of the heart, where the majority
                             of the muscular pumping action of the heart takes place.

ventricular arrhythmia       Arrhythmia in the ventricles of the heart.

ventricular fibrillation     A form of ventricular arrhythmia most often
                             associated with SCD where the associated electrical activity results in a complete cessation of the pumping of blood by the heart.

ventricular myocardium       Middle layer of heart wall composed of cardiac
                             muscle.

ventricular tachycardia      An arrhythmia originating in the ventricles of the
                             heart where aberrant electrical activity is triggering the heart to beat much too frequently;
                             this often prevents proper blood circulation, resulting in fainting and possibly death.

xanthine oxidase             An enzyme that degrades a particular mammalian
                             protein, xanthine oxide, which is important to human heart function.

XO Inhibitor                 Xanthine oxidase inhibitor.

                                     THE ACQUISITION

Background to the Acquisition

In late 2000, following disappointing clinical results in its cough program and a two-day strategy review session, Cardiome decided to change its business strategy to focus exclusively in the cardiac area. Cardiome's Board directed the President and Chief Executive Officer to execute the new business plan, reconfigure Cardiome's infrastructure, strengthen Cardiome's management team and to diversify Cardiome's technology portfolio within the cardiac area. To this end, in the first quarter of 2001, the Company discontinued all of its non-cardiac projects and recruited senior scientific members with cardiac background, including a new Chief Scientific Officer. In the third quarter of 2001, the Company completed a Phase I clinical trial demonstrating the safety of RSD1235, a drug candidate for cardiac arrhythmia. In the fourth quarter, the Company initiated its Phase II Clinical trial of RSD1235.

In August 2001, the Board also resolved to appoint a consultant to accelerate its consideration of strategic alternatives in connection with the development of its business and the possibility of a business arrangement. Cardiome appointed Paramount to seek potential financing opportunities, potential merger and acquisition candidates and possible strategic partners in August 2001. Paramount is a New York-based, NASD member broker dealer that specializes in the private financing of public and private companies in the biotechnology and pharmaceutical industries.

In February 2001, Cardiome began discussions with its first acquisition/merger candidate. Between January 16, 2001 and the signing of the Acquisition Agreement, Cardiome investigated six companies operating in the cardiac area. After reviewing these many transaction possibilities, Cardiome determined that its most promising opportunity was the acquisition of Paralex, a private New-York based company that has a license from JHU for the use of oxypurinol for the treatment of CHF and other cardiovascular disorders.

The discussions leading to the execution of the Acquisition Agreement commenced at a meeting on September 5, 2001 between executives of Cardiome and Paralex.
At that meeting, the parties agreed that a combination of the two businesses could capitalize on unique synergies that were worthy of further exploration. This September 5, 2001 meeting led to an extensive due diligence, negotiation and approval process that culminated in the execution of the Acquisition Agreement by all parties on December 21, 2001. At the September 5, 2001 initial meeting, the Paralex group disclosed to Cardiome that Paralex had been formed as a venture by several individuals that included some whom were at the time, and remain, employees of Paramount.

During the several weeks following September 5, 2001 each party to the potential transaction performed preliminary external due diligence. To foster the discussions, the parties executed a Non-Disclosure Agreement on September 10, 2001. Mr. Rieder also explored structural alternatives with his legal advisers and received input from the members of the Board. During October 2001, several key terms of the Acquisition were finalized, with Mr. Rieder reviewing the terms proposed by Paralex with the Board and incorporating their views into subsequent negotiations.

On October 8, 2001, Dr. Mark Rogers of Paralex traveled to Vancouver to meet with the Board to discuss the opportunity to acquire Paralex. Prior to the meeting, Cardiome management submitted to the Board a detailed acquisition evaluation memorandum which outlined the key attractions of the transaction as well as the main risks. By late October, Cardiome had completed further due diligence relating to technical matters and many of the main issues of the Acquisition Agreement had been resolved. At a Board meeting on October 26, 2001 the Board again reviewed the terms of the transaction and authorized management to proceed with the proposed transaction subject to certain changes in the terms. Paralex subsequently agreed to the changes in terms.

At a subsequent Board meeting on November 7, 2001, a draft of the Acquisition Agreement was provided along with a final term sheet. The Board unanimously agreed to complete the Acquisition on substantially the terms and conditions presented. All Board members subsequently executed a consent resolution effective the same date which approved the transaction with an understanding that a fairness opinion on the acquisition price, by a financial advisor, would be delivered to the Board. In the same consent resolution, the Board resolved to appoint Nesbitt Burns as financial advisor to the Board.

On November 26 2001, Cardiome retained the services of Nesbitt Burns as financial adviser to prepare an opinion as to the fairness to Cardiome of the purchase price for the Paralex Shares, from a financial point of view.

During the early weeks of December 2001, the final points of the Acquisition Agreement were negotiated. On December 19, 2001 the ILEX Licence was finalized. After final review of the ILEX Licence by Cardiome's legal advisors, the Acquisition Agreement was executed and announced in a press release dated December 21, 2001.

Recommendation of the Board of Directors

On January 11, 2002, the Board considered the terms of the Acquisition and determined that the Acquisition is in the best interests of Cardiome and Cardiome Shareholders based upon, among other things, the following:

    *   the reasons described below under "Reasons for the Acquisition";

    * the financial condition, business operations and prospects of Paralex and Cardiome;

    *   the Fairness Opinion; and

    * advice from, and consultation with, Cardiome's financial and legal advisors.

The Board recommends that Cardiome Shareholders vote in favour of the resolutions described below under the heading "The Acquisition Resolutions".

Fairness Opinion of Nesbitt Burns

Nesbitt Burns has delivered the Fairness Opinion to the Board, concluding that the Purchase Price (as defined in the Fairness Opinion) for the Paralex Shares is fair to Cardiome from a financial point of view.

The complete text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this Information Circular. The Fairness Opinion addresses only the fairness of the Purchase Price (as defined in the Fairness Opinion) for the Paralex Shares to Cardiome from a financial point of view and does not constitute a recommendation to any Cardiome Shareholder as to the manner in which to vote at the Meeting. Cardiome Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

Reasons for the Acquisition

The main objective of the Acquisition is to create shareholder value. There are operational, strategic, financial and relationship benefits from the proposed transaction.

Operational Value of The Acquisition

The Acquisition provides Cardiome with an important new cardiology program that may increase shareholder value by applying oxypurinol to CHF. This increase in shareholder value can be achieved by applying Cardiome's current operational strengths in pre-clinical and clinical development to additional projects.

Important New Program
---------------------

CHF is an important medical condition which affects an estimated 9.8 million people in the developed world (Decision Resources, Inc. - Congestive Heart Failure - September 2000). In the U.S., almost one third of the newly-diagnosed patients die within one year. Current therapies help to manage the symptoms of the condition such as fluid accumulation, inability to exert effort, inadequate circulation of blood, and others. But no current therapy addresses the decrease in cardiac efficiency (volume of blood pumped by the heart relative to the amount of oxygen consumed by the heart) associated with CHF. The XO Inhibitor family of molecules, appears to have just that effect (Cappola et al, Circulation, 2001;104:2407-2411), offering the potential to improve quality of life for CHF patients. Oxypurinol is expected to have similar results. The JHU patent licenced to Paralex as well as the option on the gout application of oxypurinol held by Paralex provide significant protection from generic or FDA-approved competition. The clinical record of the drug as well as its years of application in a compassionate use program provide some assurance that the drug will be able to move directly into Phase II clinical trials, and will be safe at the required dose.

Leverage of Pre-Clinical Capabilities
-------------------------------------

Ongoing pre-clinical research can add significant value to existing drugs by adding additional indications to the drug's potential application, by strengthening the intellectual property position of the drug, and by further elucidating its mechanism of action. Cardiome has proven capability in cardiac-focused in-vitro and in-vivo pharmacology, electrophysiology, and analytical chemistry that it can apply to such objectives. As well, through the Acquisition, Cardiome also expects to have access to the investigational biology expertise of Dr. Marban and his colleagues at JHU.

Leverage of Clinical Development Capabilities
---------------------------------------------

Cardiome has successfully conducted several early and mid-stage clinical development programs, and is adding to its strength in the clinical development area. As well, Cardiome has developed a broad international network of cardiology researchers to provide clinical advice to the Company. These resources, augmented by new additions, will be directly applied to the acquired programs.

Strategic Value of The Acquisition

Success in the pharmaceutical industry is driven by three key activities which each carry significant inherent and competitive risks:

     1. identify therapeutically relevant targets at the biological receptor level;
     2. discover proprietary small molecules, proteins and peptides which interact most appropriately with those targets; and
     3. obtain approval for, manufacture, and profitably distribute the resulting drugs.

This transaction strengthens Cardiome's strategic position in all three of these key activities.

Target Selection
----------------

The Acquisition adds strength to Cardiome's target identification capability at two levels.

First, the Acquisition directly adds an important new target to Cardiome. The XO target for cardiology indications has gained increasing validation over recent years in human studies conducted with allopurinol, the leading molecule in the XO Inhibitor class. Most recently, Cappola et al showed that allopurinol increased cardiac efficiency in late stage CHF patients.

Second, the Acquisition will result in important leaders in cardiology research forming a relationship with Cardiome. Most notably, Dr. Eduardo Marban of JHU, inventor of the key patent licenced to Paralex is expected to join Cardiome's scientific advisory board, bringing knowledge and experience to Cardiome's ability to evaluate and acquire cardiac drug targets.

Discovery of Proprietary Drug Molecules
---------------------------------------

Through the Acquisition, Cardiome will acquire important rights relating to oxypurinol, the XO Inhibitor molecule that Cardiome will seek to commercialize in cardiology indications. Oxypurinol is the key active metabolite of allopurinol and has been administered to many patients in a compassionate use program for gout. Cardiome also has a one-year option to acquire a Phase III orphan drug program applying oxypurinol to gout.

Approval, Manufacturing, and Commercialization
----------------------------------------------

Cardiome believes that the acquired program to apply oxypurinol to cardiovascular disease is ready for Phase II clinical testing, providing Cardiome with another program that is in the regulatory pathway. In addition, the optioned program for gout is at an even later stage - in Phase III - and possibly near to submission of data to the FDA for approval purposes.

Financial Value of The Acquisition

The Acquisition is financially attractive to Cardiome Shareholders because it directly expands the Company's potential for generating cash flow, and because it will enhance Cardiome's ability to attract capital in the future by diversifying risk, expanding market capitalization, and increasing the Company's visibility in US capital markets.

Increased Potential For Future Cash Flow
----------------------------------------

The CHF program within Paralex may generate cash flows if it meets its therapeutic objectives. The current market for CHF drugs is already large, and yet patient needs are poorly met and the developed world patient population is approximately 9.8 million (Decision Resources, Inc. - Congestive Heart Failure - September 2000). Thus the revenue-generating potential of a successful application of oxypurinol to CHF is large.

The optioned Paralex program applying oxypurinol to allopurinol-resistant gout is much smaller. However, there is an opportunity for that program to yield revenues much earlier than the CHF project.

Enhanced Ability to Attract Capital
-----------------------------------

Risk Diversification -             There are many risks inherent in drug
                                   development, such as unforeseen safety and efficacy issues that may not appear until late in the drug development process.
                                   Additionally, there are competitive risks that may impact on the value of even the most successful drugs. Many investors are unable or unwilling to practically diversify risk within their portfolio, and seek investments in which risk is spread across multiple projects. The Acquisition enables Cardiome to spread investment risk across several projects, offering investors several opportunities to realize gain on their investment. This risk diversification should strengthen Cardiome's ability to attract capital in the future.

Increased Market Capitalization -  Capital investment is increasingly dominated by large pools of managed capital. As a
                                   practical matter, many of these investment funds cannot invest in companies with small market capitalizations, because such funds cannot obtain and trade a large enough part of the investee company to have significant impact on their often very large portfolios. The Acquisition will expand Cardiome's market capitalization significantly and therefore broaden the number of such funds that can invest in Cardiome.

US Financial Visibility -          The Paralex Shareholders are largely based in
                                   the US and have significant profile there.
                                   This transaction should therefore increase the Company's ability to attract US investment capital in the future because of the increased awareness of Cardiome in US financial markets.

Relationship Value of The Transaction

Upon closing of the Acquisition, Cardiome expects to add Dr. Eduardo Marban to its Scientific Advisory Board. Dr. Marban is a globally recognized expert in Cardiology and Cardiac Cell Function and has tenure as a Professor of Medicine and Physiology at JHU. Dr. Marban is the lead inventor on the patent covering the acquired application of oxypurinol to CHF.

The Acquisition will also enhance the Company's clinical development strength. The larger consolidated company will have increased resources and technical challenge, which will allow Cardiome to attract key personnel in the cardiac field. This trend has already begun with the recently announced appointment of Dr. Rick Schwarz to Cardiome's management team.

In addition, by acquiring a U.S. based company, Cardiome may have opportunities to develop other relationships, both financial and scientific, which can be useful in the future to develop acquired or existing programs, or to facilitate Cardiome's access to U.S financial markets.

Shareholder Approval of the Acquisition

Cardiome has called the Meeting to consider, and if deemed advisable, approve and adopt the resolutions described below under "The Acquisition Resolutions". At the Meeting, each Shareholder will be entitled to vote on the basis of one vote per Cardiome Share held.

The eight current directors of Cardiome advise that they intend to vote all of the 2,509,600 Cardiome Shares of which they are registered or beneficial holders, or over which they exercise control or direction thereof, comprising approximately 6.1% of the total number of issued and outstanding Common Shares as at January 7, 2002, in favour of the resolutions in respect of the Acquisition for which they are permitted to vote.

Cardiome Post-Acquisition

Directors

Upon completion of the Acquisition in accordance with the terms of the Acquisition Agreement, Cardiome will have nine directors, four of whom will be nominees of Cardiome, four of whom will be nominees of Paralex, and the ninth, being a nominee of the other eight. These nominees have not yet been determined.

Share Capital

If Cardiome is continued under the federal laws of Canada, the authorized capital of Cardiome will consist of an unlimited number of common shares. After the completion of the Acquisition, holders of Cardiome Shares will be entitled to one vote per common share on all matters that may be brought before them. Holders of Cardiome Shares will be entitled to receive dividends as and when declared by the Board and to receive a pro rata share of the assets of Cardiome available for distribution to shareholders in the event of liquidation or winding-up. There are no redemption, conversion or pre-emptive rights attached to these shares.

If Cardiome is not continued under the federal laws of Canada, the authorized capital of Cardiome upon completion of the Acquisition will remain at 200,000,000 Common shares and the special rights and restrictions attaching to the Cardiome Shares will be unchanged. Each Common share carries the right to one vote.

Assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged at 43,070,181 shares (assumes the Special Warrants are exercised), there will be approximately 24,483,992 Cardiome Shares outstanding and 26,716,706 Cardiome Shares on a fully-diluted basis, upon completion of the Acquisition and the Financing at the Effective Time (after giving effect to the Share Consolidation), calculated as follows:

                                                   Number of Cardiome       Number of Cardiome
                                                 Shares Outstanding as   Shares on a Fully Diluted
                                                   at Effective Time     Basis as at Effective Time
                                                   -----------------     --------------------------
Cardiome Shares Outstanding                        43,070,181(1)            43,070,181(1)
Issued to Paralex Shareholders for Acquisition     33,300,000(2)            33,300,000(2)
Issued on Financing                                15,789,473(3)            21,315,788(3)
Issued for Introduction Fee                           250,000(4)               250,000(4)
Issued for Options, Warrants and Other Rights
Outstanding                                               N/A                8,930,854(5)
                                                   ----------              -----------
Total (pre-Consolidation):                         92,409,654              106,866,823
                                                   ==========              ===========

Share Consolidation (divide by 4)  Total:          23,102,413               26,716,706
                                                   ==========              ===========

(1)   Assumes exercise of 1,834,333 outstanding Special Warrants.

(2)   Estimated based on the conversion formula defined the Acquisition
      Agreement.

(3)   Assumes CDN$15 million (US$10 million) at $0.95 per unit (a "Unit").
      Each Unit will entitle the holder to receive without payment of additional consideration, one Cardiome Share and 0.25 warrant ("Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $1.90. Also assumes agent(s) of the Financing will receive agent warrants equivalent to 10% of the total of Units sold at an exercise price of $1.09. If the maximum offering of

      CDN$15 million (US$10 million), and all over-allotment and greenshoe options are exercised, significantly more shares would be issued.

(4) Share issuance for settlement of 50% of the introduction fee. See "The Acquisition Agreement - Introduction Fee".

(5) Includes 4,243,750 pursuant to the exercise of options outstanding, 2,953,171 pursuant to the exercise of warrants outstanding, 983,933 pursuant to the exercise of warrants to be issued upon exercise of 1,834,333 outstanding Special Warrants, and 750,000 pursuant to the exercise of warrants to be issued to Paramount (see "Information Concerning Cardiome Pharma Corp. - Material Contracts".

Voting Shares and Principal Holders

To the knowledge of Cardiome, assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged (at 43,070,181 shares which figure assumes exercise of the Special Warrants), no person will beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of shares of Cardiome at the Effective Time, after giving effect to the Acquisition and the Financing, but before the Share Consolidation except as follows:

Name                                                Number of Cardiome Shares   Percentage of Ownership(1)
----                                                -------------------------   -----------------------
Jay Lobell as Trustee of the Lindsay Rosenwald           10,495,744                       11.4%
2000 Family Trusts and the Lindsay Rosenwald
2000 Irrevocable Trust


(1) Assumes the issuance of 33,300,000 Cardiome Shares pursuant to the Acquisition and 15,789,473 Cardiome Shares pursuant to the Financing.


                         THE ACQUISITION AGREEMENT

General

Pursuant to the Acquisition Agreement among Cardiome, Cardiome U.S., a wholly owned Delaware subsidiary of Cardiome formed for the purposes of this transaction, and Paralex, Cardiome agreed to acquire all of the outstanding shares of Paralex by way of a merger of Cardiome U.S. into Paralex in accordance with the General Corporation Law of the State of Delaware. The following is a summary of the material terms of the Acquisition Agreement. Full particulars of the Acquisition are contained in the Acquisition Agreement, the text of which is attached as Appendix C to this Information Circular.

Merger Provisions

At the Effective Time, Cardiome U.S. will be merged into Paralex, the separate corporate existence of Cardiome U.S. will cease and Paralex will continue as the surviving corporation. Following the Acquisition, the surviving corporation will be a wholly owned subsidiary of Cardiome. At the Effective Time, all of the issued and outstanding Paralex Shares immediately prior to the Effective Time, will be exchanged for a number of Cardiome Shares equal to 43,070,181 less the Share Adjustment (defined below).

For the purposes of the Acquisition Agreement, "Share Adjustment" means the reduction in the number, if any of the Cardiome Shares issuable to Paralex Shareholders at the Effective Time calculated based on the following formula:
(CP Cash plus Company Liabilities) divided by the Deemed Per Share Purchase
Price.

For purposes of the calculation referred to above, (a) "CP Cash" means the sum of the positive amount of cash and readily liquid assets (including marketable securities, money market accounts and similarly liquid assets), if any on Cardiome's balance sheet as of October 31, 2001 (CP Cash is Cdn$5,174,899); (b) "Company Liabilities" means all liabilities of Paralex, of any nature expressed in Canadian dollars, reflected on the Closing Date Balance Sheet of Paralex. "Company Liabilities" shall not include any fees or payments owed currently, upon milestones, or pursuant to any royalty obligations with respect to Paralex's intellectual property except for the initiation fee pursuant to
Article 4.1 of the ILEX Licence (Company Liabilities is estimated at US$450,000); and (c) "Deemed Per Share Purchase Price" means the lower of (i) the average closing bid price of Cardiome Shares on the TSE on the ten Business Days prior to and including October 31, 2001, and (ii) Cdn$0.60 (Deemed Per Share Purchase Price is Cdn.$0.60).

Covenants of Paralex

Pursuant to the Acquisition Agreement, Paralex has provided a number of covenants including covenants that prior to the Effective Time, it will:

     (a) do all such acts and things as may be reasonably necessary or required in order to give effect to the Acquisition and, without limiting the generality of the foregoing, Paralex will apply for and use its good faith efforts to obtain:

           (i) the approval of the Paralex Shareholders required for the implementation of the Acquisition; and

           (ii) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Acquisition and transactions contemplated by the Acquisition Agreement;

     (b) provide all information reasonably requested by Cardiome for inclusion in this Information Circular and such information will be accurate and complete;

     (c) use best efforts to acquire an option, license or other legal claim on the ILEX Technology, in form and substance acceptable to Cardiome at its sole discretion (covenant met);

     (d) provide to Cardiome audited financial statements for Paralex for the period from inception of Paralex to November 30, 2001 that present fairly the financial condition and results of operations of Paralex at such date and for the period indicated therein, prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (covenant met); and

     (e) not take or cause to be taken any action which would disqualify the Acquisition as a tax-free reorganization under Section 368 of the United States Internal Revenue Code of 1986, as amended (the "Code") or that would cause any of Paralex Shareholders to recognize gain for U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition.

Covenants of Cardiome and Cardiome U.S.

Pursuant to the Acquisition Agreement, Cardiome and Cardiome U.S. have provided a number of covenants including covenants that prior to the Effective Time, they will:

     (a) not alter or amend their respective charter documents as the same exist at the date of the Acquisition Agreement except as contemplated in the Acquisition Agreement or in connection with authorization (but not issuance) of a class of preferred shares to facilitate financing of Cardiome following the Effective Time or to the extent permitted by clause (f) below;

     (b) do all such acts and things as may be reasonably necessary or required in order to give effect to the Acquisition and, without limiting the generality of the foregoing, Cardiome will apply for and use its good faith efforts to obtain:

           (i) the approval of the Cardiome Shareholders required for the implementation of the Acquisition; and

           (ii) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Acquisition and transactions contemplated by the Acquisition Agreement;

     (c) following the receipt of the Fairness Opinion, submit to Cardiome Shareholders, the Board's recommendation that Cardiome Shareholders approve the Acquisition Agreement and the Acquisition (unless in the written opinion of Cardiome's outside counsel such recommendation would breach the fiduciary obligations of the Board), and to the extent required by applicable law, convene the Meeting and solicit proxies to be voted at the Meeting in favour of the approval of the Acquisition Agreement and the Acquisition;

     (d) not sell or otherwise dispose of, nor permit any Cardiome subsidiary to dispose of, any capital asset in excess of $25,000 or other than in the ordinary course of business consistent with its normal business practices;

     (e) not, and shall cause Cardiome subsidiaries not to, take or cause to be taken any action which would disqualify the Acquisition as a tax free reorganization under Section 368 of the Code or cause the Paralex's Shareholders to recognize gain for U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition;

     (f) not issue, sell or grant options, or permit any Cardiome subsidiary to issue, sell or grant (except pursuant to existing agreements or plans), warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of its capital stock or rights or obligations convertible into or exchangeable for any shares of its capital stock or make any changes (by split-up, combination, reorganization or otherwise) in its capital structure, except (i) as agreed to by the parties hereto in writing (including under the Acquisition Agreement and the Registration Rights Agreement (described below under "Registration Rights Agreement")), and (ii) issuance of employee options consistent with past practice. However, Cardiome shall be permitted to increase (but not issue) the amount of capital stock issuable under its stock incentive plans so long as the shares issuable under such plans will not exceed 15% of the issued and outstanding shares of all classes of Cardiome following the Acquisition and the financing described in
           Section 6.2(e) of the Acquisition Agreement; and

     (g) not enter into, nor permit Cardiome subsidiaries to enter into, any transaction with any of the officers and directors of Cardiome, or any Cardiome subsidiary, or any immediate family member of any of the foregoing, or any entity in which any of such persons has a material interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or an over the counter market and less than 1% of the stock of which is beneficially owned by such persons).

Other Agreements

Registration Rights Agreement

At the Effective Time, Cardiome will execute and deliver a Registration Rights Agreement (the "Registration Rights Agreement") to each of the Paralex Shareholders in the form attached hereto as Exhibit 5.8 to the Acquisition Agreement. This agreement provides that Paralex Shareholders may request that Cardiome register with the United States Securities and Exchange Commission the Cardiome Shares to be issued to the Paralex Shareholders upon the closing of the Acquisition.

Board and Management

Forthwith after the Effective Time, the Board will be reconstituted to consist of nine directors, four of whom are nominees of Cardiome, four of whom are nominees of Paralex and one of whom is nominated by the other eight directors. These nominees have not yet been determined. On or prior to the Effective Time, Cardiome will continue its jurisdiction of incorporation to a territory within Canada which will permit such nomination and allocation of directorships. This jurisdiction will be the federal jurisdiction of Canada under the CBCA. See "The Acquisition Resolutions - Continuance Resolution".

U.S. Stock Exchange Listing

Under the Acquisition Agreement, Cardiome has agreed to use its reasonable best efforts to (i) have the Cardiome Shares listed on the NASDAQ National Market or SmallCap Market (collectively, "NASDAQ") or the American Stock Exchange and (ii) be in compliance with the initial requirements thereof.

Share Consolidation

In connection with Cardiome's obligations regarding listing described above, Cardiome have agreed to solicit the consent of the Cardiome Shareholders to effect a share consolidation. Once approved, the share consolidation shall be effected as reasonably deemed necessary by Cardiome in order that Cardiome may comply with the initial listing requirements of NASDAQ or the American Stock Exchange. Cardiome intends to make the Share Consolidation effective at the Effective Time. See "The Acquisition Resolutions - Consolidation Resolution".

Conditions

Conditions for the Benefit of Paralex, Cardiome and Cardiome U.S

The respective obligations of each of Paralex, Cardiome and Cardiome U.S. to effect the Acquisition shall be subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) the Acquisition, with or without amendment, shall have been approved by Paralex Shareholders in accordance with the provisions of Delaware law and at the Meeting of Cardiome Shareholders in accordance with the provisions of all applicable laws, the charter documents of Paralex, the charter documents of Cardiome, and the requirements of any applicable regulatory authorities;

     (b) the TSE shall have approved the terms of the Acquisition and shall have conditionally approved the listing thereon of the additional Cardiome Shares issuable to Paralex Shareholders pursuant to, or in connection with, the Acquisition, as of the Effective Time, subject to compliance with the usual requirements of the TSE; and

     (c) directors or officers of Cardiome will have executed lock up agreements in the form of Exhibit 6.1(g) attached to the Acquisition Agreement that prohibit the sale of Cardiome Shares until the earlier of the effective date of the first registration statement under the Registration Rights Agreement and two years from the issuance of the Cardiome Shares to the Paralex Shareholders.

Additional Conditions for the Benefit of Cardiome and Cardiome U.S.

The obligations of Cardiome and Cardiome U.S. to effect the Acquisition are also subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) Paralex shall have acquired an option, license or other legal claim on the ILEX Technology, exercisable by Cardiome at or after the Effective Time, in form and substance acceptable to Cardiome in its sole discretion or Cardiome shall have expressly waived this condition in a writing signed by both parties (this condition has been satisfied);

     (b) Paralex shall have delivered Paralex audited financials to November 30, 2001 to Cardiome and they shall be reasonably acceptable to Cardiome (this condition has been satisfied);

     (c) An offering of equity securities of Cardiome to raise gross proceeds of at least US$10 million (the "Financing"), on terms reasonably acceptable to Cardiome shall have been arranged;

     (d) Within five days of delivery to Cardiome by Paralex of the final ILEX Licence, an independent investment banker or financial adviser, at the sole discretion and expense of Cardiome, shall have issued an opinion to Cardiome's directors generally supporting the fairness and reasonableness to Cardiome of the transaction contemplated hereby (this condition has been satisfied);

     (e) Cardiome shall have completed its due diligence investigation of Paralex and obtained results satisfactory to it and its advisors not later than December 24, 2001 (this condition has been satisfied);

     (f) Cardiome shall have received from each person who is identified as an "affiliate" of Paralex, an Investment Agreement substantially in the form attached as Exhibit 5.4 in the Acquisition Agreement; and

     (g) The statutory period under Delaware law for exercise of dissenter's rights shall have elapsed without the holders of Paralex Shares holding more than 3% of Paralex Shares having exercised such dissenter's rights.

Additional Conditions to Obligation of Paralex

The obligation of Paralex to effect the Acquisition is also subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) Paralex shall have completed its due diligence investigation of Cardiome and Cardiome U.S. and obtained results satisfactory to it and its advisors not later than December 24, 2001 (this condition has been satisfied); and

     (b) Paralex shall have received an opinion of its counsel that the transactions contemplated hereunder shall qualify as a tax free reorganization under Section 368 of the Code and that Paralex Shareholders will not recognize gain for U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition.

Termination

The Acquisition Agreement may be terminated by Cardiome, and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by Cardiome Shareholders, if (i) any of the conditions in Sections 6.1 and 6.2 of the Acquisition Agreement are not satisfied by the dates specified for satisfaction, if any, (ii) if Paralex breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Cardiome, (iii) if Paralex breaches Paralex's obligations set forth in Article 8 of the Acquisition Agreement, or (iv) if the Effective Time does not occur prior to March 15, 2002.

The Acquisition Agreement may be terminated by Paralex and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Paralex Shareholders, if (i) any of the conditions in Sections
6.1 and 6.3 of the Acquisition Agreement are not satisfied by the dates specified for satisfaction, if any, (ii) if Cardiome breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Paralex, (iii) if Cardiome breaches any of its obligations set forth in Article 8 of the Acquisition Agreement, or (iv) if the Effective Time does not occur prior to March 15, 2002.

Fees and Expenses

Each party will bear its own costs in respect of the transactions contemplated in the Acquisition Agreement.

Effective Time of the Acquisition

If all of the approvals of the Cardiome Shareholders and Paralex Shareholders with respect to the Acquisition are obtained, the approval of the TSE is obtained and the other conditions to the completion of the Acquisition set forth in the Acquisition Agreement are satisfied or waived, the Acquisition will be effected by the issuance of a certificate by the Secretary of the State of Delaware in accordance with the laws of the State of Delaware. Cardiome expects that the Effective Time will occur on or before March 15, 2002, subject to extension by Cardiome and Paralex.

Exchange of Share Certificates and Fractional Shares

After the Effective Time, certificates for the appropriate number and type of Cardiome Shares will be issued to Paralex Shareholders, in accordance with the provisions of the Acquisition Agreement against deposit of their certificates representing the Paralex Shares with Pacific Corporate Trust Company, at its principal office in Vancouver, Canada.

Fractional Cardiome Shares will not be issued. Each holder of Paralex Shares who would otherwise be entitled to a fraction of a Cardiome Share shall have the number of shares they received rounded up to the next whole number of shares.

Financing

The obligation of Cardiome to complete the Acquisition is subject to the arrangement of the Financing. Cardiome has entered into an engagement letter dated January 11, 2002 with the Agent pursuant to which the Agent has agreed to as Cardiome's agent for a public offering by way of prospectus to raise gross proceeds of a minimum of US$10 million and a maximum of US$15 million by the sale of units, each unit consists of one Cardiome Share and one-quarter of one warrant, each whole warrant entitling the holder to purchase one additional Cardiome Share for a period of two years at 200% of the offering price. The offering price will be determined based on the market price of the Cardiome Shares, less an agreed upon discount. The Agent may over-allot the offering by an additional US$5 million. As compensation for its services, the Agent will be entitled to a cash commission of 7% of the gross proceeds of the offering and share purchase warrants entitling the Agent to purchase units in an amount equal to 10% of the number of units sold in the offering at 115% of the offering price. The Agent will also be entitled to a greenshoe option entitling the Agent to purchase up to an additional 15% of the number of units sold, to cover overallotments, for a period of 60 days from closing. Cardiome has also agreed to pay the Agent's reasonable out of pocket costs in connection with the offering. The Agent's obligations are subject to a number of conditions, including TSE approval, Cardiome Shareholder approval to the Acquisition, completion of the Share Consolidation, and execution of a formal agency agreement. The Agent has agreed to engage Paramount as its United States Placement Agent in connection with the offering. Cardiome has also agreed to pay the Agent a fee of US$150,000 if it enters into an "Alternative Transaction" (as defined in the engagement letter) prior to the earlier of closing of the offering and termination of the agreement. The engagement will terminate on the earlier of (i) execution of a formal agency agreement; and (ii) March 1, 2002 should no preliminary prospectus be filed through no fault of Cardiome.
Cardiome has agreed to file a U.S. registration statement to qualify the resale of the securities issuable pursuant to the offering, including the warrants issuable to the Agent. Pricing and the other terms of the offering are subject to TSE approval.

Stock Exchange Listing

Cardiome has made an application to list the Cardiome Shares to be issued in exchange for the Paralex Shares on the TSE as soon as practicable on or after the Effective Time of the Acquisition, subject to Cardiome fulfilling all of the listing requirements of the TSE. The TSE regards the combination of the Acquisition and the Financing as a backdoor listing transaction. The TSE has advised Cardiome that in order to list the Cardiome Shares issuable to the Paralex Shareholders, Cardiome must meet the TSE's original listing requirements on a post-transaction basis. If Cardiome does not meet the TSE's original listing requirements, Cardiome will not close the Acquisition and the Financing. Cardiome believes it will satisfy these requirements.

Introduction Fee

Pursuant to an Introduction Agreement dated August 10, 2001 between Cardiome and Paramount, Cardiome will, concurrently with the Effective Time and subject to TSE approval, pay to Paramount an introduction fee of 1.5% of the aggregate consideration paid by Cardiome to acquire the Paralex Shares. Cardiome has calculated this fee to be approximately $300,000 and Cardiome expects that the fee will be paid as to $150,000 cash and as to $150,000 by the issuance of approximately 250,000 Cardiome Shares. The calculation of the final amount of the fee is subject to verification by Paramount, and the terms of the agreement. The Agent has agreed to appoint Paramount as United States Placement Agent in respect of the Financing, and as such, Paramount will receive additional compensation in respect of the Financing.

                          THE ACQUISITION RESOLUTIONS

Acquisition Resolution

The rules of the TSE require that the Acquisition be approved by the Cardiome Shareholders. Accordingly, to give effect to the Acquisition, the Cardiome Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (the "Acquisition Resolution"), in the form set out in Appendix A, approving the Acquisition.

To become effective, the Acquisition Resolution must be approved by a simple majority of the votes cast by the Cardiome Shareholders voted in person or by proxy at the Meeting.

The Board recommends to the Cardiome Shareholders that they approve the Acquisition Resolution.

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the Acquisition Resolution.

Consolidation Resolution

The Acquisition Agreement requires Cardiome to use its best efforts to pursue a listing of the Cardiome Shares on NASDAQ or the American Stock Exchange. In order to facilitate this objective, if the Cardiome Shareholders approve the Acquisition Resolution, the Cardiome Shareholders will be asked to consider, and if deemed advisable, pass a special resolution, in the form set out in Appendix A to this Information Circular (the "Consolidation Resolution") approving the consolidation of Cardiome's share capital on a one new for four old basis (the "Share Consolidation"). Any fractional shares resulting from the Share Consolidation will be rounded up or down, with fractions of 0.5 or more rounded up and fractions of less than 0.5 rounded down.

To become effective the Consolidation Resolution must be approved by a majority of not less than 75% of the votes cast by the Cardiome Shareholders voting in person or by proxy at the Meeting.

The Board recommends to the Cardiome Shareholders that they approve the Consolidation Resolution.

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the Consolidation Resolution.

Continuance Resolution

In order to provide Cardiome with the ability to appoint the Paralex nominees to the Board, the directors of Cardiome are seeking shareholder approval for the continuance of Cardiome from British Columbia into the federal jurisdiction under the CBCA (the "Continuance"). In the process of Continuance it is also proposed that Articles of Continuance be adopted which will alter the authorized capital of Cardiome so that Cardiome will have an unlimited number of common shares.

The Continuance will affect certain of the rights of shareholders as they currently exist under the BCCA. Cardiome Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

On the effective date of the Continuance, Cardiome Shareholders will hold one
(1) common share of Cardiome domiciled in Canada for each one Cardiome Share currently held. The principal attributes of the common shares of Cardiome after Continuance will be identical to the corresponding shares of Cardiome prior to the Continuance other than differences in shareholders rights under the CBCA and the BCCA, a summary of which is provided below.

The Continuance, if approved, will effect a change in the legal domicile of Cardiome as of the effective date thereof. As of the effective date of the Continuance, the election, duties, resignations and removal of Cardiome directors and officers shall be governed by the laws of Canada, the proposed Articles of Continuance and By-Law No. 1 of Cardiome to be approved pursuant to the special resolution approving the Continuance. The proposed Articles of Continuance will be substantially in the form attached hereto as Appendix H. A copy of the proposed By-Law No. 1, in the form to be submitted to the Meeting, subject to such changes as may be recommended by counsel or required by regulatory authorities, will be available for inspection at Cardiome's head office during normal business hours up to the date of the Meeting and will be available at the Meeting.

Under the BCCA, in order to effect the Continuance, Cardiome must obtain the approval of its shareholders by way of special resolution, being a resolution passed by not less than three-quarters of the votes cast at the Meeting in person or by proxy. After having obtained such approval, Cardiome must make a written application to the British Columbia Registrar of Companies. A copy of the consent from the Registrar of Companies to the Continuance along with prescribed documents under the CBCA will then be filed with the Director under the CBCA and a Certificate of Continuance will be obtained. Pursuant to the BCCA, Cardiome is deemed to cease to be a company within the meaning of the BCCA on and after the date on which it is deemed continued under the laws of the CBCA pursuant to the issuance of the Certificate of Continuance from the Director under the CBCA. Notwithstanding the Continuance of Cardiome from the Province of British Columbia to the CBCA, the BCCA and the CBCA provide that all the rights of creditors of Cardiome against Cardiome's property, rights and assets and all liens on Cardiome's property, rights and assets are unimpaired by the Continuance. All debts, contracts, liabilities and duties of Cardiome from then on attach to Cardiome as continued under the CBCA and continue to be enforceable against it as if Cardiome had remained incorporated under the BCCA.

To become effective the Continuance Resolution must be approved by a majority of not less than 75% of the votes cast by the Cardiome Shareholders voting in person or by proxy at the Meeting.

The Board recommends to the Cardiome Shareholders that they approve the Continuance Resolution.

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the Continuance Resolution.

Differences Between the BCCA and the CBCA

In general terms, the CBCA provides to shareholders substantively the same rights as are available to shareholders under the BCCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. There is also a difference in the definition of "special resolution" which, under the CBCA requires a majority vote of the shareholders of a corporation and under the BCCA, requires a majority vote of the members of a company. The following is a summary comparison of certain provisions of the BCCA and the CBCA which pertain to rights of shareholders of a corporation. This summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding all of the implications of the Continuance.

Director Residency Requirements
-------------------------------

The BCCA provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The CBCA requires that 25% of the directors of a corporation must be resident Canadians.

Amendments to the Charter Documents of a Company
------------------------------------------------

Any substantive change to the corporate charter of a company under the BCCA, such as an alteration of the restrictions, if any, on the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company, requires a special resolution passed by not less than of the votes cast by members voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction require a special resolution passed by not less than of the votes cast by the holders of shares of each class entitled to vote at a general meeting of a company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of a company who voted against, or of not less than 10% of a class of shares affected by, a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the CBCA such changes require a resolution passed by not less than of the votes cast by shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares in a manner different from other shares of the same class, a resolution passed by not less than of the votes cast by the holders of shares of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

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Page 24

Sale of Company's Undertaking
-----------------------------

Under the BCCA, the directors of a company may dispose of all or substantially all of the business or undertaking of a company only with shareholder approval by not less than of the votes cast by those members voting in person or by proxy at a general meeting of the company.

The CBCA requires approval of the holders of of the shares of a corporation represented at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Rights of Dissent and Appraisal
-------------------------------

The BCCA provides that members who dissent to certain actions being taken by a company may exercise a right of dissent and require a company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where a company proposes to:

     (a)   continue out of the jurisdiction;

     (b) provide financial assistance to a person for the purchase of a company's shares;

     (c) sell the whole or substantially the whole of a company's undertaking;

     (d)   enter into a statutory amalgamation; or

     (e)   sell the whole or part of its business or property on liquidation.

The CBCA contains a similar dissent remedy, subject to certain qualifications. Regarding (b) above, the CBCA does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation. Regarding (d) above, under the CBCA, there is no right of dissent in respect of an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation. In addition, the right to dissent in the circumstances described in (e) above is restricted to the right to apply to the court to compel the corporation to distribute its assets in cash rather than in specie or for other shares. On such an application, the court does have jurisdiction to order that an applicant be paid fair value for a shareholder's shares. The procedure for exercising this remedy is different than that contained in the BCCA. The CBCA also contains a dissent remedy where a corporation resolves to amend its Articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a class or to add, change or remove any restrictions on the business or businesses that the corporation may carry on.

Oppression Remedies
-------------------

Under the BCCA a shareholder of a company has the right to apply to the court on the grounds that a company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the court may make such order a it sees fit including an order to prohibit any act proposed by a company.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA a shareholder, former shareholder, director, former director, officer, former officer or a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions
------------------------------

Under the BCCA a member or director of a company may, with leave of the court, bring an action in the name and on behalf of a company to enforce an obligation owed to a company that could be enforced by a company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the CBCA and this right extends to officers, former members, directors or officers of a corporation or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings
-----------------------

The BCCA provides that one or more members of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting within four months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Shareholder Proposals
---------------------

Under the BCCA, shareholders do not have the right to submit proposals at annual general meetings.

Under the CBCA, a beneficial or registered shareholder entitled vote at an annual meeting of shareholders may submit a proposal to corporation. To be eligible to submit a proposal, the shareholder must hold, or have the support of persons who hold, one percent (1%) of the total number of outstanding voting shares of the corporation or the number of common shares with a value of $2,000. The persons supporting the shareholder must have held the common shares for at least six months. A corporation may require that the shareholder provide proof that the shareholder owns the required amount and has owned them for at least six months. A corporation must set out the proposal in its management proxy circular or attach the proposal to the circular, if it is soliciting proxies, and must, if requested by the shareholder, include in the management proxy circular or attach to the circular a statement by the shareholder in support of the proposal. Generally, to be timely, the proposal must be received by a corporation at least 90 days before the anniversary date of the previous annual meeting of shareholders. If a corporation refuses to include a proposal in a management proxy circular for any of the reasons permitted by the CBCA (including failure to deliver the proposal in a timely manner), a corporation is not required to submit the proposal to the shareholders, but must notify the shareholder submitting the proposal of its intention to omit the proposal and give reasons for so doing. A shareholder claiming to be aggrieved by such a refusal may apply to a court, which may restrain holding the meeting and make any further order it thinks fit. A corporation or any person claiming to be aggrieved by a proposal may apply to court to exclude the proposal and the court may make such order as it thinks fit.

Place of Meetings
-----------------

The BCCA requires all meeting of members to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The CBCA provides that meetings of shareholders may be held at the place within Canada provided by the by-laws, or in the absence of such provision, at the place within Canada that the directors determine. Also, meetings of shareholders may be held outside of Canada if the place is specified in the Articles.

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Rights of Dissent

The following description of the rights of dissenting shareholders is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment for the fair value of such shareholder's Cardiome Shares and is qualified in its entirety by the reference to the full text of section 207 of the BCCA, which is attached as Appendix G to this Information Circular. A shareholder who intends to exercise the right of dissent should seek legal advice and carefully consider and comply with the dissent provisions. Failure to comply with the dissent provisions, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Persons who are beneficial owners of Cardiome Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns shares of Cardiome but is not the registered holder thereof, should contact the registered holder of his shares for assistance.

Pursuant to section 37 of the BCCA, a shareholder is entitled to be paid the fair value of his common shares if he dissents to the Continuance and the Continuance becomes effective, in which event section 207 of the BCCA applies. A copy of section 207 of the BCCA is attached to this Circular as Appendix G. Each shareholder who might desire to exercise dissent rights in respect of the special resolution to approve the Continuance should carefully consider and comply with the provisions of section 207 of the BCCA, and consult his or her legal adviser.

A shareholder is not entitled to dissent with respect to his shares if he votes any of those shares in favour of the special resolution authorizing the Continuance. A brief summary of the provisions of section 207 of the BCCA is set out below.

Section 207 of the BCCA
-----------------------

Section 207 of the BCCA provides that the dissenting shareholder has until two days before the Meeting to send to Cardiome, a written notice of dissent to the special resolution authorizing the Continuance. If the Continuance Resolution is approved by the Cardiome Shareholders and the directors determine to proceed with the Continuance, Cardiome must notify the dissenting shareholder of its intention to act upon the Continuance Resolution. The Dissenting Shareholder is then required within 14 days after Cardiome gives such notice, to send to Cardiome a written notice that he requires Cardiome to purchase all of the shares in respect of which he has given notice of dissent, together with the certificate or certificates representing those shares, whereupon the dissenting shareholder is bound to sell and Cardiome is bound to purchase those shares.

A dissenting shareholder who has complied with the aforementioned section 207, or Cardiome, may apply to the Court, after the adoption of the Continuance Resolution for an order requiring his shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Cardiome to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the shares held by him as of the day before the Meeting or such later date on which the Continuance Resolution is passed. Every dissenting shareholder of Cardiome who is otherwise in compliance with section 207 of the BCCA must be paid the same price.

Address for Notice
------------------

All notices to Cardiome pursuant to section 207 of the BCCA should be addressed to its registered office at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Strict Compliance with Dissent Provisions Required
--------------------------------------------------

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Cardiome Shares. Section 207 of the BCCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights. Accordingly, each shareholder who desires to exercise the dissent rights in respect of the Continuance should carefully consider and comply with the provisions of section 207 of the BCCA, the full text of which is set out in Appendix G attached to this Information Circular and consult his legal adviser.

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Page 27

                 INFORMATION CONCERNING PARALEX, INC.

Name and Incorporation

Paralex was incorporated under the laws of the State of Delaware on January 26, 2001 under the name Paralex, Inc. The address of the head office of Paralex is 787 Seventh Avenue, New York, New York 10019 and the address of the registered office is 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

Intercorporate Relationships

Paralex does not have any subsidiaries or proposed subsidiaries.

Overview

Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO Inhibitors"), for the treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. Paralex has also obtained from ILEX, an option on rights to the same drug candidate, oxypurinol, for the treatment of gout, a metabolic disease leading to an arthritic condition. Oxypurinnol is currently in Phase III clinical testing for the treatment of gout. Oxypurinol has been well studied in humans and is utilized on a compassionate use basis for patients who are allergic to allopurinol, a conventional treatment for gout. The licence allows Paralex to potentially advance its XO Inhibitors for treatment of CHF into Phase II clinical development, using an agent that has extensive human clinical data of oxypurinol for non-cardiovascular indications. The option provides Cardiome with the opportunity to have an approved drug within the next year or two.

The Paralex technology is based on new findings originally discovered by Dr. Eduardo Marban, a Professor of Medicine and Physiology at JHU and a recognized authority in cardiology and cardiac cell function. CHF is a condition under which the heart gradually loses its ability to pump sufficient blood throughout the body. It is a common disease whose incidence and severity increase with age, and is a significant cause of death in the developed world. CHF is also an important risk factor for serious disorders of the cardiac beat, and is associated with a six to nine fold increase in the risk of sudden cardiac death. The condition also significantly reduces the quality of life in those who suffer from the disease. Approximately 4.6 million persons in the U.S. suffer from CHF, while the developed world total is estimated at approximately 9.8 million (Decision Resources, Inc. - Congestive Heart Failure - September 2000).

Although some of the existing drugs used to treat CHF can provide a short-term increase in the heart's ability to pump blood, they do so at the cost of exacerbating the underlying disease. Such drugs increase contractile energy at the expense of increasing the heart's utilization of oxygen and energy. XO Inhibitors promise to improve myocardial work efficiency by sensitising cardiac muscle cells to calcium ions, which are a key determinant of cardiac muscle function. When treated with XO Inhibitors, these calcium-sensitized cardiac cells are expected to contract more efficiently without a proportionate increase in oxygen demand.

The safety record of the XO Inhibitors, which have been used clinically for decades for the management of gout, suggests that clinical development for other indications can proceed rapidly. Oxypurinol is expected to be safe as it has been given to many individuals without serious adverse side effects. It is expected to be effective in treating CHF on the basis of the extensive animal and human patient data that are already available. Finally, it offers a novel approach to treating a patient group that urgently needs additional therapeutic alternatives.

General Development of the Business

Paralex was formed in early 2001 by its current directors and officers for the purpose of acquiring and developing intellectual property rights for the use of XO Inhibitors in cardiovascular and gout applications. Between January and May, 2001, Paralex issued 4 million shares at US$0.001 per share to certain shareholders. On April 18, 2001, Paralex entered into a licence agreement with JHU pursuant to which Paralex acquired an exclusive worldwide license to develop, make, have made, use, and sell products in the field of therapeutic, diagnostic, and commercial uses of XO Inhibitors for cardiovascular and neuromuscular disease (the "Johns Hopkins Licence"). See "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins Licence" below for details. Concurrently, Paralex entered into a consulting agreement with CardioSciences Consulting, Inc., a private company controlled by Dr. Eduardo Marban, the inventor of the technology licenced from JHU. This agreement is

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Page 28

effective commencing on January 1, 2002. See "Information Concerning Paralex, Inc. - Consulting Agreement with Dr. Eduardo Marban, M.D., Ph.D." below for details.

In June 2001, Paralex entered into a licence agreement with ILEX, a public Delaware corporation, pursuant to which Paralex acquired a license to certain intellectual property rights to a Phase II/III compound, oxypurinol, for the treatment of gout. This agreement was replaced by an agreement dated December 19, 2001 pursuant to which Paralex acquired an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original Licence Agreement"), in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol, as well as an option to purchase certain clinical trial data in respect of oxypurinol (the "ILEX Licence"). See "Information Concerning Paralex, Inc. - Intellectual Property - ILEX Licence" below for details.

Also in December, 2001, Paralex entered into the Acquisition Agreement.

To date, Paralex has not conducted any significant operations, other than the acquisition of the technologies referred to above, and has not incurred any significant expenditures other than those relating to the acquisition of these technologies. Paralex has established a US$210,000 line of credit with Bank of America, which has been used to finance Paralex's activities to date. See "Information Concerning Paralex, Inc. - Material Contracts", below, for more details.

Principal Drug Candidate

Paralex's principal drug candidate is oxypurinol for the treatment of CHF. Oxypurinol has been used for many years in the treatment of gout by patients who are intolerant to allopurinol, a conventional treatment for gout. Based on work conducted at JHU by Dr. Eduardo Marban, Paralex believes it has a unique opportunity to develop oxypurinol as a medication for CHF.

At JHU, Dr. Eduardo Marban, Vice-Chairman of the Department of Medicine and a cardiologist, has made a discovery relating to XO Inhibitors. For many years it has been known that patients with heart failure have a problem with the ability of the heart to contract and to eject blood. When the muscle of the heart is damaged it does not contract sufficiently, causing the blood to back up, fill the heart and to accumulate in the lungs ("heart failure"). Many medicines can be used to increase the contraction of the heart and to make the patient feel better. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously increasing the heart's consumption of oxygen even more. The increased consumption of oxygen caused by contractility agents is a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, some present medicines which increase cardiac contractility may actually decrease life expectancy.

Dr. Marban's research has demonstrated that the class of agents known as XO Inhibitors (which includes oxypurinol) has the ability to increase the contraction of the heart in patients with heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. Accordingly, because XO Inhibitors have the ability to increase the efficiency of the heart when compared to other agents, they may offer the possibility of a new mode of therapy for patients with CHF. In studies conducted at JHU, Dr. Marban has shown these effects in both animals and in humans during cardiac catheterization. The intellectual property encompassing Dr. Marban's research, which has been acquired by Paralex pursuant to the Johns Hopkins Licence, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of CHF or other contractile disorders.

Although this has not been confirmed with the FDA, Paralex believes that it is likely that the safety data created during the clinical trial of oxypurinol for the treatment of gout (described below) can be used with the human data generated by Dr. Marban to file a Phase II study with the FDA or TPD to evaluate the potential efficacy of oxypurinol for the treatment of patients with CHF. This regulatory strategy is supported by the safety profile of oxypurinol in many individuals for the compassionate use and pivotal gout trials. The CHF market is potentially significant with approximately 1,692,000 patients, for all CHF classes, currently diagnosed with the disease yearly in the United States alone with a total disease population of 4.6 million in the United States (Decision Resources, Inc. - Congestive Heart Failure - September 2000). The ideal circumstance would be to test oxypurinol in a defined subset of patients, such as patients with end-stage heart failure, awaiting either a heart transplant or a decision on a left-ventricular assist device. Paralex believes that the area of XO Inhibitors, including oxypurinol, as a treatment of CHF has significant potential.

Use of Oxypurinol in the Treatment of Gout

Gout has been a recorded medical problem for more than 2,000 years. Gout can cause chronic, severe joint pain and swelling in those persons affected. Increasing steady state uric acid levels (hyperuricemia) causes gout, either by the overproduction of uric acid (overproduction) or failure of the kidneys to excrete the normal amount of uric acid produced in the body (underexcretion). Among untreated men with serum uric acids levels in excess of 9 mg/l 00 mL, 90% develop gouty arthritis. This excess uric acid can stay in the body and form into needle-like crystals, When these crystals deposit in a joint, they can cause inflammation, resulting in painful joint swelling. Gout is frequently familial in nature and associated with obesity, diabetes, alcoholism and coronary artery disease.

The discovery of the pivotal role of xanthene oxidase in the formation of uric acid initiated a series of observations leading to the discovery of new drugs to inhibit xanthene oxidase. XO Inhibitors are indicated for the management of gout in over producers and underexcretors of uric acid since these drugs directly inhibit synthesis of uric acid in the body. Numerous XO Inhibitors were initially synthesized, including allopurinol, which offered the convenience of once daily dosing, and has become the preferred treatment for gout.

Unfortunately, approximately four to five percent of patients taking allopurinol for gout become allopurinol-intolerant. Symptoms of allopurinol intolerance may include pruritic, maculopapular skin rash, and, although rare, Stevens-Johnson Syndrome, the most severe form of such rashes. Therefore, an alternative XO Inhibitor is needed for these patients. Oxypurinol, the active metabolite of allopurinol, is also an XO Inhibitor and Paralex believes it can be used as an effective alternative to allopurinol. Indeed, oxypurinol has been administered very successfully on a "compassionate use program" ("CUP") basis since 1967 for the treatment of allopurinol-intolerant patients of gout. Analysis of approximately 340 patients in the CUP shows that oxypurinol is safe, as effective as allopurinol and decreases adverse events by more than 70%-80% in the patients tested. ILEX in-licensed oxypurinol in 1995 from Glaxo Wellcome (now Glaxo), to develop oxypurinol as an FDA-approved drug. Although composition of matter patents for oxypurinol have expired, Paralex will receive, upon its receipt of the FDA's approval of the oxypurinol new drug application (the "NDA") for the treatment of gout in allopurinol-intolerant patients, Orphan Drug Exclusivity for such indication as provided by the OOPD. Paralex may file similar applications in Europe, and possibly worldwide. Paralex intends to further protect oxypurinol with provisional patent applications for technologies relating to manufacturing as well as new formulations and delivery approaches. Through the Johns Hopkins Licence, Paralex has exclusive rights to use oxypurinol for a variety of cardiovascular disease indications, some of which are described above.

Previous Efficacy Studies with Oxypurinol

Since 1967, oxypurinol has been available to allopurinol-intolerant patients on a compassionate use basis through the CUP. ILEX has overseen this program since 1995 and Paralex is obligated to continue overseeing the CUP pursuant to the ILEX Licence. From the inception of the CUP, the data have shown that oxypurinol decreased uric acid levels to the upper limits of the normal range in a significant proportion of allopurinol-intolerant patients participating in this program.

Although it could be assumed that many reactions to allopurinol were in fact due to the oxypurinol created by the body upon metabolization of allopurinol, the data suggests that approximately four out of five patients who are allopurinol-intolerant do not have adverse reactions to oxypurinol.

The data from approximately 340 patients in the CUP program indicates that 14% of the patients in the CUP had a rash and pruritis that were judged to be mild to severe by the treating physician. No life-threatening reactions, such as Stevens-Johnson Syndrome, were reported. No oxypurinol-related deaths were encountered among these allopurinol-intolerant patients.

Orphan Drug Designation Granted

On June 23, 1998, ILEX submitted an application for Orphan Drug Designation that would give Paralex Orphan Drug Exclusivity for oxypurinol in the treatment of allopurinol-intolerant patients of gout if the FDA approves an NDA for such use. On November 9, 1998, ILEX received notification from the OOPD that oxypurinol (registered as OXYPRIMTM by ILEX) qualified for Orphan Drug Designation for the aforementioned indication. If Paralex exercises the option covering the application of oxypurinol to gout, Paralex will obtain the benefits of the Orphan Drug Designation.

Market Opportunity

CHF is diagnosed for approximately 1,692,000, for all CHF classes, Americans every year and is believed to afflict approximately 4.6 million patients in the United States alone (Decision Resources, Inc. - Congestive Heart Failure - September 2000). CHF is defined as the situation when the heart is incapable of maintaining a cardiac output adequate to accommodate metabolic requirements. Treatment options remain inadequate and the current five-year mortality rate for this disease is nearly 70% (Decision Resources, Inc. - Congestive Heart Failure
- September 2000). Therefore, Paralex believes that there is a need for novel and improved therapies.

Competitive Conditions

Paralex believes that oxypurinol, as a treatment for CHF, will be the first drug of its kind in connection the treatment of CHF. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Because digoxin has a limited therapeutic index, it must be closely monitored with regular blood tests to avert the possibility of side effects which may include cardiac arrhythmia, which is often fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of CHF.

The current standard of care for CHF consists primarily of diuretics, digoxin, ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

1. Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

2. Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalisations.

3. Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

4. Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

5. Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

Intellectual Property

Orphan Drug Status

The OOPD of the FDA has approved an Orphan Drug Designation for oxypurinol applied to allopurinol intolerant gout patients. An Orphan Drug Designation for oxypurinol is currently being sought in Europe and planned for Japan.

Patent Status of Oxypurinol

The ILEX/Burroughs Wellcome patents sub-licensed to Paralex relating to composition of matter of oxypurinol have expired. Paralex's proprietary protection initially will be based upon Orphan Drug Exclusivity for the treatment of gout. For the treatment of contractile disorders such as CHF, Paralex's proprietary position is protected by patent rights licensed from JHU (see "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins License"). Paralex and ILEX have worked on preparing certain patent applications relating to novel processes involved with oxypurinol manufacturing. Also, Paralex is studying novel physical forms, new drug delivery and formulation technologies for potential patent applications. Finally, Paralex is studying new use-claims for oxypurinol which may result in additional use-claims.

Johns Hopkins Licence

Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 (the "Johns Hopkins Licence") between Paralex and JHU, Paralex has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and PCT application PCT US98/23878, each filed on November 5, 1998 and EPO application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility" (the "Patent Rights"). The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease (the "Licenced Field"). Paralex also obtained the exclusive option to any and all technologies developed by JHU in the Licenced Field of which Eduardo Marban, M.D. is the inventor.

In consideration for the Johns Hopkins Licence, Paralex has paid JHU an initial license fee of US$50,000. In addition, Paralex is obligated to pay a royalty to JHU on net sales of any product developed by Paralex with the Patent Rights. If a product developed by Paralex contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Paralex's royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable.

As additional consideration, for the Johns Hopkins Licence, Paralex issued (i) 390,000 shares of common stock to JHU and (ii) 210,000 shares of common stock to Dr. Marban for a purchase price of $.001 per share. The holders of such shares of common stock are also entitled to piggyback registration and information rights. Paralex must reimburse JHU up to US$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

ILEX Licence

Pursuant to a licence and option agreement originally entered into in June 2001 and subsequently amended and replaced by an agreement dated December 19, 2001 (the "ILEX Licence") between Paralex and ILEX Oncology, Inc. ("ILEX"), ILEX granted Paralex an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original Licence Agreement"), in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original Licence Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX Licence, ILEX also granted Paralex an exclusive worldwide license, in all fields, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol. ILEX further granted Paralex an option to purchase for US$250,000 certain clinical trial data ILEX has and may acquire in the future, and an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. Paralex also obtained the right to grant sublicenses in the above, subject to ILEX approval.

Under the ILEX Licence, Paralex agreed to pay ILEX upon execution, an initial fee of US$250,000. Paralex also agreed to pay BW a US$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original Licence Agreement. In addition, Paralex agreed to perform ILEX's obligations under the Original Licence Agreement concerning a compassionate plea program regarding relevant products. Further, Paralex agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. Paralex also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, Paralex agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

The ILEX Licence's term extends until the expiration of ILEX's obligation to pay royalties under the Original Licence Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to Paralex convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX Licence purports to provide each party with the right to terminate based certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides Paralex with the right to terminate upon termination of the Original Licence Agreement.

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Consulting Agreement with Eduardo Marban, M.D., PH.D.

Pursuant to an agreement entered into in May 2001 and dated as of January 1, 2002 (the "Marban Agreement") between Paralex and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marban, CCI agreed to cause Dr. Eduardo Marban, the inventor of the technology licensed under the JHU Agreement, to provide advisory services to Paralex with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marban Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marban as a direct result of performing services under the Marban Agreement will be owned exclusively by Paralex. Various obligations owed to Paralex under the Marban Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marban to JHU.

Paralex agreed to pay CCI US$100,000 per year for Dr. Marban's services under the Marban Agreement, plus reimbursement of certain expenses.

The Marban Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marban Agreement also provides that it will automatically terminate in the event Dr. Marban is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Regulatory Environment

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices ("GMP") during production. In the United States, these activities are subject to rigorous regulation by the FDA and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Canadian Therapeutic Products Directorate ("TPD").

The success of Paralex and upon completion of the Acquisition, Cardiome, is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with world-wide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, Paralex or Cardiome may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow Paralex and Cardiome to make cost effective developmental decisions in a timely fashion.

The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

(a) pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

(b) submission of an investigational new drug ("IND") application, which must become effective before human clinical trials commence;

(c) Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

(d) Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

(e) Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

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(f)   the submission of a NDA to the government authorities in the United
      States, or a new drug submission ("NDS") in Canada; and

(g) FDA approval of an NDA and the Health Protection Branch of Health & Wealthfare Canada ("HPB") approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product Licence Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. Paralex and ultimately Cardiome may partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products which may be developed.

Significant Acquisitions and Significant Dispositions

The only significant acquisition or dispositions made by Paralex are pursuant to the Johns Hopkins Licence and the ILEX Licence, described elsewhere herein.

Selected Financial Information and Management's Discussion and Analysis

The following table sets forth selected financial data for Paralex which has been derived from the financial statements of Paralex prepared in accordance with US GAAP which conform, in all material respects, to Canadian GAAP. This financial data should be read in conjunction with Paralex's financial statements and notes thereto and "Management's Discussion and Analysis" below.

          ============================================================
                                                     Period Ended
                                                   November 30, 2001
                                                   in U.S. dollars(1)
          ------------------------------------------------------------
          OPERATING DATA
          Revenue                                               Nil

          ------------------------------------------------------------
          Expenses
            General and administration
             expenses                                       233,982
            Amortization                                      6,452
            Total:                                          240,434
          ------------------------------------------------------------
          Net Loss for the period                           240,434
          ------------------------------------------------------------
          Basic and diluted loss per Common
            Share                                             $0.06
          ------------------------------------------------------------
          Weighted average number of
            outstanding shares(1)                         3,710,000
          ------------------------------------------------------------
          BALANCE SHEET DATA
          Assets
            Current assets                                  $23,042
              Other assets                                  354,148
              Total assets:                                $377,190

          Long term liabilities                             100,000
          Shareholders' Equity
            Share capital                                     4,000
            Deficit                                        (240,434)
                                                           (236,434)
          ============================================================

(1) From January 26, 2001 (date of incorporation) to November 30, 2001. Management's Discussion and Analysis


Period from January 26, 2001 (date of incorporation) to November 30, 2001
-------------------------------------------------------------------------

As Paralex was incorporated on January 26, 2001 with the current period being its first fiscal year, no comparison to the prior fiscal year can be made. Paralex incurred a net loss of US$240,434 (US$0.06 per common share) for the period ended November 30, 2001. Paralex had no income or revenue during the period ended November 30, 2001. The net loss resulted from US$233,982 of general and administration expenditures and US$6,452 of amortization costs during the period. The general and administration expenditures were primarily related to business development and start-up costs.

Dividends

Paralex has not, since the date of incorporation, declared or paid any dividends on its Paralex Shares and does not currently intend to pay dividends.

Description of Share Capital of Paralex

The authorized share capital of Paralex consists of 20,000,000 shares of Common Stock, with $0.001 par value per share, of which there are 4,000,000 shares of Common Stock issued and outstanding, and 5,000,000 shares of Preferred Stock, of which none are issued and outstanding.

Common Stock

The shares of Common Stock rank equally within their class as to dividends, voting rights, participation in assets and in all other respects. The issued shares are not subject to call or assessment nor pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Stock

The authorized shares of Preferred Stock in the capital of Paralex are issuable in one or more series. The shares of Preferred Stock are entitled to priority over the shares of Common Stock with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of Paralex. The shares of Preferred Stock are subject to the rights and restrictions attached to the shares of Preferred Stock in Paralex's By-Laws.

Paralex Shareholders

Paralex currently has 4 million shares of Common Stock and no shares of Preferred Stock outstanding. The Paralex Shares are held by the following persons:

                                                                              Percentage of Paralex Shares
Shareholder                                             Number of Shares        Owned Before Acquisition
----------                                              ----------------        ------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald                951,750                       23.79%
2000 Family Trusts
Dr. Eduardo Marban                                            610,000                       15.25%
Fred Mermelstein, Ph.D.                                       454,000                       11.35%
The Johns Hopkins University Medical Center                   390,000                        9.75%
Lindsay A. Rosenwald 2000 Irrevocable Trust(1)                309,000                        7.73%
Elizabeth Rogers, M.D.                                        221,416                        5.53%
Bradley Rogers                                                221,417                        5.54%
Merideth Rogers                                               221,417                        5.54%
33 Others(2)                                                  620,999                       15.52%
                                                            ---------                      -------
Total Outstanding Shares:                                   4,000,000                      100.00%


(1)   Jay Lobell is the trustee.
(2)   All other shareholders own less than 5% of the Paralex Shares.

Options to Purchase Securities

As at the date hereof, there are no outstanding options to purchase securities in the capital of Paralex.

Prior Sales

Particulars of the share capital of Paralex and the prices at which Paralex securities have been sold within the last 12 months are as follows:

                                                                               Price
                                              Number of Issued Securities   per Security   Total Consideration
                                              ---------------------------   ------------   -------------------
Prior Sales of Securities                            4,000,000               US$0.001           US$4,000
Within Last 12 Months


Escrowed Securities

As at the date hereof, there are no securities of Paralex subject to any escrow arrangements.

Principal Shareholders

To the knowledge of the directors and senior officers of Paralex, the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting shares of Paralex are as follows:

Name and                                                                                 Percentage of Paralex Shares
Municipality of Residence                                    Number of Paralex Shares      Owned Before Acquisition
-------------------------                                    ------------------------      ------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald                      1,260,750                       31.5%
2000 Family Trusts and the Lindsay Rosenwald
2000 Irrevocable Trust

Name and                                                                                 Percentage of Paralex Shares
Municipality of Residence                                    Number of Paralex Shares      Owned Before Acquisition
-------------------------                                    ------------------------      ------------------------
Dr. Eduardo Marban                                                    610,000                       15.25%

Fred Mermelstein                                                      454,000                       11.35%


Directors and Officers

Names, Address, Occupation and Security Holding

The names and municipality of residence of each of the directors and officers of Paralex, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of shares of Paralex are as follows:

=========================================================================================================================
                                                                                            Number of
       Name, Position,                                                                       Paralex       % of Paralex
   Municipality of Residence            Principal Occupation Previous Five Years            Shares Owned   Shares Owned
        -------------------------       ----------------------------------------            ------------   ------------
-------------------------------------------------------------------------------------------------------------------------
Mark C. Rogers, M.D.                    President, Paramount Capital, Inc., from 1998 to          Nil(1)         Nil
New Canaan, Connecticut                 present. Prior to that, Senior Vice President of
Chairman and Chief Executive            Mergers and Acquisitions of Perkin-Elmer
Officer                                 Corporation.

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------------------------
Fred H. Mermelstein Ph.D.               Director of Venture Capital, Paramount Capital,       454,000          11.35%
Upper Montclair, New Jersey             Inc., 1996 to present.
President and Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------------------------
Michael Weiser, M.D., Ph.D.             Director of Research, Paramount Capital, Inc.,        137,000           3.43%
New York, New York                      1998 to present.
Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------------------------
David M. Tanen                          General counsel and Associate Director,                75,000           1.88%
New York, New York                      Paramount Capital,Inc., 1996 to present.
Secretary and Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------------------------
John Knox                               Controller, Paramount Capital, Inc. and                 7,500           0.19%
New York, New York                      Paramount Capital Investments LLC since 1995.
Treasurer
=========================================================================================================================


(1)   Dr. Rogers' spouse, Elizabeth Rogers owns 221,416 Paralex Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Paralex is, or has been within the past ten years, a director, officer or promoter of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied Paralex access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer, promoter or control person of Paralex has, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of Paralex is, or has, within the ten years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers, promoters and other members of management of Paralex also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with Paralex. Conflicts, if any, will be subject to the procedures and remedies under the General Corporation Law of the State of Delaware. See also "Information Concerning Paralex, Inc. - Interest of Management and Others in Material Transactions".

Management

Mark C. Rogers, M.D., Chairman and Chief Executive Officer. Dr. Rogers, currently serves as President of Paramount and Paramount Capital Investments, LLC ("PCI"), a biotechnology, biomedical and biopharmaceutical merchant banking firm, as well as the Paramount Capital Asset Management, Inc. ("PCAM"). PCAM serves as the general partner and/or investment manager of the Aries group of funds. Dr. Rogers is also a member of Orion Biomedical GP, LLC ("Orion Biomedical"), which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (NasdaqNM: GNTA), a company specializing in anti-sense drugs for cancer, as well as several privately held corporations, including Innovative Drug Delivery Systems, Inc. ("IDDS") of which he is Chairman. Dr. Rogers has also been selected as advisor to the New York City Biotechnology Emerging Industries Fund.

Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at JHU, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine.

While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation "(Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

At Paramount, Dr. Rogers has been involved in the creation and growth of several start-up companies, including PolaRx BioPharmaceuticals, Inc. ("PolaRx") and IDDS. Dr. Rogers served as Chairman of the Board of PolaRx, which had acquired the rights to arsenic trioxide for the treatment of Acute Promyelocyric Leukemia ("APL"). Following NDA submission, PolaRx was sold to Cell Therapeutics, Inc. (NasdaqNM: CTIC).

Dr. Rogers received his M.D. from Upstate Medical Centre and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers devotes only a portion of his time to Paralex's business.

Fred H. Mermelstein, Ph.D., President and Director. Dr. Mermelstein serves as Director of Venture Capital at Paramount where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ('"Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Bean Foundation. Dr. Mermelstein is also a member of Orion Biomedical. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, two patents, and recipient of several research grants from both the US Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein devotes only a portion of his time to Paralex's business.

Michael Weiser, M.D., Ph.D., Director. Dr. Weiser is currently the Director of Research of PCAM, where he is responsible for the scientific, medical and financial evaluation of biomedical technologies and pharmaceutical products. Dr. Weiser is also a director of IDDS and a member of Orion Biomedical. Prior to joining PCAM, Dr. Weiser performed his post-graduate medical training in the Department of Obstetrics and Gynecology and Primary Care at New York University Medical Centre. Dr. Weiser is a member of The National Medical Honor Society and is a member of numerous scientific and medical societies. In addition, Dr. Weiser has received awards for both academic and professional excellence and is published extensively in both medical and scientific journals. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine. Dr. Weiser completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and received his B.A. in Psychology from the University of Vermont. Dr. Weiser devotes only a portion of his time to Paralex's business.

David M. Tanen, Secretary and Director. Mr. Tanen currently serves as Associate Director and General Counsel of Paramount. Mr. Tanen is also a member of Orion Biomedical. Mr. Tanen also serves as an officer and/or director of several other privately held development stage biotechnology companies and hedge funds, including IDDS. Mr. Tanen received his B.A. from the George Washington University and his J.D. from Fordham University School of Law. Mr. Tanen devotes only a portion of his time to Paralex's business.

John Knox, CPA, Treasurer. Mr. Knox has served as the Controller of Paramount and Paramount Capital Investments, LLC since March 1995. He also serves as Treasurer of MTR Technologies, Inc., a privately held biotechnology company. In March 2001, he became controller for the Orion Funds, which are domestic and offshore private equity funds that invest in biotechnology companies. Previously, Mr. Knox worked as an auditor for Richard A. Eisner & Company, a public accounting firm from August 1992 to February 1995. In 1991, Mr. Knox graduated with distinction from Emory University with a Bachelor of Business Administration Degree in Accounting. Mr. Knox devotes only a portion of his time to Paralex's business.

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the Board of Directors of Paralex, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of Paralex or of a subsidiary of Paralex who performed a policy-making function in respect of the company, whether or not the officer is also a director of Paralex or a subsidiary of Paralex.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of Paralex' four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the period of January 26, 2001, the date of incorporation, to November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the period of January 26, 2001 (date of incorporation) to November 30, 2001.

"Long term incentive plan" ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Paralex or an affiliate of Paralex, or the price of Paralex's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock appreciation right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the shares of common stock.

During the period of January 26, 2001 (date of incorporation) to November 30, 2001, Paralex had one Named Executive Officer, Dr. Mark Rogers, the Chief Executive Officer and a director of Paralex.

Summary of Compensation

The following table is a summary of the compensation paid by Paralex to its Named Executive Officer during the period of January 26, 2001 (date of incorporation) to November 30, 2001.

                       Summary Compensation Table
                       --------------------------

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Mark Rogers              2001            Nil            Nil              Nil         Nil           Nil          Nil      Nil
Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------

(1) The financial period was from January 26, 2001 (date of incorporation ) to November 30, 2001. No compensation has been paid to Dr. Rogers subsequent to November 30, 2001.

Long Term Incentive Plan (LTIP) Awards

Paralex has not granted any LTIP's since incorporation.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of Paralex for the director's services as a director during the period January 26, 2001 (date of incorporation) to the date hereof.

Paralex has no standard arrangement pursuant to which directors are compensated by Paralex for their services in their capacity as directors.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the period from incorporation to November 30, 2001, no incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted since incorporation.

Termination of Employment, Changes in Responsibility and Employment Contracts

Paralex has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer of Paralex to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Indebtedness of Directors and Executive Officers

No directors or officers of Paralex, or any of their respective associates or affiliates, are or have been indebted to Paralex at any time since the date of incorporation on January 26, 2001 to the date hereof.

Legal Proceedings

To the knowledge of Cardiome, Paralex is not a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of Paralex.

Interest of Management and Others in Material Transactions

There are no material transactions of Paralex during the period of January 26, 2001 (date of incorporation) to the date of this Information Circular in which any director or senior officer, or any principal stockholder of Paralex has an interest except as follows:

Several trusts established by Lindsay A Rosenwald, M.D. have a substantial equity interest in Paralex. Dr. Rosenwald is the Chairman of Paramount, which is serving as a finder on behalf of Cardiome in the Acquisition, and will also serve as a placement agent in respect of the Financing. Dr. Rosenwald is also Chairman and sole stockholder of Paramount Capital Investments, LLC ("PCI"), a merchant banking and venture capital firm specializing in biotechnology companies and Paramount Capital Asset Management ("PCAM"). Mark C. Rogers, M.D., Chairman and CEO of Paralex, is also President of Paramount, PCI and PCAM. Generally, Delaware corporate law requires that any transactions between Paralex and any of its affiliates be on terms that, when taken as a whole, are substantially as favourable to Paralex as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, none of such affiliates, Paramount, PCI or PCAM is obligated pursuant to any agreement or understanding with Paralex to make any additional products or technologies available to Paralex, nor can there be any assurance, and Paralex does not expect that any biomedical or pharmaceutical product or technology identified by such affiliates, Paramount, PCI or PCAM in the future will be made available to Paralex. In addition, certain of the current officers and directors of Paralex or certain of any officers or directors of Paralex hereafter appointed may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with those of Paralex.

Dr. Rosenwald has also guaranteed Paralex's US$210,000 line of credit with Bank of America. See "Information Concerning Paralex, Inc. - Material Contracts" below for additional details.

Auditors

Paralex's auditor, is Ernst & Young LLP., Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

Material Contracts

The material contracts entered into since January 26, 2001 (date of incorporation) to the date of this Information Circular by Paralex are as follows:

1.   Letter of Credit Agreement and Promissory Note (the "Note") dated
     November 1, 2001 between Paralex and Bank of America which gives Paralex a line of credit for up to US$210,000. The facility bears interest at 4.40% per annum and is due on December 20, 2002. Paralex is seeking to increase the facility to up to approximately US$485,000. The loan will be repaid from the proceeds of the Financing. The Note is guaranteed by Lindsay A. Rosenwald. M.D.

2. Johns Hopkins Licence. See "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins Licence".

3. ILEX Licence. See "Information Concerning Paralex, Inc. - Intellectual Property - ILEX Licence".

4. Marban Agreement. See "Information Concerning Paralex, Inc. - Consulting Agreement with Dr. Eduardo Marban, M.D., Ph.D."

5.   Acquisition Agreement. See "The Acquisition Agreement".

                 INFORMATION CONCERNING CARDIOME PHARMA CORP.

Name and Incorporation

Cardiome was incorporated under the Company Act (British Columbia) on December 12, 1986. In June 1992, the Company changed the focus of its business to drug research and development and changed its name to Nortran Pharmaceuticals Inc.
In June 2001, the Company changed its name to "Cardiome Pharma Corp." to reflect the Company's strategic focus on discovering and developing cardiac drugs. The address of the head office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Overview

Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. Cardiome is currently working on three projects designed to prevent or treat atrial arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial and ventricular arrhythmia, and has been licensed to AstraZeneca AB in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for both intravenous administration in a hospital setting and oral chronic therapy. This project is currently in a Phase II clinical trial for intravenous administration. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel found only in atrial tissue.

Current Projects

Cardiome's current drug discovery and development efforts target cardiac arrhythmia. The Company has three projects underway in this therapeutic area. The following chart summarizes Cardiome's current projects, including the targeted clinical market and the stage of development.

=============================================================================================================
 Product Candidate        Therapeutic Focus                   Stage of Development            Partner
-------------------------------------------------------------------------------------------------------------
   RSD1122         Atrial and Ventricular Arrhythmia               Pre-clinical (1)        AstraZeneca(2)
-------------------------------------------------------------------------------------------------------------
   RSD1235                 Atrial Arrhythmia                  Phase II clinical trial (3)  Unpartnered(4)
-------------------------------------------------------------------------------------------------------------
   Kv1.5                   Atrial Arrhythmia                  Pre-clinical (1)             Unpartnered(4)
=============================================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company or its collaborative partner can apply for regulatory approval to market the product.

(2) AstraZeneca AB will carry out and fund all of the further research and development on this product candidate. See "Information Concerning Cardiome Pharma Corp. - Material Contracts".

(3) Phase II clinical trials include testing in a limited patient population to determine efficacy, optimal dosage and adverse effects of the drug in humans. The Company commenced a Phase II clinical trial on the IV application of RSD1235 in December 2001. Subject to successful completion of this trial, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the third quarter of 2002.

(4) The Company is currently conducting its own research and development on these product candidates. However, the Company does not plan to develop an in-house marketing or manufacturing capability. As part of its business strategy, the Company will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

Antiarrhythmia Overview

Cardiac arrhythmia are abnormal rhythms of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

Ventricular Arrhythmia
----------------------

Ventricular tachycardia and ventricular fibrillation are two types of life threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 225,000 people die annually from SCD due to ventricular arrhythmia (American Heart Association, 2000 Heart & Stroke Statistical Update).

Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. Such a malfunction may result in SCD.

Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Cardiome's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

Atrial Fibrillation Antiarrhythmia
----------------------------------

Atrial fibrillation is a condition affecting the upper chambers of the heart. This condition is common but not acutely life-threatening. The main danger from atrial fibrillation arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Approximately, 6.2 million individuals in the developed world suffer occasionally or chronically from atrial arrhythmias (Decision Resources, Pharmacor Study, 2000).

Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life threatening side effects. Unlike current drugs used to treat atrial arrhythmia. Cardiome's drug candidates for atrial fibrillation selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's potential clinical candidates appear to target those channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Company has successfully developed two antiarrhythmic clinical candidates, RSD1122 and RSD1235, and intends to expand its drug candidate pipeline through its Kv1.5 project.

RSD1122 Project

RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in a broad range of animal studies modeling an arrhythmia condition. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Cardiome has licensed this project to AstraZeneca AB. See "Information Concerning Cardiome Pharma Corp. - Material Contracts". AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

RSD1235 Project

RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrocardiogram (ECG) impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Pre-clinical data suggests that RSD1235 may be rapidly cleared from the body after dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical animal studies have confirmed that RSD1235 also has significant oral bioavailability. Cardiome completed its Phase I clinical trial of the IV application of RSD1235 in July 2001. The Phase I clinical trial examined the safety of RSD1235 in humans. Cardiome initiated its pivotal Phase II efficacy clinical trial on the IV application of RSD1235 in December 2001. This trial is designed to define effective dose for conversion of atrial fibrillation and is designed to define what dosages should be used for the Phase III clinical trial.

Kv1.5 Project

The Kv1.5 Project is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial arrhythmia. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Directors and Officers

Name, Address, Occupation and Security Holdings

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of Cardiome Shares are as follows:

===================================================================================================================
                                                                                                 Number of Cardiome
                                                                        Shares Beneficially         Percentage of
                                                                        Owned or Over Which        Cardiome Share
   Name, Position and                  Principal Occupation            Control or Direction is     Ownership as at
Municipality of Residence            for Previous Five Years(1)             Exercised (1)          January 10, 2002
-------------------------            --------------------------             -------------          ----------------
-------------------------------------------------------------------------------------------------------------------
Michael J. A. Walker, Ph.D.         Professor of Pharmacology at the        2,295,400(2)                5.57%
Vancouver, B.C.                     University of British Columbia.
Chairman of the Board and a
Director of Company.

Director since 1992
-------------------------------------------------------------------------------------------------------------------
Robert W. Rieder, M.B.A.            President and CEO of the Company          144,600                   0.35
Vancouver, B.C.                     since April 1998. Previously, Vice-
President, Chief Executive Officer  President at MDS Ventures Pacific Inc.
and a Director of Company.

Director since 1997
-------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin, Ph.D.                Chief Scientific Officer of the Company       Nil                    Nil
Miami, Florida.                     since January 2001. Previously, the
Chief Scientific Officer            acting CEO and then Chief Scientific
and Director of Company             Officer of ConjuChem Inc.

Director since 2001
-------------------------------------------------------------------------------------------------------------------
Clive Peter Page, Ph.D.             Professor of Pharmacology at King's           Nil                    Nil
London, UK                          College, London, England.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet                  Consultant; formerly the President of         Nil                    Nil
Vancouver, B.C.                     Sandoz Canada.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                                                                                 Number of Cardiome
                                                                        Shares Beneficially         Percentage of
                                                                        Owned or Over Which        Cardiome Share
   Name, Position and                  Principal Occupation            Control or Direction is     Ownership as at
Municipality of Residence            for Previous Five Years(1)             Exercised (1)          January 10, 2002
-------------------------            --------------------------             -------------          ----------------
-------------------------------------------------------------------------------------------------------------------
Allen Ian Bain, Ph.D.               President and CEO of Immune                18,000                   0.04%
Vancouver, B.C.                     Network Ltd., a publicly traded
Director of Company.                corporation, since May 1999. From
                                    March 1997 to April 1998, he was
                                    President of the Company.
Director since 1996
-------------------------------------------------------------------------------------------------------------------
Kim Sun Oh, C.P.A.,(3)              Group Executive Director, Chemical            Nil                   Nil
Kuala Lumpur, Malaysia              Company of Malaysia Berhad.
Director of Company

Director since 1997
-------------------------------------------------------------------------------------------------------------------
Darrell Elliott                     From August 1999, Senior Vice                 Nil                   Nil
North Vancouver, B.C.               President, MDS Capital Corp.;
Director of Company                 prior thereto, President of Isuma
                                    Strategies; and from 1989 to August
                                    1998, Regional Vice President of
Director since 1999                 Royal Bank Capital Corporation
-------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch, Ph.D.            Vice President, External Affairs of the    50,000                   0.12%
Vancouver, B.C.                     Company, July 2001 to present; Vice-
Vice-President, External            President, Research of the Company
Scientific Affairs of Company       June 1997 to July 2001, and Head of
                                    Pharmacology of the Company since
                                    September 1996; previously a Research
                                    Scientist for the Drugs Directorate
                                    of the Health Protection Branch.
-------------------------------------------------------------------------------------------------------------------
Christina Yip, C.M.A.               Acting Chief Financial Officer of the       1,600                     N/A
Burnaby, B.C.                       Company, December 2000 to present;
Acting CFO, Director of Finance     Corporate Secretary and Director of
& Administration and Corporate      Finance and Administration of the
Secretary of Company                Company, September 2000 to present;
                                    Financial Controller of the Company,
                                    September 1998 to September 2000;
                                    Chief Accountant, West African
                                    Minerals Group, 1996 to 1998.
===================================================================================================================

(1) As at January 10, 2002, before exercise of 1,834,333 outstanding Special Warrants or the issuance of any shares pursuant to the Acquisition or the Financing.

(2) Held by Magic Bullets Enterprises Ltd., a wholly-owned subsidiary of 554238 B.C. Ltd., of which Dr. Walker is a director, officer and controlling shareholder. Drs. Page and Bain are also directors and minority shareholders and Dr. Bain is an officer of 554238 B.C. Ltd.

(3) Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, a major shareholder of Cardiome. See "Voting Shares and Principal Holders Thereof".

Directors

All directors of the Company will hold office until the next annual general meeting of the Company unless they earlier resign or are removed by the shareholders by special resolution.

Aggregate Ownership of Securities

As at the date hereof, and before exercise of 1,834,333 outstanding Special Warrants, the aggregate number of Cardiome Shares that are beneficially owned, or directly or indirectly controlled, by all directors and officers of the Company as a group is 2,509,600 Common Shares, representing approximately 6.1% of the 41,235,848 issued and outstanding Cardiome Shares.

Other Reporting Companies

The directors and officers of the Company who are or have been directors or officers of other Canadian reporting issuers within the five years prior to the date of this Information Circular, including the periods during which they acted in such capacity are as follows:


===================================================================================================================
Name of Individual       Name of Reporting Company                    Position                Term of Office
-------------------------------------------------------------------------------------------------------------------
Robert W. Rieder         Micrologix Biotech Inc.                      Director           Oct. 1994 - Present
                         StressGen Biotechnologies Corp.              Director           Feb. 1992 - May 2000
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet       Micrologix Biotech Inc.                      Director           Dec. 1995 - Present
                         Axcan Pharma Inc.                            Director           Nov. 1995 - Present
                         Anormed Inc.                                 Director           May 1996 - Present
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Allen I. Bain            Immune Network Ltd.                          Director           May 1999 - Present
                                                                      President          May 1999 - Present
                         Azure Dynamics Inc.                          Director           Apr. 2001 - Aug. 2001
-------------------------------------------------------------------------------------------------------------------
Kim Sun Oh               Immune Network Ltd.                          Director           Jan. 2000 - Present
-------------------------------------------------------------------------------------------------------------------
Darrell Elliott          Inex Pharmaceuticals Inc.                    Director           Aug. 1995 - Present
                         A.R.C. Resins International Corp.            Director           April 1996 - Present
                         Chromos Molecular Systems Inc.               Director           June 1996 - Present
                         GenSci Regeneration Sciences Inc.            Director           Feb. 1997 - Aug. 1998
                                                                      Director           Dec. 1999 - Present
                         Star Biotech Inc. (formerly Biostar Inc.)    Director           Jan. 1998 - Aug. 1998
                                                                      Director           Sept. 1999 - Present
                         Stressgen Biotechnologies Corp.              Director           Jan. 2000 - Present
                         Peace Arch Entertainment Group Inc.          Director           July 1998 - May 2000
                         Consolidated Envirowaste Industries Inc.     Director           May 1996 - Sept. 1999
                         Develcon Electronics Ltd.                    Director           Nov. 1995 - May 1999
-------------------------------------------------------------------------------------------------------------------


Corporate Cease Trade Orders or Bankruptcies

A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements, which order was lifted on December 28, 2000.

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

     (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

     (b) became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past 10 years:

     (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

     (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of the Company is or has, within the preceding 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. Reference should be made to specific disclosure under the heading "Information Concerning Cardiome Pharma Corp. - Directors and Officers - Other Reporting Companies". All such possible conflicts are required to be disclosed in accordance with the requirements of the Company Act (British Columbia) and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

Scientific Advisory Board

The Company receives guidance from its Scientific Advisory Board, primarily to assist the Company in analysing its product candidates. Cardiome's Scientific Advisory Board consists of Drs. Peter J. Barnes, Gunner Aberg, Joel Morganroth and Stanley Nattel. Drs. Barnes and Aberg are each paid the sum of US$8,500 per annum for their services as advisory board members. Dr. Nattel is paid the sum of US$10,000 per annum for his services as Chair of the antiarrhythmic advisory board. Dr. Morganroth is presently not paid for his services as an advisory board member. The members are selected by management based on their expertise in the therapeutic area under review by the Company.

Indebtedness of Directors and Officers

No directors or officers of the Company, or any of their respective associates or affiliates, are or have been indebted to the Company at any time since the commencement of its most recently completed fiscal year.

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or a subsidiary of the Company.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

"Long term incentive plan" ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of the Company's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock appreciation right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Cardiome Shares.

During the fiscal year ended November 30, 2001, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation

The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000, and 1999.

                          Summary Compensation Table

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder             2001          $241,250         Nil              Nil       30,000          Nil          Nil      Nil
President and CEO            2000          $200,000         Nil              Nil      455,000          Nil          Nil      Nil
                             1999          $200,000         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin(3)             2001          $258,836         Nil              Nil      780,000          Nil          Nil  $60,000(7)
CSO                          2000               Nil         Nil              Nil          Nil          Nil          Nil      Nil
                             1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch(4)         2001          $140,000         Nil             Nil           Nil          Nil          Nil      Nil
Vice President,              2000          $131,333         Nil             Nil        65,000          Nil          Nil      Nil
External Scientific          1999          $125,000         Nil             Nil           Nil          Nil          Nil      Nil
Affairs

-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson(5)             2001          $105,000         Nil             Nil           Nil          Nil          Nil      Nil
Director of Pharmacology     2000          $ 21,875(6)      Nil             Nil        75,000          Nil          Nil  $10,000(7)
                             1999               Nil         Nil             Nil           Nil          Nil          Nil      Nil
-----------------------------------------------------------------------------------------------------------------------------------
Grace Jung(6)                2001          $104,833         Nil             Nil         7,500          Nil          Nil      Nil
Senior Director, Research    2000          $ 96,583         Nil             Nil        25,000          Nil          Nil      Nil
                             1999          $ 90,333         Nil             Nil           Nil          Nil          Nil      Nil

===================================================================================================================================

(1) All securities are under options granted during the year covered. No SARs have been granted.
(2)   The Company does not currently have an LTIP.
(3) Dr. Ezrin was hired by the Company in January 2001 at a base salary of US$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was CDN$258,836.
(4) Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(5) Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6) Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.
(7)   This sum represents relocation expenses paid.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Market
                                                                                                 Value of
                                                                % of Total                      Securities
                                                  Securities      Options                       Underlying
                                                     Under       Granted to                     Options on
                                                    Options      Employees       Exercise or    the Date of
                                  Date of           Granted      in Fiscal        Base Price        Grant     Expiration
         Name                      Grant              (#)          year          ($/Security)   ($/Security)      Date
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                 Aug. 22/01         30,000          2.01%           $0.75          $0.72(1)   Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                    Jan. 30/01        750,000         50.34%           $0.73          $0.89(1)   Jan. 29/07
                                 Aug. 22/01         30,000          2.01%           $0.75          $0.72(1)   Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                       Aug. 22/01          7,500          0.56%           $0.75          $0.72(1)   Aug. 21/07
-------------------------------------------------------------------------------------------------------------------------

1. Calculated as the closing price of the Common Shares on the TSE on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-------------------------------------------------------------------------------------------------------------------------
                                                                         Unexercised           Value of Unexercised In-
                                                                        Options/SARs at         the-Money Options/SARs
                                 Securities                           Fiscal year-end (#)      at Fiscal year-end ($)(1)
Name of Executive                Acquired on                             Exercisable/                 Exercisable/
Officer                          Exercise (#)     Value Realized ($)    Unexercisable                Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                    -                  -              763,000/422,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                       -                  -              280,000/500,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                   -                  -              115,000/65,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                       -                  -               20,000/75,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                          -                  -               60,000/22,500                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------


(1) The market value of the Cardiome Shares on the TSE was $0.66 at fiscal year-end, November 30, 2001.

(2) The exercise or base price of these options exceeded the market value of the Cardiome Shares at fiscal year-end and hence these options were not in-the-money.

Pension Plans

The Company does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it did not pay or distribute any non-cash compensation during the fiscal year ended November 30, 2001, other than the granting of stock options.

Compensation of Directors

During the fiscal year ended November 30, 2001, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

-----------------------------------------------------------------------------------------------------
                               Directors fees   All Other Compensation    Securities Under Option(3)
Name of Director                    ($)                 ($)
-----------------------------------------------------------------------------------------------------
Michael J.A. Walker               5,000                 Nil(2)                   30,000
-----------------------------------------------------------------------------------------------------
Clive P. Page                    10,000              35,065(1)(2)                30,000
-----------------------------------------------------------------------------------------------------
Allen I. Bain                     5,000                 Nil(2)                   30,000
-----------------------------------------------------------------------------------------------------
Colin R. Mallet                  10,000               6,500(1)                   30,000
-----------------------------------------------------------------------------------------------------
Kim Sun Oh                        5,000                 Nil                      30,000
-----------------------------------------------------------------------------------------------------
Darrell Elliott                  10,000               9,500(1)                   30,000
-----------------------------------------------------------------------------------------------------

(1)   Consulting fees or meeting fees.

(2)   The Company paid $30,539 for contract research services to Pneumolabs
      (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.

(3) Granted on August 22, 2001 at an exercise price of $0.75 per share. The closing price of the Cardiome Shares on the TSE on the date of grant was $0.72. The expiry date of these options is August 21, 2006.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 Cardiome Shares. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors and Officers Insurance

The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a $25,000 deductible loss payable by the Company.

Employment Contracts of Named Executive Officers

The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder
----------------

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin
-------------

Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 750,000 incentive stock options of which 250,000 vested on the date of employment and the remaining 500,000 will vest upon the achievement of annual milestones. He receives three weeks of paid vacation and cash allowance of US$30,000 each year.

Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Dr. Ezrin is entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr.Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch
-----------------

Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Beatch's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to nine months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Barry Johnson
-------------

Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Johnson's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

Grace Jung
----------

Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Ms. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal monthly instalments. Ms. Jung receives four weeks of paid vacation each year.

Ms. Jung's employment agreement has an indefinite term and may be terminated by her upon three months' written notice.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Compensation Committee

The Board established a Compensation Committee which is responsible for determining the compensation of executive officers of Cardiome. The members of the Compensation Committee are Michael J.A. Walker, Colin R. Mallet and Darrell Elliott, the majority of whom are outside and unrelated directors of Cardiome. Michael J.A. Walker is the Chairman of the Board and was formerly Acting Chief Executive Officer of Cardiome from October 1996 to April 1998.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Compensation Committee makes recommendations based upon the Chief Executive Officer's suggestions regarding the salaries and incentive compensation for senior officers of Cardiome. The Compensation Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Compensation Committee also reviews significant changes to benefit policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Report on Executive Compensation

The compensation programs of Cardiome are designed to reward performance and to be competitive with the compensation agreements of other biotechnology companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Objectives
----------

The primary objectives of Cardiome's executive compensation program are to enable Cardiome to attract, motivate and retain qualified individuals and to align their success with that of Cardiome's shareholders through the achievement of strategic corporate objectives and the creation of shareholder value. The level of compensation paid to each executive is based on the executive's overall experience, responsibility and performance. Executive officer compensation is composed of salary, bonuses and the opportunity to receive options granted under Cardiome's stock option plan.

Salary
------

Salary ranges are determined following a review of the market data for similar positions in corporations of a comparable size and type of operations to Cardiome. The salary for each executive officer is largely determined by the terms of the officer's employment agreement with Cardiome.

Bonuses
-------

Cardiome may provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Compensation Committee.

Stock Option Plan
-----------------

The executive officers may be granted incentive stock options or non-incentive stock options under Cardiome's stock option plan.

Compensation of President and Chief Executive Officer
-----------------------------------------------------

The Committee considers with particular care the compensation of Cardiome's Chief Executive Officer, and recommends such compensation for Board approval based on the principles above. Robert W. Rieder is Cardiome's President and Chief Executive Officer. See "Information Concerning Cardiome Pharma Corp. - Executive Compensation - Employment Contracts of Named Executive Officers".

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years for the Cardiome Shares, assuming a $100 investment was made on November 30, 1996, with a cumulative total return of the TSE 300 Index, assuming reinvestment of dividends.


                         [GRAPHIC OMITTED]

----------------------------------------------------------------------------------------------------
November 30                1996         1997         1998         1999         2000         2001
----------------------------------------------------------------------------------------------------
Cardiome(1)                100.00       121.43       126.19        60.71       121.43        78.57
----------------------------------------------------------------------------------------------------
TSE 300 Index              100.00       108.25       105.44       125.04       146.59       123.42
----------------------------------------------------------------------------------------------------
CDNX Index(2)              100.00        54.94       33.71        169.47       246.86       264.57
----------------------------------------------------------------------------------------------------

(1) These figures are based on the closing price of the Cardiome Shares on the former Vancouver Stock Exchange for 1996, 1997 and 1998, on the Canadian Venture Exchange for 1999 and on The Toronto Stock Exchange for 2000 and 2001.

(2) These figures are based on former Vancouver Stock Exchange's index for the period Vancouver 30, 1996 to November 26, 1999. On November 26, 1999, the indices of the former Vancouver Stock Exchange and Alberta Stock Exchange were combined to form the Canadian Venture Exchange Index.

Interest of Management and Others in Material Transactions

No director, officer or principal shareholder of the Company, or any associate or affiliate of any of the foregoing persons or entitles, has any direct or indirect material interest in any transaction within three years of the date of this Information Circular or in any proposed transaction of the Company that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the UK. Several of the Company's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at August 31, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs
(UK) Limited, $48,000 of which were paid during the fiscal year ended November 30, 1998, $164,000 of which were paid during the fiscal year ended November 30, 1999, $31,000 of which were paid during the fiscal year ended November 30, 2000, and $17,000 of which were paid during the nine month period ended August 31, 2001.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out below or elsewhere in this Information Circular, no director or senior officer of Cardiome, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirectly, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Auditor, Transfer Agent and Registrars

The Company's auditor is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. The Company's registrar and transfer agent is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

Material Contracts

The material contracts entered into within two years of the date of this Information Circular by Cardiome and/or its subsidiaries are as follows:

1. Licence Agreement dated October 16, 2000 between Cardiome and AstraZeneca AB. Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000. Cardiome could be entitled to additional payments totalling US$20,000,000 if certain specified milestones relating to clinical trials, and regulatory approvals, are received as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

2. Introduction Agreement dated August 10, 2001 between Cardiome and Paramount. The Company engaged Paramount Capital, Inc. as a non-exclusive introducing agent and consultant to seek potential financing opportunities, potential merger and acquisition candidates and possible strategic partners. The initial term of the agreement is six months. The agreement will be automatically renewed for an additional six month terms unless either party terminates at least 30 days prior to the end of the current term. The Company is required to pay a monthly retainer fee of US$5,000 for each month of the term. The Company also agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 at exercise prices ranging from US$0.60 to US$3.00 for terms ranging from two and one-half to seven one-half years. The agreement also provides that the Company will pay Paramount a fee in the event that Paramount arranges a financing, a merger, an acquisition, a strategic alliance or a similar transaction during the term of the agreement or for a period of twelve months thereafter. The fee ranges from 3 to 5% of the value of the transaction, calculated in accordance with the agreement. In respect of the acquisition of Paralex, this fee is being reduced to 1.5% of the aggregate consideration payable by the Company to acquire Paralex, calculated in accordance with the agreement.

3.   Various Employment/Consulting Agreements.

     (a) Employment Agreement dated March 19, 1998, and as amended effective March 20, 2001, between the Company and Robert W. Rieder, President and CEO.

     (b) Employment Agreement dated June 5, 2001 between the Company and Dr. Alan M. Ezrin, CSO.

     (c) Employment Agreement dated July 16, 2001 between the Company and Gregory N. Beatch, Vice-President, External Scientific Affairs.

     (d) Employment Agreement dated September 18, 2000, between the Company and Barry Johnson, Director of Pharmacology.

     (e) Employment Agreement dated September 8, 1998, as amended effective August 1, 2001, between the Company and Grace Jung.

4. Acquisition Agreement See" The Acquisition Agreement" herein for more details.

5. Engagement Letter dated January 11, 2002 between the Company and the Agent in respect of the Financing. See "The Acquisition Agreement - Financing" for details.


                                   RISK FACTORS

The Company, which upon completion of the Acquisition will include Paralex, is subject to a number of risks, including the following:

The Company is a development stage company that has no developed or approved products. The Company is in the early development stage and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's proposed products are currently in the research and development stage and little or no revenues have been generated to date from product sales, nor are any product revenues expected for at least the immediate future, if ever. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business. The risks include, but are not limited to the possibilities that any or all of the Company's potential products will be found to be ineffective or, that the products, once developed, although effective, are not economical to market, that third parties hold proprietary rights that preclude the Company from marketing such products or that third parties market superior or equivalent products or the Company fails to receive necessary regulatory clearances for its proposed products. To achieve profitable operations, the Company must successfully develop, obtain regulatory approval for, introduce and successfully market, at a profit, products that are currently in the research and development phase. Most of the pre-clinical research and clinical development work and testing for the Company's product candidates remains to be completed. The Company is currently not profitable, and no assurance can be given that the Company's research and development efforts will be successful, that required regulatory approvals will be obtained, that any product will be safe and effective, that any products, if developed and introduced, will be successfully marketed or achieve market acceptance or that products can be marketed at prices that will allow profitability to be achieved. Failure of the Company to successfully develop, obtain regulatory approval for, or introduce and market its products under development would have a material adverse effect on the business, financial condition and results of operations of the Company.

This Information Circular includes estimates by the Company and Paralex of the number of patients who have received or might have been candidates to use a specific product of the Company or Paralex. There can be no assurance that such estimates accurately reflect the true market or the extent to which such product, if successfully developed, will actually be used by patients. Furthermore, there can be no assurance that the Company's or Parlex's sales of such product, if any, for such uses will be profitable even if patient use occurs.

Limited Revenues; History of Significant Losses; Accumulated Deficit. The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Company has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $6,495,636, $4,451,320, and $5,168,419 for the years ended November 30, 2000, 1999, and 1998 respectively, and $5,217,952 and $4,294,844 for the nine month periods ending August 31, 2001 and 2000 respectively. The Company's revenues were $723,352 for the year ended November 30, 2000, and $546,713 for the nine months ending August 31, 2001. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations.

Paralex has a history of operating losses and accumulated deficit and there is no certainty that Paralex will ever achieve profitability. Paralex has incurred operating losses since its inception in January 2001. As of November 30, 2001, Paralex's accumulated deficit was approximately US$240,434 which amount has increased to date. To date, Paralex has relied on its founders to fund its operations. Paralex expects to incur significant increasing operating losses over the next several years, primarily due to the expansion of its research and development programs, including pre-clinical studies and clinical trials for its products under development. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Paralex's ability to achieve profitability depends upon its ability to discover and develop products, obtain regulatory approval for its proposed products, and enter into agreements for product development, manufacturing and commercialization. There can be no assurance that Paralex will ever achieve any revenue or profitable operations from the sale of its proposed products.

Future Capital Needs; Uncertainties of Additional Funding. The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development projects; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development projects, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Volatility of Share Price. The market prices for the securities of biotechnology companies, including the Company's, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Cardiome Shares.

No Assurance of Regulatory Approval and Potential Delays. The pre-clinical studies and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the HPB and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

The attractiveness of the Acquisition depends in part upon the ability to use the safety and efficacy data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of CHF. There can be no assurance that the FDA will accept this prior clinical data for the CHF application or that Paralex will be able to proceed with Phase II studies with oxypurinol for CHF.

No Assurance of Market Acceptance. There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition. The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's projects. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Dependence Upon Key Personnel. The Company and Paralex are dependent on certain key directors, officers, employees, consultants and scientific advisors, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any of its officers, employees or consultants. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others. The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Specifically, the rights to oxypurinol are held by Paralex under licence pursuant to the Johns Hopkins Licence and the ILEX Licence. Although the Company and Paralex have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company and Paralex will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection. The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The composition of matter patents for oxypurinol, Paralex's key drug candidate, have expired. In order to obtain patent protection surrounding oxypurinol, Paralex will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of a third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators of if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth. The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations.

No Assurance of Successful Manufacturing. The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace. The Company intends to contract with ILEX or others for the manufacture of oxypurinol. The Company may need to contract with additional manufacturers. There can be no assurance, however, that the Company will be able to identify and qualify any such manufacturers, and, if able to do so, that any such manufacturing agreements will contain terms that are favourable to the Company, if at all. The Company has and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialisation. There can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity and quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Delays from Non-compliance with Good Manufacturing Practices. The manufacture of the Company's pharmaceutical products, if any, will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing. Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

Dependence on and Management of Future Corporate Collaborations. The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of its pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development projects or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure from Product Liability Claims. The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.
Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Company has secured product liability coverage for the Phase I and II clinical trials of RSD1235. The Company also has liability coverage for the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

The Company may encounter risks associated with the use of hazardous materials. The Company's research and development may involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or that the Company's business, financial condition and results of operations will not be material, and adversely affected by the current or future environmental laws or regulations.

The Company will experience uncertainty of product pricing, reimbursement and related matters. The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company's potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which the Company conducts its business. Such changes also could have a material adverse effect on the Company's ability to raise capital. Moreover, the Company's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore significant uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis. Finally, given the above potential market constraints on pricing, the availability of competitive products in these markets may further limit the Company's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of the Company's products, the market acceptance of the Company's products would be adversely affected.

Dilution. The completion of the Acquisition and the Financing and the exercise of warrants and issuance of shares and the completion of further equity financings, if available, will result in substantial dilution to Cardiome Shareholders.

Conflicts of Interest. Certain of the Company's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. See also "Information Concerning Paralex, Inc. - Interest of Management and Others in Material Transactions".

No Dividends. To date, the Company has not paid any dividends on the Cardiome Shares and does not intend to declare any dividends in the foreseeable future.


                         GENERAL PROXY INFORMATION

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cardiome for use at the Meeting and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the "Notice of Meeting").

Proxies

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting before commencement of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company reserves the right to engage outside consultants to assist with proxy solicitation. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

                 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company as at the date hereof consists of 200,000,000 common shares without par value, of which 41,235,848 common shares are issued and outstanding as at January 7, 2002.

Only the holders of Cardiome Shares of record on January 7, 2002 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by Proxy and entitled to vote shall have one vote for each Cardiome Share he or she holds on January 7, 2002.

In order to have a quorum for the Meeting, there must be in attendance at least one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

CAPTION>
                                                                                                  Percentage of Issued and
                                                                                                   Outstanding Shares Upon
                                                   Number of         Percentage of Issued       Completion of the Acquisition
Name of Member                                       Shares        and Outstanding Shares(2)         and the Financing(3)
--------------                                       ------        -------------------------         --------------------
Chemical Company of Malaysia Berhad             5,604,386(1)                 13.59%                          6.08%

Royal Bank Investment Management Inc.           4,377,157                    10.6%                           4.75%


(1) 4,104,386 of these shares are held by CCM Investments Ltd., of the British Virgin Islands, a wholly-owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Berhad, Dimensi Bersatu Sdn Bhd, Skim Amanah Saham Bumiputra, Billion Victory Sdn Bhd and Lembaran Megah Sdn Bhd each own 10% or more of Chemical Company of Malaysia Berhad.

(2) Before the exercise of 1,834,333 outstanding Special Warrants and the issuance of any shares on the Acquisition and the Financing.

(3) Assumes the exercise of the 1,834,333 outstanding Special Warrants, issuance of 33,300,000 Cardiome Shares pursuant to the Acquisition and 15,789,473 Cardiome Shares pursuant to the Financing.

                        OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

THE INFORMATION CONCERNING PARALEX, INC. CONTAINED IN THIS INFORMATION CIRCULAR, INCLUDING THE APPENDICES HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS, RECORDS AND OTHER PUBLIC SOURCES OR BEEN PROVIDED BY PARALEX, INC. FOR INCLUSION IN THIS INFORMATION CIRCULAR. ALTHOUGH CARDIOME PHARMA CORP. HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED ON SUCH DOCUMENTS, RECORDS OR INFORMATION PROVIDED BY PARALEX, INC. ARE UNTRUE, CARDIOME PHARMA CORP. ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN SUCH DOCUMENTS, RECORDS OR INFORMATION OR FOR ANY FAILURE BY PARALEX, INC. TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OR ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO CARDIOME PHARMA CORP.

Page A-1


                   APPENDIX A - TEXT OF ACQUISITION RESOLUTIONS

Resolution 1 - Acquisition Resolution

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. the acquisition (the "Acquisition") by Cardiome Pharma Corp. ("Cardiome") of Paralex, Inc. ("Paralex") by way of a merger of Cardiome, Inc., a wholly-owned subsidiary of Cardiome ("Cardiome U.S."), with and into Paralex pursuant to which Cardiome will issue to the shareholders of Paralex up to 33,300,000 common shares of Cardiome (subject to adjustment) for all of the shares of common stock of Paralex, as further detailed in Cardiome's Management Information Circular be and is hereby approved and authorized;

     2. the execution and delivery of the Agreement and Plan of Merger dated December 21, 2001 among Cardiome, Cardiome U.S. and Paralex regarding the Acquisition is hereby authorized, ratified, confirmed and approved;

     3. the payment of an introduction fee to Paramount Capital, Inc. ("Paramount") in respect of the Acquisition pursuant to the Introduction Agreement dated August 10, 2001 between Cardiome and Paramount, as further detailed in Cardiome's Management Information Circular, be and is hereby approved;

     4. notwithstanding that this resolution has been duly passed by the Cardiome Shareholders of Cardiome and the Acquisition has been conditionally approved by The Toronto Stock Exchange, the board of directors of Cardiome is hereby authorized, at its discretion, to revoke this resolution and terminate the Acquisition, in accordance with the terms thereof, at any time, without further approval of Cardiome's shareholders; and

     5. any one director or officer of Cardiome is hereby authorized and directed, acting for, in the name of and on behalf of Cardiome, to execute or cause to be executed, under the seal of Cardiome or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such director or officer of Cardiome may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions."

Resolution 2 - Consolidation Resolution

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

     1. all of the 200,000,000 common shares without par value, both issued and unissued, be consolidated into 50,000,000 common shares without par value, every four of such shares before consolidation being consolidated into one share;

     2. the authorized capital be increased from 50,000,000 common shares without par value to 200,000,000 common shares without par value;

     3. paragraph 2 of the Memorandum of the Company be altered to read as follows:

          "2. The authorized capital of the Company consists of 200,000,000 Common shares without par value.";

     4. fractional shares resulting from the consolidation will be rounded up or down, with fractions of 0.5 or more rounded up to the next whole number and fractions of less than 0.5 being rounded down to the next whole number;

Page A-2

     5. if the consolidation referred to in paragraph 1 above is not acceptable to the British Columbia Registrar of Companies or to The Toronto Stock Exchange Inc. or is otherwise not suitable to achieve the Company's objectives, the board of directors of the Company is hereby authorized to change the ratio upon which the shares will be consolidated to one which is acceptable to the board of directors, the British Columbia Registrar of Companies and The Toronto Stock Exchange, provided such ratio is less than the ratio referred to in paragraph 1, and upon such determination by the board of directors, the resolutions in paragraphs 1, 2, and 3 above shall be deemed to be amended accordingly;

     6. if the directors of the Company should resolve after the passing of this special resolution that it would not be in the best interests of the Company to proceed with the consolidation and increase in authorized capital, then this special resolution shall thereupon be rescinded and be of no further effect; and

     7. any one or more of the directors and officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution."

Resolution 3 - Continuance Resolution

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

     1. the governing jurisdiction of Cardiome Pharma Corp. (the "Company") be continued out of British Columbia and into the federal jurisdiction under the Canada Business Corporations Act (the "CBCA");

     2. pursuant to section 37 of Company Act (British Columbia) the directors of the Company are hereby, authorized, directed and empowered to apply pursuant to section 187 of the CBCA to the Director under the CBCA for a Certificate of Continuance continuing the Company as if it had been incorporated thereunder (the "Continuance");

     3. effective on the date of such continuance as a corporation under the CBCA, the Company adopt the articles of continuance (the "Articles of Continuance"), substantially in the form attached as Appendix H to the Management Information Circular of the Company dated January 11, 2002, and By-Law No. 1 in the form presented to this Meeting, each of which has been approved by the directors of the Company which, among other things, will provide for an increase in the authorized capital to an unlimited number of common shares, in substitution for the existing Memorandum of the Company, and such Articles of Continuance and By-Law No. 1 be, and they are hereby, approved;

     4. if the directors of the Company should resolve after the passing of this special resolution that it would not be in the best interests of the Company to proceed with the Continuance, then this special resolution shall thereupon be rescinded and be of no further effect; and

     5. any one director or any one officer of the Company is hereby authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, such other documents and instruments, and to do or to cause to be done, such other acts and things as in the opinion of such one director or one officer of the Company may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution."

Page B-1

                           APPENDIX B - FAIRNESS OPINION


BMO [GRAPHIC OMITTED] Nesbitt Burns               Investment & Corporate Banking
                                                  1 First Canadian Place
                                                  4th Floor, P.O. Box 150
                                                  Toronto, Ontario  M5X 1H3
                                                  (416) 359-4001


January 11, 2002


The Board of Directors
Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC
V6S 2L2

To the Board of Directors:

We understand that Cardiome Pharma Corp. ("Cardiome" or the "Corporation") is contemplating a transaction (the "Transaction") pursuant to which the Corporation and Paralex, Inc. ("Paralex" or the "Partner") will enter into a merger agreement whereby a newly formed wholly-owned Delaware subsidiary of the Corporation will combine with Paralex, such that Paralex shareholders will exchange their shares for approximately 33.3 million common shares of the Corporation (the "Transaction Shares"), with Paralex becoming a wholly-owned subsidiary of the Corporation. The number of Transaction Shares multiplied by the 20 day weighted average trading price of the Corporation's common shares for the period ending on December 20, 2001 on the Toronto Stock Exchange, gives rise to an implied purchase price for Paralex of approximately C$23.3 million (the "Purchase Price"). The terms of the Transaction are more fully described in the Management Information Circular (the "Circular") dated January 11, 2002, which will be mailed to the shareholders of Cardiome in connection with the Transaction.

The Corporation has retained BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") pursuant to an agreement dated November 26, 2001 to provide financial advice to the Board of Directors of the Corporation (the "Board") and to provide our opinion (the "Opinion") to the Board as to the fairness to the Corporation of the Purchase Price from a financial point of view. Our Opinion has been rendered as of December 21, 2001, and is for the exclusive use of the Board in its consideration of the Transaction and cannot be used or relied upon for any other purpose or by any other person. Our Opinion is not, and should not be construed as, a valuation of the Corporation, Paralex or any of their respective assets or securities and, in particular, is not, and should not be construed as, an opinion as to whether the 20 day weighted average trading price of the Corporation's common shares is reflective of the fair value of those shares.

Relationship with Interested Parties

Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Corporation, Paralex or any of their respective associates or affiliates.

BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of the Corporation, and from time to time, has executed or may execute transactions on behalf of the Corporation for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including the Corporation and its securities.

Page B-2

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, and the form and content of the Opinion have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i) the audited annual financial statements and the interim reports and Annual Reports for each of the three consecutive fiscal years ended November 30, 2000, Annual Information Forms for each of the two consecutive fiscal years ended November 30, 2000, and the interim reports for the first three quarters, ended August 31, 2001, of Cardiome;

ii) public information relating to the business, operations, financial performance and stock trading history of Cardiome;

iii) the Agreement and Plan of Merger dated December 21, 2001 ("Merger Agreement") entered into between Cardiome and Paralex, including the representations and warranties of Cardiome, its U.S. subsidiary, Cardiome Inc. and Paralex set out in that agreement;

iv)    the Circular dated January 11, 2002;

v) discussions with the management of Cardiome regarding, among other things, the assets, financial condition, and business prospects of Cardiome;

vi) financial projections with respect to Paralex's business prospects based on information and assumptions provided by management of Cardiome;

vii) discussions with management of, and the advisors to, Cardiome regarding, among other things, the biotechnology industry and participants, the congestive heart failure and hyperuricemia therapeutics segments, and various legal and regulatory matters;

viii) information with respect to other transactions of a comparable nature that we considered relevant;

ix) information with respect to the trading values of public companies that we considered relevant;

x) letter of representation (the "Certificate") as to certain factual matters, addressed to us, provided by a senior officer of Cardiome;

xi) discussions with representatives of Paralex regarding, among other things, the biotechnology industry and participants, the congestive heart failure and hyperuricemia therapeutics segments, the role of Paralex's product candidates in those indications, as well as the liabilities, financial condition, and business prospects of Paralex;

xii) audited financial information of Paralex as of November 30, 2001 from the time of its incorporation on January 26, 2001;

xiii)  the corporate by-laws and corporate resolutions of Paralex;

Page B-3

xiv) the license and option agreement between Ilex Oncology Inc. and Paralex dated December 19, 2001 setting out the terms under which Paralex agreed to acquire certain assets, information and intellectual property of Ilex;

xv) the exclusive agreement between The Johns Hopkins University and Paralex dated April 18, 2001, to license from The Johns Hopkins University certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors;

xvi) research and studies, both independent and commissioned by Cardiome, as well as equity analyst reports on the congestive heart failure therapeutics market in general and on potential competitors to Paralex; and

xvii) such other information, investigations and analyses as we considered appropriate in the circumstances.

BMO Nesbitt Burns has not, to its knowledge, been denied access by Cardiome or Paralex to any information requested by BMO Nesbitt Burns.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Cardiome, Paralex and their respective affiliates or advisors or otherwise pursuant to our engagement. We also have assumed the accuracy of all representations and warranties provided by Cardiome and Paralex in the Merger Agreement. The Opinion is conditional upon such completeness, accuracy and fair representation and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any such information, data, advice, opinions, representations or warranties ("Information"). In this context, we have assumed that there is no Information relating to the business, operations, capital or prospects of Cardiome or Paralex that is or could reasonably be expected to be material to the Opinion that has not been publicly disclosed, or otherwise disclosed to BMO Nesbitt Burns by Cardiome or Paralex, respectively. Subject to the exercise of professional judgment, we have not attempted to verify independently the accuracy, completeness or fair representation of any such Information. A senior officer of Cardiome has represented to us in the Certificate, among other things, that the Information provided to us by or on behalf of him was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no change or occurrence that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise of Cardiome and Paralex as was reflected in the Information. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. We have assumed, among other things, that our Opinion has been rendered upon the basis that the proposed equity financing as more fully described in the Circular, is completed at a price consistent with the recent trading range of the common shares of Cardiome. The Opinion is not, and should not be construed as, advice as to the price at which the common shares of Cardiome may trade at any future date.

Conclusion

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Purchase Price is fair to the Corporation from a financial point of view.

Yours truly,


/s/ BMO Besbitt Burns Inc.

Page C-1



       APPENDIX C - ACQUISITION AGREEMENT (EXCLUDING EXHIBITS AND SCHEDULES)








                                 AGREEMENT AND PLAN OF MERGER

                                            AMONG

                                    CARDIOME PHARMA CORP.

                                        PARALEX, INC.

                                             AND

                                       CARDIOME, INC.








                                Dated as of December 21, 2001

Page C-2

                                    TABLE OF CONTENTS
                                    -----------------

                                                                            Page
                                                                            ----
ARTICLE 1.   THE MERGER                                                        1
   1.1    The Merger                                                           1
   1.2    Effective Time                                                       2
   1.3    Effective Time of the Merger                                         2
   1.4    Certificate of Incorporation; By-laws                                2
   1.5    Directors and Officers                                               2
   1.6    Effect on Capital Stock                                              2
   1.7    Dissenting Shares                                                    3
   1.8    Surrender of Company Certificates                                    4
   1.9    No Further Ownership Rights in Company Common Stock                  5
   1.10   Lost, Stolen or Destroyed Company Certificates                       6
   1.11   Taking Necessary Action; Further Action                              6
ARTICLE 2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY                     6
ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB          13
ARTICLE 4.   COVENANTS                                                        22
   4.1    Covenants of the Company                                            22
   4.2    Covenants of Parent                                                 24
ARTICLE 5.   ADDITIONAL AGREEMENTS                                            26
   5.1    Meetings of Stockholders                                            26
   5.2    Access to Information and Confidentiality                           26
   5.3    Consents and Approvals                                              27
   5.4    Investment Agreements                                               27
   5.5    Notification of Certain Matters                                     27
   5.6    Further Action                                                      28
   5.7    Public Announcements                                                28
   5.8    Registration Rights Agreement                                       28
   5.9    Board and Management                                                28
   5.10   Listing                                                             28
   5.11   Stock Split                                                         29
ARTICLE 6.   CONDITIONS OF MERGER                                             29
   6.1    Conditions for the Benefit of the Company, Parent and Merger Sub.   29
   6.2    Additional Conditions for the Benefit of Parent and Merger Sub      30
   6.3    Additional Conditions to Obligation of the Company                  31
ARTICLE 7.   TERMINATION, AMENDMENT AND WAIVER                                33
   7.1    Termination                                                         33
   7.2    Notice of Unfulfilled Conditions                                    34
   7.3    Mutual Termination                                                  34
   7.4    Effect of Termination                                               34
   7.5    Fees and Expenses                                                   34
   7.6    Amendment                                                           34
   7.7    Waiver                                                              35
ARTICLE 8.   EXCLUSIVITY                                                      35
ARTICLE 9.   GENERAL PROVISIONS                                               36
   9.1    Non-Survival of Representations, Warranties and Agreements          36
   9.2    Notices                                                             36
   9.3    Certain Definitions                                                 37
   9.4    Proceeds of Financing                                               39
   9.5    Director and Officer Insurance                                      39
   9.6    Headings                                                            40
   9.7    Severability                                                        40
   9.8    Entire Agreement                                                    40
   9.9    Assignment                                                          40
   9.10   Parties in Interest                                                 40
   9.11   Governing Law                                                       40
   9.12   Counterparts and Facsimile                                          40

Page C-3

NOTE: THE EXHIBITS AND SCHEDULES ARE NOT INCLUDED IN THIS VERSION OF THE AGREEMENT AND PLAN OF MERGER

EXHIBITS
--------

Exhibit A Certificate of Merger

Exhibit 5.2 Form of Confidentiality Agreement

Exhibit 5.4 Form of Investment Agreement

Exhibit 5.8 Form of Registration Rights Agreement

Exhibit 6.1(g) Form of Lock Up Agreement

SCHEDULES
---------

Schedule 2.1(b) List of Stockholders of Company, Liens, Options

Schedule 2.1(g) List of Employment, Management and Services Agreements

Schedule 2.1(h) Outstanding Agreements Regarding Company Stock

Schedule 2.1(n) Conduct of Business of Company Outside Ordinary Course

Schedule 2.1(p) List of Material Contracts of Company

Schedule 2.1(r) List of Brokerage Fees

Schedule 2.1(t)(i) List of Third Party IP Rights

Schedule 2.1(t)(iii) Description of Claims on Company IP

Schedule 2.1(w) List of Significant Contracts

Schedule 3.1(b) List of Outstanding Options, Warrants and Rights

Schedule 3.1(d) List of Parent Subs

Schedule 3.1(o) List of Material Contracts of Parent

Schedule 3.1(q) Description of Liabilities of Parent in connection with
                Agreement

Schedule 3.1(s)(ii) List of Parent Intellectual Property

Schedule 3.1(s)(iii) List of Parent Licenses

Schedule 3.1(s)(v) List of Claims on Parent Intellectual Property

Schedule 9.3 Example of Share Adjustment Calculation

Page C-4

   AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2001 (the
"Agreement")

AMONG:

            CARDIOME PHARMA CORP., a British Columbia corporation having its principal place of business at 3650 Wesbrook Mall, Vancouver, British Columbia V6S 2L2

            ("Parent")

AND:

            CARDIOME, INC., a Delaware corporation and a wholly owned subsidiary of Parent, having an office at 3650 Wesbrook Mall, Vancouver, British Columbia V6S 2L2

            ("Merger Sub")

AND:

            PARALEX, INC., a Delaware corporation having is principal place of business at 787 Seventh Avenue, New York, NY 10019

            (the "Company")

            WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein; and

            WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent ("Parent Board"), Merger Sub and the Company have each approved the merger (the "Merger") of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") and upon the terms and subject to the conditions set forth herein;

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

      ARTICLE 1.   THE MERGER

1.1   The Merger.
      -----------

At the Effective Time (as defined in Section 1.2) and subject to, and upon the terms and conditions of, this Agreement and Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Company." Following the Merger, the Surviving Company shall be a wholly owned subsidiary of the Parent. It is intended that the merger constitute a tax free reorganization under Section 368(a)(2)(E) of the Code.

Page C-5

1.2   Effective Time.
      ---------------

As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 6, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in the form attached as Exhibit A (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the time of such filing being the "Effective Time").

1.3   Effective Time of the Merger.
      -----------------------------

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company.

1.4   Certificate of Incorporation; By-laws.
      --------------------------------------

     (a) Unless otherwise determined by Parent and the Company prior to the Effective Time, at the Effective Time the Certificate of Incorporation of the Company, as amended pursuant to the Certificate of Merger, shall be the Certificate of Incorporation of the Surviving Company until thereafter amended as provided by law and such Certificate of Incorporation; and

     (b) The By-laws of the Company shall be the By-laws of the Surviving Company until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Company and such By-laws.

1.5   Directors and Officers.
      -----------------------

The director of Merger Sub immediately prior to the Effective Time, Dr. Alan Ezrin, shall be the initial director of the Surviving Company, to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Company, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified.

1.6   Effect on Capital Stock.
      ------------------------

At the Effective Time, by virtue of the Merger and, except as provided herein, without any action on the part of Merger Sub, Parent, the Company or the holders of any of the Company Common Stock (as defined below), the following shall be deemed to have occurred:

     (a) Conversion of Company Common Stock. The issued and outstanding common stock, $0.001 par value per share, of the Company immediately prior to the Effective Time (the "Company Common Stock") other than shares of Company Common Stock to be cancelled pursuant to Section 1.6(c) and any Dissenting Shares (as defined and to the extent provided in Section 1.7) shall be converted automatically into a number of common shares of Parent without par value ("Parent Common Shares") equal to 43,070,181 less the Share Adjustment (the "Merger Shares").

Page C-6

     (b) Exchange Ratio. Each of the Company Stockholders shall receive its pro rata portion of the Merger Shares, as follows: each share of Company Common Stock (other than shares of Company Common Stock to be cancelled pursuant to Section 1.6(c) and any Dissenting Shares) will be converted automatically into a number of fully paid and nonassessable Parent Common Shares equal to the product of one (1) times the Exchange Ratio, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.8. Accordingly, at and after the Effective Time, each Company Certificate (as defined below) shall thereinafter represent the right to receive the Parent Common Shares as contemplated in this Section 1.6.

     (c) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

     (d) Capital Stock of Merger Sub. Each share of common stock, $0.001 par value, of Merger Sub issued to Parent and outstanding immediately prior to the Effective Time, which shall be the only shares of capital stock of Merger Sub outstanding prior to the Effective Time and shall be owned by Parent at the Effective Time, shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company and shall constitute at the Effective Time all of the issued and outstanding capital stock of the Surviving Company.

     (e) Adjustment to Exchange Ratio. The Merger Shares and the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Stock occurring after the date hereof and prior to the Effective Time and the Merger Shares and the Exchange Ratio shall be reduced to reflect the costs and expenses of the Company in connection with the transactions contemplated hereunder that are paid prior to the Effective Time pursuant to Section 7.5 to the extent such payment was not funded through additional Company Liabilities reflected in the Share Adjustment.

     (f) Fractional Shares. No fraction of a Parent Common Share will be issued. Each Company Stockholder who would otherwise be entitled to receive a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares to be received by such holder) shall have the number of shares they are to receive rounded up to the next whole number of shares.

     (g) Defined Terms. Unless otherwise defined herein, capitalized terms shall have the meaning set forth in Section 9.3 hereof.

1.7   Dissenting Shares.
      ------------------

Notwithstanding any provisions of this Agreement to the contrary, any shares of capital stock of the Company outstanding immediately prior to the Effective Time held by any person that has not consented to the Merger and has demanded and perfected his right of appraisal of such shares in accordance with Delaware Law

Page C-7

and who, as of the Effective Time, has not effectively withdrawn or lost such right to appraisal ("Dissenting Shares"), shall not be converted into or represent a right to receive Parent Common Shares pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law. Notwithstanding the foregoing, if any holder of shares of capital stock of the Company who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to appraisal, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Parent Common Shares pursuant to
Section 1.6, without interest thereon, upon surrender of the certificate or certificates representing such shares. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of capital stock of the Company, withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by the Company. The Company shall give Parent the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law hereunder. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of any capital stock of the Company or offer to settle or settle any such demands.

1.8   Surrender of Company Certificates.
      ----------------------------------

     (a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as exchange agent (the "Exchange Agent") in the Merger, which may be its registrar and transfer agent.

     (b) Parent to Provide Common Stock. Upon the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article 1, through such reasonable procedures as Parent may adopt, the Parent Common Shares issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock.

     (c) Exchange Procedure. Promptly after the Effective Time, the Surviving Company shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (the "Company Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Parent Common Shares pursuant to Section 1.6:

           (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and

           (ii) instructions for use in effecting the surrender of the Company Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent. Upon surrender of the Company Certificates to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole Parent Common Shares which such holder has the right to receive pursuant to Section 1.6 (the "Parent Certificates"), and the Company Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership

Page C-8

                 of the number of full Parent Common Shares into which shares of Company Common Stock shall have been so converted in accordance with Section 1.6.

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to Parent Common Shares represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to applicable law, following surrender of any such Company Certificate, there shall be paid to the record holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares.

     (e) Transfers of Ownership. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that (i) the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer, (ii) that the person requesting such exchange will have paid to Parent, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable and (iii) that an opinion shall have been delivered to Parent on behalf of the transferor to the effect that such transfer will not violate Canadian or United States securities laws or regulations.

     (f)   No Liability. Notwithstanding anything to the contrary in this
           Section 1.8, none of the Exchange Agent, the Surviving Company or any party hereto shall be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Investment Agreement. As a condition precedent to the receipt of Parent Common Shares, a Company Stockholder must execute and deliver to Parent an Investment Agreement in the form attached as Exhibit 5.4.

1.9   No Further Ownership Rights in Company Common Stock.

All Parent Common Shares issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Common Stock which are outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged for Parent Common Shares as provided in this Article 1 and appropriately entered into the stock ledger of the Surviving Company.

Page C-9

1.10   Lost, Stolen or Destroyed Company Certificates.

In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Common Shares, as may be required pursuant to Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

1.11   Taking Necessary Action; Further Action.

If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

         ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1 The Company hereby represents and warrants to Parent and Merger Sub that:

     (a) the Company is a corporation duly organized, validly existing and in good standing under Delaware Law, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

     (b) the authorized capital of the Company consists of 20,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 4,000,000 shares of Company Common Stock and no shares of Preferred Stock are validly issued and outstanding as fully paid and non-assessable shares, of which none are subject to escrow or pooling arrangements; a complete list of the Company's stockholders and the number of shares of Company Common Stock held by them is attached hereto as
           Schedule 2.1(b). Except as set forth in Schedule 2.1(b), all of the issued and outstanding shares of Company capital stock were duly authorized and validly issued and are fully paid and nonassessable and are free of any liens or encumbrances created by or resulting from the actions of the Company, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or By-Laws of the Company or any agreement to which the Company is a party or by which it is bound. All outstanding shares of Company capital stock were issued in compliance with all applicable federal and state securities laws. Except as described in this Section 2.1(b) or reflected in Schedule 2.1(b), the Company does not have and is not bound, and will not be bound as of the Effective Time, by any outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or obligations of any character, or rights or obligations capable of becoming any of the foregoing, calling for the purchase, redemption or issuance of any shares of Company capital stock or any other equity security of

Page C-10

           the Company or any securities representing the right to purchase or otherwise receive any shares of Company capital stock or any other equity security of the Company;

     (c) the Company is not subject to any reporting requirements of the Exchange Act;

     (d)   the Company has no subsidiaries;

     (e) the Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company (the "Company Board"). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Stockholders for approval and, except for the adoption of this Agreement by the requisite vote of the Company Stockholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other agreements and documents to be entered into in connection herewith have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally;

     (f)   [Reserved];

     (g) except as set forth in Schedule 2.1(g), the Company is not a party to any employment, management or service agreements;

     (h) Except as set forth in Schedule 2.1(h) the Company has no outstanding agreements or obligations in respect of the registration, repurchase, redemption, exchange or conversion of any of its outstanding securities and there are no pre-emptive rights or, to the knowledge of the Company, voting, stockholder or other similar agreements pertaining to the shares of Company Common Stock or Preferred Stock;

     (i) at the time of delivery pursuant to Section 4.1(h), the Company Audited Financials will present fairly the financial condition and results of operations of the Company at such dates and for the respective periods indicated in such financial statements and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis except as otherwise stated in the notes to such financial statements;

     (j) since October 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of the Company from that shown in the Company Audited Financials;

     (k) the books and records of the Company fairly and accurately set out and disclose in all material respects the financial position of the Company at the date hereof, all financial transactions relating to the Company have been accurately recorded in such books and records

Page C-11

           and the minute books of the Company contain all records of the meetings and proceedings of the Company Board and the Company Stockholders;

     (l) the Company does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in the Company Audited Financials including the notes thereto, except liabilities and obligations that may be reflected on the Closing Date Balance Sheet, which liabilities and obligations are not materially adverse in the aggregate to the Company on a consolidated basis and do not exceed in the aggregate US$25,000, and none of which results from, arises out, relates to, is in the nature of or was caused by any breach of contract, tort, breach of warranty, infringement or violation of law. Except as disclosed in the Company Audited Financials, there are no outstanding loans by the Company to any of the Company Stockholders;

     (m) there is no reasonable basis for and to the Company's knowledge, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of the Company, instituted, pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its property or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor to the Company's knowledge, is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of the Company, threatened against the Company or any of its property or assets.;

     (n) except as described in Schedule 2.1(n), since October 31, 2001 there has not occurred: (1) any acquisition or sale, transfer or other disposition by the Company of any asset or property; (2) any damage, destruction or loss whether or not covered by insurance; (3) any declaration, setting aside or payment of any dividend or any other distributions in respect of the capital stock or other equity securities of the Company; (4) any issuance of any shares of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any of the capital stock or other equity securities of the Company; (5) any increase in the compensation, pension or other benefits payable or to become payable by the Company to any of its officers or employees, or any bonus payments or arrangements made to or with any of them; (6) any incurrence by the Company of any obligations or liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others); (7) any discharge or satisfaction by the Company of any material lien or encumbrance or payment by the Company of any obligation or liability (fixed or contingent); (8) any change in any assumptions underlying or methods of calculating any debt, contingency, or other reserve of the Company; (9) any cancellation of any debt or claim or any waiver of any right of in an amount; (10) any disposition, assignment, transfer or lapse of any right of the Company to use any patent, registered trademark, trade name, copyright, know-how or process; (11) any change in any method of accounting or in any accounting practice of the Company; (12) any payment, other than salary payments to employees of the Company, loan or advance by the Company to, or any sale, transfer or lease of any of Company's properties or assets to, or any other contract, commitment, agreement, understanding, arrangement or transaction with, any officer, director or shareholder of Company; (13) the creation or imposition of any lien on the Company properties or assets; (14) any capital expenditures by the Company; (15) any agreement, whether in writing or otherwise, to take any of the foregoing actions described in this Section 2.1(n); or (16) any

Page C-12

           material adverse change in the business, properties, assets, liabilities, condition (financial or otherwise) or prospects of the Company, taken as a whole.

     (o) the business of the Company is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction over the Company;

     (p) attached hereto as Schedule 2.1(p) is a complete list of each contract or agreement between the Company and any other person, and each such contract is in full force and effect and, to the knowledge of the Company, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default. All material statutory municipal and other licenses, consents, permits and authorities necessary or desirable for the carrying on of the business and activities of the Company as now carried on, have been obtained and are valid and subsisting and all conditions thereof have been complied with in all material respects and, to the knowledge of the Company, none of them are likely to be suspended, cancelled, revised, refused or revoked;

     (q) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do, nor will they (with the giving of notice or the lapse of time or both):
           (i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Company;
           (ii) conflict with any of the terms, conditions or provisions of the charter documents (including the bylaws) of the Company;

           (iii) violate, materially conflict with, result in a material breach of, constitute a material default under or accelerate or permit the acceleration of the performance required by, any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree, note, bond, mortgage, license, sublicense, lease or other obligation, or award to which the Company is a party or by which it is bound or to which any of its property or assets is subject; or

           (iv) result in the cancellation, suspension or material alteration in the terms of any material license, permit or authority held by the Company or in the creation of any lien, charge, security interest or encumbrance upon any material assets of the Company under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

     (r) except as described in Schedule 2.1(r), the Company has not incurred any liability for brokerage fees, finder's fees, agent's commissions

Page C-13

           or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

     (s) the shares of Company Common Stock or Preferred Stock are not listed on any stock exchange;

     (t) as to the "Company Intellectual Property," which means (A) that certain License Agreement between the Company and Johns Hopkins University dated April 18, 2001 (the "Johns Hopkins License") and all of the Company's rights and obligations thereunder (all of which by virtue of this Agreement pass through and inure to the benefit of the Surviving Company, including the representations and warranties of Johns Hopkins University), (B) that certain Sub-License Agreement between the Company and ILEX Oncology, Inc. dated June 22, 2001 (the "Sublicense Agreement"), (C) as of the Effective Time, the License and Option Agreement dated December 19, 2001, covering ILEX Technology (as defined in Section 9.3) and all of the Company's rights and obligations thereunder which shall supersede and replace
           (B) above (the "ILEX Agreement"), and (D) the Marban Agreement and all of the Company's rights and obligations thereunder;

           (i) except as described in Schedule 2.1(t)(i) the Company is not a party to any agreement pursuant to which any third party is authorized to use any Company Intellectual Property;

           (ii) the Company is not, and to the knowledge of the Company, without independent investigation, no party to any agreements pertaining in any way to the Company's rights in the Company Intellectual Property, including the Johns Hopkins License, is in violation of such agreements, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not impair in any material respect the Company's rights or alter the rights or obligations of any third party under or violate any such agreements, and the Johns Hopkins License is fully paid up as of the Effective Time;

           (iii) except as set forth in Schedule 2.1(t)(iii) hereto, to the knowledge of Company without independent investigation, no claims with respect to the Company Intellectual Property have been asserted or, to the knowledge of the Company, are threatened by any person, nor does the Company have knowledge without independent investigation of any valid grounds for any bona fide claims (A) to the effect that the manufacture, sale or use of any product, or any licensing of any Company Intellectual Property, infringes on any copyright, patent, trademark or trade secret or violates any third party's rights in any domain name or any other third party proprietary rights, (B) against the use by the Company of any Company Intellectual Property, or (C) challenging the ownership, control, validity or effectiveness of any of the Company Intellectual Property; and to the knowledge of Company, no proceedings have been initiated pertaining to patent interferences or patent oppositions relating to Company Intellectual Property or portions thereof;

           (iv) to the knowledge of the Company, without independent investigation, all patents and registered trademarks encompassed by or part of the Company Intellectual Property

Page C-14

                   are valid and subsisting, and no copyright encompassed by or part of the Company Intellectual Property has been forfeited to the public domain. To the Company's knowledge, without independent investigation, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, including any employee or former employee of the Company;

           (v) to the knowledge of the Company, without independent investigation, the Company Intellectual Property is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party. Company has not encumbered or agreed that any third party may encumber (through liens, claims, rights or equities) the Company Intellectual Property except for any encumbrances granted under the John Hopkins License and the Sublicense Agreement;

           (vi)    [Reserved]

           (vii) To the knowledge of Company, without independent investigation, the Company has not been sued or charged in writing as a defendant in any claim, suit, action or proceeding which involves a claim of infringement of patents, trademarks, service marks, trade names, trade dress, trade secrets, copyrights, moral rights, or domain names, and which has not been finally terminated prior to the date hereof. Company has no knowledge of any infringement liability with respect to, or infringement by, the Company or any of its subsidiaries of any patents, trademarks, service marks, trade names, trade dress, trade secrets, copyrights, moral rights, or domain names of another;

     (u) other than the Company Intellectual Property, the Company does not own or otherwise have any rights (including without limitation under any license) to or under any patents; inventions; trademarks; service marks; trade names; trade dress; trade secrets; copyrights; moral rights; domain names; any renewal rights, applications, and registrations for any of the foregoing; any goodwill associated with such trademarks, service marks, trade names, and trade dress; technology; computer software programs or applications (in source and/or object code form); any documents and files relating to design, end user documentation, quality control, sales, marketing or customer support, and any schematics, records (including, without limitation, clinical records), or databases, the intellectual property rights in which pertain to any of the foregoing; any know-how or tangible or intangible proprietary information or materials; or any third-party proprietary or confidential information;

     (v) for purposes of this Article 2, "Taxes" means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any governmental authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions. All tax returns, reports and forms of the

Page C-15

           Company required to be filed by or with the respect to the activities of Company under the laws of any jurisdiction, domestic or foreign, have been duly and timely filed, which returns, reports and statements are true, correct and complete in all respects, and all Taxes, fees and other governmental charges of any nature whatsoever which were required to be paid have been paid. Complete and accurate copies of all tax returns filed, if any, have been previously delivered to Parent. There are no liens for taxes upon the Company or its assets except liens for current Company taxes not yet due. Company has made available to Parent complete copies of all the income tax returns, all examination reports by any taxing authority, and any statements of deficiencies proposed or assessed against or agreed by Company. Company has received no written notice of any claimed, proposed or assessed deficiencies or any adjustment for any Tax;

     (w) except as described in Schedule 2.1 (w), the Company is not a party to or subject to: (i) any union contract, employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee not terminable at will by the Company; (ii) any employee benefit plan or other plan or contract or arrangement, written or oral, requiring Company to provide bonuses, pensions, deferred compensation, retirement payments, profit sharing or the like; (iii) any lease of real or personal property; (iv) except for trade indebtedness incurred in the ordinary course of business, any indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee or otherwise; or (v) any contracts containing covenants purporting to limit Company's freedom to compete in any line of business in any geographical area;

     (x) the information supplied by the Company for inclusion in the Information Circular (as hereinafter defined) to be filed with all applicable securities regulatory authorities as part of the registration statement to be filed pursuant to the Registration Rights Agreement described in Section 5.8 hereof, or to be sent to the shareholders of Parent in connection with the meeting of Parent shareholders (the "Parent Shareholders") to consider the Merger (the "Parent Meeting") (such information circular as amended or supplemented is referred to herein as the "Information Circular"), shall not, on the date the Information Circular (or any amendment thereof or supplement thereto) is first mailed to Parent Shareholders, at the time of the Parent Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, be false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein, not false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its respecting affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the registration statement or a supplement to the Information Circular, the Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents;

     (y) the Company Board has, as of the date of this Agreement, (i) determined that the Merger is fair to, and in the best interest of the Company and its stockholders, and (ii) has agreed to recommend that its stockholders approve this Agreement and the transactions contemplated herein;

Page C-16

     (z) to the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action, failed to take any action or is aware of any fact or circumstance that would prevent the Merger from constituting a tax-free reorganization within the meaning of Section 368(a) of the Code or that would cause any of the Company Stockholders to recognize gain for U.S. income tax purposes upon the exchange of their Company Common Stock for Parent Common Shares pursuant to the Merger; and

     (aa) No representation, warranty or statement made by the Company in this Agreement or in the Schedules or Exhibits attached hereto, contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

        ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

3.1 Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

     (a) each of Parent, Parent Subsidiaries and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

     (b) the authorized capital of Parent consists of 200,000,000 common shares without par value of which on the date hereof, 41,235,848 Parent Common Shares are validly issued and outstanding as fully paid and non-assessable shares. Upon exercise of the Special Warrants (as defined in Section 9.3) outstanding on the date hereof, there will be 43,070,181 validly issued and outstanding fully paid and non-assessable Parent Common Shares. Upon exercise or conversion of all other warrants, rights, notes, preferred stock, and any other convertible securities and options outstanding on the date hereof there will be 52,001,035 validly issued and outstanding fully paid and non-assessable Parent Common Shares. Except as set forth in
           Schedule 3.1(b), all of the issued and outstanding Parent Common Shares were duly authorized and validly issued and are fully paid and nonassessable and are free of any liens or encumbrances created by or resulting from the actions of the Parent, and are not subject to preemptive rights or rights of first refusal created by statute, the Memorandum or Articles of the Parent or any agreement to which the Parent is a party or by which it is bound. All Parent Common Shares outstanding on the date hereof have been offered, issued, sold and delivered by Parent in compliance with: (i) all registration or qualification and prospectus requirements (or applicable exemptions therefrom) of all applicable Canadian Securities Laws (as defined below) and other applicable securities laws; and (ii) all material requirements set forth in applicable agreements or instruments. Except as described in this Section 3.1(b) or reflected in the
           Schedule 3.1(b) the Parent does not have and is not bound by any outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or obligations of any character calling for the purchase, redemption or issuance of any Parent Common Shares or any other equity security of the Parent or any securities

Page C-17

           representing the right to purchase or otherwise receive any Parent Common Shares or any other equity security of the Parent;

     (c) Parent is a reporting issuer in good standing under the securities laws of the Provinces of British Columbia, Alberta, Ontario, Quebec and the Yukon Territory, the rules, their respective regulations, prescribed forms, orders and rulings made thereunder and the policy statements issued by the securities commissions or other applicable securities regulatory authorities thereunder (the "Canadian Securities Laws") and is in material compliance with the by-laws, rules and regulations of The Toronto Stock Exchange. Parent has timely filed all material forms, reports and documents required to be filed by Parent under the Canadian Securities Laws and the rules and regulations of The Toronto Stock Exchange since Parent became a reporting issuer under the Canadian Securities Laws or commenced listing on The Toronto Stock Exchange, as applicable, other than a failure to timely file any such document which would not have a material adverse effect on the Parent or an adverse effect on the ability to resell on The Toronto Stock Exchange the Parent Common Shares issued to the Company Stockholders in the Merger; provided, however, that all such material required forms, reports and documents required to be filed by Parent before the date of this Agreement have been filed. All such required forms, reports and documents are referred to herein as the "Parent Securities Reports." As of their respective dates, the Parent Securities Reports (i) were prepared in accordance with the requirements of applicable Canadian Securities Laws and the rules and regulations of The Toronto Stock Exchange applicable to such Parent Securities Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent represents and warrants that, as of the date of this Agreement it is eligible to utilize clause 74(2)(8) of the Securities Act (British Columbia) in relation to the issue by Parent of the Parent Common Shares to the Company Stockholders pursuant to the terms of this Agreement;

           Parent is a "qualifying issuer" (as that term is defined in Multilateral Instrument 45-102 Resale of Securities) ("MI 45-102"). With regard to Canadian Securities Laws, by virtue of the application of MI 45-102, the Parent Common Shares issuable to the Company Stockholders upon consummation of the Merger will be freely resaleable in Canada on The Toronto Stock Exchange provided that the following conditions are met at the time of the trade: (i) Parent is or has been a reporting issuer in a jurisdiction listed in Appendix B of MI 45-102 for a period of four (4) months immediately preceding the trade; (ii) the trade is not a "control distribution", as defined in MI 45-102; (iii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (v) if the selling security holder is an insider or officer of Parent, the selling security holder has no reasonable grounds to believe that the issuer is in default of securities legislation;

     (d) The authorized and issued capital of Merger Sub consists of One Thousand shares of common stock, all of which are held by Parent. In addition to Merger Sub, Parent has two wholly owned subsidiaries which are disclosed in Schedule 3.1(d) (together with Merger Sub, collectively referred to as the "Parent Subsidiaries"). Parent owns all of the issued and outstanding shares or capital stock of the

Page C-18

           Parent Subsidiaries, as the case may be, and Parent Subsidiaries do not have and are not bound by any outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or obligations or any character calling for the purchase, redemption or issuance of any shares or capital stock or other equity security of Parent Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Parent Subsidiary capital stock or any other equity security of Parent Subsidiaries. All outstanding shares of Parent Subsidiary capital stock were issued in compliance with applicable Canadian Securities Laws and applicable U.S. securities laws;

     (e) The Parent has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby subject to shareholder approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Parent Board. Except for the adoption and approval of this Agreement and approval of the Merger by the requisite vote of the Parent Shareholders, no other corporate proceedings on the part of the Parent or the Parent Subsidiaries are necessary to approve this Agreement or the Merger. This Agreement and all other agreements and documents to be entered into in connection herewith have been duly and validly executed and delivered by the Parent and (assuming due authorization, execution and delivery by Company) constitute valid and binding obligations of the Parent, enforceable against the Parent in accordance with their respective terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under, this Agreement. The execution, delivery and performance by Merger Sub of this Agreement has been duly authorized by the Merger Sub board of directors in accordance with its charter documents and applicable laws. This Agreement constitutes, when executed by the other parties hereto, the valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization or other similar laws affecting creditors' rights generally and applicable equitable principles (whether considered in a proceeding at law or in equity);

     (f) except as disclosed in Schedule 3.1(b) there are no pre-emptive rights or, to the knowledge of Parent, voting, stockholders or other similar agreements pertaining to the Parent Common Shares. The Parent Common Shares to be issued to the Stockholders in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, and not subject to any encumbrances or pre-emptive rights except for applicable restrictions on transfer imposed by applicable securities laws, including those imposed by the 1933 Act and Rule 144 promulgated under the 1933 Act, and under applicable "blue sky" state securities laws or Canadian Securities Laws, and will be issued in compliance with Canadian Securities Laws, and applicable United States and applicable state securities laws;

     (g) except with respect to the registration rights and requirements of the Special Warrants described in Schedule 3.1(b) and with respect to the registration rights of the holders of Common Stock pursuant to the Registration Rights Agreement, the Parent and the Merger Sub are under no obligations to register or qualify any capital stock of the Parent or Merger Sub pursuant to any registration rights agreement or similar agreement;

Page C-19

     (h) the audited consolidated financial statements of Parent for its fiscal year ended November 30, 2000 (the "Parent Audited Financials") and the unaudited consolidated financial statements for the nine months ended August 31, 2001 present fairly the financial condition and results of operations of Parent as at such dates and for the respective periods indicated in such financial statements and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis, except as otherwise stated in the notes to such financial statements and comply with all applicable requirements of Canadian Securities Laws;

     (i) since August 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of Parent from that shown in the unaudited consolidated financial statements of Parent for the period ended August 31, 2001;

     (j) the books and records of Parent fairly and accurately set out and disclose in all material respects the financial position of Parent as at the date hereof, all material financial transactions relating to Parent have been accurately recorded in such books and records and the minute books of Parent contain all records of the meetings and proceedings of the stockholders and directors of Parent;

     (k) Parent and Parent Subsidiaries do not have any material liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in the Parent Audited Financials or their unaudited consolidated financial statements for the nine months ended August 31, 2001, except liabilities and obligations incurred in the ordinary course of its business since August 31, 2001, which liabilities and obligations are not materially adverse in the aggregate to Parent on a consolidated basis. Except as disclosed in the Public Documents, there are no outstanding loans by the Parent to any Parent Shareholders. The Parent (i) has been released from all securities, guarantees, and indemnities given by or binding upon the Parent in relation to any debt or obligation of its shareholders and/or all or any third parties and (ii) no such securities and indemnities exist;

     (l) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Parent, instituted, pending or, to the knowledge of Parent, without independent investigation, threatened against or materially adversely affecting Parent or any of its property or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of Parent without independent investigation, threatened against Parent or any of its property or assets, which would prevent or materially hinder the consummation of the transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of Parent, except as disclosed in the Public Documents;

     (m) Except as described in the Public Documents, the Parent and each Parent Subsidiary has conducted its business only in the ordinary course and there has not occurred with respect to Parent or any Parent Subsidiary: (1) any acquisition or sale, transfer or other

Page C-20

           disposition of any asset or property other than inventory in the ordinary course of business; (2) any damage, destruction or loss whether or not covered by insurance, in excess of $10,000 in the aggregate; (3) any declaration, setting aside or payment of any dividend or any other distributions in respect of the capital stock or other equity securities; (4) any issuance of any shares of the capital stock or any direct or indirect redemption, purchase or other acquisition of any of the capital stock or other equity securities;
           (5) any increase in the compensation, pension or other benefits payable or to become payable to any of its officers or employees, or any bonus payments or arrangements made to or with any of them (other than annual or periodic increases made in the ordinary course of business consistent with past practice); (6) any incurrence of any obligations or liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others), other than obligations and liabilities incurred in the ordinary course of business or as contemplated hereby; (7) any discharge or satisfaction of any material lien or encumbrance or payment of any obligation or liability (fixed or contingent) in an amount exceeding $10,000 other than in the ordinary course of business; (8) any change in any assumptions underlying or methods of calculating any debt, contingency or other reserve; (9) any cancellation of any debt or claim or any waiver of any right of in an amount exceeding $10,000;
           (10) any disposition, assignment, transfer or lapse of any right to use any patent, registered trademark, trade name, copyright, know-how or process; (11) any change in any method of accounting or in any accounting practice; (12) any payment, other than salary payments to employees, loan or advance to, or any sale, transfer or lease of any of Parent's or any Parent Subsidiary's properties or assets to, or any other contract, commitment, agreement, understanding, arrangement or transaction with, any officer, director or shareholder of Parent or any Parent Subsidiary; (13) the creation or imposition of any lien on properties or assets; (14) any capital expenditures in excess of $10,000; (15) any agreement, whether in writing or otherwise, to take any of the foregoing actions described in this Section 3.1(m); or
           (16) any material adverse change in the business, properties, assets, liabilities, condition (financial or otherwise) or prospects of the Parent, taken as a whole;

     (n) the business of Parent and each Parent Subsidiary is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction. All of the outstanding shares of Merger Sub capital stock are owned by Parent and have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with Canadian Securities Laws, and applicable United States and applicable state securities laws. Merger Sub was formed for the sole purpose of consummating the Merger and has no assets or liabilities except as necessary for such purpose;

     (o) attached hereto as Schedule 3.1(o) is a complete list of each contract or agreement between Parent and each Parent Subsidiary and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of Parent or Parent Subsidiaries and each such contract is in full force and effect and, to the knowledge of Parent, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default. All material statutory municipal and other licenses, consents, permits and authorities necessary or desirable for the carrying on of the business or activities of the Parent as now carried on have been obtained and are

Page C-21

           valid and subsisting and all conditions thereof have been complied with in all material respects and, to the knowledge of Parent, none of them are likely to be suspended, cancelled, revised, revoked or refused;

     (p) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

           (i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Parent or any Parent Subsidiary;

           (ii) conflict with any of the terms, conditions or provisions of the charter documents (including the Articles and bylaws) of Parent or any Parent Subsidiary;

           (iii) violate, materially conflict with, result in a material breach of a material provision of, constitute a material default under or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree, note, bond, mortgage, license, sublicense, lease or other obligation, or award to which Parent or any Parent Subsidiary is a party or by which any of it is bound or to which any of its property or assets is subject; or
           (iv) result in the cancellation, suspension or material alteration in the terms of any material license, permit or authority held by Parent or any Parent Subsidiary or in the creation of any lien, charge, security interest or encumbrance upon any material assets of Parent or any Parent Subsidiary under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

     (q) neither Parent nor any Parent Subsidiary has incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby, except as disclosed in Schedule 3.1(q) hereto;

     (r) the Parent Common Shares are listed on The Toronto Stock Exchange and are traded over the counter on the NASDAQ OTC Bulletin Board;

     (s)   (i)     Parent and Parent Subsidiaries own, have licensed or
                   otherwise have sufficient rights to use rights to all patents, trademarks, trade names, copyrights, and any applications therefore, technology, know-how, tangible or intangible proprietary information or material that in any material respect are used or proposed to be used in the business of Parent or Parent Subsidiaries as currently conducted or as proposed to be conducted within the twelve months following the date hereof (the "Parent Intellectual
                   Property");

Page C-22

           (ii) Schedule 3.1(s)(ii) hereto lists all registered patents, registered trademarks, registered and material unregistered copyrights, trade names, and any applications therefore, included in the Parent Intellectual Property, and specifies the jurisdictions in which each such Parent Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers;

           (iii) Schedule 3.1(s)(iii) hereto also list all material licenses, sublicenses and other agreements ("Parent Licenses") as to which Parent or any of Parent Subsidiaries is a party and pursuant to which Parent or any Parent Subsidiary or any other person is authorized to use any Parent Intellectual Property or other trade secret material to Parent or any of its subsidiaries;

           (iv) neither Parent nor any Parent Subsidiary is in violation of, and the execution and delivery of this Agreement and the performance by Parent of its obligations hereunder will not impair in any material respect Parent's rights or alter the rights or obligations of any third party under any Parent License;

           (v) except as set forth in Schedule 3.1(s)(v), to the knowledge of Parent without independent investigation, no claims with respect to the Parent Intellectual Property have been asserted or, to the knowledge of Parent without independent investigation, are threatened by any person, nor does Parent or any subsidiary of Parent have knowledge, without independent investigation, of any valid grounds for any bona fide claims (A) to the effect that the manufacture, sale or use of any product, or any licensing of any Parent Intellectual Property, as now used or offered or proposed for sale, use or licensing by Parent or any Parent Subsidiary, infringes on any copyright, patent or trade secret or violates any third party's rights in any domain name or any other third party proprietary rights, (B) against the use by Parent or any Parent Subsidiary of any Parent Intellectual Property, or (C) challenging the ownership, control, validity or effectiveness of any of the Parent Intellectual Property; and no proceedings have been initiated pertaining to patent interferences or patent oppositions relating to Parent Intellectual Property or portions thereof;

           (vi) to the Parent's knowledge, all patents and registered trademarks held by the Parent or any Parent Subsidiary are valid and subsisting, and no copyright owned by or licensed to the Parent or any Parent Subsidiary has been forfeited to the public domain. To Parent's knowledge, without independent investigation, there is no material unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property by any third party, including any employee or former employee of the Parent or any Parent Subsidiary; and

           (vii) to the knowledge of Parent, without independent investigation, neither the Parent or any Parent Subsidiary has been sued or charged in writing as a defendant in any claim, suit, action or proceeding which involves a claim of infringement of patents, trademarks, service marks, trade names, trade dress, trade secrets, copyrights, moral rights, or domain names, and which has not been finally terminated prior to the date hereof;

Page C-23

           (viii) Parent has no knowledge of any infringement liability with respect to, or infringement by, Parent or any Parent Subsidiary of any patents, trademarks, service marks, trade names, trade dress, trade secrets, copyrights, moral rights or domain names of another;

     (t) For purposes of this Article 3, "Taxes" means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any governmental authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions. There are no liens for Taxes upon the Parent or any Parent Subsidiary or its property or assets except liens for current Taxes not yet due. All tax returns, reports, declarations, elections, notices, filings and forms ("Returns") of the Parent and Parent Subsidiaries required to be filed by or with respect to the Parent or Parent Subsidiaries under the laws of any jurisdiction, domestic or foreign in respect of Taxes, have been duly and timely filed, which Returns, reports and statements are true, correct and complete in all respects and correctly report all income and other amounts and information required to be reported thereon and all Taxes, fees and other governmental charges of any nature whatsoever, which were required to be paid have been paid, including all installments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate governmental authority. Complete and accurate copies of all tax returns filed have been made available to Company. There are no liens for Taxes upon Parent, or any Parent Subsidiary or any of their respective assets except liens for current Taxes not yet due. Parent has made available to the Company complete copies of all the tax returns for the last five taxable years of Parent, all examination reports by any taxing authority for the last five taxable years of Parent, and any statements of deficiencies proposed or assessed against or agreed by Parent or any Parent Subsidiary for the last five taxable years of Parent. Neither Parent, nor any Parent Subsidiary has received written notice of any claimed, proposed or assessed deficiencies or any adjustment for any Tax. Each of Parent and Parent Subsidiaries have duly and timely withheld from any amount paid or credited to it or for the account or benefit of any person the amount of all Taxes and other deductions required by any applicable laws to be withheld from any such amount and have duly and timely remitted the same to the appropriate governmental authority;

     (u) the Parent Board has, as of the date of this Agreement subject to issuance of the Fairness Opinion, determined that the Merger is fair to, and in the best interest of the Parent and Parent Shareholders;

     (v) To the knowledge of the Parent, neither the Parent nor Parent Subsidiary nor any of their affiliates has taken or agreed to take any action, failed to take any action or is aware of any fact or circumstance that would prevent the Merger from constituting a tax-free reorganization within the meaning of Section 368(a) of the Code

Page C-24

           or that would cause any of the Company Stockholders to recognize gain for U.S. income tax purposes upon the exchange of their Company Common Stock for Parent Common Shares pursuant to the Merger;

     (w)   [Reserved];

     (x) To the knowledge of Parent, with respect to all properties owned, operated or leased by the Parent or any Parent Subsidiary, Parent or Parent Subsidiaries, as applicable, have obtained and currently maintain all material environmental permits required for their business and operations and are in compliance with all such environmental permits. There are no legal proceedings pending nor, to the knowledge of the Parent, threatened to modify or revoke any such environmental permits. The Parent has not received any notice from any source that there is lacking any environmental permit required for the current use or operation of the business of the Parent and Parent Subsidiaries, or any property owned, operated or leased by the Parent and Parent Subsidiaries. To the knowledge of the Parent, all properties owned, operated or leased by the Parent, or Parent Subsidiaries comply with all applicable environmental laws, regulations and rules;

     (y) Each of Parent and each Parent Subsidiary have complied in all material respects with, and are in compliance in all material respects with, all laws, statutes and governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions or decrees applicable to its business. Neither Parent, nor any Parent Subsidiary has been charged with any violation of any provision of any Canadian, federal, state, provincial, local or foreign law or administrative regulation in respect of its business. All material statutory, municipal and other licenses, consents, permits and authorities necessary or desirable for the carrying on of the business and activities of each of Parent, Merger Sub and Parent Subsidiary as now carried on, have been obtained and are valid and subsisting;

     (z) In respect of all of Parent's and Parent Subsidiary's insurance: (i) all premiums have been duly paid to date; and (ii) no material claim is outstanding, and to the knowledge of Parent, no circumstances exist which are likely to give rise to any material claim by or against Parent or any Parent Subsidiary;

     (aa) Each employee bonus, profit sharing, retirement, stock purchase, stock option, insurance, medical, life, disability, severance, or other benefit plan ("Plan") covering active, former, or retired employees, officers, and directors of the Parent is listed in the Public Documents. No Plan is covered by Title IV of ERISA or Code
           Section 412. No claims are pending or to the knowledge of Parent, without independent investigation, anticipated against the Parent or the Parent Subsidiaries or the Plans with respect to any Plan, except for payment of benefits in the ordinary course of business, and no employee or beneficiary has pending or has threatened any appeal or litigation regarding any denial of a benefit under any Plan. To the knowledge of Parent, there are no restrictions on the rights of Company to amend or terminate any Plan without incurring any liability therefore;

     (ab) Neither Parent nor any Parent Subsidiary, nor, to each of the Parent's and Merger Sub's knowledge, any director, officer, agent, employee or other person acting on behalf of Parent or any Parent Subsidiary, has (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or any other

Page C-25

           applicable foreign, federal or provincial law of Canada, (ii) accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) made any false or fictitious entries in the books and records of Parent, or any Parent Subsidiary;

     (ac) Either Parent or Parent Subsidiaries are, and at the Effective Time will be, the true and lawful owner of all of the material properties and assets reflected on the Parent Balance Sheet or acquired and used in any of Parent's or any Parent Subsidiary's business since the date thereof and not sold or otherwise disposed of in the ordinary course of business since such date, free and clear of all material liens, title defects, mortgages, charges, pledges, hypothecations, security interests and encumbrances;

     (ad) Parent has furnished or made available to Company a true and correct copy of each Parent Securities Report filed for the five years preceding the date hereof. If at any time prior to the Effective Time any event relating to Parent or the Parent Subsidiaries should be disclosed by Parent which should be set forth in an amendment to the Parent Securities Reports or a supplement to the Parent Securities Reports, the Parent will promptly inform the Company;

     (ae) No representation, warranty or statement made by each of Parent and Merger Sub in this Agreement or in the Schedules or Exhibits attached hereto, contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

                            ARTICLE 4.   COVENANTS

4.1   Covenants of the Company.

The Company hereby covenants and agrees with Parent and Merger Sub that prior to the Effective Time, the Company will:

    (a)   subject to termination under Article 7, until the Effective Time:
          (i) not enter into any transaction or incur any obligation or liability, except as contemplated in this Agreement or as otherwise agreed to by Parent;
          (ii) not merge into or with, amalgamate or consolidate with, enter into any other corporate reorganization with, sell all or any part of its assets to any other corporation or person, or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Article 2 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement therein were deemed to be such later date, except as contemplated in this Agreement and, without limiting the generality of the foregoing, the Company will not, without the prior written consent of Parent:

                (A) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of its stockholders;

Page C-26


                (B) issue any shares or other securities exercisable for, convertible into or exchangeable for shares or enter into any commitment or agreement therefore;

                (C)   increase or decrease its paid-up capital; or

                (D) alter or amend its charter documents as the same exist at the date of this Agreement;

     (b) do all such acts and things as may be reasonably necessary or required in order to give effect to the Merger and, without limiting the generality of the foregoing, the Company will apply for and use its good faith efforts to obtain:

           (A) the approval of the Company Stockholders required for the implementation of the Merger; and

           (B) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Merger and transactions contemplated by this Agreement.

     (c) give the representatives of Parent full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of the Company and furnish such information concerning the Company as Parent may reasonably request;

     (d) use all reasonable efforts to cause each of the conditions set forth in Article 6 hereof which require action by it to be satisfied on or before the time required for satisfaction;

     (e) provide all information reasonably requested by Parent for the Parent Information Circular and such information will be accurate and complete;

     (f) use best efforts to acquire an option, license or other legal claim on the ILEX Technology (as defined in Section 9.3), in form and substance acceptable to Parent at its sole discretion;

     (g)   [Reserved];

     (h) on or before December 31, 2001, provide to Parent audited financial statements for the Company for the period from inception of the Company to November 30, 2001 that present fairly the financial condition and results of operations of the Company at such date and for the period indicated therein, prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (the "Company Audited Financials");

     (i) not take or cause to be taken any action which would disqualify the Merger as a tax-free reorganization under Section 368 of the Code or that would cause any of the Company Stockholders to recognize gain for U.S. income tax purposes upon the exchange of their Company Common Stock for Parent Common Shares pursuant to the Merger;

     (j) not conduct any business or commercial activities except as expressly contemplated by this Agreement; and

Page C-27

     (k) timely prepare all required income tax returns, taking into account extensions, and prior to filing such returns, shall present drafts of such income tax returns to Parent for its review and comment.

4.2   Covenants of Parent.

Parent and Merger Sub, jointly and severally, hereby covenant and agree with the Company that prior to the Effective Time, Parent and Parent Subsidiaries will:

     (a)   subject to termination under Article 7, until the Effective Time:

           (i) not alter or amend their respective charter documents as the same exist at the date of this Agreement except as contemplated hereunder or in connection with authorization (but not issuance) of a class of preferred shares to facilitate financing of Parent following the Effective Time or to the extent permitted by clause (g) below;

           (ii) not engage in any business transaction or incur any obligation if the same would have a material adverse effect on Parent, any Parent Subsidiary or the Merger;

           (iii) do all such acts and things as may be reasonably necessary or required in order to give effect to the Merger and, without limiting the generality of the foregoing, Parent will apply for and use its good faith efforts to obtain:

                   (A) the approval of the Parent Shareholders required for the implementation of the Merger; and

                   (B) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Merger and transactions contemplated by this Agreement;

           (iv) give the representatives of the Company full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of Parent and furnish such information concerning Parent as the Company may reasonably request;

           (v) use all reasonable efforts to cause each of the conditions set forth in Article 6 hereof which require action by it to be satisfied with on or before the time required for satisfaction.

     (b) following the receipt of the Fairness Opinion (as described in Section 6.2(f)), submit to the Parent Shareholders the Parent Board's recommendation that the Parent Shareholders approve this Agreement and the Merger (unless in the written opinion of Parent's outside counsel such recommendation would breach the fiduciary obligations of the Parent Board), and to the extent required by applicable law, convene the Parent Meeting and solicit proxies to be voted at the Parent Meeting in favor of the approval of this Agreement and the Merger.

     (c) not make, nor cause any Parent Subsidiary to make, any declaration setting aside or payment of any dividend or any other distributions in respect of any of their respective equity securities except as expressly permitted herein.

Page C-28

     (d) not sell or otherwise dispose of, nor permit any Parent Subsidiary to dispose of, any capital asset in excess of $25,000 or other than in the ordinary course of business consistent with its normal business practices.

     (e) use and shall cause each Parent Subsidiary to use its commercially reasonable best efforts to preserve intact its business organizations and to preserve its present relationships with any suppliers and customers.

     (f) not, and shall cause Parent Subsidiaries not to, take or cause to be taken any action which would disqualify the Merger as a tax free reorganization under Section 368 of the Code or cause the Company's Stockholders to recognize gain for U.S. income tax purposes upon the exchange of their Company Common Stock for Parent Common Shares pursuant to the Merger.

     (g) not issue, sell or grant options, or permit any Parent Subsidiary to issue, sell or grant (except pursuant to existing agreements or plans), warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of its capital stock or rights or obligations convertible into or exchangeable for any shares of its capital stock or make any changes (by split-up, combination, reorganization or otherwise) in its capital structure, except
     (i) as agreed to by the parties hereto in writing (including under this Agreement and the Registration Rights Agreement), and (ii) issuance of employee options consistent with past practice. Notwithstanding anything contained herein, Parent shall be permitted to increase (but not issue) the amount of capital stock issuable under its stock incentive plans so long as the shares issuable under such plans will not exceed 15% of the issued and outstanding shares of all classes of Parent following the Merger and the financing described in Section 6.2(e).

     (h) use its commercially reasonable best efforts to maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage now maintained on behalf of itself and/or any Parent Subsidiaries and not amend or cancel any such policies of insurance.

     (i) prepare and file all Parent Tax Returns, taxes and other tax reports, filings and amendments thereto required to be filed by it and/or any Parent Subsidiaries, on a timely basis, taking into account extensions, and in a manner consistent with past practice and duly and timely remit and pay all Taxes when due.

     (j) promptly notify the Company of the occurrence of any extraordinary event adversely affecting Parent, Merger Sub or any Parent Subsidiary or their respective businesses affairs, prospects, operations, properties, assets or conditions.

     (k) to the extent permitted under applicable laws, will provide all information requested by Company regarding Parent and Parent Subsidiaries reasonably necessary for inclusion in the proxy to be submitted by Company to its stockholders in connection with the approval this Agreement and the Merger.

     (l) not enter into, nor permit Parent Subsidiaries to enter into, any transaction with any of the officers and directors of Parent, or any Parent Subsidiary, or any immediate family member of any of the foregoing, or any entity in which any of such persons has a material interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or an over the counter market and less than 1% of the stock of which is beneficially owned by such persons).

Page C-29

     (m) except to the extent required by Parent's external auditors, not permit a change in its or any Parent Subsidiary's methods of maintaining its books, accounts or business records or, except as required by GAAP
     (in which event prior notice shall be given to the Company), change any of its accounting principles or the methods by which such principles are applied for tax and accounting purposes.

     (n) not and will not permit any Parent Subsidiary to (i) incur any indebtedness for borrowed money other than such obligations as are disclosed in the Public Documents, trade debt and other obligations incurred in the ordinary course, (ii) create any fixed or floating charge, lien or encumbrance over any part of its properties or assets, except in the ordinary course of business or as disclosed in the Public Documents, (iii) make any loan to any other Person, except as disclosed in the Public Documents or (iv) guarantee the liabilities of any or obligations of any other person or entity, except as disclosed in the Public Documents.

     (o) take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by the Merger on the terms and subject to the conditions set forth in this Agreement.

     (p) take all actions necessary to cooperate with the Company and its counsel to obtain the tax opinion referred to in Section 6.3(h), including, without limitation, the furnishing of a representation letter (the "Representation Letter") to counsel for the Company, in a form reasonably requested by Company counsel. Notwithstanding anything herein to the contrary, the Representation Letter shall survive the closing of the Merger and shall be enforceable by, and be executed in favor of, the Company Stockholders as third party beneficiaries.

                         ARTICLE 5.   ADDITIONAL AGREEMENTS

5.1   Meetings of Stockholders.
      ------------------------
     (a) The Company shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-laws to secure the approval of this Agreement and the transactions contemplated hereby from the Stockholders. The Company shall use its best efforts to solicit from Company Stockholders proxies or written consents in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of Company Stockholders required by Delaware Law to effect the Merger.

     (b) Parent shall promptly after the date hereof take all action necessary in accordance with all applicable laws and as required by The Toronto Stock Exchange and its Memorandum and Articles of Incorporation to convene the Parent Meeting. Parent shall use its best efforts to solicit from Parent Shareholders proxies in favour of the Merger and shall take all other action necessary or advisable to secure the vote or consent of Parent Shareholders required by all applicable laws and as required by The
     Toronto Stock Exchange to effect the Merger.

5.2   Access to Information and Confidentiality
      -----------------------------------------

     (a) Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject (from which such party shall use reasonable efforts to be released) the Company and Parent shall each (and shall cause each of their respective subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments

Page C-30

     and records and, during such period, each of the Company and Parent shall (and shall cause each of their respective subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each party shall make available to the other party the appropriate individuals for discussion of such party's business, properties and personnel as the other party may reasonably request; and

     (b) Each party will keep such information confidential in accordance with the terms of the Confidentiality Agreement attached hereto as Exhibit 5.2.

5.3   Consents and Approvals.
      ----------------------

     (a) The Company, Parent and Merger Sub shall use their reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals and approvals of The Toronto Stock Exchange), and the Company, Parent, and Merger Sub shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies and The Toronto Stock Exchange) required in connection with the authorization, execution and delivery of this Agreement by the Company, Parent, and Merger Sub, and the consummation by them of the transactions contemplated thereby. The Company and Parent shall furnish all information required by the other to be included in the proxy materials prepared by them or for any application or other filing to be made pursuant to the rules and regulations of any United States or foreign governmental body in connection with the transactions contemplated by this Agreement.

     (b) The Parent shall, at the sole cost of the Parent, use reasonable best efforts to obtain the conditional approval of The Toronto Stock Exchange for the listing thereon of the Parent Common Shares issued to the Stockholders in connection with the Merger and shall use reasonable best efforts to obtain any other approvals, consents or authorization required from applicable governmental authorities or third parties required in connection with the transactions contemplated hereby (other than approvals, consents or authorizations relating to the Company), including without limitation, the issuance of the Parent Common Shares to the Stockholders in connection with the Merger.

5.4   Investment Agreements.
      ---------------------

The Company shall use its best efforts to cause each Company Stockholder to deliver to Parent, prior to the Effective Time, a written agreement (an "Investment Agreement") in the form attached hereto as Exhibit 5.4.

5.5   Notification of Certain Matters.
      -------------------------------

The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of:

     (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate;

Page C-31

     (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and

     (c) Any other non-public event or development that could reasonably be expected to materially and adversely impact such party or its ability to consummate the transactions contemplated hereunder.

5.6   Further Action.
      --------------

Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to obtain in a timely manner all necessary waivers, consents and approvals of third parties and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

5.7   Public Announcements.
      --------------------

Each of Parent and the Company shall receive written consent from each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to receiving such consent; provided, however, that if any party is required by applicable law to make any public announcement or other disclosure with respect to the Merger or this Agreement, such party shall provide notice to the other party as soon as is reasonably practicable and shall consult with the other party with respect to the content of such announcement or disclosure.

5.8   Registration Rights Agreement.
      -----------------------------

At the Effective Time, Parent will execute and deliver a Registration Rights Agreement in the form attached hereto as Exhibit 5.8.

5.9   Board and Management.
      --------------------

Forthwith after the Effective Time, the Parent Board will be reconstituted to contain nine directors, four of whom are nominees of Parent, four of whom are nominees of the Company and one of whom is nominated by the other eight directors. On or prior to the Effective Time, Parent will continue its jurisdiction of incorporation to a territory within Canada which will permit such nomination and allocation of Directorships.

5.10   Listing.
       -------

Parent shall use its reasonable best efforts to (i) have the Parent Common Shares listed on the NASDAQ National Market or SmallCap Market (collectively, "NASDAQ") or the American Stock Exchange and (ii) be in compliance with the initial requirements thereof. Parent shall provide copies to and consult with Company and allow the Company to participate in the preparation of the initial listing application and any and all written responses in respect of any communications with or appearances before NASDAQ or the American Stock Exchange.

Page C-32

5.11   Stock Split.
       ------------

In connection with Parent's obligations under Section 5.10, Parent shall solicit the consent of Parent Shareholders to effect a reverse stock split. Once approved, the reverse stock split shall be effected as reasonably deemed necessary by the Parent in order that Parent may comply with the initial listing requirements of NASDAQ or the American Stock Exchange.


                       ARTICLE 6.   CONDITIONS OF MERGER

6.1   Conditions for the Benefit of the Company, Parent and Merger Sub.
      ----------------------------------------------------------------

The respective obligations of each of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) the Merger, with or without amendment, shall have been approved by the Company Stockholders in accordance with the provisions of Delaware Law, at the Parent Meeting by the Parent Shareholders in accordance with the provisions of all applicable laws, the charter documents of the Company, the charter documents of Parent, and the requirements of any applicable regulatory authorities;

     (b) the Certificate of Merger shall have been filed and accepted in form and substance satisfactory to each of Parent and the Company acting reasonably and having regard to this Agreement;

     (c) The Toronto Stock Exchange shall have approved the terms of the Merger and shall have conditionally approved the listing thereon of the additional Parent Common Shares issuable to the Company Stockholders pursuant to, or in connection with, the Merger, as of the Effective Time, subject to compliance with the usual requirements of The Toronto Stock Exchange;

     (d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Merger shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

     (e) there shall not be in force any order or decree of a court of competent jurisdiction, any federal, provincial, municipal or other governmental department or any commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Merger;

     (f) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of Parent or the Company, acting reasonably;

     (g) directors or officers of Parent will have executed lock up agreements in the form of Exhibit 6.1(g) that prohibit the sale of Parent Common Shares until the effective date of the first registration statement under the Registration Rights Agreement.

Page C-33

6.2   Additional Conditions for the Benefit of Parent and Merger Sub.
      --------------------------------------------------------------

The obligations of Parent and Merger Sub to effect the Merger are also subject to each of the following conditions at or prior to the Effective Time:

     (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement, and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

     (c) ILEX Technology. The Company shall have acquired an option, license or other legal claim on the ILEX Technology, exercisable by Parent at or after the Effective Time, in form and substance acceptable to Parent in its sole discretion or the Parent shall have expressly waived this condition in a writing signed by both parties hereto;

     (d) Audited Financial Statements. The Company shall have delivered the Company Audited Financials to Parent and they shall be reasonably acceptable to Parent;

     (e) Financing. An equity financing of Parent of not less than US$10 million, on terms reasonably acceptable to Parent shall have been arranged (the "Financing");

     (f) Fairness Opinion. Within five days of delivery to Parent by Company of the final ILEX Agreement, an independent investment banker or financial adviser, at the sole discretion and expense of Parent, shall have issued an opinion to Parent's directors generally supporting the fairness and reasonableness to the Parent of the transaction contemplated hereby (the "Fairness Opinion");

     (g) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained (including consents of third parties in connection with the Company Intellectual Property to the transactions contemplated hereunder and the consent of the lender under the Promissory Note/Line of Credit described in Schedule 2.1(n)), and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company;

     (h) Due Diligence. Parent shall have completed its due diligence investigation of Company and obtained results satisfactory to it and its advisors not later than December 24, 2001;

Page C-34

     (i)   Delivery of Resolutions. Company shall have delivered to Parent:

           (A) certified copies of resolutions duly passed by the Company Board approving this Agreement and the consummation of the transactions contemplated hereby; and

           (B) certified copies of the resolutions of the Company Stockholders approving the Merger and the consummation of the transactions contemplated thereby;

     (j)   [Reserved];

     (k) Investment Agreement. Parent shall have received from each person who is identified as an "affiliate" of the Company, an Investment Agreement substantially in the form attached hereto as Exhibit 5.4;

     (l) No Dissenters. The statutory period under Delaware Law for exercise of dissenter's rights shall have elapsed without the holders of Company Common Stock holding more than 3% of the Company Common Stock having exercised such dissenter's rights;

     (m) Company Certificate of Merger. Company shall have duly executed and delivered to the Secretary of State of the State of Delaware a Certificate of Merger, a copy of which shall be delivered to Parent;

     (n)   Delivery of Corporate Documents. Company shall have delivered to
     Parent: (i) a certificate or certificates dated as of dates not more than five days prior to the Effective Time date, from the Secretary of State of the State of Delaware, and other corporate authorities as to the good standing, and qualification to do business, of the Company in each jurisdiction where it is so qualified and (ii) the Certificate of Incorporation of the Company, certified by the Secretary of State of the State of Delaware as of a date not more than five days prior to the Effective Time; and

     (o) Acceptance by Counsel for Parent. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to Preston Gates & Ellis LLP, counsel to the Parent.

6.3   Additional Conditions to Obligation of the Company.
      --------------------------------------------------

The obligation of the Company to effect the Merger is also subject each of the following conditions at or prior to the Effective Time:

     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement, and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of each of Parent and Merger Sub;

     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or

Page C-35

     prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of each of Parent and Merger Sub;

     (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Parent and Merger Sub;

     (d) Due Diligence. The Company shall have completed its due diligence investigation of Parent and Merger Sub and obtained results satisfactory to it and its advisors not later than December 24, 2001;

     (e) Delivery of Resolutions. Parent and Merger Sub shall have delivered to the Company:

           (i) certified copies of resolutions duly passed by the Parent Board and board of directors of Merger Sub approving this Agreement and the consummation of the transactions contemplated hereby; and

           (ii) certified copies of the resolutions of Parent Shareholders and the stockholders of Merger Sub duly passed at the Parent Meeting and a meeting of the stockholders of Merger Sub approving the Merger and the consummation of the transactions contemplated thereby;

     (f)   [Reserved];

     (g) TSE Conditional Approval. Parent shall have delivered to Company a certified copy of the approval described in Section 6.1(c) hereof.

     (h) Tax Free Reorganization. The Company shall have received an opinion of its counsel that the transactions contemplated hereunder shall qualify as a tax free reorganization under Section 368 of the Code and that the Company Stockholders will not recognize gain for U.S. income tax purposes upon the exchange of their Company Common Stock for Parent Common Shares pursuant to the Merger.

     (i)   Delivery of Corporate Documents. Parent shall have delivered to
           -------------------------------
     Company: (i) a certificate or certificates dated as of dates not more than five days prior to the Effective Time, from the Registrar of Companies of British Columbia or the Director General of Corporations of Industry Canada, as applicable, and other appropriate authorities as to the good standing, and qualification to do business, of Parent and each Parent Subsidiary (other than Merger Sub) in each jurisdiction where such entities are so qualified; and (ii) a certified copy of the Memorandum and Articles of Parent and the Memorandum and Articles (or similar charter documents) of each Parent Subsidiary, certified by the Secretary of State of the State of Delaware in the case of Merger Sub, or the applicable governmental authority in case of Parent or other Parent Subsidiary as of a date not more than five days prior to the Effective Time.

     (j)   Company Certificates of Merger. To the extent required by Delaware
           ------------------------------
     Law, Merger Sub shall have duly executed and delivered the Secretary of State of the State of Delaware a Company Certificate of Merger, a copy of which shall be delivered to the Company.

Page C-36

     (k)   No Injunction. No material injunction shall have been obtained, and
           -------------
     no material suit, action or other proceeding shall be pending or threatened before any court or governmental entity in which it is sought to restrain or prohibit or, in the reasonable belief of the Board of Directors of the Company, materially modify the consummation of the transactions contemplated hereby, or involving a claim that the consummation of the transactions contemplated hereby would result in a violation of any law, decree or regulation of any government entity.

     (l)   Acceptance by Counsel to Company. The form and substance of all
           --------------------------------
     legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to Dickstein Shapiro Morin & Oshinsky, LLP, counsel to the Company.

     (m)   Delivery of Legal Opinion. Catalyst Corporate Finance Lawyers,
           --------------------------
     counsel for Parent, shall have delivered to Company an opinion with respect to the resale of the Merger Shares in a form acceptable to Company and its counsel acting reasonably.

                     ARTICLE 7.   TERMINATION, AMENDMENT AND WAIVER

7.1   Termination.
      ----------

     (a) This Agreement may be terminated by Parent or the Company and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders or Parent Shareholders or both by mutual agreement of the parties in accordance with Section 7.3 hereof;

     (b) This Agreement may be terminated by Parent, and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Parent Shareholders, if (i) any of the conditions in Sections 6.1 and 6.2 are not satisfied by the dates specified for satisfaction, if any, (ii) if the Company breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Parent, (iii) if the Company breaches Company's obligations set forth in Article 8, or (iv) if the Effective Time does not occur prior to February 28, 2002. Notwithstanding the foregoing, in order to terminate this Agreement by reason of breach of Section 6.2(f) or (h), Parent must deliver written notice of such termination to Company on or prior to December 24, 2001;

     (c) This Agreement may be terminated by the Company and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company, if
     (i) any of the conditions in Sections 6.1 and 6.3 are not satisfied by the dates specified for satisfaction, if any, (ii) if Parent breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Company, (iii) if Parent breaches any of its obligations set forth in Article 8, or (iv) if the Effective Time does not occur prior to February 28, 2002. Notwithstanding the foregoing, in order to terminate this Agreement by reason of breach of Section 6.3(d), Company must deliver written notice of such termination to Parent on or prior to December 24, 2001.

     Upon termination of this agreement as a result of the foregoing, all parties will return all documentation, information and any other property in its possession or control, to the owners of such property, and the parties will have no further rights or obligations to each other except for

Page C-37

     accrued rights and obligations arising from any prior breach of this agreement, or unless expressly provided for in this Agreement.

7.2   Notice of Unfulfilled Conditions.
      ---------------------------------

If either of Parent or the Company shall determine at any time prior to the Effective Time that it intends to refuse to consummate the Merger or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, Parent or the Company, as the case may be, shall so notify the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than ten business days after receipt of notice of such intention.

7.3   Mutual Termination.
      ------------------

This Agreement may, at any time before or after the holding of the Parent Meeting, but no later than the last business day immediately preceding the Effective Time, be terminated by mutual agreement of the directors of Parent and the Company without further action on the part of Parent or Company Stockholders.

7.4   Effect of Termination.
      ---------------------

In the event of the termination of this Agreement pursuant to Section 7.3 this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

     (a) with respect to the obligation to return all documentation, information and any other property as provided in Section 7.1 and to abide by the provisions of the Confidentiality Agreement; and

     (b) nothing herein shall relieve any party from liability for any breach hereof.

7.5   Fees and Expenses.
      -----------------

Each party will bear its own costs in respect of the transactions contemplated hereby. The Company shall use its best efforts to pay its costs in connection with the transactions contemplated hereby, including, without limitation, legal and accounting fees or expenses, on or before the Effective Time.

7.6   Amendment.
      ---------

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company Stockholders, no amendment may be made which would reduce the amount or change the type of consideration into which each share of the Company Common Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Page C-38

7.7   Waiver.
      -------

At any time prior to the Effective Time, any party hereto may:

     (a) extend the time for the performance of any of the obligations or other acts required hereunder;

     (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and

     (c) waive compliance with any of the agreements or conditions contained herein, in the case of each of Subsections (a), (b) and (c), by or of the other parties hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                        ARTICLE 8.   EXCLUSIVITY

   In consideration of the actions to be taken and expenses to be incurred by Parent and the Company in furtherance of this agreement without the prior written consent of the other party (which written consent shall not be unreasonably withheld or delayed), each of Parent and the Company agrees that until the Effective Time or termination of this Agreement by either party, each shall not solicit or negotiate any offer to buy, or offer to agree to sell, or sell, any of its assets or its shares (except as permitted in Article 6 and other than shares issued in financing transaction approved by the Parent Board or pursuant to the exercise of options, warrants or other rights to purchase securities outstanding as of the date hereof or pursuant to incentive stock options granted after the date hereof pursuant to Parent's incentive stock option plan) or any interest therein and shall not merge or enter into a business combination with or solicit or negotiate any offer to merge or enter into a business combination with or into any corporation or entity other than the other party (each such transaction being referred to as a "Proposed Acquisition Transaction"); provided, that nothing in this clause will in any way limit Parent or the Company from responding to any proposal of any other person or dealing with (said "dealing with" shall exclude solicitation) any other person in respect of the foregoing that is not solicited by Parent or the Company if in the good faith opinion of the Parent or the Company Board and in the written opinion of such parties' outside counsel, a failure to do so would represent a breach of fiduciary obligations of the directors of Parent or the Company. Each of Parent and Company will immediately notify the other if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested with respect to any Proposed Acquisition Transaction and notify the other of the terms of any proposal which it may receive in respect of such Proposed Acquisition Transaction, including, without limitation, the identity of the prospective purchaser or acquiring party. Each of Parent and Company shall provide the other a copy of any written offer received in respect of a Proposed Acquisition Transaction.

   Nothing contained in this Article 8 shall prohibit Parent from taking and disclosing to Parent Shareholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Parent Shareholders if, in the good faith judgment of the Parent Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable law; provided, however, that, subject to
                                           --------  -------
the preceding paragraph, neither Parent nor the Parent Board nor any committee thereof shall withdraw, or propose publicly to withdraw, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a competing proposal, without providing written notice to the other parties as soon as reasonably practicable.

Page C-39

                     ARTICLE 9.   GENERAL PROVISIONS

9.1   Non-Survival of Representations, Warranties and Agreements.
      ----------------------------------------------------------

Subject to Section 4.2(p), the representations, warranties and agreements in this Agreement shall terminate one day subsequent to the Effective Time; provided that the agreements contained in Section 5.10 and Section 5.11 shall survive for a period of one year.

9.2   Notices.
      -------

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address shall be effective upon receipt):

     (a)   if the Parent or Merger Sub:

           Cardiome Pharma Corp.
           3650 Wesbrook Mall
           Vancouver, BC V6S 2L2
           Attention:   President
           Facsimile No.:   (604) 222-6617

           with a copy to:

           Catalyst Corporate Finance Lawyers
           Suite 1400, 1055 West Hastings Street
           Vancouver, B.C. V6E 2E1
           Attention:   Michael Varabioff
           Telecopier No.:   (604) 443-7000

           and:

           Preston Gates & Ellis LLP, Suite 5000
           701 Fifth Ave, Seattle, WA 98104
           Telecopier No.   (206) 623-7022
           Attention:   Gary J. Kocher

     (b)   if to the Company:

           Paralex, Inc.
           787 Seventh Avenue, 48th Floor
           New York, NY 10019
           Attention:   David Tanen
           Telecopier No.:   (212) 554-4355

Page C-40

           with a copy to:

           Dickstein Shapiro Morin & Oshinsky, LLP
           1177 Avenue of the Americas, 41st Floor
           New York, NY 10036-2174
           Attention:   Ira L. Kotel, Esq.
           Telecopier No.:   (212) 997-9880

9.3   Certain Definitions.
      -------------------

For purposes of this Agreement, the term:

     "1933 Act" means the United States Securities Act of 1933, as amended,

     "affiliates" means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more.

     "beneficial owner" with respect to any shares of the Company Common Stock, means a person who shall be deemed to be the beneficial owner of such shares:

     (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly;

     (ii) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly:

           (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise; or

           (B) the right to vote pursuant to any agreement, arrangement or understanding; or

     (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares.

     "business day" means any day other than a day on which banks in New York are required or authorized to be closed.

     "Closing Date Balance Sheet" means an unaudited balance sheet of the Company prepared accordance with United States generally accepted accounting principles, on a basis consistent with the Company Audited Financials as of a date that is within three (3) days of the Effective Time and mutually acceptable to Company and Parent. The Closing Date Balance Sheet shall include the then

Page C-41

outstanding amounts under any lines of credit and costs to acquire the ILEX Technology and associated rights and accrued expenses in connection with the transactions contemplated hereunder.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company Audited Financials" has the meaning set forth in Section 4.1(h).

     "Company Stockholders" means the holders of common stock of the Company.

     "Confidentiality Agreement" means the Confidentiality Agreement dated September 10, 2001, between Parent and Company.

     "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

     "Deemed Per Share Purchase Price" is defined as the lower of (i) the average closing bid price of Parent Shares on The Toronto Stock Exchange on the ten Business Days prior to and including October 31, 2001, and (ii) $Cdn.60.

     "Exchange Act" shall mean the U.S. Securities and Exchange Act of 1934.

     "Exchange Ratio" shall mean a number equal to the number of Merger Shares divided by the number of shares of Company Common Stock.

     "ILEX Agreement" is defined in Section 2.1(t).

     "ILEX Technology" means all rights, information and material necessary to launch a Phase II (efficacy) clinical trial of oxypurinol for cardiovascular disease as reasonably determined by Parent within five days of delivery by Company to Parent of the final ILEX Agreement, including without limitation, all data obtained by ILEX Oncology Inc. ("ILEX") in the course of their pre-clinical and clinical development of oxypurinol, all drug material in the possession of ILEX, and exclusive rights to any formulation, manufacturing processes, and knowhow generated by ILEX or in-licensed by ILEX from third parties, and includes without limitation all of the following to the extent that they materially pertain to the foregoing: patents; inventions; trademarks; service marks; trade names; trade dress; trade secrets; copyrights; moral rights; domain names; any renewal rights, applications, and registrations for any of the foregoing; all goodwill associated with such trademarks, service marks, trade names, and trade dress; technology; computer software programs or applications (in both source and object code form); all documents and files relating to design, end user documentation, quality control, sales, marketing or customer support, and all schematics, records (including without limitation clinical records), and databases, the intellectual property rights in which pertain to any of the foregoing; and all know-how and tangible or intangible proprietary information or materials.

     "knowledge" shall mean with respect to a party, with respect to any matter in question, that any of the chief executive officer, chief financial officer, or general counsel or controller (or equivalent officer that performs the equivalent functions, regardless of title) has actual knowledge of such matter, after reasonable inquiry unless otherwise specifically noted.

Page C-42

     "Marban Agreement" shall mean that Consulting Agreement effective as of January 1, 2002, between Company and Cardiosciences Consulting, Inc.

     "Parent Information Circular" means the Information Circular of Parent to be used in connection with the Parent Meeting.

     "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

     "Public Documents" means any and all documents filed with securities commissions or similar regulatory authorities in the US or Canada.

     "Share Adjustment" means the reduction in the number, if any of the Merger Shares deliverable at the Effective Time pursuant to Section 1.6 calculated based on the following formula: (CP Cash plus Company Liabilities) divided by the Deemed Per Share Purchase Price. For purposes of this definition, (i) "CP Cash" means the sum of the positive amount of cash and readily liquid assets (including marketable securities, money market accounts and similarly liquid assets), if any on Parent's Balance Sheet as of October 31, 2001, and (ii) "Company Liabilities" means all liabilities of Company, of any nature expressed in Canadian Dollars, reflected on the Closing Date Balance Sheet of the Company including the indebtedness of Company pursuant to the Promissory Note/Line of Credit described in Schedule 2.1(n). In no event shall the Share Adjustment increase the number of Merger Shares deliverable at the Effective Time pursuant to Section 1.6. "Company Liabilities" for purposes of this section shall not include any fees or payments owed currently, upon milestones, or pursuant to any royalty obligations with respect to the Company Intellectual Property except for the initiation fee pursuant to Article 4.1 of the ILEX Agreement. An example of such calculation is included as Schedule 9.3.

     "Special Warrants" means those special warrants issued in connection with the October, 2001 Financing of the Parent.

     "subsidiary" or "subsidiaries" of the Company, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Company, Parent or such other person, as the case may be, (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

9.4   Proceeds of Financing.
      ---------------------

The proceeds of the Financing shall be utilized to repay the Promissory Note/Line of Credit described in Schedule 2.1(n), as the same may be amended (such amendment to be subject to Parent approval, which approval will not be unreasonably withheld) and to fund the Company and Parent.

9.5   Director and Officer Insurance.
      ------------------------------

Following the Merger, Parent shall provide to all directors nominated to the Parent Board pursuant to Section 5.9 (the "New Board Members") all rights to indemnification and advancement of expenses and all limitations on liability existing in favor of any current member of the Parent Board as provided in the Memorandum or Articles or Bylaws of, or otherwise provided by, Parent, in accordance with the terms and conditions thereof as existing on the Effective Time.

Page C-43

Parent shall cause to be maintained in effect, and extended to cover the New Board Members, Parent's current directors' and officers' liability insurance policy or substitute coverage under other policies providing coverage on terms and conditions that are no less advantageous to the New Board Members than the Parent's insurance in effect as of the Effective Time.

9.6   Headings.
      --------

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7   Severability.
      ------------

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.8   Entire Agreement.
      ----------------

This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

9.9   Assignment.
      ----------

This Agreement shall not be assigned by operation of law or otherwise.

9.10  Parties in Interest.
      -------------------

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and by virtue of their approval of the merger, the Company Stockholders, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.11   Governing Law.
       -------------

This Agreement shall be governed by, and construed in accordance with Delaware Law.

9.12   Counterparts and Facsimile.
       --------------------------

This Agreement may be executed in one or more counterparts and facsimile, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                     [Remainder of page intentionally blank]

Page C-44

                 [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]


     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

CARDIOME PHARMA CORP.


By:   (signed)/s/ Bob Rieder
    -----------------------------------
   Authorized Signatory


CARDIOME, INC.


By:   (signed)/s/ Alan Ezrin
    -----------------------------------
   Authorized Signatory


PARALEX, INC.


By:   (signed)/s/ Mark C. Rogers
    -----------------------------------
   Authorized Signatory

Page D-1


                 APPENDIX D - FINANCIAL STATEMENTS OF CARDIOME

                         FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

August 31, 2001

                                 AUDITORS' REPORT





To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3[b], effective June 1, 2001, the Company changed its method of accounting for revenue recognition.



Vancouver, Canada,
February 5, 2001 (except as to note 3[b]
which is as of November 23, 2001 and notes 20[a]           /s/ Ernst & Young LLP
and 20[f] which are as of January 30, 2002).               Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                            CONSOLIDATED BALANCE SHEETS

As at                                            (expressed in Canadian dollars)



                                               August 31,        November 30,
                                                  2001        2000        1999
                                                    $           $           $
--------------------------------------------------------------------------------
                                              (unaudited)   [Restated -
                                                          see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]            2,226,704   3,247,479   4,209,003
Short-term investments [notes 5, 9 and 10]    2,548,751   6,971,661   2,575,167
Accounts receivable and other
  [notes 6 and 15]                              252,471     390,912     258,516
--------------------------------------------------------------------------------
Total current assets                          5,027,926  10,610,052   7,042,686
Capital assets [note 7]                         353,354     452,970     461,576
Other assets [note 8]                         1,451,235   2,009,018   2,359,468
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
  [notes 11[g] and 15]                          603,589     999,702     675,542
Current portion of capital lease
  obligations [note 12]                           7,264      41,145      60,602
Current portion of long-term debt [note 10]        -         50,161      68,829
--------------------------------------------------------------------------------
Total current liabilities                       610,853   1,091,008     804,973
Deferred revenue                              1,386,180   1,499,598        -
Obligations under capital leases [note 12]         -           -         41,145
Long-term debt [note 10]                           -           -         50,161
--------------------------------------------------------------------------------
Total liabilities                             1,997,033   2,590,606     896,279
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                      32,235,393  32,235,393  25,282,040
Contributed surplus [note 11[f]]              1,056,266   1,056,266        -
Deficit                                     (28,456,177)(22,810,225)(16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                    4,835,482  10,481,434   8,967,451
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

See accompanying notes

On behalf of the Board:

                            /s/ Robert W. Rieder        /s/ Michael J.A. Walker
                            Director                    Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                 (expressed in Canadian dollars)

                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
REVENUE
Research collaborative, licensing and
   option fees [notes 3[b] and 13]                       159,222         79,495         81,448        482,876        228,767
Grant income                                              88,137        101,559        135,363         45,810          4,234
Interest and other income                                299,354        348,140        506,541        258,395        320,286
-----------------------------------------------------------------------------------------------------------------------------
                                                         546,713        529,194        723,352        787,081        553,287
-----------------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development                               3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
General and administration                             1,242,742      1,085,729      1,569,044        997,890      1,553,337
Amortization                                             525,761        460,730        917,288        654,918        669,582
-----------------------------------------------------------------------------------------------------------------------------
                                                       5,764,665      4,824,038      7,218,988      5,238,401      5,721,706
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)

Deficit, beginning of period                         (22,810,225)   (16,314,589)   (16,314,589)   (11,863,269)    (6,694,850)
Adjustment for future income taxes [note 3[a]]          (428,000)          -              -              -              -
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                               (28,456,177)   (20,609,433)   (22,810,225)   (16,314,589)   (11,863,269)
=============================================================================================================================
Net loss per common share                                  (0.13)         (0.12)         (0.17)         (0.16)         (0.19)
=============================================================================================================================

Weighted average number of
  common shares outstanding                           41,215,848     36,662,998     37,782,044     28,331,730     26,780,674
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 (expressed in Canadian dollars)


                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
OPERATING ACTIVITIES
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)
Add items not affecting cash:
   Amortization                                          525,761        460,730        917,288        654,918        669,582
   Loss on disposal of capital assets                       -              -              -              -             4,256
   Stock-based compensation                                 -              -            16,000           -              -
Changes in non-cash working capital items
  relating to operations:
   Accounts receivable and other                         138,441       (110,282)      (132,396)        18,744       (127,045)
   Accounts payable and accrued liabilities             (351,013)      (154,120)       253,458        227,062        183,605
   Deferred revenue                                     (113,418)          -         1,499,598           -              -
-----------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (5,018,181)    (4,098,516)    (3,941,688)    (3,550,596)    (4,438,021)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                   -         7,940,069      8,009,619      5,412,353      2,410,659
Payment on obligations under capital leases              (33,881)       (47,691)       (60,602)       (71,221)       (46,776)
Increase in long-term debt                                  -              -              -              -           200,000
Repayment of long-term debt                              (50,161)       (50,924)       (68,829)       (61,830)       (19,180)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities          (84,042)     7,841,454      7,880,188      5,279,302      2,544,703
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                               (77,702)       (75,016)      (179,085)       (60,190)      (397,059)
Patent costs capitalized                                (263,760)      (149,225)      (324,445)      (168,160)      (139,208)
Short-term investments                                 4,422,910     (5,056,869)    (4,396,494)    (1,210,917)     5,205,483
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities        4,081,448     (5,281,110)    (4,900,024)   (1,439,267)      4,669,216
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
  during the period                                   (1,020,775)    (1,538,172)      (961,524)      289,439       2,775,898
Cash and cash equivalents, beginning of period         3,247,479      4,209,003      4,209,003     3,919,564       1,143,666
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               2,226,704      2,670,831      3,247,479     4,209,003       3,919,564
=============================================================================================================================

Supplemental cash flow information:
   Interest paid                                           4,568         13,122         15,850        27,704          12,463
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Interim financial statements

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at August 31, 2001, and the results of operations and cash flows for the nine months ended August 31, 2001 and 2000 in accordance with generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Corp. Significant intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Cash equivalents

The Company considers all highly liquid financial investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones.Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers, directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective period, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the nine months ended August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Future income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at December 1, 2000 are shown below:

                                                                    December 1,
                                                                       2000
                                                                         $
-------------------------------------------------------------------------------
Future tax assets:
   Tax loss carryforwards                                             3,725,000
   Research and development deductions (net of investment
     tax credits)                                                     1,824,300
   Investment tax credits                                               648,100
   Tax values of depreciable assets in excess of accounting values      525,700
   Revenue unearned for accounting purposes                             710,000
   Share issue costs                                                    406,600
   Other items                                                           63,600
-------------------------------------------------------------------------------
Total future tax assets                                               7,903,300
Valuation allowance                                                  (7,475,300)
-------------------------------------------------------------------------------
Total future tax assets                                                 428,000
-------------------------------------------------------------------------------

Future tax liabilities
   Accounting value of technology in excess of tax value               (428,000)
-------------------------------------------------------------------------------
Total future tax liabilities                                           (428,000)
-------------------------------------------------------------------------------
Net future tax assets                                                      -
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the nine months ended August 31, 2001, the change resulted in an increase in research collaboration, licensing and option fees and a decrease in the net loss of $113,418 from $5,331,370 that would have been reported had the change not been made. This change has been applied retroactively with the following effect:

                                         As originally reported                              As restated
                           ----------------------------------------------  ----------------------------------------------
                              Nine months                                    Nine months
                                ended                 Years ended               ended                 Years ended
                               Aug. 31,               November 30,             Aug. 31,               November 30,
                           ---------------  -----------------------------  --------------  ------------------------------
                                2000        2000        1999        1998        2000        2000        1999        1998
                                  $           $           $           $           $           $           $           $
----------------------------------------------------------------------------------------------------------------------------------
                             (unaudited)                                     (unaudited)
Research collaborative,
  licensing and option fees      79,495    2,081,046      482,876      228,767       79,495       81,448      482,876      228,767

Loss for the period          (4,294,844)  (4,496,038)  (4,451,320)  (5,168,419)  (4,294,844)  (6,495,636)  (4,451,320)  (5,168,419)

Net loss per common share         (0.12)       (0.12)       (0.16)       (0.19)       (0.12)       (0.17)       (0.16)       (0.19)

Deferred revenue                   -            -            -            -           -       (1,499,598)        -            -
Deficit                     (20,609,433) (20,810,627) (16,314,589) (11,863,269) (20,609,433) (22,810,225) (16,314,589) (11,863,269)
===================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, accounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At August 31, 2001, cash equivalents include approximately $2,098,970 [November 30, 2000 - $2,914,000; November 30, 1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 3.87% [November 30, 2000 - 6.02%; November 30, 1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil at August 31, 2001 [November 30, 2000 - $1,216,560 (U.S. $792,031); November 30,
1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 4.08% at August 31, 2001 [November 30, 2000 - 5.76%; November 30, 1999 - 5.02%] and maturities to February 2002 [November 30, 2000 - July 2001; November 30, 1999 - June 2001].


6. ACCOUNTS RECEIVABLE AND OTHER

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Prepaid expenses                                     70,593   137,287   170,769
Interest and other receivables                      181,878   253,625    87,747
-------------------------------------------------------------------------------
                                                    252,471   390,912   258,516
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

7. CAPITAL ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Laboratory equipment                                     644,966     427,246     217,720
Computer equipment                                       367,283     344,509      22,774
Office equipment                                         106,914      62,417      44,497
Web-site development costs                                13,640         758      12,882
Equipment under capital lease                             81,320      48,792      32,528
Leasehold improvements                                    29,253       6,300      22,953
----------------------------------------------------------------------------------------
                                                       1,243,376     890,022     353,354
========================================================================================

November 30, 2000
Laboratory equipment                                     583,238     310,588     272,650
Computer equipment                                       347,998     299,304      48,694
Office equipment                                          98,451      46,585      51,866
Equipment under capital lease                            135,243      63,555      71,688
Leasehold improvements                                    10,093       2,021       8,072
----------------------------------------------------------------------------------------
                                                       1,175,023     722,053     452,970
========================================================================================

November 30, 1999
Laboratory equipment                                     380,805     184,143     196,662
Computer equipment                                       315,964     237,479      78,485
Office equipment                                          71,851      29,791      42,060
Equipment under capital lease                            211,086      73,116     137,970
Leasehold improvements                                     6,884         485       6,399
----------------------------------------------------------------------------------------
                                                         986,590     525,014     461,576
========================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

8. OTHER ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Technology                                             2,968,193   2,130,788     837,405
License                                                  105,208      49,973      55,235
Patents                                                1,224,117     665,522     558,595
----------------------------------------------------------------------------------------
Total                                                  4,297,518   2,846,283   1,451,235
========================================================================================

November 30, 2000
Technology                                             3,396,193   1,953,115   1,443,078
License                                                  105,208      42,082      63,126
Patents                                                  996,108     493,294     502,814
----------------------------------------------------------------------------------------
Total                                                  4,497,509   2,488,491   2,009,018
========================================================================================

November 30, 1999
Technology                                             3,396,193   1,613,496   1,782,697
License                                                  105,208      31,561      73,647
Patents                                                  626,309     123,185     503,124
----------------------------------------------------------------------------------------
Total                                                  4,127,710   1,768,242   2,359,468
========================================================================================

During the nine months ended August 31, 2001, the Company recorded additional expense of approximately $nil [nine months ended August 31, 2000 - $nil; year ended November 30, 2000 - $287,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] with respect to write-off of patents no longer directly related to the Company's current focus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

9. CREDIT FACILITY

At August 31, 2001, the Company has available an operating line of credit of $30,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000]. Borrowings
under this operating line of credit are collateralized by a cashable certificate of $100,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At August 31, 2001, November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


10. LONG-TERM DEBT

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Promissory note with interest rate
of 10.77% per annum, repaid in blended
monthly instalments of $6,468 per month                -       50,161   118,990

Less: current portion                                  -      (50,161)  (68,829)
-------------------------------------------------------------------------------
                                                       -         -       50,161
===============================================================================


As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender, which was released as collateral in November 2001.

Interest expense for the nine months ended August 31, 2001 amounted to $1,583 [nine months ended August 31, 2000 - $7,288; year ended November 30, 2000 - $8,788; year ended November 30, 1999 - $15,786; year ended November 30, 1998 - $6,692].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                      Number of
                                                    common shares    Amount
                                                           #            $
-------------------------------------------------------------------------------
Balance, November 30, 1997                              25,094,599   17,541,191
Issued for cash upon exercise of options                   658,700      740,259
Issued for cash upon exercise of warrants [c [iii]]      1,920,000    1,670,400
-------------------------------------------------------------------------------
Balance, November 30, 1998                              27,673,299   19,951,850
Issued for cash upon exercise of options                     5,000        5,000
Issued for cash upon exercise of warrants [c [iii]]        939,000      845,100
Issued for cash pursuant to private placements, net
  of issuance costs [c [ii]]                             7,285,643    4,480,090
-------------------------------------------------------------------------------
Balance, November 30, 1999                              35,902,942   25,282,040
Issued for cash upon exercise of options                   178,000      151,190
Issued for cash upon exercise of warrants [c [ii]]         728,564      509,995
Issued for cash pursuant to private placements, net
  of issuance costs [c [i]]                              5,906,342    7,348,434
Return of escrow shares [f]   (1,500,000)   (1,056,266)
-------------------------------------------------------------------------------
Balance, November 30, 2000 and August 31, 2001          41,215,848   32,235,393
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Private placements

[i] On June 19, 2000, upon obtaining receipts for its final prospectus, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at August 31, 2001. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at August 31, 2001.

      On June 5, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at August 31, 2001.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the year ended November 30, 1998 and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

      On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the year ended November 30, 1998. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 4,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 6,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at August 31, 2001, 630,000 options vest upon the achievement of certain milestones [November 30, 2000 - 220,000; November 30, 1999 - nil]. At August 31, 2001, the Company has 1,723,750 [November 30, 2000 -
343,800; November 30, 1999 - 1,517,550] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

At August 31, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

        Number of common shares
   under option   currently exercisable    Exercise price
         #                 #                      $          Date of expiry
--------------------------------------------------------------------------------
   150,000             150,000                    0.70       April 2, 2002
   290,000             290,000                    1.40       April 2, 2002
    40,000              40,000                    1.42       April 20, 2002
    80,000              80,000                    1.25       May 29, 2002
   150,000             150,000                    1.38       September 30, 2002
   100,000             100,000                    0.61       October 31, 2002
   600,000             480,000                    1.49       March 17, 2003
    60,000              60,000                    1.10       February 8, 2004
   230,000             220,000                    1.58       June 11, 2004
   265,000             235,000                    1.05       October 15, 2004
    50,000              50,000                    0.61       October 31, 2004
    30,000              30,000                    1.26       January 10, 2005
    50,000              40,000                    1.05       February 24, 2005
    55,000              55,000                    1.81       March 29, 2005
    60,000              30,000                    0.61       October 31, 2005
    80,000              35,000                    1.05       February 13, 2006
   483,750             303,750                    1.27       May 24, 2006
   295,000              15,000                    1.38       September 12, 2006
    75,000                -                       1.55       September 17, 2006
    37,500                -                       0.65       December 18, 2006
   750,000             250,000                    0.73       January 29, 2007
    30,000                -                       0.88       May 27, 2007
    75,000                -                       0.75       August 21, 2007
   240,000             240,000                    0.75       August 21, 2006
--------------------------------------------------------------------------------
 4,276,250           2,853,750
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

Stock options outstanding at August 31, 2001, are summarized as follows:

                                                   Number of   Weighted average
                                                 common shares     exercise
                                                  under option       price
                                                       #               $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
Options granted                                      1,297,500        0.73
Options forfeited                                     (660,000)       1.24
Options cancelled                                      (40,000)       1.05
--------------------------------------------------------------------------------
Balance, August 31, 2001                             4,276,250        1.13
================================================================================


On August 22, 2001, pursuant to the adoption of a new directors' compensation package, the Company cancelled 40,000 stock options with an exercise price of $1.05 previously granted to a director and granted 30,000 new stock options with an exercise price of $0.75.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[e]   Common Share Purchase Warrants

At August 31, 2001, common share purchase warrants were outstanding as follows:

     Number of common
     shares issuable                     Exercise price
            #                                   $            Date of expiry
--------------------------------------------------------------------------------

         554,920                                1.40         October 14, 2001
       2,774,600                                1.60         April 14, 2002
         178,571                                1.60         June 5, 2002
         750,000                                 [i]               [i]
--------------------------------------------------------------------------------
       4,258,091
================================================================================

[i] see note 12[e].

[f]   Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At August 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to a technology assignment agreement by issuing 20,000 common shares.

12. RESEARCH AND DEVELOPMENT

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and other                      784,427        458,577        748,349        457,676        539,130
Lab supplies and operating facility       620,022        574,080        873,720        626,321        486,310
Salaries and benefits                   1,056,119        957,261      1,313,371      1,211,697        917,455
Research and development agreements     1,535,594      1,287,661      1,797,216      1,289,899      1,555,892
-----------------------------------------------------------------------------------------------------------------
                                        3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
=================================================================================================================

13. GENERAL AND ADMINISTRATION

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and professional fees          307,013        209,724        314,562        191,509        687,798
Office and miscellaneous                  445,011        352,140        668,414        317,197        309,559
Salaries and benefits                     427,300        347,006        478,181        406,796        325,171
Travel and other                           63,418        176,859        107,887         82,388        230,809
-----------------------------------------------------------------------------------------------------------------
                                        1,242,742      1,085,729      1,569,044        997,890      1,553,337
=================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                      60,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        140,000
================================================================================

Rent expense for the nine months ended August 31, 2001 was $195,660 [nine months ended August 31, 2000 - $191,065; year ended November 30, 2000 - $256,285; year ended November 30, 1999 - $141,717; year ended November 30, 1998 - $118,942].

[b]   Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                       7,450
--------------------------------------------------------------------------------
Total minimum lease payments                                              7,450
Less: amount representing interest (11.5%)                                 (186)
--------------------------------------------------------------------------------
                                                                          7,264
Less: current portion of capital lease obligations                        7,264
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the nine months August 31, 2001 amounted to $2,985 [nine months ended August 30, 2000 - $5,834; year ended November 30, 2000 - $7,062; year ended November 30, 1999 - $11,918; year ended November 30, 1998 - $5,771].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[c]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures amounting to $219,000 through November 30, 2001.

[d]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at August 31, 2001, November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. As at August 31, 2001, November 30, 2000 and 1999, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[e]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expires on February 10, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue warrants. The number of warrants and their term will be determined pursuant to a prescribed formula, as described in the agreement. In addition, the Company agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 with the following terms [note 11 [e]].

  Number of options                       Exercise price
         #                                       US$        Date of expiry [ii]
--------------------------------------------------------------------------------

         300,000                                0.60        February 9, 2004 [i]
         100,000                                1.20        February 9, 2004 [i]
         100,000                                3.00        February 9, 2004 [i]
         150,000                                0.60        February 9, 2009
          50,000                                1.20        February 9, 2009
          50,000                                3.00        February 9, 2009
--------------------------------------------------------------------------------
         750,000
================================================================================

[i] The expiry date of these warrants may be extended through February 9, 2009 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii] If the consulting agreement is terminated by the third party prior to February 10, 2002, all retainer warrants will be cancelled.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


15. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected during the year ended November 30, 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                      Investment   Non-capital
                                                      tax credits    losses
                                                           $            $
--------------------------------------------------------------------------------

2001                                                       -         177,000
2002                                                       -         332,000
2003                                                       -         545,000
2004                                                      4,000    1,530,000
2005                                                     62,000    2,830,000
2006                                                    111,000    2,549,000
2007                                                    258,000    2,494,000
2008                                                    520,000         -
2009                                                    402,000         -
2010                                                    458,000         -
--------------------------------------------------------------------------------
                                                      1,815,000   10,457,000
================================================================================

At November 30, 2000, the Company also has net temporary differences of approximately $9,480,000 which may be used to reduce future income taxes. This consists of scientific research and experimental development expenditures of $6,940,000, share issue costs of $1,141,000, temporary differences relating to capital assets of $1,192,000 and other amounts of $207,000. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 45.62% statutory tax rate, is:

                                                                        Deferral method
                                                             ---------------------------------------
                                                                    Years ended November 30,
                                                                  2000         1999         1998
                                                                    $            $            $
----------------------------------------------------------------------------------------------------
Tax provision at combined statutory income
  tax rate                                                    (2,963,300)  (2,030,700)  (2,357,800)
Occurrence of losses and deferred tax credits
  (net of recovery) for which no tax benefit
  has been recorded (utilization of deferred
  income tax debits and losses for which no
  tax benefit has been recognized)                               904,100    1,162,800    1,291,000
Amortization in excess of capital cost
  allowance for tax                                              418,500      617,000      305,400
Research and development expenses
  not deducted for tax purposes                                  690,700      619,400      782,300
Share issue costs                                               (196,500)    (112,500)     (25,300)
Utilization of losses not previously booked                         -        (366,700)        -
Cumulative effect of a change in accounting policy [note 3[b]]   684,100         -            -
Other                                                              6,200      110,700        4,400
----------------------------------------------------------------------------------------------------
                                                                    -            -            -
====================================================================================================


17. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Companies with a common director for:
 - contract research services                                    16,816        10,741         30,539       163,954       48,041
 - administrative consulting services                              -             -              -            6,500         -
Directors for:
 - research consulting services                                  34,565        94,790        104,901        37,761         -
 - administrative consulting services                            15,000         5,000         30,700         3,500         -
=================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


17. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts receivable at August 31, 2001 is $1,500 [November 30, 2000
- $nil; November 30, 1999 - $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at August 31, 2001 is $4,476 [November 30, 2000 - $18,276; November 30, 1999 - $40,690] owing to a company with a common director.


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $428,000 difference in technology and deficit under U.S. GAAP.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[b] Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the nine months ended August 31, 2001, the Company has allocated the portion of gross proceeds related to the warrants of $nil [nine months ended August 31, 2000 - $1,085,000; year ended November 30, 2000 - $1,085,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] to additional paid in capital. In addition, the Company has recorded the fair value of the compensation options granted of $200,000 [nine months ended August 31, 2000 - $200,000; year ended November 30, 2000 - $200,000; year ended
      November 30, 1999 - $102,000; year ended November 30, 1998 - $nil] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [November 30, 2000 - $4,100; November 30, 1999 - $nil].

      The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the nine months ended August 31, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the period ended August 31, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.091, risk-free interest rate 5.0% and expected average option life of 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $27,000 in respect of options granted to non-employees in future periods.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive loss.

[f] Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior periods' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current period's reported net loss.

[g] Under U.S. GAAP, basic loss per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted loss per share under U.S. GAAP is calculated using the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Loss for period, Canadian GAAP                               (5,217,952)   (4,294,844)   (6,495,636)   (4,451,320)   (5,168,419)
Adjustment to eliminate retroactive change in
  accounting policy [note 16[f]]                                   -             -        1,499,598          -             -
Adjustment for stock-based compensation
  - employees                                                   (40,000)      (24,400)      (28,400)         -             -
  - non-employees                                               (24,000)      (69,400)     (179,500)      (51,000)     (129,000)
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP before
  cumulative effect of change in accounting
  policy                                                     (5,281,952)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Cumulative effect of change in accounting policy
  [note 16[f]]                                               (1,499,598)         -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Unrealized gains (losses) on investments                           -           36,087       117,662          -             -
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for the period, U.S. GAAP                 (6,781,550)   (4,352,557)   (5,086,276)   (4,502,320)   (5,297,419)
===============================================================================================================================

Deficit, beginning of period, U.S. GAAP                     (22,065,777)  (16,861,839)  (16,861,839)  (12,359,519)   (7,062,100)
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (4,703,938)   (4,502,320)   (5,297,419)
-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period, U.S. GAAP                           (28,847,327)  (21,250,483)  (22,065,777)   (16,861,839)  (12,359,519)
===============================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Numerator
Loss for the period, U.S. GAAP                              (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)

Denominator
Weighted average number of common shares
  outstanding                                               41,215,848    36,662,998    37,782,044    28,331,730    26,780,674
Escrowed shares                                                   -         (454,380)     (345,205)   (1,500,000)   (1,500,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                            41,215,848    36,208,618    37,436,839    26,831,730    25,280,674
===============================================================================================================================

Loss per common share, U.S. GAAP:
   Before change in accounting policy                            (0.12)        (0.12)        (0.14)        (0.17)         (0.21)
   Change in accounting policy                                   (0.04)         -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Loss per common share, U.S. GAAP:                                (0.16)        (0.12)        (0.14)        (0.17)         (0.21)
===============================================================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                          August 31,          November 30,
                                             2001         2000         1999
                                               $            $            $
--------------------------------------------------------------------------------
                                           (unaudited)

Cash and cash equivalents                   2,226,704    3,256,629    4,209,003
Short-term investments                      2,548,751    7,080,173    2,575,167
Other assets                                1,879,235    2,009,018    2,359,468
Deferred revenue                            1,386,180         -            -
Share capital                              30,950,393   30,950,393   25,282,040
Accumulated other comprehensive income           -         117,662         -
Contributed surplus                         3,160,416    3,096,416      547,250
Deficit                                   (28,847,327) (22,065,777) (16,861,839)
================================================================================

19. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the nine months ended August 31, 2001, 90% and 10% of research, collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [nine months ended August 31, 2000 - 55% and 45% from Sweden and Germany, respectively; year ended November 30, 2000, 75% from one collaborator in Sweden; year ended November 30, 1999 - 95% from one collaborator in Switzerland; year ended November 30, 1998 - 100% from one collaborator in Switzerland].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2001:

[a] On October 10, 2001, the Company closed a private placement of 1,834,333 special warrants (the "Special Warrants") at a price of $0.60 per Special Warrant for gross proceeds of $1,100,600. Each Special Warrant is exercisable into one common share of the Company and one-half of one common share purchase warrant to purchase common shares, without additional payment, through the earlier of: i) one year from the date of the Special Warrant certificate from October 5 through October 10, 2002; and ii) five days after the qualification of the Company's prospectus by the Ontario and B.C. Securities Commissions. Each whole common share purchase warrant will entitle the holder to acquire one common share at $0.80 per share until two years from the date of issuance of the Special Warrants, from October 5, 2003 through October 10, 2003. The gross proceeds of this financing will be reduced by the estimated issuance costs of $145,042. A finder was granted finder's Special Warrants convertible into finders warrants to purchase 66,766 common shares at $0.60 per share for a period up to October 10, 2003.

      On January 30, 2002, the Company filed a prospectus to qualify the common shares and common share purchase warrants issuable upon exercise of the Special Warrants. If the Company does not obtain a receipt for its prospectus by February 7, 2002 (February 2, 2002 for certain Special Warrants), 1,667,666 of the Special Warrants are exchangeable into 1,834,433 common shares and 917,216 common share purchase warrants.

[b] The Company granted 292,500 options to acquire common shares at a weighted average exercise price of $0.72 per share expiring through December 12, 2007. In addition, 225,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $1.33 per share expiring through September 12, 2006.

[c] The Company issued 20,000 common shares with respect to a technology assignment agreement [note 11[g]].

[d] In October 2001, 554,920 common share purchase warrants expired unexercised.

[e] On November 9, 2001, the Company incorporated a private company, Cardiome, Inc., pursuant to the Delaware General Corporation Law.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS (cont'd.)

[f] On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for approximately 33,300,000 common shares of the Company, based on a formula but not to exceed approximately 43,000,000. The acquisition is subject to, among other matters, approval from the shareholders and the appropriate regulatory authorities. In addition, the Company is required to arrange an equity financing of not less than US$10 million. The Company intends to account for this transaction as a purchase of Paralex by Cardiome upon completion.

Page E-1

                 APPENDIX E - FINANCIAL STATEMENTS OF PARALEX

                       FINANCIAL STATEMENTS OF PARALEX

Financial Statements

Paralex, Inc.
(a development stage enterprise)
(Expressed in U.S. dollars)
November 30, 2001

                              AUDITORS' REPORT





To the Board of Directors of
Paralex, Inc.

We have audited the balance sheet of Paralex, Inc. (a development stage enterprise) (the "Company") as at November 30, 2001 and the statements of loss and comprehensive loss, shareholders' deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
December 21, 2001.                                         Chartered Accountants

Paralex, Inc.
(a development stage enterprise)

                                      BALANCE SHEET
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                                    (expressed in U.S. dollars)




                                                                        2001
                                                                         $
--------------------------------------------------------------------------------

ASSETS
Current
Cash                                                                     23,042
--------------------------------------------------------------------------------
Total current assets                                                     23,042
--------------------------------------------------------------------------------
Other assets [note 4]                                                   354,148
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities                                513,624
--------------------------------------------------------------------------------
Total current liabilities                                               513,624
--------------------------------------------------------------------------------
Long-term debt [note 5]                                                 100,000

Commitments [note 7]

Shareholders' deficit [note 6]
Common shares - par value $0.001
   Authorized - 20,000,000
   Issued and outstanding - 4,000,000                                     4,000
Preferred shares - par value $0.001, issuable in series
   Authorized - 5,000,000
   Issued and outstanding - nil                                            -
Deficit                                                                (240,434)
--------------------------------------------------------------------------------
Total shareholders' deficit                                            (236,434)
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

See accompanying notes

On behalf of the Board:


              /s/ Mark C. Rogers              /s/ Fred H. Mermelstein
              Director                        Director

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF LOSS AND COMPREHENSIVE LOSS
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
EXPENSES
General and administrative [notes 5 and 9]                              233,982
Amortization                                                              6,452
--------------------------------------------------------------------------------
Net loss and comprehensive loss for the period                          240,434
================================================================================

Loss per common share - basic and dilutive                                 0.06
================================================================================

Weighted average number of common shares outstanding                  3,710,000
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF SHAREHOLDERS' DEFICIT
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                Common shares             Deficit     Total
                                                -------------
                                                #             $              $          $
-----------------------------------------------------------------------------------------------
Balance, January 26, 2001                        -        -                -           -
Shares issued for cash [note 6]             3,400,000    3,400             -          3,400
Shares issued for license [note 6]            600,000      600             -            600
Net loss for the period                          -        -            (240,434)   (240,434)
-----------------------------------------------------------------------------------------------
Balance, November 30, 2001                  4,000,000    4,000         (240,434)   (236,434)
===============================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

               STATEMENT OF CASH FLOWS
     [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                (240,434)
Adjustments for non-cash items:
   Amortization                                                           6,452
Changes in non-cash working capital items:
   Accounts payable and accrued liabilities                             203,624
--------------------------------------------------------------------------------
Cash used in operating activities                                       (30,358)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                           (50,000)
--------------------------------------------------------------------------------
Cash used in investing activities                                       (50,000)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares                                   3,400
Proceeds from long-term debt                                            100,000
--------------------------------------------------------------------------------
Cash provided by financing activities                                   103,400
--------------------------------------------------------------------------------

Increase in cash, during the period                                      23,042
Cash, beginning of period                                                  -
--------------------------------------------------------------------------------
Cash, end of period                                                      23,042
================================================================================

Supplemental cash flow information:
Interest paid                                                             1,468
Common shares issued for intangible assets                                  600
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Paralex, Inc. (a development stage enterprise) (the "Company") was incorporated on January 26, 2001 under the General Corporation Law of the State of Delaware. The Company is involved in the research and development of oxypurinol for the treatment of congestive heart failure. The Company is a development stage enterprise and commercial operations have not yet commenced. The Company's year end is December 31.

The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 10[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles in the United States, which are not materially different from Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

License costs

The Company capitalizes costs paid to obtain licenses. The cost of licenses is amortized on a straight-line basis over its estimated useful life of ten years.

The Company monitors the recoverability of license costs, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their fair value in the period when it is likely that the carrying amount of the asset will not be recovered.

Loss per common share

Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

Recent pronouncements

The Financial Accounting Standards Board issued a new standard (SFAS 142), entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2003. The Company does not believe the adoption of SFAS 142 will have a material effect on the financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

3. Financial instruments

For certain of the Company's financial instruments including cash, accounts payable and accrued liabilities and long-term debt, the carrying values approximate fair value due to their short-term nature.


4. OTHER ASSETS

                                                               Accumulated       Net book
                                                   Cost        amortization       value
                                                    $                $              $
------------------------------------------------------------------------------------------
2001
Licenses                                         360,600          6,452          354,148
------------------------------------------------------------------------------------------
Total                                            360,600          6,452          354,148
==========================================================================================

5. LONG-TERM DEBT

                                                                        2001
                                                                         $
--------------------------------------------------------------------------------
Bank of America revolving credit facility bearing interest at a fixed rate of 4.40% per annum, repayable on December 20, 2002,
interest payable monthly                                                100,000
--------------------------------------------------------------------------------
                                                                        100,000
================================================================================

Interest expense for the period from January 26, 2001 (date of incorporation) to November 30, 2001 amounted to $1,468.

On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

The loan is personally guaranteed by one of the Company's executive officers.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

6. SHARE CAPITAL

The directors of the Company will designate the rights, privileges, restrictions and conditions of each series of Preferred Shares.

On January 31, 2001, the directors approved the increase in authorized share capital from 5,000,000 common shares to 20,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares with a par value of $0.001 per share, issuable in series.

On February 1, 2001, the Company issued 3,000,000 common shares at a price of $0.001 per share, for gross cash proceeds of $3,000.

On April 14, 2001, the Company issued, in exchange for an exclusive patent with respect to certain technology, 600,000 common shares to Johns Hopkins University
(JHU) and the inventor of the technology. The exchange has been recorded at $600 which reflects the fair value of the common shares issued.

On May 14, 2001, the Company issued 400,000 common shares at a price of $0.001 per share, for gross cash proceeds of $400.


7. COMMITMENTS

[i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at $5,000 and increasing over the next five years to $100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

      In addition, the Company is required to obtain $3 million of financing within 11 months and $5 million of financing within 18 months of the agreement.

      The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore the Company may terminate the agreement for any reason upon giving 60 days written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS (CONT'D.)

[ii] In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of $250,000, included in accounts payable and accrued liabilities, upon execution of the agreement and a further $250,000 upon the exercise of the option. The Company further agreed to pay ILEX additional milestone payments of up to $8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

[iii] In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for $100,000 per year, from January 1, 2002 through December 31, 2005.


8. Related party transactions

No compensation has been paid or is owing to directors or officers of the Company in respect of services rendered to November 30, 2001. Certain of the Company's directors and officers serve as directors and officers of Paramount Capital, Inc. ("Paramount"). Paramount has provided certain administrative services to the Company to November 30, 2001 for nil consideration.


9. GENERAL AND ADMINISTRATIVE

                                                                         $
--------------------------------------------------------------------------------
Consulting and professional fees                                        212,599
Office and miscellaneous                                                  1,900
Travel and other                                                         19,483
--------------------------------------------------------------------------------
                                                                        233,982
================================================================================

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

10. SUBSEQUENT EVENTS

[i] On December 21, 2001, the Company entered into an acquisition agreement with Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, whereby Cardiome will acquire all of the outstanding shares of the Company in exchange for approximately 33,300,000 common shares of Cardiome, based on a formula but not to exceed approximately 43,000,000 common shares. The acquisition is subject to, among other matters, approval from the shareholders of Cardiome and applicable regulatory agencies.

[ii] In December 2001, the Company drew an additional $110,000 on its revolving credit facility [note 5].

Page F-1

                  APPENDIX F - PRO FORMA FINANCIAL STATEMENTS

                    PRO-FORMA FINANCIAL STATEMENTS OF THE COMPANY

Pro Forma Consolidated Financial Statements

Cardiome Pharma Corp.
Unaudited - See Compilation Report
(Expressed in Canadian dollars)
As at August 31, 2001 and for the nine months ended August 31, 2001

                             COMPILATION REPORT



To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at August 31, 2001 and the pro forma consolidated statement of loss for the nine months ended August 31, 2001 which have been prepared for inclusion in the prospectus relating to the qualification and distribution of 1,834,333 common shares and 917,167 warrants issuable upon exercise of special warrants. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statement of loss have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
January 14, 2002.                                          Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET


As at August 31, 2001                         Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             balance
                                                Corp.                Inc.           adjustments  Note       sheet
                                                 $                    $                  $                    $
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                     2,226,704           36,240            15,000,000   [2e]
                                                                                      (159,100)  [2f]   17,103,844
Short-term investments                        2,548,751             -                     -              2,548,751
Amounts receivable and other                    252,471             -                     -                252,471
-------------------------------------------------------------------------------------------------------------------------
Total current assets                          5,027,926           36,240            14,840,900          19,905,066
-------------------------------------------------------------------------------------------------------------------------
Capital assets                                  353,354             -                     -                353,354
Other assets                                  1,451,235          557,004            32,270,683   [2a]   34,278,922
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities        603,589          807,827               763,000   [2a]
                                                                                     1,250,000   [2e]    3,424,416
Current portion of lease obligations              7,264             -                     -                  7,264
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                       610,853          807,827             2,013,000           3,431,680
-------------------------------------------------------------------------------------------------------------------------
Deferred revenue                              1,386,180             -                     -              1,386,180
Long-term debt                                     -             159,100              (159,100)  [2f]         -
Deferred tax liability                             -                -                2,800,000   [2a]    2,800,000
-------------------------------------------------------------------------------------------------------------------------
                                              1,997,033          966,927             4,653,900           7,617,860
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficit)
Share capital                                32,235,393            6,038                (6,038)  [2d]
                                                                                    28,097,000   [2a]
                                                                                       237,000   [2a]
                                                                                    13,750,000   [2e]   74,319,393
Contributed surplus                           1,056,266             -                     -              1,056,266
Deficit                                     (28,456,177)        (379,721)              379,721   [2d]  (28,456,177)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)          4,835,482         (373,683)           42,457,683          46,919,482
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             statement
                                                Corp.                Inc.           adjustments  Note       of loss
                                                 $                    $                  $                     $
-------------------------------------------------------------------------------------------------------------------------
REVENUE
Research, collaborative, licensing
   and option fees                              159,222             -                     -                159,222
Grant income                                     88,137             -                     -                 88,137
Interest and other income                       299,354             -                     -                299,354
-------------------------------------------------------------------------------------------------------------------------
                                                546,713             -                     -                546,713
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                      3,996,162             -                     -              3,996,162
General and administration                    1,242,742          365,577                  -              1,608,319
Amortization                                    525,761           10,004             2,420,000   [2c]    2,955,765
-------------------------------------------------------------------------------------------------------------------------
                                              5,764,665          375,581             2,420,000           8,560,246
-------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                     (5,217,952)        (375,581)           (2,420,000)         (8,013,533)
Deferred income tax recovery                       -                -                  210,000   [2c]      210,000
-------------------------------------------------------------------------------------------------------------------------
Net loss for the period                      (5,217,952)        (375,581)           (2,210,000)         (7,803,533)
=========================================================================================================================

Loss per common share - basic and diluted         (0.13)           (0.10)                        [2b]        (0.09)
=========================================================================================================================

Weighted average number of
   common shares outstanding                 41,215,848        3,710,000                         [2b]   90,555,322
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements give effect to the acquisition of Paralex, Inc. ("Paralex") by Cardiome Pharma Corp. ("Cardiome") as described in the Notice of an Extraordinary General Meeting and Management Information Circular ("Circular").

The accompanying pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from the audited financial statements of Paralex as at November 30, 2001, the unaudited financial statements of Paralex for the nine months ended November 30, 2001, and the unaudited consolidated financial statements of Cardiome as at and for the nine months ended August 31, 2001. No pro forma information for the year ended November 30, 2000 has been provided because Paralex was incorporated on January 26, 2001. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition in the Circular, the audited financial statements of Paralex and the audited and unaudited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Circular.

The audited financial statements of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated balance sheet, the assets and liabilities of Paralex were translated into Canadian dollars using the exchange rate at November 30, 2001. For purposes of the pro forma consolidated statement of loss, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the nine month period ended November 30, 2001.

Cardiome is contemplating the consolidation of its outstanding share capital on a one new share for four old shares basis, upon the completion of the acquisition. These pro forma consolidated financial statements do not reflect this share consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These pro forma consolidated financial statements give effect to the completion of the proposed transactions contemplated by the Merger Agreement ("Agreement"), as more fully described in the Circular, as if they had occurred on August 31, 2001 with respect to the pro forma consolidated balance sheet and on December 1, 2000 with respect to the pro forma consolidated statement of loss for the nine months ended August 31, 2001. The pro forma consolidated statement of loss for the year ended November 30, 2000 is not presented because Paralex was not incorporated until January 26, 2001. A summary of the proposed transaction is as follows:

On December 21, 2001, Paralex and Cardiome entered into an agreement whereby Cardiome will acquire all of the issued and outstanding common shares of Paralex in exchange for common shares of Cardiome, calculated according to the following formula: 43,070,181 less the sum of cash and cash equivalents of Cardiome and certain of the liabilities of Paralex divided by the lower of the average closing bid price of Cardiome shares on the T.S.E. on the ten business days prior to and including October 31, 2001 and $0.60. Cardiome estimates it will issue 33,300,000 common shares in accordance with this formula. Immediately after this transaction and the additional third party financing, the prior shareholders of Paralex will have acquired approximately 32% of the total issued and outstanding common shares of Cardiome. The ongoing business will continue as that of Cardiome. The business combination is contingent upon obtaining approval from the shareholders of Cardiome and Paralex, the Toronto Stock Exchange and the appropriate regulatory authorities which is expected to close on March 15, 2002. In addition, Cardiome is required to arrange an equity financing of not less than US$10 million.

Transaction costs are estimated to be approximately $763,000 in cash costs and $237,000 in common shares.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

Cardiome has been identified as the acquirer in this purchase business combination.

The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

                                                                         $
--------------------------------------------------------------------------------
Assets acquired:
Cash                                                                     36,240
Other assets                                                            557,004
Technology                                                           32,270,683
--------------------------------------------------------------------------------
Total assets acquired                                                32,863,927
--------------------------------------------------------------------------------

Less liabilities assumed:
Accounts payable and accrued liabilities                                807,827
Long-term debt                                                          159,100
Deferred tax liability                                                2,800,000
--------------------------------------------------------------------------------
Total liabilities assumed                                             3,766,927
--------------------------------------------------------------------------------
Net assets acquired                                                  29,097,000
================================================================================

Consideration given:
33,300,000 common shares                                             28,097,000
Estimated transaction costs                                           1,000,000
--------------------------------------------------------------------------------
Total consideration                                                  29,097,000
================================================================================


The allocation of the purchase price reflected in the pro forma consolidated financial statements is preliminary and based on the financial position of Paralex at November 30, 2001. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In these pro forma consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the pro forma consolidated balance sheet.

Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more. Accordingly, it is presumed this debt will be repaid with the proceeds of the equity financing.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

The following adjustments have been made to reflect the transaction described above:

[a] To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs. Transaction costs are estimated to be $763,000 in cash costs and $237,000 in issuance of 250,000 common shares.

[b] The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period, 33,300,000 and 250,000 common shares assumed to be issued to effect the acquisition at December 1, 2000 and approximately
      15.8 million common shares assumed to be issued related to the equity financing on December 1, 2000.

[c] To reflect the amortization of technology and related deferred tax liability over ten years.

[d]   To eliminate the share capital and shareholders' deficit of Paralex.

[e] It is assumed approximately 15.8 million common shares will be issued for total proceeds of $15,000,000 (US $10,000,000), less estimated cash transaction costs of $1,250,000.

[f] To reflect the repayment of long-term debt with the proceeds of the equity financing.

Page G-1

           APPENDIX G - DISSENT RIGHTS UNDER THE COMPANY ACT (BRITISH COLUMBIA)

Dissent Procedure

207.   (1)   If,

             (c) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

             (d)   the resolution referred to in paragraph (a) is passed, and

             (e) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

       (2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

       (3)   The dissenting member must exercise the right given by subsection
(2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

             (a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

             (b) the share certificates representing all of those shares, and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

       (4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may,

             (a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

             (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

             (c) join in the application any other dissenting member who has complied with subsection (3), and

             (d) make consequential orders and give directions it considers appropriate.

       (5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

Page G-2

       (6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

       (7)   Every dissenting member who has complied with subsection (3)

             (a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

             (b) may not withdraw the requirement to purchase the shares, unless the company consents, and

             (c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

       (8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

       (9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

       (10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

[R.S.B.C. 1996, c.62, s. 207; formerly R.S.B.C. 1979, c. 59, s. 231]

Page H-1


                       APPENDIX H - ARTICLES OF CONTINUANCE


[GRAPHIC OMITTED]
Industry Canada


Canada Business                        FORM 11
Corporations Act               ARTICLES OF CONTINUANCE
                                    (SECTION 187)

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1 - Name of corporation

CARDIOME PHARMA CORP.
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2 - The province or territory in Canada where the registered office is to be situated

BRITISH COLUMBIA
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3 - The classes and the maximum number of shares that the corporation is authorized to issue

The Corporation is authorized to issue an unlimited number of Common shares without par value.
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4 - Restrictions, if any, on share transfers

None
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5 - Number (or minimum and maximum number) of directors

Minimum of three and a maximum of twenty
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6 - Restrictions, if any, on business the corporation may carry on

None
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7 - (1) If change of name effected, previous name

Name not changed

   (2) Details of Incorporation

Incorporated in British Columbia on December 12, 1986 under number 318841
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8 - Other provisions, if any

The directors may, within the maximum number permitted by the Articles, appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual general meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual general meeting of the shareholders.

Meetings of the shareholders may be held anywhere in Canada or in New York, New York, Seattle, Washington, San Francisco, California, Los Angeles, California, San Diego, California or Boston, Massachusetts.
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Date                    Signature                Title

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FOR DEPARTMENTAL USE ONLY                                 Filed
Corporation No.
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IC 3247 (01-95) (cca 1391)

                                                                      Exhibit 9


                            CARDIOME PHARMA CORP.

                                FORM OF PROXY

Type of Meeting:       Extraordinary General Meeting
Meeting Date & Time:   Friday, February 15, 2002 at 11:00 a.m. (Vancouver time)
Location:              Aspen Room, Four Seasons Hotel, Vancouver, British Columbia

The undersigned member of Cardiome Pharma Corp. (the "Company") hereby appoints Michael J.A. Walker, the Chairman of the Company, or failing him, Robert W. Rieder, the Chief Executive Officer of the Company, or in the place of the foregoing,
____________________________, as proxy for the undersigned member, with full power of substitution, to attend, act and vote for and on behalf of the undersigned member in respect of all matters that may property come before the above-mentioned meeting of the members of the Company, and at any adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or adjournment thereof, and without limiting the generality of the power hereby conferred, to vote as directed below:

Your Board recommends a vote FOR the Acquisition Resolutions described in items 1, 2 and 3.

1.     To approve the Acquisition by the Company of Paralex, Inc. (Resolution 1 in                       FOR          AGAINST
       Appendix A to the Management Information Circular (the "Circular") dated January                  [ ]             [ ]
       11, 2002).

2.     To approve a consolidation of the Company's common shares on a one new share                      FOR          AGAINST
       for four old shares basis (Resolution 2 in Appendix A of the Circular).                           [ ]             [ ]

3.     To approve the continuance of the Company from British Columbia to the                            FOR          AGAINST
       Canadian federal jurisdiction (Resolution 3 in Appendix A of the Circular).                       [ ]             [ ]


--------------------------------   The undersigned member hereby revokes any form of proxy previously given to attend and vote at the said meeting or at any adjournment thereof.

                                   Signature of member:_________________________________________________________________

                                   Name of member (please print):_______________________________________________________

                                   Number of shares represented by this form of proxy:__________________________________

                                   Date:________________________________________________________________________________

                                   If not dated, the form of proxy will be deemed to be dated February 13, 2002.
--------------------------------

THE NOTES ON THE REVERSE SIDE OF THIS FORM OF PROXY ARE AN INTEGRAL PART HEREOF AND ARE HEREBY INCORPORATED BY REFERENCE.

                                                        NOTES TO FORM OF PROXY
1.   THIS FORM OF PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2.   If the member cannot attend the Meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to attend and act for the member and on the member's behalf at the Meeting. To appoint someone other than the person named, please cross off the management appointee names and insert your appointed proxy's name in the space provided, sign and date and return the form of proxy. Where no choice on a resolution is specified by the member, the form of proxy confers discretionary authority upon the member's appointed proxy with respect to such resolutions.

3.   If the member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the form of proxy.

4.   WHERE A CHOICE IS NOT SPECIFIED BY A MEMBER OR INSTRUCTIONS ON THE FORM OF PROXY ARE UNCERTAIN, A NOMINEE OF MANAGEMENT
     ACTING AS PROXY WILL VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY AS IF THE MEMBER HAD SPECIFIED AN AFFIRMATIVE
     VOTE.

5.   If instructions are certain the shares represented by this form of proxy will be voted or withheld from voting in accordance with the instructions of the member on any poll that may be called for and, if the member specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. This form of proxy confers discretionary authority upon the person appointed proxy hereunder to vote on amendments or variations of matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.

6.   This form of proxy must be signed and dated by the member or by the member's attorney duly authorized in writing, or, if the member is a corporation, either under the seal of the corporation or signed by a duly authorized officer, or attorney, of the corporation. A form of proxy will not be valid unless the completed form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarily certified copy thereof, is received by Pacific Corporate
     Trust Company.

7.   To be effective, this form of proxy must be received by Pacific Corporate Trust Company at 1000 - 625 Howe Street,
     Vancouver, British Columbia V6C 3B8 (facsimile: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

                                                            YOUR VOTE IS IMPORTANT
                                                                 DO NOT DELAY
IF YOU HAVE ANY QUESTIONS OR NEED ANY ASSISTANCE IN COMPLETING THIS FORM OF PROXY, PLEASE CONTACT IAN HARPER, DIRECTOR OF
INVESTOR RELATIONS AT CARDIOME PHARMA CORP. TOLL FREE AT 1-800-330-9928.

                                                                      Exhibit 10

                       PACIFIC CORPORATE TRUST COMPANY
                         625 Howe Street - 10th Floor
                           Vancouver, B.C. V6C 3B8

                          Telephone: (604) 689-9853
                             Fax: (604) 689 - 8144



January 17, 2002

British Columbia Securities Commission
Executive Director
701 West Georgia Street, 9th Floor
Vancouver, BC.
V7Y 1L2


Dear Sirs\Mesdames:

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance to National Policy 41:

*   Notice of Meeting                *   Information Circular

*   Proxy



Yours truly,

PACIFIC CORPORATE TRUST COMPANY

/s/ Heather Plume

Heather Plume
HP/jr


cc: Alberta Securities Commission        cc: Cardiome Pharma Corp.
cc: Toronto Stock Exchange               cc: Catalyst Corporate Finance Lawyers
cc: Ontario Securities Commission        cc: Ernst & Young
cc: Quebec Securities Commission
cc: Registrar of Securities - Yukon

                                                                      Exhibit 11

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             THIS RELEASE IS NOT INTENDED FOR DISTRIBUTION IN THE U.S.

              FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

                            CARDIOME ANNOUNCES FINANCING
                            ----------------------------

Vancouver, Canada, January 24, 2002 - Cardiome Pharma Corp. (the "Company" or "Cardiome") announced today that it has engaged a syndicate of agents led by Sprott Securities Inc. and including Raymond James Ltd. to market, on a best-efforts basis, a public offering in Canada (the "Offering"). The Company has also scheduled a special shareholder meeting on February 15, 2002 to seek shareholder approval for its previously announced (December 21, 2001) acquisition of Paralex, Inc. ("Paralex") which is conditional upon arrangement of this financing.

Cardiome recently announced an agreement to acquire Paralex, a company focused on developing oxypurinol for the treatment of Congestive Heart Failure (CHF), subject to certain conditions and approvals including completion of a concurrent financing. The Offering, as contemplated, would fulfil those financing requirements.

"We are pleased to work with leading financial institutions in this financing," said Bob Rieder, President and CEO of Cardiome. "We have now built a very solid and diverse cardiac product pipeline, and this financing will enable Cardiome to add significant value to all of our products. Successful closing of the Paralex acquisition and this accompanying financing will propel Cardiome toward a leading position in cardiovascular drug development."

At the shareholder meeting on February 15, 2002, Cardiome shareholders will be asked to approve the acquisition of Paralex, a four-to-one share consolidation, and continuance of the Company under the Canada Business Corporations Act. In preparation for the shareholder meeting, the Company has mailed to all its shareholders the appropriate notice of meeting and an information circular, containing detailed information related to the transaction.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. Upon closing of the Paralex transaction, the Company will have four drug programs in the cardiac area. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD
Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact          Media Contact
Ian Harper, Director of                Scott Henderson, Contemporary
Investor Relations                     Communications Ltd.
T: (604) 222-5577 ext. 705             T: (604) 734-3663 ext 302
E: iharper@cardiome.com                E: scott.henderson@ccpr.com

                                                                      Exhibit 12

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          January 24, 2002

Item 3.   PRESS RELEASE

          January 24, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has announced that it has engaged a syndicate of agents to market on a best-efforts basis a public offering in Canada. The Issuer has also announced that it has scheduled a special shareholders' meeting on February 15, 2002 to seek shareholder approval for its previously announced acquisition of Paralex, Inc.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated January 24, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 25th day of January, 2002.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 13


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not and will not be registered under the United States Securities Act of 1933, as amended.

NEW ISSUE                                                DATED: JANUARY 30, 2002

                                 PROSPECTUS



                        [GRAPHIC OMITTED] Cardiome



                            Cardiome Pharma Corp.

                  1,834,333 Common Shares and 917,167 Warrants
                   Issuable Upon Exercise of Special Warrants

This Prospectus qualifies the distribution of 1,834,333 common shares (the "Shares") of Cardiome Pharma Corp. ("Cardiome" or the "Company") and 917,167 share purchase warrants (the "Warrants") which will be issued upon exercise of special warrants (the "Special Warrants"). Each Special Warrant entitles the holder to receive without payment of additional consideration, one Share and 0.5 Warrant. Each whole Warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $0.80 on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants). The Special Warrants were issued at a price of $0.60 each on October 10, 2001 (October 5, 2001 for certain Special Warrants) on a private placement basis (the "Private Placement").

The Special Warrants are exercisable until 5:00 p.m. (Vancouver time) on the day which is the earlier of: (a) the fifth business day following the date on which the last of the receipts (the "Receipts") is issued for this Prospectus by the appropriate securities regulatory authorities; and (b) October 10, 2002 (October 5, 2002 for certain Special Warrants). If the Receipts are not issued by February 7, 2002 (February 2, 2002 for certain Special Warrants), the holders (other than one holder of 166,667 Special Warrants) will be entitled to receive
1.1 Shares (rather than one Share) and 0.55 Warrants (rather than 0.5 Warrant) upon exercise of each Special Warrant held.


================================================================================
                        Price        Finder's Fee(1)     Proceeds to Company(2)
--------------------------------------------------------------------------------
Per Special Warrant     $0.60             $0.015                $0.585
--------------------------------------------------------------------------------
Total:                $1,100,600          $28,042             $1,072,558
================================================================================

(1) In connection with the Private Placement, the Company paid a 7% cash fee to a finder of $28,042 from the proceeds of the Offering with respect to the sale of a portion of the Offering (667,667 Special Warrants). The finder's fee amount in the above table reflects an average fee per Special Warrant of 2.5%. Additionally, the finder received 66,766 finder's special warrants (the "Finder's Special Warrants") convertible into 66,766 finder's warrants (the "Finder's Warrants") without payment of additional consideration. Each Finder's Warrant entitles the holder to purchase one common share of the Company at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003. This Prospectus qualifies the distribution to the finder of the Finder's Warrants in British Columbia. See "Plan of Distribution".
(2) Before deducting the balance of the expenses of the Private Placement and this Prospectus, estimated at $117,000, which will be borne by the Company. See "Use of Proceeds".

As of the date of this Prospectus, none of the Special Warrants or Finder's Special Warrants have been exercised. No additional commission or fee will be paid to any finder or agent and no additional proceeds will be received by the Company in connection with the exercise of the Special Warrants and Finder's Special Warrants.

The Special Warrants and Finder's Special Warrants were issued pursuant to exemptions from the prospectus requirements of applicable securities legislation. The Special Warrants and Finder's Special Warrants are subject to restrictions on resale until such time as the hold period prescribed by the Securities Act in the applicable jurisdiction has expired, a further statutory exemption may be relied upon by the purchaser or finder, a discretionary order is obtained from the applicable securities regulatory authority or a receipt for this Prospectus is issued by the applicable securities regulatory authority.

Page ii

An investment in shares of the Company (the "Cardiome Shares") should be regarded as highly speculative due to the nature of the Company's business and its present stage of development. The Shares issued upon exercise of the Special Warrants are suitable only for investors who have no need for liquidity in their investments. The price of each Special Warrant exceeded the net tangible book value of the Cardiome Shares as at August 31, 2001, after giving effect to the Private Placement by $0.50, representing dilution of 83.33% ($0.31 and 52% on a fully diluted basis). See "Risk Factors" and "Dilution".

The Cardiome Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSE") (Symbol: "COM") and are quoted on the OTC NASD Bulletin Board (Symbol: "COMTF"). On October 10, 2001, the date of closing of the Private Placement, the closing price of the Cardiome Shares on the TSE was $0.56. On January 29, 2002, the closing price of the Cardiome Shares on the TSE was $0.99. The TSE has approved the listing of the Cardiome Shares issuable upon exercise of the Special Warrants, Warrants and the Finder's Warrants.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Unless otherwise stated, all dollar amounts in this Prospectus refer to Canadian dollars. On January 29, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars was $0.6288 based upon the Bank of Canada noon spot rate of exchange.

Page iii

                              TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PROSPECTUS SUMMARY                                                             1
GLOSSARY                                                                       1
THE COMPANY                                                                    4
BUSINESS OF THE COMPANY                                                        4
   Overview                                                                    4
   Development of the Business                                                 6
   Stated Business Objectives                                                  6
   Milestones                                                                  6
   Products Under Development                                                  6
   Potential Markets                                                          11
   Competition                                                                11
   Patents and Proprietary Protection                                         12
   Regulatory Environment                                                     13
   Licenses and Collaborative Research Agreements                             14
   Acquisitions                                                               15
   Directors and Officers                                                     16
   Board Committees                                                           18
   Scientific Advisory Board                                                  19
   Employees                                                                  19
   Facilities                                                                 20
   Summary and Analysis of Financial Operations                               20
   Management Discussion and Analysis                                         22
   Dividend Policy                                                            24
ACQUISITION OF PARALEX, INC.                                                  24
   General                                                                    24
   Reasons for the Acquisition                                                24
   Summary of Acquisition Agreement                                           25
CARDIOME POST-ACQUISITION                                                     30
   Directors                                                                  30
   Share Capital                                                              30
   Voting Shares and Principal Holders                                        31
INFORMATION CONCERNING PARALEX, INC.                                          31
   Name and Incorporation                                                     31
   Intercorporate Relationships                                               31
   Overview                                                                   31
   General Development of the Business                                        32
   Market Opportunity                                                         34
   Competitive Conditions                                                     34
   Intellectual Property                                                      35
   Consulting Agreement with Eduardo Marban, M.D., PH.D.                      36
   Regulatory Environment                                                     36
   Selected Financial Information and Management's Discussion and Analysis    37
   Dividends                                                                  37
   Description of Share Capital of Paralex                                    37
   Options to Purchase Securities                                             38
   Prior Sales                                                                38
   Escrowed Securities                                                        38
   Principal Shareholders                                                     39
   Directors and Officers                                                     39
   Management                                                                 40
   Executive Compensation                                                     41
   Indebtedness of Directors and Executive Officers                           43
   Legal Proceedings                                                          43

Page iv

   Interest of Management and Others in Material Transactions                 43
   Auditors                                                                   43
   Material Contracts                                                         43
USE OF PROCEEDS                                                               44
   Funds Available                                                            44
   Principal Purposes                                                         44
RISK FACTORS                                                                  44
DIRECTORS AND OFFICERS                                                        52
   Name, Address, Occupation and Security Holdings                            52
   Directors                                                                  53
   Aggregate Ownership of Securities                                          53
   Other Reporting Companies                                                  54
   Corporate Cease Trade Orders or Bankruptcies                               54
   Penalties or Sanctions                                                     54
   Individual Bankruptcies                                                    55
   Conflicts of Interest                                                      55
   Scientific Advisory Board                                                  55
   Consulting Arrangements                                                    55
INDEBTEDNESS OF DIRECTORS AND OFFICERS                                        55
PAYMENTS TO INSIDERS                                                          55
   Executive Compensation                                                     55
   Interest of Management and Others in Material Transactions                 59
   Directors and Officers Insurance                                           60
DILUTION                                                                      60
CAPITALIZATION                                                                60
   Options and Other Rights to Purchase Securities                            61
   Fully Diluted Share Capital                                                63
PRINCIPAL HOLDERS OF VOTING SECURITIES                                        63
PLAN OF DISTRIBUTION                                                          64
DESCRIPTION OF SECURITIES OFFERED                                             64
   Special Warrants                                                           64
   Warrants                                                                   65
   Cardiome Shares                                                            65
   Finder's Warrants                                                          65
PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES                              66
PRIOR SALES                                                                   66
INVESTOR RELATIONS ARRANGEMENTS                                               66
LEGAL PROCEEDINGS                                                             66
AUDITOR, TRANSFER AGENT AND REGISTRARS                                        67
MATERIAL CONTRACTS                                                            67
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION                                    68
PURCHASERS' STATUTORY RIGHTS                                                  68

FINANCIAL STATEMENTS OF THE COMPANY
FINANCIAL STATEMENTS OF PARALEX
PRO-FORMA FINANCIAL STATEMENTS OF THE COMPANY

CERTIFICATE OF THE COMPANY

                              PROSPECTUS SUMMARY

The following is a summary of the information set out in this prospectus (the "Prospectus") and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. Certain capitalized terms and technical terms used but not defined in this Summary are defined in the Glossary.

                                The Offering

Company:           Cardiome Pharma Corp. ("Cardiome" or the "Company").

The Issue:         This Prospectus qualifies the distribution by the Company of:

                   * 1,834,333 Shares to be issued upon the exercise or deemed exercise of the Special Warrants;

                   * 917,167 Warrants to be issued upon the exercise or deemed exercise of the Special Warrants; and

                   * 66,766 Finder's Warrants to be issued upon the exercise or deemed exercise of the Finder's Special Warrants.

                   See "Plan of Distribution" and "Description of Securities Offered".

Private
Placement:         On October 10, 2001, the Company completed the distribution of 1,834,333 Special Warrants at a subscription price of $0.60 per Special Warrant pursuant to the Private Placement, for gross proceeds of $1,100,600. Each Special Warrant is exercisable, without payment of additional consideration, into one Share and 0.5 Warrant. On the earlier to occur of 5:00 p.m. (Vancouver time) on (a) the fifth business day after the last of the Receipts is issued, and (b) October 10, 2002 (October 5, 2002 for certain Special Warrants), any unexercised Special Warrants will be deemed to have been exercised by the holder.

                   In connection with the Private Placement, the Company paid a cash fee of $28,042 to a finder and issued to the finder 66,766 Finder's Special Warrants. Each Finder's Special Warrant entitles the finder to acquire, without payment of additional consideration, one Finder's Warrant. Each Finder's Warrant entitles the holder to purchase one Cardiome Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003. On the earlier to occur of 5:00 p.m. (Vancouver time) on (a) the fifth business day after the last of the Receipts is issued, and (b) October 10, 2002, any unexercised Finder's Special Warrants will be deemed to have been exercised by the holder.

                   If the Special Warrants and Finder's Special Warrants are exercised prior to the issuance of the Receipts, the Shares and Warrants and the Finder's Warrants will be subject to trading restrictions under applicable securities legislation.

                   If the Receipts are not issued by the Qualification Deadline, each Special Warrant (other than 166,667 Special Warrants issued to one holder) will be exercisable into 1.1 Shares and
                   0.55 Warrant rather than one Share and 0.5 Warrant. See "Plan of Distribution".

Funds
Available:         The Company has, as of December 31, 2001, the following funds available for its use (the "Funds Available"):

                        Net Proceeds collected from sale of
                          Special Warrants (1)                      $   955,558
                        Estimated working capital excluding
                          the above Net Proceeds as of December
                          31, 2001                                  $ 2,106,442
                                                                    -----------

                        Total Funds Available, being estimated
                          working capital as at December 31,
                          2001                                       $ 3,062,000
                                                                     ===========

                   (1) Net of estimated Offering expenses of $145,042, including a cash fee of $28,042 paid by the Company to the finder. See "Plan of Distribution".

Use of
Proceeds:          The Company anticipates using or has used the Funds Available as follows:

                        RSD1235 Project, Phase II trial for IV
                          application (1)                          $1,887,000(3)
                        Patents (2)                                   200,000
                        Working capital to fund ongoing
                          operations and administration               975,000
                                                                   ----------

                        TOTAL:                                     $3,062,000
                                                                   ==========

                   (1) See "Business of the Company - Products Under Development
                       - Current Projects - RSD1235 Project".
                   (2) See "Business of the Company - Patents and Proprietary
                       Protection".
                   (3) Estimated remaining cost as at December 31, 2001, based on the projected cost of $2,300,000 for the Phase II clinical trial.

                   Any proceeds received from the exercise of the Warrants and Finder's Warrants will be added to working capital. See "Use of Proceeds" and "Business of the Company - Stated Business Objectives".

Risk Factors:      An investment in the securities offered under this Prospectus is subject to certain significant risk factors and should be considered highly speculative. Cardiome has no developed or approved products and limited revenues, a history of significant losses and an accumulated deficit; Paralex has a history of operating losses and an accumulated deficit and there is no certainty that Paralex will ever achieve profitability; Cardiome will require additional financing;
                   the market prices for the securities of biotechnology companies are volatile; there are no assurances of regulatory approval and subsequently there will be potential delays in commercializing drugs; there are no assurances of market acceptance of Cardiome's drug candidates; Cardiome has substantial competition; Cardiome is dependent upon key personnel; there are no assurances regarding the licencing of proprietary technology owned by others and patent protection is unpredictable; there is no certainty of successful management of future growth or successful integration of Paralex; upon completion of the Acquisition and Financing, the directors, officers and principal stockholders of the Company will own a significant percentage of the outstanding
                   Cardiome Shares; there is no assurance that the Company will be able to list the Cardiome Shares on a U.S. stock exchange;
                   Cardiome intends to complete a 1:4 share consolidation; there are no assurances of successful manufacturing; there may be delays from non-compliance with Good Manufacturing Practices;
                   there are no assurances of successful marketing of Cardiome's drug candidates; Cardiome is dependent on its ability to enter into and manage future corporate collaborations;
                   Cardiome is subject to exposure from product liability claims; Cardiome may encounter risks associated with the use of hazardous materials; Cardiome will experience uncertainty of product pricing, reimbursement and related matters; the Cardiome Shares are subject to dilution; conflicts of interest may arise; Cardiome has not and does not intend to declare any dividends in the foreseeable future. See "Risk
                   Factors".

Business of the
Company: The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The RSD1122 project focuses on an orally-active agent to treat atrial and ventricular arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and oral chronic therapy. This project is currently in a Phase II clinical trial for intravenous administration. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by selectively blocking a specific ion channel (Kv1.5) found only in atrial tissue.

                   Antiarrhythmia Overview

                   The Company's core therapeutic focus is the research and development of drugs which treat cardiac arrhythmias. There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the lower chamber of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

                   RSD1122 Project

                   RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in a broad range of animal studies modeling an arrhythmia condition. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Cardiome has licensed this project to AstraZeneca AB ( See "Business of the Company - Licenses and Collaborative Research Agreements
                   - AstraZeneca License Agreement"). AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

                   RSD1235 Project

                   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrophysiology impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Cardiome completed its Phase I clinical trial on the IV application of RSD1235 in July 2001. The Phase I clinical trial examined the safety of RSD1235 in humans. Cardiome initiated its Phase II clinical trial on the IV application of RSD1235 in December 2001 and clinical results are anticipated in second half of 2002. This trial is designed to define effective dose for conversion of atrial fibrillation and is designed to define what dosage should be used for the Phase III clinical trial. Subject to successful completion of its Phase II clinical trial on the IV application of RSD1235, and the closing of the Financing (See "Acquisition of Paralex, Inc. - Summary of the Acquisition Agreement - Financing"), the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to be completed by the second half of 2002.

                   Kv1.5 Project

                   The Kv1.5 Project is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

                   Stage of Development

                   For information on the current status of the Company's research and development projects, including the targeted clinical market and the stage of development, reference should be made to disclosure under the heading "Business of the Company - Products Under Development - Current Projects".

                   Over the next two years, it is anticipated that significant advancements will be made in the Company's drug discovery and development projects. In the Company's primary area of research, it is expected that the Company's drug candidate, RSD1235, in the cardiac antiarrhythmic project will be advanced through a Phase II clinical trial on the IV application and a Phase I clinical trial on the oral application of RSD1235. In the Company's Kv1.5 project, it is anticipated that a clinical candidate will be selected and advanced through a clinical toxicology programme.

Acquisition of
Paralex, Inc.      In December 2001, the Company entered into an agreement to acquire all of the outstanding shares of Paralex, Inc.
                   ("Paralex"). Paralex is a private, New York based development
                   -stage bio-pharmaceutical company that has licensed from The
                   Johns Hopkins University ("JHU"), certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO
                   Inhibitors"), for the treatment of congestive heart failure
                   ("CHF"), other cardiovascular disorders and neuromuscular disease. Paralex has also obtained from ILEX Oncology, Inc., an option on rights to the same drug candidate, oxypurinol, for the treatment of gout, a metabolic disease leading to an arthritic condition. Oxypurinol is currently in Phase III clinical testing for the treatment of gout. Oxypurinol has been well studied in humans and is utilized on a compassionate use basis for patients who are allergic to allopurinol, a conventional treatment for gout. The licence allows Paralex to potentially advance its XO Inhibitors for treatment of CHF into Phase II clinical development, using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. The option provides
                   Cardiome with the opportunity to have an approved drug within the next year or two. The Acquisition is subject to a number of conditions including regulatory and shareholder approvals, and completion of concurrent financing of not less than US$10 million. Upon completion of the Acquisition, the Company intends to pursue the development of oxypurinol for the treatment of CHF. See "Acquisition of Paralex, Inc." and
                   "Information Concerning Paralex, Inc."

                      Summary of Pro Forma Financial Information

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the consolidated financial statements of each of Cardiome and Paralex and the consolidated financial statements of Cardiome contained elsewhere in this Prospectus. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome, as though it had occurred as at points in time described in the pro forma consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. The pro forma consolidated balance sheet gives effect to the transactions as though they occurred on August 31, 2001, and the pro forma consolidated statement of operations for the period ended August 31, 2001 gives effect to the Acquisition as at December 1, 2000.


                   Pro Forma Consolidated Statement of Operations Data

================================================================================
                                                               Nine Months Ended
                                                                August 31, 2001
--------------------------------------------------------------------------------
Revenue
   Research collaborative licensing and option fees                $    159,222
   Grant income                                                          88,137
   Interest and other income                                            299,354
     Total:                                                        $    546,713

--------------------------------------------------------------------------------
Expenses
   Research and development expenses                               $  3,996,162
   General and administration expenses                                1,608,319
   Amortization                                                       2,955,765
     Total:                                                           8,560,246
--------------------------------------------------------------------------------
Loss before income taxes                                             (8,013,533)
Deferred income tax recovery                                            210,000
--------------------------------------------------------------------------------
Net Loss for the period                                            $ (7,803,533)
--------------------------------------------------------------------------------
Net loss per Cardiome Share                                               (0.09)
================================================================================

                   Pro Forma Consolidated Balance Sheet Data

================================================================================
                                                           As at August 31, 2001
--------------------------------------------------------------------------------
Assets
   Current assets                                                  $ 19,905,066
   Capital assets                                                       353,354
   Technology, license & patents                                     34,278,922
Total assets:                                                        54,537,342

Deferred revenue                                                      1,386,180
Deferred tax liability                                                2,800,000

Shareholders' Equity
   Share capital                                                     74,319,393
   Contributed surplus                                                1,056,266
   Deficit                                                         $(28,456,177)
   Total shareholders' equity                                        46,919,482
================================================================================

                  Selected Financial Information - Cardiome

The following table sets forth selected consolidated financial data for Cardiome which has been derived from the consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

-----------------------------------------------------------------------------------------------------------------------------------
                                           Nine Month        Nine Month
                                          Period Ended      Period Ended         Year Ended        Year Ended       Year Ended
                                           August 31,        August 31,         November 30,      November 30,     November 30,
                                              2001             2000                2000(2)            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
    licensing and option fees              $    159,222      $     79,495      $     81,448      $    482,876      $    228,767
   Grant income                                  88,137           101,559           135,363            45,810             4,234
   Interest and other income                    299,354           348,140           506,541           258,395           320,286
                                           ------------      ------------      ------------      ------------      ------------
   Total:                                  $    546,713      $    529,194      $    723,352      $    787,081      $    553,287
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                $  3,996,162      $  3,277,579      $  4,732,656      $  3,585,593      $  3,498,787
     expenses
   General and administration                 1,242,742         1,085,729         1,569,044           997,890         1,553,337
     expenses
   Amortization                                 525,761           460,730           917,288           654,918           669,582
                                           ------------      ------------      ------------      ------------      ------------
   Total:                                  $  5,764,665      $  4,824,038      $  7,218,988      $  5,238,401      $  5,721,706
-----------------------------------------------------------------------------------------------------------------------------------
Net Loss for the period                    $ (5,217,952)     $ (4,294,844)     $ (6,495,636)     $ (4,451,320)     $ (5,168,419)

Net loss per Cardiome Share                       (0.13)            (0.12)            (0.17)            (0.16)            (0.19)
Weighted average number of
  outstanding shares(1)                      41,215,848        36,662,998        37,782,044        28,331,730        26,780,674
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                          $  5,027,926                        $ 10,610,052      $  7,042,686
   Capital assets                               353,354                             452,970           461,576
   Technology, license & patents              1,451,235                           2,009,018         2,359,468
Total assets:                                 6,832,515                          13,072,040         9,863,730

Long term liabilities
Deferred revenue                                  7,264                              91,306           220,737
                                              1,386,180                           1,499,598              -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                           Nine Month        Nine Month
                                          Period Ended      Period Ended         Year Ended        Year Ended       Year Ended
                                           August 31,        August 31,         November 30,      November 30,     November 30,
                                              2001             2000                2000(2)            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
   Share capital                             32,235,393                          32,235,393        25,282,040
   Contributed surplus                        1,056,266                           1,056,266              -
   Deficit                                  (28,456,177)                        (22,810,225)      (16,314,589)
   Total shareholders' equity                 4,835,482                          10,481,434         8,967,451
-----------------------------------------------------------------------------------------------------------------------------------

(1) Subsequent to August 31, 2001, Cardiome issued 20,000 Cardiome Shares pursuant to a technology assignment agreement. There are 41,235,848 Cardiome Shares issued and outstanding as of the date of this Prospectus. Upon conversion of the Special Warrants issued pursuant to a private placement completed in October 2001, the number of Cardiome Shares outstanding will be 43,070,181.

(2) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the nine month period ended August 31, 2001.

                     Selected Financial Information - Paralex

The following table sets forth selected financial data for Paralex which has been derived from the financial statements of Paralex prepared in accordance with US GAAP which conforms to Canadian GAAP in all material respects. This financial data should be read in conjunction with Paralex's financial statements and notes thereto and "Information Concerning Paralex Inc. - Selected Financial Information and Management's Discussion and Analysis - Management's Discussion and Analysis".

The following financial data, expressed in United States dollars ("U.S. dollars"), is a summary of Paralex's financial operations during the period from January 26, 2001 (date of incorporation) to November 30, 2001. The following is intended as a summary only and reference is made to the financial statements contained in this Prospectus.


          ===========================================================
                                                      Period Ended
                                                   November 30, 2001
                                                   in U.S. dollars(1)
          -----------------------------------------------------------
          OPERATING DATA
             Revenue                                             Nil

          -----------------------------------------------------------
          Expenses
             General and administration expenses        $    233,982
             Amortization                                      6,452
             Total:                                     $    240,434
          -----------------------------------------------------------
          Net Loss for the period                       $    240,434
          -----------------------------------------------------------
          Basic and diluted loss per Cardiome Share     $       0.06
          -----------------------------------------------------------
          Weighted average number of outstanding
             shares(1)                                     3,710,000
          -----------------------------------------------------------
          BALANCE SHEET DATA
          Assets
             Current assets                             $     23,042
             Other assets                                    354,148
             Total assets:                              $    377,190

          Long term liabilities                              100,000
          Shareholders' Equity
             Share capital                                     4,000
             Deficit                                        (240,434)
                                                        $   (236,434)
          ===========================================================

          (1)  From January 26, 2001 (date of incorporation) to
               November 30, 2001.

                                   GLOSSARY

Where used herein, the following terms shall have the following meanings:

ACE-inhibitors                 Angiotensin converting enzyme inhibitors.

Acquisition                    The acquisition of Paralex by Cardiome as
                               contemplated by the Acquisition Agreement.

Acquisition Agreement          Agreement and Plan of Merger dated as of
                               December 21, 2001 among Cardiome, Cardiome U.S.
                               and Paralex, as amended.

Agent                          Sprott Securities Inc., Cardiome's agent for the
                               Financing.

action potential               Voltage change generated across the membrane of a
                               nerve or muscle cell when the cell is activated by electrical, chemical or mechanical stimuli.

anaesthetics (local)           Drugs which block the transmission of impulses.

analogue A compound which is derived from another by chemical modifications.

antiarrhythmic                 An agent which has the ability to decrease the
                               incidence of arrhythmia.

arrhythmia                     An abnormal electrical signal in the heart, or an
                               abnormal heart beat resulting from such a signal.

atrial arrhythmia              Arrhythmia in the atria of the heart.

atrial fibrillation            An arrhythmia in which the atria, instead of
                               intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate.

Board                          Cardiome's board of directors.

Business Day                   Any day, other than Saturday, Sunday and a
                               statutory holiday in the Province of British
                               Columbia.

Cardiome                       Cardiome Pharma Corp.

Company                        Cardiome Pharma Corp.

Cardiome Shareholders          Holders of Cardiome Shares.

Cardiome Shares                Common shares in the capital of Cardiome.

Cardiome U.S.                  Cardiome, Inc., a wholly owned subsidiary of
                               Cardiome formed for the purpose of completing the Acquisition.

CHF                            Congestive heart failure.

Commissions                    The British Columbia and Ontario Securities
                               Commissions.

CUP                            Compassionate use program.

Effective Time                 The time the Acquisition is effective.

EPO                            European Patent Office.

FDA                            The Food & Drug Administration of the United
                               States of America.

enantiomer                     Molecules of the same compound that exist in two
                               different structural forms. The structures are asymmetric, or mirror images of each other.

Expiry Date                    5:00 p.m. (Vancouver time) on the earlier of the
                               fifth business day following the Receipt Date and October 10, 2002 (October 5, 2002 for certain
                               Special Warrants).

fibrillation                   A small, local involuntary contraction of muscle.

Financing                      An offering of equity securities of Cardiome to
                               raise gross proceeds of at least US$10 million.

Good Manufacturing             Regulations to which the Company's pharmaceutical
Practices or GMP               products will be subject, prescribed by the FDA
                               in the United States, the HPB in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured.

HPB                            The Health Protection Branch of Health & Welfare
                               Canada.

ILEX                           ILEX Oncology, Inc.

ILEX Licence                   The Licence and Option Agreement dated December
                               19, 2001 between Paralex and ILEX pursuant to which Paralex acquired the rights to the ILEX
                               Technology.

ILEX Technology                The technology acquired by Paralex pursuant to
                               the ILEX Licence. See "Information Concerning
                               Paralex, Inc. - Intellectual Property - ILEX
                               Licence".

IND Investigational new drug application which must be submitted to the FDA and must become effective before human clinical trials commence.

ion channels                   Specialized pores in the membrane of cells which
                               assist in controlling and transferring electrical impulses, called action potentials, in the cell.

ischemia Deficiency of oxygenated blood in a part of a body, usually due to functional constriction or actual obstruction of a blood vessel.

ischemic tissue                Tissue where blood supply is inadequate for its
                               requirements for oxygen, nutrients and removal of metabolic by-products.

IV                             Intravenous.

JHU                            The Johns Hopkins University.

Johns Hopkins Licence          The Licence Agreement dated April 18, 2001
                               between Paralex and JHU pursuant to which Paralex acquired certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of CHF and other cardiovascular disorders.

Marban Agreement               The Consulting Agreement entered into in May 2001
                               but dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc. pursuant to which Paralex will acquire the services of Dr.
                               Eduardo Marban.

Meeting The extraordinary general meeting of Cardiome Shareholders to be held at the Aspen Room of the Four Seasons Hotel, Vancouver, British Columbia at 11:00 a.m. (Vancouver time) on February 15, 2002 for the purpose of approving the Acquisition and the other matters proposed by management for approval at the Meeting.

myocardial infarction          Death of part of the heart muscle which usually
                               occurs in the region of the heart where blood flow has been stopped, commonly referred to as a heart attack.

NDA New drug application which must be submitted to the FDA and approved prior to commercial sale or shipment of a new drug.

nociceptor                     Pain receptors at peripheral nerve endings that
                               detect noxious stimuli.

nociblocker                    An agent which blocks or inhibits the nociceptor.

Offering The distribution of the Shares and Warrants issuable upon exercise of the Special Warrants and the Finder's Warrants upon exercise of the Finder's Special Warrants pursuant to this Prospectus.

OOPD                           Office of Orphan Products Development of the FDA.

Orphan Drug                    A category of drug for treating diseases and
                               conditions considered rare in the United States, where no other form of patent protection is available; typically a drug that is in common use in another indication.

Orphan Drug Designation        Drug designated by the FDA as a drug for a rare
                               disease or condition.

Orphan Drug Exclusivity        Orphan drug qualifies for marketing exclusivity.

Paralex                        Paralex, Inc.

Paralex Shareholders           Holders of Paralex Shares.

Paralex Shares                 Shares of common stock in the capital of Paralex.

Paramount                      Paramount Capital, Inc.

pathology                      The structural and functional manifestations of
                               disease.

pathology targeting            Developing drugs based on the pathological
                               conditions of a disease rather than based on a specific molecular target.

PCT                            Patent Cooperation Treaty.

pharmacology                   The science that deals with the origin, nature,
                               chemistry, effects, and uses of drugs.

Phase I clinical trials        The initial introduction of a product into human
                               subjects. The compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

Phase II clinical trials       Involves studies in a limited patient population
                               to (i) determine the efficacy of the product for specific targeted indications;(ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks.

Phase III clinical trials      Undertaken to further evaluate clinical efficacy
                               of the product and to further test for its safety within an expanded population at geographically dispersed clinical study sites.

proarrhythmic                  Inducing or aggravating arrhythmia.

pre-clinical studies           Includes pharmacological and efficacy testing in
                               animals, toxicology testing and formulation work based on in vitro results.

Private Placement              The private placement completed by the Company
                               which resulted in the issuance of the Special
                               Warrants and Finder's Special Warrants.

psychogenic                    Produced or caused by psychic or mental factors
                               rather than organic factors.

Qualification Deadline         February 7, 2002 (February 2, 2002 for certain
                               Special Warrants).

Receipts Receipts issued by the Commissions for this Prospectus.

Receipt Date                   The date on which Receipts for this Prospectus
                               have been issued by the Commissions.

Share Consolidation            The proposed consolidation of the issued and
                               authorized share capital of Cardiome on a one new share for four old shares basis.

Sudden Cardiac Death           The term applied to those patients who, during
(or "SCD)                      the onset of a heart attack, abruptly die due to
                               the sudden onset of ventricular fibrillation.

tachycardia                    Rapid beating of the heart, usually referring to
                               a heart rate exceeding 100 beats per minute.

therapeutic index              Experimental index of the relative safety of a
                               compound.

TPD The Canadian Therapeutic Products Directorate (Canadian enforcement of Food and Drug Act).

TSE                            The Toronto Stock Exchange.

ventricles                     The lower chambers of the heart, where the
                               majority of the muscular pumping action of the heart takes place.

ventricular arrhythmia         Arrhythmia in the ventricles of the heart.

ventricular fibrillation       A form of ventricular arrhythmia most often
                               associated with SCD where the associated electrical activity results in a complete cessation of the pumping of blood by the heart.

ventricular myocardium         Middle layer of heart wall composed of cardiac
                               muscle.

ventricular tachycardia        An arrhythmia originating in the ventricles of
                               the heart where aberrant electrical activity is triggering the heart to beat much too frequently;
                               this often prevents proper blood circulation, resulting in fainting and possibly death.

xanthine oxidase               An enzyme that degrades a particular mammalian
                               protein, xanthine oxide, which is important to human heart function.

XO                             Xanthine oxidase.

XO Inhibitor                   Xanthine oxidase inhibitor.

                                THE COMPANY

The Company was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs. The address of the head office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

The Company owns 100% of the issued and outstanding shares of the following three subsidiaries: Rhythm-Search Developments Ltd. ("Rhythm-Search"), is a private company incorporated pursuant to the Company Act (British Columbia) on February 12, 1992. See "Business of the Company - Acquisitions - Acquisition of Rhythm-Search Developments Ltd.". Atriven Cardiology Corp. (formerly 3629490 Canada Inc.) ("Atriven"), is a private company incorporated pursuant to the Canada Business Corporations Act on November 30, 1999. Cardiome, Inc. is a private company incorporated pursuant to the Delaware General Corporation Law on November 9, 2001. The Company's business activities were previously carried out by Rhythm-Search. Neither Rhythm-Search, Atriven nor Cardiome, Inc. carries on business activities independent of the Company's business.

                         BUSINESS OF THE COMPANY

Overview

The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The Company is currently working on three projects designed to prevent or treat atrial and ventricular arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for IV administration in a hospital setting and oral chronic therapy. This project is currently in a Phase II clinical trial for intravenous administration. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by selectively blocking a specific ion channel (Kv1.5) found only in atrial tissue.

In December 2001, the Company entered into an agreement to acquire all of the outstanding shares of Paralex, Inc. ("Paralex"). Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO Inhibitors"), for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Paralex has also obtained from ILEX, an option on rights to the same drug candidate, oxypurinol, for the treatment of gout, a metabolic disease leading to an arthritic condition. Oxypurinol is currently in Phase III clinical testing for the treatment of gout. Oxypurinol has been well studied in humans and is utilized on a compassionate use basis for patients who are allergic to allopurinol, a conventional treatment for gout. The licence allows Paralex to potentially advance its XO Inhibitors for treatment of CHF into Phase II clinical development, using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. The option provides Cardiome with the opportunity to have an approved drug within the next year or two. The Acquisition is subject to a number of conditions including regulatory and shareholder approvals and completion of a concurrent financing of not less than US$10 million. Upon completion of this Acquisition, the Company intends to pursue the development of oxypurinol for the treatment of CHF. See "Acquisition of Paralex, Inc." and "Information Concerning Paralex, Inc."

Drug Discovery Approach

The Company's approach to cardiac drug discovery is based on the specific steps outlined below.

Novel Idea
----------

Cardiome addresses major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of Cardiome's projects as well as those of its competitors. Such novel ideas may come from within Cardiome, from its network of scientific collaborators, or from other sources. The key element of this activity is to select a novel molecular target which, if "hit" by a particular compound, will positively impact on the disease to which it is linked.

Pathology Targeting
-------------------

Because novel molecular targets can involve significant risk that hitting the target may not have the desired impact on the specified disease state, Cardiome places high importance on early testing of its drug candidates against sophisticated animal models of the specified disease state. This activity complements in-vitro testing of drug candidates to determine their affinity and specificity for the selected target. Cardiome has a highly developed capability in regard to such in-vivo testing of its drug candidates. Cardiome has developed in-vitro cell-based screens for measuring the impact of its ion-channel blocking drugs. These in-vitro screens provide timely and cost-efficient information prior to the in-vivo testing of Cardiome's compounds.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, Cardiome uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. Cardiome then synthesizes and screens analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

Business Strategy

Cardiome's business strategy is based around several important principles which guide the Company's activities.

Core Expertise
--------------

Cardiome focuses on drugs which treat cardiac diseases and conditions. By focusing its efforts in this way, Cardiome has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore likely to result in a drug which impacts a specific disease state.

Discovery and Development
-------------------------

Cardiome undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Cardiome to pursue internally generated discovery projects as well as in-licensed later-stage projects.

Multiple Projects
-----------------

A central principle of Cardiome's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors".
Cardiome emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables Cardiome to source projects both internally and externally, for a more diverse selection of projects.

External Resources
------------------

Cardiome operates as a "semi-virtual" research organization, intending to reduce internal operating expenses so as to allow Cardiome flexibility and to maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary generalist skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing.

Collaboration Strategy
----------------------

Cardiome's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Cardiome will seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required in the FDA in Canada by the TPD, and drug regulatory agencies in other countries.

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Development of the Business

Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia for antiarrhythmic uses. Until 2001, Cardiome was also developing this technology for local anaesthetic uses. In addition, Cardiome acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late
2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). See "Business of the Company - Products Under Development - Previous Projects". In January 2001, the Company narrowed its focus to the cardiac area and has since allocated all of its resources to its three current arrhythmia projects. In December 2001, Cardiome entered into the Acquisition Agreement to acquire Paralex.

Stated Business Objectives

The Company expects to use the Funds Available to accomplish the following business objectives over the next two years:

(1) further advance its drug candidate RSD1235 through clinical trials in order to proceed towards commercialization; and

(2) maintain and expand its patent portfolio in order to protect the Company's proprietary work on research and development of compounds.

Milestones

The following are the targeted milestones relating to the Company's stated business objectives shown above:

Advancement of RSD1235:

The Company plans to complete a Phase II clinical trial on the IV application of RSD1235 to demonstrate the drug's safety in humans. This objective is expected to be achieved in the second half of 2002 at an estimated cost of $2,300,000. The Company has incurred approximately $413,000 as at December 31, 2001, and the remaining estimated costs of $1,887,000 will be financed from the Funds Available.

Subject to the successful completion of the above Phase II trial and closing of the Financing (see "Acquisition of Paralex, Inc. - Financing"), the Company plans to complete a Phase I clinical trial on the oral application of RSD1235 to demonstrate the drug candidate's efficacy in humans. The estimated cost associated with this Phase I trial is $800,000. The Company anticipates that this Phase I trial would be completed by the second half of 2002.

Patent Portfolio:

The Company plans to prepare and file required provisional patent applications, non-provisional patent applications and patents on a regional and global basis to protect current research and development work. The Company also plans to maintain current patent applications and patents on a regional and global basis. The estimated cost of patent applications, maintenance and prosecution over the next twelve months is $200,000.

Products Under Development

Ion Channel Focus

Cardiome's research and development strategy is mainly based upon the utilization of its expertise in the field of ion channels. Cardiome focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

Ion channels are cell membrane spanning proteins which permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

Cardiome's cardiac drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.



                            Ion channel        Ion channel
                               Closed              Open


                    [GRAPHIC OMITTED]       [GRAPHIC OMITTED]





                                     Figure 1.
                     Voltage-gated ion channel showing structure

Many different types of ion channels - more than 50 - have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of such ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Many important current drugs mediate ion channel activity, either directly by blocking firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

Another example of ion channel modulators used therapeutically is the Company's antiarrhythmic project. The mechanism of action of the Company's drug candidate is mixed sodium and potassium channel modulation. In effect, the drug candidates bind to a site associated with the ion channel which causes the ion channel to close.

Current Projects

Cardiome's current drug discovery and development efforts target cardiac arrhythmia. Because the market opportunity in the cardiac arrhythmia area is very large and is relatively high risk, the Company has three projects underway in this therapeutic area.

The following chart summarizes Cardiome's current projects, including the targeted clinical market and the stage of development.

==================================================================================================
Product Candidate      Therapeutic Focus               Stage of Development            Partner
--------------------------------------------------------------------------------------------------
RSD1122           Atrial and Ventricular Arrhythmia   Pre-clinical (1)             AstraZeneca(2)
--------------------------------------------------------------------------------------------------
RSD1235           Atrial Arrhythmia                   Phase II clinical trial (3)  Unpartnered(4)
--------------------------------------------------------------------------------------------------
Kv1.5             Atrial Arrhythmia                   Pre-clinical (1)             Unpartnered(4)
==================================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company or its collaborative partner can apply for regulatory approval to market the product. See "Business of the Company - Regulatory Environment".

(2) AstraZeneca will carry out and fund all of the further research and development on this product candidate. See "Business of the Company - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement".

(3) Phase II clinical trials include testing in a limited patient population to determine efficacy, optimal dosage and adverse effects of the drug in humans. See "Business of the Company - Regulatory Environment". The Company commenced a Phase II clinical trial on the IV application of RSD1235 in December 2001. Subject to successful completion of this trial and closing of the Financing, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002.

(4) The Company is currently conducting its own research and development on these product candidates. However, the Company does not plan to develop an in-house marketing or manufacturing capability. As part of its business strategy, the Company will seek collaborative partners to spearhead late-stage development and marketing of these product candidates. See "Business of the Company - Overview - Business Strategy - Collaborative Strategy."

Antiarrhythmia Overview
-----------------------

Cardiac arrhythmia are abnormal rhythms of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

I.   Ventricular Arrhythmia

Ventricular tachycardia and ventricular fibrillation are two types of life threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 225,000 people die annually from SCD due to ventricular arrhythmia (American Heart Association, 2000 Heart & Stroke Statistical Update).

Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.







                [GRAPHIC OMITTED]                [GRAPHIC OMITTED]



                   Normal Heart                    Ischemic Heart


                                 Figure 2.
   Normal electrical conduction in the heart vis-a-vis conduction in ischemic tissue

Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Cardiome's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

II.   Atrial Fibrillation Antiarrhythmia

Atrial fibrillation is a condition affecting the upper chambers of the heart. This condition is common but not acutely life-threatening. The main danger from atrial fibrillation arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Approximately, 6.2 million individuals in the developed world suffer occasionally or chronically from atrial arrhythmias (Decision Resources, Pharmacor Study, 2000).

Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life threatening side effects. Unlike current drugs used to treat atrial arrhythmia. Cardiome's drug candidates for atrial fibrillation selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Company has successfully developed two antiarrhythmic clinical candidates, RSD1122 and RSD1235, and intends to expand its drug candidate pipeline through its Kv1.5 project.

RSD1122 Project
---------------

RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in a broad range of animal studies modeling an arrhythmia condition. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Cardiome has licensed this project to AstraZeneca. See "Business of the Company - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

RSD1235 Project
---------------

RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrophysiology impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical animal studies have confirmed that RSD1235 also has significant oral bioavailability. Cardiome completed its Phase I clinical trial of the IV application of RSD1235 in July 2001. The Phase I clinical trial examined the safety of RSD1235 in humans. Cardiome initiated its Phase II clinical trial on the IV application of RSD1235 in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated at $2,300,000. The Company has incurred approximately $413,000 as at December 31, 2001, and the remaining cost of $1,887,000 which will be financed from Funds Available. See "Use of Proceeds". Subject to successful completion of its Phase II clinical trial on the IV application of RSD1235, and the closing of the Financing (see "Acquisition of Paralex, Inc.") the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to be completed by the second half of 2002 at an estimated cost of $800,000.

Kv1.5 Project
-------------

The Kv1.5 Project is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Previous Projects

In January 2001, the Company refocused its business on the cardiac area and at that time discontinued work in all areas other than its three arrhythmia projects. In its past three fiscal years, the Company worked on four non-cardiac projects. The Company plans to seek collaborative partners for these projects and any further research studies would be contingent upon partnering of these projects. A short description of each of these projects is set out below.

Cough Project
-------------

Coughing is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such acute unproductive cough may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in extreme cases.

Many individuals suffer from episodes of acute unproductive cough. No satisfactory non-narcotic treatments have been developed for this type of cough. Aerosolized Lidocaine (a local anaesthetic) may be used clinically to create numbness in the lungs which somewhat lessens the coughing compulsion. For extreme cases, aerosolized or systemic morphine is used. However there are a number of side effects associated with morphine use including addiction, constipation, and respiratory depression.

Through past work by Cardiome collaborators and contract research partners, Cardiome has identified a series of compounds, which are effective against cough in an animal model of cough. The molecules appear to work through selective blockade of a specific subset of the nerve fibres which serve the pulmonory and bronchial areas of the body. No other drugs have been shown to have this particular effect. In December 2000, the Company completed its Phase II (a) clinical trial on its clinical candidate CP1 and concluded that CP1 did not show a statistically significant inhibition of cough. Subsequent to the completion of the Phase II (a) trial, the Company discontinued its internal work on this project.

RSD921 Local Anaesthetic Project
--------------------------------

Local anaesthetic drugs work by reversibly interrupting the conduction of impulses in peripheral nerves. Local anaesthetics can be applied directly on the skin and mucous membranes for superficial surgery, or be used to block pain impulses by means of injection near the nerve tracts or spinal cord, preventing the pain signal from being relayed to the central nervous system.

Cardiome has assembled extensive pre-clinical and clinical data, which indicate that the Company's proprietary compound, RSD921, is an attractive local anaesthetic, featuring rapid onset and an attractive safety profile. Cardiome completed a successful Phase II clinical trial in 1998 providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. Cardiome has discontinued its internal work on this project because of the competitive market environment of this therapeutic area and the Company's recent strategic refocus on the cardiac area.

Pro-Erectile Project for Sexual Dysfunction
-------------------------------------------

Erectile dysfunction ("ED") is a common condition with an incidence estimated at 90 million men worldwide. Given the link of aging and diabetes to ED, the incidence is expected to continue to rise as the population ages and the incidence of diabetes increases. Of the approximately 28 million men in the United States suffering from ED, 80-90% have "some organic component" to their dysfunction. The remaining 10-20% have ED resulting from purely psychogenic causes. It is believed by researchers in the area, however, that the majority of ED sufferers have both organic and psychogenic components to their dysfunction (Scrip Reports: New Treatments for Erectile Dysfunction, 1998).

The Company has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in preclinical in-vivo studies. A detailed investigation has been undertaken by Cardiome which has indicated the likely mechanism of action. Cardiome has discontinued its internal work on this project due to its recent strategic refocus on the cardiac area.

The Nociblocker Project
-----------------------

Cardiome at an earlier time has investigated certain compounds which appeared to block initiation of the pain signal rather than propagation of the signal. The Company discontinued its work on this nociblocker project in early 1999.

Potential Markets

Introduction

Cardiome focuses on developing proprietary drugs to treat or prevent cardiac diseases, with current emphasis on cardiac arrhythmia. Cardiome's projects are in relatively early stages of development. Products that may result from the Company's research and development projects are not expected to be commercially available for a number of years, if at all. See "Risk Factors - The Company has no developed or approved products". Therefore, any discussion of a market for Cardiome's products is of a very preliminary nature.

The broad category of cardiovascular disease (CVD) includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on the total world wide sales of approximately $70 billion in 1999 (Decision Resources, Pharmacor Study, 2000). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of Canadians diagnosed with heart disease and stroke over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2000 News Release). This demand will far surpass existing health care resources and facilities.

The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Current Antiarrhythmic Sales Market

The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Drugs to counter atrial fibrillation, one specific type of arrhythmia, drive antiarrhythmic prescribing patterns. The market for all prescribed antiarrhythmics, excluding anticoagulants, totaled $1.4 billion in 1999 (Decision Resources, Pharmacor Study, 2000). Of this amount, $1.1 billion was prescribed for atrial arrhythmia, while ventricular arrhythmia accounted for $0.3 billion.

While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. Current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and meta analysis for example, have shown other drugs to be proarrhythmic. Because of the dangerous side effects associated with these drugs, they are prescribed in only one out of every three cases where they may be applicable.

Projected Sales Market

The total market for a safe and effective antiarrhythmic therapy, excluding anticoagulants, is approximately $1.7 billion (Decision Resources, Pharmacor Study, 2000). Aging populations in major markets worldwide -and the increasing pharmacotherapy needs that will accompany them -will contribute to growth significantly beyond this level.

Competition

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors - Substantial Competition". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. See "Risk Factors - Substantial Competition".

However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. Cardiome seeks to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Cardiome's competitive advantage lies in its experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology and its ability to develop relevant in vitro and in vivo models for specific pathologies. See "Business of the Company - Overview - Drug Discovery Approach".

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately US$900 million (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG; 3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and Proctor & Gamble). Many drugs are currently sold in this marketplace, and several new products are in the development phase. To the best of the Company's knowledge only one other company (Aventis Pharma) is working in the area of ischemia-targeted antiarrhythmic drugs.

Patents and Proprietary Protection

Cardiome considers its patent portfolio as one of the key value contributors to its business; therefore, the Company devotes a substantial amount of resources each year to maintaining and augmenting its patent portfolio. The Company plans to spend $200,000 on its patent portfolio over the next twelve months. See "Use of Proceeds". The Company's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents, Cardiome also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position.
It is Cardiome's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Cardiome or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

As of November 30, 2001, the Company holds rights to 102 patents or patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by the Company. To date, nine patents have been issued in the United States and other jurisdictions. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The Company is required to pay milestone payments and royalties for the 11 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia. Of these, two US patents have been licensed under the UBC License Agreement described below under "Business of the Company - Licenses and Collaborative Research Agreements
- UBC License Agreement and UBC Research Agreement". The Company has no royalty obligations associated with any of the remaining of 91 patents or patent applications in its portfolio.

Regulatory Environment

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices ("GMP") during production. In the United States, these activities are subject to rigorous regulation by the FDA and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Canadian Therapeutic Products Directorate ("TPD").

The success of Cardiome and, upon completion of the Acquisition, Paralex, is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with world-wide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, Cardiome or Paralex may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow Paralex and Cardiome to make cost effective developmental decisions in a timely fashion.

The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

(a) pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

(b) submission of an investigational new drug ("IND") application, which must become effective before human clinical trials commence;

(c) Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

(d) Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

(e) Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

(f) the submission of a NDA to the government authorities in the United States, or a new drug submission ("NDS") in Canada; and

(g) FDA approval of an NDA and the Health Protection Branch of Health & Welfare Canada ("HPB") approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product Licence Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. Cardiome may partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products which may be developed.

Licenses and Collaborative Research Agreements

AstraZeneca License Agreement

Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000. The Company could be entitled to additional payments totalling US$20,000,000 (assuming certain specified milestones relating to clinical trials and regulatory approval are achieved and assuming NDA approval is received for an additional indication), as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

Antalium Collaborative Research and License Agreement

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company on or before May 31, 2002. As at January 29, 2002, Antalium has not selected any test compound. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

UBC License Agreement and UBC Research Agreement

By agreement dated February 12, 1992, the Company acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 Cardiome Shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 Cardiome Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Cardiome Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

The Company is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at November 30, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Company does not have any rights in any intellectual property arising from such research.

In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2001, all fully paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive world-wide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

MacLeod and Quastel Agreement

By agreement dated November 19, 1997 (the "Macleod and Quastel Agreement") entered into between the Company and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The Macleod and Quastel Agreement provides that the Company will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2001, all fully paid). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a nociblocker compound licensed to the Company under the Macleod and Quastel Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a nociblocker compound licensed by the Company under the Macleod and Quastel Agreement. The Macleod and Quastel Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2001, minimum financial commitment satisfied). The Company does not currently devote any resources to research on the nociblocker or cough projects, other than to maintain patents.

The consideration payable under the Macleod and Quastel Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

Acquisitions

Cardiome is actively seeking access to other technologies that will enable it to obtain competitive advantages and accelerate product development. The Company's strategy is to acquire licenses only for those technologies which Cardiome believes will add demonstrable value to its cardiac technology portfolio. Certain key technologies utilized by the Company have been obtained under licenses described below. Cardiome expects to rely on these licenses for the development of certain key product candidates.

Acquisition of Rhythm-Search

Rhythm-Search is a wholly-owned subsidiary of the Company, of which a 50% interest was acquired in 1992 for $300,000 in cash and the remaining 50% interest was acquired in 1995 pursuant to a share exchange agreement among the Company, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE.

The Company paid $3 million for the acquisition by the issuance of 3,000,000 Cardiome Shares to MBE for the remaining 50% of Rhythm-Search.

Prior to the acquisition, Rhythm-Search was a privately held company involved in drug discovery and development of new antiarrhythmic drugs and novel analgesic drugs. The value of the outstanding shares of Rhythm-Search was determined by the estimated fair value of the assets and liabilities of Rhythm-Search at the time the interests were acquired.

Acquisition of Paralex, Inc.

See "Acquisition of Paralex, Inc." herein.

Directors and Officers

The following is a summary of information for each director, officer, employee and contractor whose expertise is critical to the Company and its subsidiaries, Rhythm-Search and Atriven. Each person listed has entered into an agreement with the Company which includes non-disclosure provisions.

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director

Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search. Dr. Walker is a member of the Corporate Governance Committee, the Compensation Committee and the Nomination Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director

Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for DBA Telecom Inc. in 1994, and was a director of SFG Technology Inc. and Stressgen Biotechnologies Corp, both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Rieder received his M.B.A. from the University of Western Ontario.

Alan M. Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director

Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product-driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Clive Peter Page, Ph.D. - Director

Dr. Page has been a director of the Company since January 16, 1996. Dr. Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director

Mr. Mallet has been a director of the Company since January 16, 1996. Currently a consultant, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director

Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Since May
1999, Dr. Bain has been President and CEO and a director of Immune Network Ltd. Dr. Bain was previously Chairman and CEO of BC Research Inc. and served on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Oh Kim Sun - Director

Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad
(CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is a Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Darrell Elliott - Director

Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. From 1989 to 1998, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Inc., Chromos Molecular Systems Inc., Discovery Therapeutics Inc., Stressgen Biotechnologies Corp., Neuromed Technologies Inc., Protiva Biotherapeutics Inc., Synapse Technologies Inc., Star Biotech Inc. (formerly Biostar Inc.). Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President Research

Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD, the equivalent of the US FDA. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Christina Yip, CMA - Corporate Secretary, Acting Chief Financial Officer and Director of Finance & Administration

Ms. Yip has been Corporate Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Acting Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

Board Committees

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

Corporate Governance Committee

The Board has created a Corporate Governance Committee which is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company.

The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Michael J. Walker. The majority of these members is outside and unrelated directors.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Board has established a Compensation Committee which is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Scientific Advisory Board

Management receives guidance from a Scientific Advisory Board ("SAB"), presently composed of the following members:

Peter John Barnes, MA, DM, DSc, FRCP

Dr. Barnes is a professor of Thoracic Medicine and Director of the Department of Thoracic Medicine at the National Heart and Lung Institute (London, U.K.). He is also the Chairman of Respiratory Sciences at the Imperial College School of Medicine and is a Consultant Physician to the Royal Brompton Hospital in London. Dr. Barnes has published over 600 peer reviewed papers of his own and now serves on the Editorial Boards of numerous medical and pharmacological journals including the New England Journal of Medicine. Dr. Barnes is an Associate
Editor of the American Journal of Respiratory and Critical Care Medicine, was an Associate Editor for the European Respiratory Journal and the British Journal of Clinical Pharmacology, and served as the Editor for Pulmonary Pharmacology.

Gunnar Aberg, Ph.D.

Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

Joel Morganroth, M.D., F.A.C.C., F.A.C.P.

Dr. Morganroth is currently the Chief Executive Officer of Premier Research Worldwide. Dr. Morganroth holds teaching positions at the University of Pennsylvania School of Medicine and the Jefferson Medical College of Thomas Jefferson University, has published more than 300 scientific papers in the field of cardiology and has edited 23 books on cardiology and antiarrhythmic drugs. Dr. Morganroth also has played a role in a number of major multicenter clinical trials including the CAST trial which assesses the therapeutic value of therapeutic antiarrhythmics.

Stanley Nattel, M.D.

Dr. Nattel obtained BSc (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

Employees

As of November 30, 2001, the Company has 32 full-time employees, 26 of which are employed in research and development and six of which are engaged in administration. Of the 26 engaged in research and development, 15 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Company's employees are subject to collective bargaining agreements.

The Company believes its current capacity is sufficient to meet its current business objectives.

The Company operates as a "semi-virtual" organization. "Semi-virtual" is a term used to describe an organization that adopts, in part, the concept of a "virtual" organization, i.e. an organization that operates without any physical infrastructure and with consultants and contractors in place of employees. A semi-virtual organization operates with a minimum set of core staff and minimal physical infrastructure, contracting out a large part of the non-essential business activities. Given the small, core team of scientists and staff maintained by the Company, a significant amount of the specialized work required by the Company for its projects is contracted out. See "Business of the Company
- Overview - Business Strategy - Collaboration Strategy".

The Company has a Scientific Advisory Board which it uses to assist it in analysing its product candidates. See "Directors and Officers - Scientific Advisory Board".

Facilities

The Company, Rhythm-Search and Atriven currently lease 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 36 months ending on March 31, 2002. The Company may, at its option, extend the term of the lease for an additional three 24-month periods. Annual lease payments were $237,000 per annum until June 30, 2000, after which time the lease payments increased to $254,000 per annum.

Summary and Analysis of Financial Operations

Annual Information

The following table sets forth selected consolidated financial data for Cardiome which has been derived from the consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

-----------------------------------------------------------------------------------------------------------------------------------
                                           Nine Month        Nine Month
                                          Period Ended      Period Ended         Year Ended        Year Ended       Year Ended
                                           August 31,        August 31,         November 30,      November 30,     November 30,
                                              2001             2000                2000(2)            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
    licensing and option fees              $    159,222      $     79,495      $     81,448      $    482,876      $    228,767
   Grant income                                  88,137           101,559           135,363            45,810             4,234
   Interest and other income                    299,354           348,140           506,541           258,395           320,286
                                           ------------      ------------      ------------      ------------      ------------
   Total:                                  $    546,713      $    529,194      $    723,352      $    787,081      $    553,287
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                $  3,996,162      $  3,277,579      $  4,732,656      $  3,585,593      $  3,498,787
     expenses
   General and administration                 1,242,742         1,085,729         1,569,044           997,890         1,553,337
     expenses
   Amortization                                 525,761           460,730           917,288           654,918           669,582
                                           ------------      ------------      ------------      ------------      ------------
   Total:                                  $  5,764,665      $  4,824,038      $  7,218,988      $  5,238,401      $  5,721,706
-----------------------------------------------------------------------------------------------------------------------------------
Net Loss for the period                    $ (5,217,952)     $ (4,294,844)     $ (6,495,636)     $ (4,451,320)     $ (5,168,419)

Net loss per Cardiome Share                       (0.13)            (0.12)            (0.17)            (0.16)            (0.19)
Weighted average number of
  outstanding shares(1)                      41,215,848        36,662,998        37,782,044        28,331,730        26,780,674
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                          $  5,027,926                        $ 10,610,052      $  7,042,686
   Capital assets                               353,354                             452,970           461,576
   Technology, license & patents              1,451,235                           2,009,018         2,359,468
Total assets:                                 6,832,515                          13,072,040         9,863,730

Long term liabilities
Deferred revenue                                  7,264                              91,306           220,737
                                              1,386,180                           1,499,598              -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                           Nine Month        Nine Month
                                          Period Ended      Period Ended         Year Ended        Year Ended       Year Ended
                                           August 31,        August 31,         November 30,      November 30,     November 30,
                                              2001             2000                2000(2)            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
   Share capital                             32,235,393                          32,235,393        25,282,040
   Contributed surplus                        1,056,266                           1,056,266              -
   Deficit                                  (28,456,177)                        (22,810,225)      (16,314,589)
   Total shareholders' equity                 4,835,482                          10,481,434         8,967,451
-----------------------------------------------------------------------------------------------------------------------------------

(1) Subsequent to August 31, 2001, Cardiome issued 20,000 Cardiome Shares pursuant to a technology assignment agreement. There are 41,235,848 Cardiome Shares issued and outstanding as of the date of this Prospectus. Upon conversion of the Special Warrants issued pursuant to a private placement completed in October 2001, the number of Cardiome Shares outstanding will be 43,070,181.

(2) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the nine month period ended August 31, 2001.

Quarterly Information - Fiscal 2000

The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 2000.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 2000 August 31, 2000   May 31, 2000   February 29, 2000
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $        1,954   $         -      $         -      $       79,494
   Grant income                                        33,803           32,060           55,000           14,500
   Interest and other income                          158,401          203,762           66,479           77,899
                                               --------------   --------------   --------------   --------------
   Total:                                      $      194,158   $      235,822   $      121,479   $      171,893

------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,455,077   $    1,501,382   $      915,941   $      860,256
     expenses
   General and administration                         483,315          331,367          446,555          307,807
     expenses
   Amortization                                       456,558          165,704          161,365          133,661
                                               --------------   --------------   --------------   --------------
   Total:                                      $    2,394,950   $    1,998,453   $    1,523,861   $    1,301,724
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (2,200,792)  $   (1,762,631)  $   (1,402,382)  $   (1,129,831)

Net loss per Cardiome Share                    $        (0.06)  $        (0.04)  $        (0.04)  $        (0.03)
Weighted average number of
  outstanding shares                               37,782,044       38,861,837       35,073,412       35,407,992
------------------------------------------------------------------------------------------------------------------

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

Quarterly Information - Fiscal 1999

The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 1999.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 1999 August 31, 1999   May 31, 1999   February 28, 1999
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $         -      $         -      $      204,430   $      278,446
   Grant income                                        12,750            9,000            8,400           15,660
   Interest and other income                          104,198           47,652           50,549           55,996
                                               --------------   --------------   --------------   --------------
   Total:                                      $      116,948   $       56,652   $      263,379   $      350,102
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,051,300   $      839,416   $      916,804   $      778,073
     expenses
   General and administration                         253,407          264,512          285,083          194,888
     expenses
   Amortization                                       164,253          160,113          166,074          164,478
                                               --------------   --------------   --------------   --------------
   Total:                                      $    1,468,960   $    1,264,041   $    1,367,961   $    1,137,439
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (1,352,012)  $   (1,207,389)  $   (1,104,582)  $     (787,337)

Net loss per Common Share                      $        (0.05)  $        (0.04)  $        (0.04)  $        (0.03)

Weighted average number of
  outstanding shares                               28,331,730       28,083,966       27,939,966       27,673,299
==================================================================================================================

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

Management Discussion and Analysis

Nine Months Ended August 31, 2001 Compared to Nine Months Ended August 31, 2000

The Company incurred a net loss of $5,217,952 ($0.13 per share) for the nine months ended August 31, 2001 as compared to $4,294,844 ($0.12 per share) for the same period in 2000.

Revenue for nine months ended August 31, 2001 increased to $546,713 as compared to $529,194 for the same period in 2000. The increase in revenue in 2001 was due to the additional revenue of $79,727 generated from collaborative agreements. The additional revenue from collaborative research revenue was partially offset by a decline of $13,422 in grant income and a decline of $48,786 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during period in 2001 as compared to the same period in 2000.

Research and development expenses for the nine months ended August 31, 2001 increased to $3,996,162 as compared to $3,277,579 for the same period in 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company initiated and completed a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 project to enhance its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

General and administration expenses for the nine months ended August 31, 2001 increased to $1,242,742 as compared to $1,085,729 for the same period in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Year Ended November 30, 2000 ("Fiscal 2000") Compared to Year Ended November 30, 1999 ("Fiscal 1999")

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively.

The Company incurred a net loss of $6,495,636 ($0.17 per share) as compared to $4,451,320 ($0.16 per share) for the fiscal year ended November 30, 1999 (fiscal
1999).

Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $401,428 compared to fiscal 1999; this decrease was offset by the additional research funding of $89,553 collected mainly from Science Council of BC and the increase of $248,146 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

Fiscal 1999 Compared to Year Ended November 30, 1998 ("Fiscal 1998")

The Company incurred a net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the fiscal year ended November 30, 1998 (fiscal
1998).

Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research projects.

General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general and administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

Liquidity and Capital Resources

Since its change of business to pharmaceutical research and development in 1992, the Company has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 2000 the Company received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, the Company intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

At August 31, 2001, the Company's cash and cash equivalents and short term investments aggregated $4,775,455 as compared to $10,219,140 at November 30, 2000. The Company's working capital at August 31, 2001 was $4,417,073 as compared to $9,519,044 at November 30, 2000.

The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

The Company has entered into an engagement letter dated January 11, 2002 with the Agent pursuant to which the Agent has agreed to act as the Company's agent to raise funding of a minimum of US$10 million (See "Acquisition of Paralex, Inc. - Summary of Acquisition Agreement - Financing"). The Company believes that the Funds Available (before giving effect to the Financing) will be sufficient to fund operations in the next twelve months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors".

Dividend Policy

The Company has not, since its inception, declared or paid any dividends on its Cardiome Shares and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Cardiome Shares is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

                          ACQUISITION OF PARALEX, INC.

General

Pursuant to the Acquisition Agreement among Cardiome, Cardiome U.S., a wholly owned Delaware subsidiary of Cardiome formed for the purposes of the transaction, and Paralex, Cardiome agreed to acquire all of the outstanding Paralex Shares by way of a merger of Cardiome U.S. into Paralex in accordance with the General Corporation Law of the State of Delaware.

Reasons for the Acquisition

The principal reasons for the Acquisition are as follows:

*   The Acquisition will bring a clinical-stage project focused on CHF into
    Cardiome:

    -   the CHF market offers a significant potential sales opportunity;

    -   the market is, in general, underserved by existing therapies;

    - Cardiome believes that the Paralex drug candidate can advance directly to Phase II development;

    -   the Paralex CHF project is expected to have few safety issues; and

    - there is good pre-clinical and clinical proof-of-concept data indicating that the therapeutic approach may be effective.

* The Acquisition is an important implementation of a strategic objective to leverage existing scientific, management and operational capabilities to become a competitor in the market for cardiac disease therapies.

* The Acquisition diversifies and expands Cardiome's technology portfolio enhancing Cardiome's ability to attract investment capital.

* The Acquisition brings scientific and business relationships which will significantly strengthen Cardiome.

Summary of Acquisition Agreement

The following is a summary of the principal terms of the Acquisition Agreement. Reference should be made to the Acquisition Agreement for complete details regarding the Acquisition terms.

Merger Provisions

At the Effective Time, Cardiome U.S. will be merged into Paralex, the separate corporate existence of Cardiome U.S. will cease and Paralex will continue as the surviving corporation. Following the Acquisition, the surviving corporation will be a wholly owned subsidiary of Cardiome. At the Effective Time, all of the issued and outstanding Paralex Shares immediately prior to the Effective Time, will be exchanged for a number of Cardiome Shares equal to 43,070,181 less the Share Adjustment (defined below).

For the purposes of the Acquisition Agreement, "Share Adjustment" means the reduction in the number, if any, of the Cardiome Shares issuable to Paralex Shareholders at the Effective Time calculated based on the following formula:
(CP Cash plus Company Liabilities) divided by the Deemed Per Share Purchase
Price.

For purposes of the calculation referred to above, (a) "CP Cash" means the sum of the positive amount of cash and readily liquid assets (including marketable securities, money market accounts and similarly liquid assets), if any on Cardiome's balance sheet as of October 31, 2001 (CP Cash is Cdn$5,174,899); (b) "Company Liabilities" means all liabilities of Paralex, of any nature expressed in Canadian dollars, reflected on the Closing Date Balance Sheet of Paralex. "Company Liabilities" shall not include any fees or payments owed currently, upon milestones, or pursuant to any royalty obligations with respect to Paralex's intellectual property except for the initiation fee pursuant to
Article 4.1 of the ILEX Licence (Company Liabilities is estimated at US$450,000); and (c) "Deemed Per Share Purchase Price" means the lower of (i) the average closing bid price of Cardiome Shares on the TSE on the ten Business Days prior to and including October 31, 2001, and (ii) Cdn$0.60 (Deemed Per Share Purchase Price is Cdn.$0.60).

Covenants of Paralex

Pursuant to the Acquisition Agreement, Paralex has provided a number of covenants including covenants that prior to the Effective Time, it will:

     (a) do all such acts and things as may be reasonably necessary or required in order to give effect to the Acquisition and, without limiting the generality of the foregoing, Paralex will apply for and use its good faith efforts to obtain:

           (i) the approval of the Paralex Shareholders required for the implementation of the Acquisition; and

           (ii) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Acquisition and transactions contemplated by the Acquisition Agreement;

     (b) use best efforts to acquire an option, license or other legal claim on the ILEX Technology, in form and substance acceptable to Cardiome at its sole discretion (this licence has been obtained); and

     (c) not take or cause to be taken any action which would disqualify the Acquisition as a tax-free reorganization under Section 368 of the United States Internal Revenue Code of 1986, as amended (the "Code") or that would cause any of Paralex Shareholders to recognize gain for

           U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition.

Covenants of Cardiome and Cardiome U.S.

Pursuant to the Acquisition Agreement, Cardiome and Cardiome U.S. have provided a number of covenants including covenants that prior to the Effective Time, they will:

     (a) not alter or amend their respective charter documents as the same exist at the date of the Acquisition Agreement (subject to certain exceptions);

     (b) do all such acts and things as may be reasonably necessary or required in order to give effect to the Acquisition and, without limiting the generality of the foregoing, Cardiome will apply for and use its good faith efforts to obtain:

           (i) the approval of the Cardiome Shareholders required for the implementation of the Acquisition; and

           (ii) such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Acquisition and transactions contemplated by the Acquisition Agreement;

     (c) submit to Cardiome Shareholders, the Board's recommendation that Cardiome Shareholders approve the Acquisition Agreement and the Acquisition, and to the extent required by applicable law, convene the Meeting and solicit proxies to be voted at the Meeting in favour of the approval of the Acquisition Agreement and the Acquisition. Cardiome has called an extraordinary general meeting of Cardiome Shareholders to be held on February 15, 2002 to approve the Acquisition and related matters;

     (d) not, and shall cause Cardiome subsidiaries not to, take or cause to be taken any action which would disqualify the Acquisition as a tax free reorganization under Section 368 of the Code or cause the Paralex's Shareholders to recognize gain for U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition; and

     (e) not issue, sell or grant options, or permit any Cardiome subsidiary to issue, sell or grant (except pursuant to existing agreements or plans), warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of its capital stock or rights or obligations convertible into or exchangeable for any shares of its capital stock or make any changes (by split-up, combination, reorganization or otherwise) in its capital structure, except (i) as agreed to by the parties hereto in writing (including under the Acquisition Agreement and the Registration Rights Agreement (described below under "Registration Rights Agreement")), and (ii) issuance of employee options consistent with past practice. However, Cardiome shall be permitted to increase (but not issue) the amount of capital stock issuable under its stock incentive plans so long as the shares issuable under such plans will not exceed 15% of the issued and outstanding shares of all classes of Cardiome following the Acquisition and the financing described in
           Section 6.2(e) of the Acquisition Agreement.

Other Agreements

Registration Rights Agreement
-----------------------------

At the Effective Time, Cardiome will execute and deliver a Registration Rights Agreement (the "Registration Rights Agreement") to each of the Paralex Shareholders in the form attached as Exhibit 5.8 to the Acquisition Agreement. This agreement provides that Paralex Shareholders may request that Cardiome register with the United States Securities and Exchange Commission the Cardiome Shares to be issued to the Paralex Shareholders upon the closing of the Acquisition.

Board and Management
--------------------

Forthwith after the Effective Time, the Board will be reconstituted to consist of nine directors, four of whom are nominees of Cardiome, four of whom are nominees of Paralex and one of whom is nominated by the other eight directors. These nominees have not yet been determined. On or prior to the Effective Time, Cardiome will continue its jurisdiction of incorporation to a territory within Canada which will permit such nomination and allocation of directorships. This jurisdiction will be the federal jurisdiction of Canada under the CBCA.

U.S. Stock Exchange Listing
---------------------------

Under the Acquisition Agreement, Cardiome has agreed to use its reasonable best efforts to (i) have the Cardiome Shares listed on the NASDAQ National Market or SmallCap Market (collectively, "NASDAQ") or the American Stock Exchange and (ii) be in compliance with the initial requirements thereof.

Share Consolidation
-------------------

In connection with Cardiome's obligations regarding listing described above, Cardiome has agreed to solicit the consent of the Cardiome Shareholders to effect a share consolidation. Once approved, the share consolidation shall be effected as reasonably deemed necessary by Cardiome in order that Cardiome may comply with the initial listing requirements of NASDAQ or the American Stock Exchange. Cardiome intends to make the Share Consolidation effective at the Effective Time.

Conditions

Conditions for the Benefit of Paralex, Cardiome and Cardiome U.S.
-----------------------------------------------------------------

The respective obligations of each of Paralex, Cardiome and Cardiome U.S. to effect the Acquisition shall be subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) the Acquisition, with or without amendment, shall have been approved by Paralex Shareholders in accordance with the provisions of Delaware law and at the Meeting of Cardiome Shareholders in accordance with the provisions of all applicable laws, the charter documents of Paralex, the charter documents of Cardiome, and the requirements of any applicable regulatory authorities;

     (b) the TSE shall have approved the terms of the Acquisition and shall have conditionally approved the listing thereon of the additional Cardiome Shares issuable to Paralex Shareholders pursuant to, or in connection with, the Acquisition, as of the Effective Time, subject to compliance with the usual requirements of the TSE; and

     (c) directors or officers of Cardiome will have executed lock up agreements in the form of Exhibit 6.1(g) attached to the Acquisition Agreement that prohibit the sale of Cardiome Shares until the earlier of the effective date of the first registration statement under the Registration Rights Agreement and two years from the issuance of the Cardiome Shares to the Paralex Shareholders.

Additional Conditions for the Benefit of Cardiome and Cardiome U.S.
-------------------------------------------------------------------

The obligations of Cardiome and Cardiome U.S. to effect the Acquisition are also subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) Paralex shall have acquired an option, license or other legal claim on the ILEX Technology, exercisable by Cardiome at or after the Effective Time, in form and substance acceptable to Cardiome in its sole discretion or Cardiome shall have expressly waived this condition in a writing signed by both parties (this condition has been satisfied);

     (b) An offering of equity securities of Cardiome to raise gross proceeds of at least US$10 million (the "Financing"), on terms reasonably acceptable to Cardiome shall have been arranged;

     (c) Within five days of delivery to Cardiome by Paralex of the final ILEX Licence, an independent investment banker or financial adviser, at the sole discretion and expense of Cardiome, shall have issued an opinion to Cardiome's directors generally supporting the fairness and reasonableness to Cardiome of the transaction contemplated hereby (this condition has been satisfied);

     (d) Cardiome shall have completed its due diligence investigation of Paralex and obtained results satisfactory to it and its advisors not later than December 24, 2001 (this condition has been satisfied);

     (e) Cardiome shall have received from each person who is identified as an "affiliate" of Paralex, an Investment Agreement substantially in the form attached as Exhibit 5.4 in the Acquisition Agreement; and

     (f) The statutory period under Delaware law for exercise of dissenter's rights shall have elapsed without the holders of Paralex Shares holding more than 3% of Paralex Shares having exercised such dissenter's rights.

Additional Conditions to Obligation of Paralex
----------------------------------------------

The obligation of Paralex to effect the Acquisition is also subject to the satisfaction at or prior to the Effective Time of a number of conditions including the following:

     (a) Paralex shall have completed its due diligence investigation of Cardiome and Cardiome U.S. and obtained results satisfactory to it and its advisors not later than December 24, 2001 (this condition has been satisfied); and

     (b) Paralex shall have received an opinion of its counsel that the transactions contemplated hereunder shall qualify as a tax free reorganization under Section 368 of the Code and that Paralex Shareholders will not recognize gain for U.S. income tax purposes upon the exchange of their Paralex Shares for Cardiome Shares pursuant to the Acquisition.

Termination

The Acquisition Agreement may be terminated by Cardiome, and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by Cardiome Shareholders, if: (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Cardiome are not satisfied by the dates specified for satisfaction, if any, (ii) if Paralex breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Cardiome, (iii) if Paralex breaches certain exclusivity provisions contained in the Acquisition Agreement, or (iv) if the Effective Time does not occur prior to March 15, 2002.

The Acquisition Agreement may be terminated by Paralex and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Paralex Shareholders, if (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Paralex are not satisfied by the dates specified for satisfaction, if any, (ii) if Cardiome breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Paralex, (iii) if Cardiome breaches certain exclusivity provisions contained in the Acquisition Agreement, or (iv) if the Effective Time does not occur prior to March 15, 2002.

Fees and Expenses

Each party will bear its own costs in respect of the transactions contemplated in the Acquisition Agreement.

Effective Time of the Acquisition

If all of the approvals of the Cardiome Shareholders and Paralex Shareholders with respect to the Acquisition are obtained, the approval of the TSE is obtained and the other conditions to the completion of the Acquisition set forth in the Acquisition Agreement are satisfied or waived, the Acquisition will be effected by the issuance of a certificate by the Secretary of the State of

Delaware in accordance with the laws of the State of Delaware. Cardiome expects that the Effective Time will occur on or before March 15, 2002, subject to extension by Cardiome and Paralex.

Financing

The obligation of Cardiome to complete the Acquisition is subject to the arrangement of the Financing. Cardiome has entered into an engagement letter dated January 11, 2002 with the Agent pursuant to which the Agent has agreed to act as Cardiome's agent for a public offering (the "Public Offering") by way of prospectus to raise gross proceeds of a minimum of US$10 million and a maximum of US$15 million by the sale of units, each unit consisting of one Cardiome Share and one-quarter of one warrant, each whole warrant entitling the holder to purchase one additional Cardiome Share for a period of two years at 200% of the Offering Price. The Public Offering price will be determined based on the market price of the Cardiome Shares, less an agreed upon discount. The Agent may over-allot the Public Offering by an additional US$5 million. As compensation for its services, the Agent will be entitled to a cash commission of 7% of the gross proceeds of the Public Offering and share purchase warrants entitling the Agent to purchase units in an amount equal to 10% of the number of units sold in the Public Offering at 115% of the Public Offering price. The Agent will also be entitled to a greenshoe option entitling the Agent to purchase up to an additional 15% of the number of units sold, to cover overallotments, for a period of 60 days from closing. Cardiome has also agreed to pay the Agent's reasonable out of pocket costs in connection with the Public Offering. The Agent's obligations are subject to a number of conditions, including TSE approval, Cardiome Shareholder approval to the Acquisition, completion of the Share Consolidation, and execution of a formal agency agreement. The Agent has agreed to engage Paramount as its United States placement agent in connection with the Public Offering. Cardiome has also agreed to pay the Agent a fee of US$150,000 if it enters into an "Alternative Transaction" (as defined in the engagement letter) prior to the earlier of closing of the Public Offering and termination of the agreement. The engagement will terminate on the earlier of (i) execution of a formal agency agreement; and
(ii) March 1, 2002 should no preliminary prospectus be filed through no fault of Cardiome. Cardiome has agreed to file a U.S. registration statement to qualify the resale of the securities issuable pursuant to the Public Offering, including the warrants issuable to the Agent. Pricing and the other terms of the offering are subject to TSE approval.

Stock Exchange Listing

Cardiome has made an application to list the Cardiome Shares to be issued in exchange for the Paralex Shares on the TSE as soon as practicable on or after the Effective Time of the Acquisition, subject to Cardiome fulfilling all of the listing requirements of the TSE. The TSE regards the combination of the Acquisition and the Financing as a backdoor listing transaction. The TSE has advised Cardiome that in order to list the Cardiome Shares issuable to the Paralex Shareholders, Cardiome must meet the TSE's original listing requirements on a post-transaction basis. If Cardiome does not meet the TSE's original listing requirements, Cardiome will not close the Acquisition and the Financing. Cardiome believes it will satisfy these requirements.

Introduction Fee

Pursuant to an Introduction Agreement dated August 10, 2001 between Cardiome and Paramount, Cardiome will, concurrently with the Effective Time and subject to TSE approval, pay to Paramount an introduction fee of 1.5% of the aggregate consideration paid by Cardiome to acquire the Paralex Shares. Cardiome has calculated this fee to be approximately $300,000 and Cardiome expects that the fee will be paid as to $150,000 cash and as to $150,000 by the issuance of approximately 250,000 Cardiome Shares based on the estimated TSE closing price of Cardiome Shares on the Effective Time. The calculation of the final amount of the fee is subject to verification by Paramount, and the terms of the agreement. The Agent has agreed to appoint Paramount as United States Placement Agent in respect of the Financing, and as such, Paramount will receive additional compensation in respect of the Financing.

Share Consolidation

Forthwith after completion of the Acquisition and the Offering, the outstanding Cardiome Shares will be consolidated on a one new for four old basis, subject to regulatory and shareholder approval.

                            CARDIOME POST-ACQUISITION

Directors

Upon completion of the Acquisition in accordance with the terms of the Acquisition Agreement, Cardiome will have nine directors, four of whom will be nominees of Cardiome, four of whom will be nominees of Paralex, and the ninth, being a nominee of the other eight. These nominees have not yet been determined.

Share Capital

If Cardiome is continued under the federal laws of Canada, the authorized capital of Cardiome will consist of an unlimited number of common shares. After the completion of the Acquisition, holders of Cardiome Shares will be entitled to one vote per common share on all matters that may be brought before them. Holders of Cardiome Shares will be entitled to receive dividends as and when declared by the Board and to receive a pro rata share of the assets of Cardiome available for distribution to shareholders in the event of liquidation or winding-up. There are no redemption, conversion or pre-emptive rights attached to these shares.

If Cardiome is not continued under the federal laws of Canada, the authorized capital of Cardiome upon completion of the Acquisition will remain at 200,000,000 Common shares and the special rights and restrictions attaching to the Cardiome Shares will be unchanged. Each Common share carries the right to one vote.

Assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged at 43,070,181 shares (assumes the Special Warrants are exercised), there will be approximately 23,102,413 (25,076,098 if the Maximum Offering of US$15 million is completed) Cardiome Shares outstanding and 26,815,390 (29,529,206 if the Maximum Offering of US$15 million is completed) Cardiome Shares outstanding on a fully-diluted basis, upon completion of the Acquisition and the Financing , at the Effective Time (after giving effect to the Share Consolidation), calculated as follows:

                                                   Upon Completion of the Financing           Upon Completion of the Financing
                                                  at Minimum Amount of US$10 Million(3)     at Maximum Amount of US$15 Million(4)
                                                  -------------------------------------     -------------------------------------
                                                   Number of        Number of Cardiome       Number of        Number of Cardiome
                                                 Cardiome Shares     Shares on a Fully     Cardiome Shares     Shares on a Fully
                                                  Outstanding as     Diluted Basis as       Outstanding as     Diluted Basis as
                                                 at Effective Time    Effective Time       at Effective Time    Effective Time
                                                 -----------------   -----------------     -----------------   -----------------
Cardiome Shares Outstanding(1)                   43,070,181           43,070,181            43,070,181          43,070,181

Issued to Paralex Shareholders
  for Acquisition(2)                             33,300,000           33,300,000            33,300,000          33,300,000

Issued on Financing                              15,789,473           21,710,525            23,684,211          32,565,790

Issued for Introduction Fee(5)                      250,000              250,000               250,000             250,000

Issued for Options, Warrants and
  Other Rights Outstanding(6)                           N/A            8,930,854                   N/A           8,930,854
                                                 ----------          -----------           -----------         -----------

Total (pre-Consolidation):                       92,409,654          107,261,560           100,304,392         118,116,825
                                                 ===========         ===========           ===========         ===========
Share Consolidation
(divide by 4)        Total:                      23,102,413           26,815,390            25,076,098          29,529,206
                                                 ===========         ===========           ===========         ===========

(1)   Assumes exercise of 1,834,333 outstanding Special Warrants.

(2)   Estimated based on the conversion formula defined the Acquisition
      Agreement.

(3) Assumes the Financing done at minimum offering amount of US$10 million (equivalent to approximately CDN$16 million), but not including any potential proceeds from over-allotment and greenshoe options, at a price (the "Unit Issue Price") to be determined by the agents and the Company for each unit ("Unit") issued. Each Unit will entitle the holder to receive without payment of additional consideration, one Cardiome Share and 0.25 warrant ("Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional common share of the Company at a price equivalent to 200% of the Per Unit Issue Price. Also assumes agent(s) of the Financing will receive agent warrants equivalent to 10% of the total number of Units sold at an exercise price equivalent to 115% of the Unit Issue Price. The Unit Issue Price is assumed to be at approximately $1.01 for the above calculation

(4) Assumes the Financing done at maximum offering amount of US$15 million (equivalent to approximately CDN$24 million), but not including any potential proceeds from over-allotment and greenshoe options. All other terms remain the same as those described in (3) above.

(5) Share issuance for settlement of 50% of the introduction fee based on the estimated TSE closing price of Cardiome Shares on the Effective Time. See "Acquisition of Paralex, Inc. - Summary of the Acquisition Agreement - Introduction Fee".

(6) Includes 4,243,750 pursuant to the exercise of options outstanding as at November 30, 2001, 2,953,171 pursuant to the exercise of warrants outstanding, 983,933 pursuant to the exercise of warrants and finder warrants to be issued upon exercise of 1,834,333 outstanding Special Warrants, and 750,000 pursuant to the exercise of warrants to be issued to Paramount.

Voting Shares and Principal Holders

To the knowledge of Cardiome, assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged (at 43,070,181 shares which figure assumes exercise of the Special Warrants), no person will beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of shares of Cardiome at the Effective Time, after giving effect to the Acquisition and the Financing, but before the Share Consolidation except as follows:

Name                                              Number of Cardiome Shares   Percentage of Ownership(1)
----                                              -------------------------   --------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald
2000 Family Trusts and the Lindsay Rosenwald
2000 Irrevocable Trust                                   10,495,744                       11.4%


(1) Assumes the issuance of 33,300,000 Cardiome Shares pursuant to the Acquisition and 15,789,473 Cardiome Shares pursuant to the Financing.


                      INFORMATION CONCERNING PARALEX, INC.

The information concerning Paralex, Inc. contained in this Prospectus including the financial statements has been taken from or is based upon publicly available documents, records and other public sources or been provided by Paralex, Inc. for inclusion in this Prospectus. Although Cardiome Pharma Corp. has no knowledge that would indicate that any statements contained herein taken from or based on such documents, records or information provided by Paralex, Inc. are untrue, Cardiome Pharma Corp. assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Paralex, Inc. to disclose events which may have occurred or may affect the significance or accuracy or any such information but which are unknown to Cardiome Pharma Corp.

Name and Incorporation

Paralex was incorporated under the laws of the State of Delaware on January 26, 2001 under the name Paralex, Inc. The address of the head office of Paralex is 787 Seventh Avenue, New York, New York 10019 and the address of the registered office is 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

Intercorporate Relationships

Paralex does not have any subsidiaries or proposed subsidiaries.

Overview

Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called XO Inhibitors, for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Paralex has also obtained from ILEX, an option on rights to the same drug candidate, oxypurinol, for the treatment of gout, a metabolic disease leading to an arthritic condition. Oxypurinnol is currently in Phase III clinical testing for the treatment of gout. Oxypurinol has been well studied in humans and is utilized on a compassionate use basis for patients who are allergic to allopurinol, a conventional treatment for gout. The licence allows Paralex to potentially advance its XO Inhibitors for treatment of CHF into Phase II clinical development, using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications.

The Paralex technology is based on new findings originally discovered by Dr. Eduardo Marban, M.D. Ph.D., a Professor of Medicine and Physiology at JHU and a recognized authority in cardiology and cardiac cell function. CHF is a condition under which the heart gradually loses its ability to pump sufficient blood throughout the body. It is a common disease whose incidence and severity increase with age, and is a significant cause of death in the developed world. CHF is also an important risk factor for serious disorders of the cardiac beat, and is associated with a six to nine fold increase in the risk of sudden cardiac death. The condition also significantly reduces the quality of life in those who suffer from the disease. Approximately 4.6 million persons in the U.S.

suffer from CHF, while the developed world total is estimated at approximately
9.8 million (Decision Resources, Inc. - Congestive Heart Failure - September
2000).

Although some of the existing drugs used to treat CHF can provide a short-term increase in the heart's ability to pump blood, they do so at the cost of exacerbating the underlying disease. Such drugs increase contractile energy at the expense of increasing the heart's utilization of oxygen and energy. XO Inhibitors promise to improve myocardial work efficiency by sensitising cardiac muscle cells to calcium ions, which are a key determinant of cardiac muscle function. When treated with XO Inhibitors, these calcium-sensitized cardiac cells are expected to contract more efficiently without a proportionate increase in oxygen demand.

The safety record of the XO Inhibitors, which have been used clinically for decades for the management of gout, suggests that clinical development for other indications can proceed rapidly. Oxypurinol is expected to be safe as it has been given to many individuals without serious adverse side effects. It is expected to be effective in treating CHF on the basis of the extensive animal and human patient data that are already available. Finally, it offers a novel approach to treating a patient group that urgently needs additional therapeutic alternatives.

General Development of the Business

Paralex was formed in early 2001 by its current directors and officers for the purpose of acquiring and developing intellectual property rights for the use of XO Inhibitors in cardiovascular and gout applications. Between January and May, 2001, Paralex issued 3,400,000 shares at US$0.001 per share to certain shareholders for cash and 600,000 shares as a partial consideration for the JHU Licence (as defined below). On April 18, 2001, Paralex entered into a licence agreement with JHU pursuant to which Paralex acquired an exclusive worldwide license to develop, make, have made, use, and sell products in the field of therapeutic, diagnostic, and commercial uses of XO Inhibitors for cardiovascular and neuromuscular disease (the "Johns Hopkins Licence"). See "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins Licence" below for details. Concurrently, Paralex entered into a consulting agreement with CardioSciences Consulting, Inc., a private company controlled by Dr. Eduardo Marban, the inventor of the technology licenced from JHU. This agreement is effective commencing on January 1, 2002. See "Information Concerning Paralex, Inc. - Consulting Agreement with Dr. Eduardo Marban, M.D., Ph.D." below for details.

In June 2001, Paralex entered into a licence agreement with ILEX, a public Delaware corporation, pursuant to which Paralex acquired a license to certain intellectual property rights to a Phase II/III compound, oxypurinol, for the treatment of gout. This agreement was replaced by an agreement dated December 19, 2001 pursuant to which Paralex acquired an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original Licence Agreement"), in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol, as well as an option to purchase certain clinical trial data in respect of oxypurinol (the "ILEX Licence"). See "Information Concerning Paralex, Inc. - Intellectual Property - ILEX Licence" below for details.

Also in December, 2001, Paralex entered into the Acquisition Agreement.

To date, Paralex has not conducted any significant operations, other than the acquisition of the technologies referred to above, and has not incurred any significant expenditures other than those relating to the acquisition of these technologies. Paralex has established a US$210,000 line of credit with Bank of America, which has been used to finance Paralex's activities to date. This loan is evidenced by a Promissory Note dated November 1, 2001 issued by Paralex to Bank of America. Paralex is seeking to increase the facility to up to approximately US$490,000. See "Information Concerning Paralex, Inc. - Material Contracts", below, for more details.

Principal Drug Candidate

Paralex's principal drug candidate is oxypurinol for the treatment of CHF. Oxypurinol has been used for many years in the treatment of gout by patients who are intolerant to allopurinol, a conventional treatment for gout. Based on work conducted at JHU by Dr. Eduardo Marban, Paralex believes it has an opportunity to develop oxypurinol as a medication for CHF.

At JHU, Dr. Eduardo Marban, Vice-Chairman of the Department of Medicine and a cardiologist, has made a discovery relating to XO Inhibitors. For many years it has been known that patients with heart failure have a problem with the ability of the heart to contract and to eject blood. When the muscle of the heart is damaged it does not contract sufficiently, causing the blood to back up, fill the heart and to accumulate in the lungs ("heart failure"). Many medicines can be used to increase the contraction of the heart and to make the patient feel better. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously increasing the heart's consumption of oxygen even more. The increased consumption of oxygen caused by contractility agents is a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, some present medicines which increase cardiac contractility may actually decrease life expectancy.

Dr. Marban's research has demonstrated that the class of agents known as XO Inhibitors (which includes oxypurinol) has the ability to increase the contraction of the heart in patients with heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. Accordingly, because XO Inhibitors have the ability to increase the efficiency of the heart when compared to other agents, they may offer the possibility of a new mode of therapy for patients with CHF. In studies conducted at JHU, Dr. Marban has shown these effects in both animals and in humans during cardiac catheterization. The intellectual property encompassing Dr. Marban's research, which has been acquired by Paralex pursuant to the Johns Hopkins Licence, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of CHF or other contractile disorders.

Although this has not been confirmed with the FDA, Paralex believes that it is likely that the safety data created during the clinical trial of oxypurinol for the treatment of gout (described below) can be used with the human data generated by Dr. Marban to file a Phase II study with the FDA or TPD to evaluate the potential efficacy of oxypurinol for the treatment of patients with CHF. This regulatory strategy is supported by the safety profile of oxypurinol in many individuals for the compassionate use and pivotal gout trials. The CHF market is potentially significant with approximately 1,692,000 patients, for all CHF classes, currently diagnosed with the disease yearly in the United States alone with a total disease population of 4.6 million in the United States (Decision Resources, Inc. - Congestive Heart Failure - September 2000). The ideal circumstance would be to test oxypurinol in a defined subset of patients, such as patients with end-stage heart failure, awaiting either a heart transplant or a decision on a left-ventricular assist device. Paralex believes that the area of XO Inhibitors, including oxypurinol, as a treatment of CHF has significant potential.

Use of Oxypurinol in the Treatment of Gout

Gout has been a recorded medical problem for more than 2,000 years. Gout can cause chronic, severe joint pain and swelling in those persons affected. Increasing steady state uric acid levels (hyperuricemia) causes gout, either by the overproduction of uric acid (overproduction) or failure of the kidneys to excrete the normal amount of uric acid produced in the body (underexcretion). Among untreated men with serum uric acids levels in excess of 9 mg/l 00 mL, 90% develop gouty arthritis. This excess uric acid can stay in the body and form into needle-like crystals, When these crystals deposit in a joint, they can cause inflammation, resulting in painful joint swelling. Gout is frequently familial in nature and associated with obesity, diabetes, alcoholism and coronary artery disease.

The discovery of the pivotal role of xanthene oxidase in the formation of uric acid initiated a series of observations leading to the discovery of new drugs to inhibit xanthene oxidase. XO Inhibitors are indicated for the management of gout in over producers and underexcretors of uric acid since these drugs directly inhibit synthesis of uric acid in the body. Numerous XO Inhibitors were initially synthesized, including allopurinol, which offered the convenience of once daily dosing, and has become the preferred treatment for gout.

Unfortunately, approximately four to five percent of patients taking allopurinol for gout become allopurinol-intolerant. Symptoms of allopurinol intolerance may include pruritic, maculopapular skin rash, and, although rare, Stevens-Johnson Syndrome, the most severe form of such rashes. Therefore, an alternative XO Inhibitor is needed for these patients. Oxypurinol, the active metabolite of allopurinol, is also an XO Inhibitor and Paralex believes it can be used as an effective alternative to allopurinol. Indeed, oxypurinol has been administered very successfully on a "compassionate use program" ("CUP") basis since 1967 for the treatment of allopurinol-intolerant patients of gout. Analysis of approximately 340 patients in the CUP shows that oxypurinol is safe, as effective as allopurinol and decreases adverse events by more than 70%-80% in the patients tested. ILEX in-licensed oxypurinol in 1995 from Glaxo Wellcome (now Glaxo), to develop oxypurinol as an FDA-approved drug. Although composition of matter patents for oxypurinol have expired, Paralex will receive, upon its receipt of the FDA's approval of the oxypurinol new drug application

(the "NDA") for the treatment of gout in allopurinol-intolerant patients, Orphan Drug Exclusivity for such indication as provided by the OOPD. Paralex may file similar applications in Europe, and possibly worldwide. Paralex intends to further protect oxypurinol with provisional patent applications for technologies relating to manufacturing as well as new formulations and delivery approaches. Through the Johns Hopkins Licence, Paralex has exclusive rights to use oxypurinol for a variety of cardiovascular disease indications, some of which are described above.

Previous Efficacy Studies with Oxypurinol

Since 1967, oxypurinol has been available to allopurinol-intolerant patients on a compassionate use basis through the CUP. ILEX has overseen this program since 1995 and Paralex is obligated to continue overseeing the CUP pursuant to the ILEX Licence. From the inception of the CUP, the data have shown that oxypurinol decreased uric acid levels to the upper limits of the normal range in a significant proportion of allopurinol-intolerant patients participating in this program.

Although it could be assumed that many reactions to allopurinol were in fact due to the oxypurinol created by the body upon metabolization of allopurinol, the data suggests that approximately four out of five patients who are allopurinol-intolerant do not have adverse reactions to oxypurinol.

The data from approximately 340 patients in the CUP program indicates that 14% of the patients in the CUP had a rash and pruritis that were judged to be mild to severe by the treating physician. No life-threatening reactions, such as Stevens-Johnson Syndrome, were reported. No oxypurinol-related deaths were encountered among these allopurinol-intolerant patients.

Orphan Drug Designation Granted

On June 23, 1998, ILEX submitted an application for Orphan Drug Designation that would give Paralex Orphan Drug Exclusivity for oxypurinol in the treatment of allopurinol-intolerant patients of gout if the FDA approves an NDA for such use. On November 9, 1998, ILEX received notification from the OOPD that oxypurinol (registered as OXYPRIMTM by ILEX) qualified for Orphan Drug Designation for the aforementioned indication. If Paralex exercises the option covering the application of oxypurinol to gout, Paralex will obtain the benefits of the Orphan Drug Designation.

Market Opportunity

CHF is diagnosed for approximately 1,692,000, for all CHF classes, Americans every year and is believed to afflict approximately 4.6 million patients in the United States alone (Decision Resources, Inc. - Congestive Heart Failure - September 2000). CHF is defined as the situation when the heart is incapable of maintaining a cardiac output adequate to accommodate metabolic requirements. Treatment options remain inadequate and the current five-year mortality rate for this disease is nearly 70% (Decision Resources, Inc. - Congestive Heart Failure
- September 2000). Therefore, Paralex believes that there is a need for novel and improved therapies.

Competitive Conditions

Paralex believes that oxypurinol, as a treatment for CHF, will be the first drug of its kind in connection the treatment of CHF. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Because digoxin has a limited therapeutic index, it must be closely monitored with regular blood tests to avert the possibility of side effects which may include cardiac arrhythmia, which is often fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of CHF.

The current standard of care for CHF consists primarily of diuretics, digoxin, ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

1. Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

2. Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalisations.

3. Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

4. Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

5. Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

Intellectual Property

Orphan Drug Status

The OOPD of the FDA has approved an Orphan Drug Designation for oxypurinol applied to allopurinol intolerant gout patients. An Orphan Drug Designation for oxypurinol is currently being sought in Europe and planned for Japan.

Patent Status of Oxypurinol

The ILEX/Burroughs Wellcome patents sub-licensed to Paralex relating to composition of matter of oxypurinol have expired. Paralex's proprietary protection initially will be based upon Orphan Drug Exclusivity for the treatment of gout. For the treatment of contractile disorders such as CHF, Paralex's proprietary position is protected by patent rights licensed from JHU (see "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins License"). Paralex and ILEX have worked on preparing certain patent applications relating to novel processes involved with oxypurinol manufacturing. Also, Paralex is studying novel physical forms, new drug delivery and formulation technologies for potential patent applications. Finally, Paralex is studying new use-claims for oxypurinol which may result in additional use-claims.

Johns Hopkins Licence

Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 (the "Johns Hopkins Licence") between Paralex and JHU, Paralex has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and PCT application PCT US98/23878, each filed on November 5, 1998 and EPO application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility" (the "Patent Rights"). The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease (the "Licenced Field"). Paralex also obtained the exclusive option to any and all technologies developed by JHU in the Licenced Field of which Eduardo Marban, M.D. is the inventor.

In consideration for the Johns Hopkins Licence, Paralex has paid JHU an initial license fee of US$50,000. In addition, Paralex is obligated to pay a royalty to JHU on net sales of any product developed by Paralex with the Patent Rights. If a product developed by Paralex contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Paralex's royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable.

As additional consideration, for the Johns Hopkins Licence, Paralex issued (i) 390,000 shares of common stock to JHU and (ii) 210,000 shares of common stock to Dr. Marban for a purchase price of US$0.001 per share. The holders of such shares of common stock are also entitled to piggyback registration and information rights. Paralex must reimburse JHU up to US$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

ILEX Licence

Pursuant to a licence and option agreement originally entered into in June 2001 and subsequently amended and replaced by an agreement dated December 19, 2001 (the "ILEX Licence") between Paralex and ILEX, ILEX granted Paralex an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original Licence Agreement"), in the field of the treatment of hyperuricemia
(gout) in humans who are intolerant of allopurinol. Under the Original Licence Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX Licence, ILEX also granted Paralex an exclusive worldwide license, in all fields, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol. ILEX further granted Paralex an option to purchase for US$250,000 certain clinical trial data ILEX has and may acquire in the future, and an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. Paralex also obtained the right to grant sublicenses in the above, subject to ILEX approval.

Under the ILEX Licence, Paralex agreed to pay ILEX upon execution, an initial fee of US$250,000. Paralex also agreed to pay BW a US$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original Licence Agreement. In addition, Paralex agreed to perform ILEX's obligations under the Original Licence Agreement concerning a compassionate plea program regarding relevant products. Further, Paralex agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. Paralex also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, Paralex agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

The ILEX Licence's term extends until the expiration of ILEX's obligation to pay royalties under the Original Licence Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to Paralex convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX Licence purports to provide each party with the right to terminate based certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides Paralex with the right to terminate upon termination of the Original Licence Agreement.

Consulting Agreement with Eduardo Marban, M.D., PH.D.

Pursuant to an agreement entered into in May 2001 and dated as of January 1, 2002 (the "Marban Agreement") between Paralex and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marban, CCI agreed to cause Dr. Eduardo Marban, the inventor of the technology licensed under the JHU Agreement, to provide advisory services to Paralex with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marban Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marban as a direct result of performing services under the Marban Agreement will be owned exclusively by Paralex. Various obligations owed to Paralex under the Marban Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marban to JHU.

Paralex agreed to pay CCI US$100,000 per year for Dr. Marban's services under the Marban Agreement, plus reimbursement of certain expenses.

The Marban Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marban Agreement also provides that it will automatically terminate in the event Dr. Marban is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Regulatory Environment

See "Business of the Company - Regulatory Environment".

Significant Acquisitions and Significant Dispositions

The only significant acquisition or dispositions made by Paralex are pursuant to the Johns Hopkins Licence and the ILEX Licence, described elsewhere herein.

Selected Financial Information and Management's Discussion and Analysis

The following table sets forth selected financial data for Paralex which has been derived from the financial statements of Paralex prepared in accordance with US GAAP which conform, in all material respects, to Canadian GAAP. This financial data should be read in conjunction with Paralex's financial statements and notes thereto and "Management's Discussion and Analysis" below.

          ============================================================
                                                       Period Ended
                                                    November 30, 2001
                                                    in U.S. dollars(1)
          ------------------------------------------------------------
          OPERATING DATA
             Revenue                                              Nil

          ------------------------------------------------------------
          Expenses
             General and administration expenses              233,982
             Amortization                                       6,452
             Total:                                           240,434
          ------------------------------------------------------------
          Net Loss for the period                             240,434
          ------------------------------------------------------------
          Basic and diluted loss per Cardiome Share     $        0.06
          ------------------------------------------------------------
          Weighted average number of outstanding
           shares(1)                                        3,710,000
          ------------------------------------------------------------
          BALANCE SHEET DATA
          Assets
             Current assets                             $      23,042
             Other assets                                     354,148
             Total assets:                              $     377,190

          Long term liabilities                               100,000
          Shareholders' Equity
             Share capital                                      4,000
             Deficit                                         (240,434)
                                                             (236,434)
          ============================================================

          (1)   From January 26, 2001 (date of incorporation) to
                November 30, 2001.

Management's Discussion and Analysis

Period from January 26, 2001 (date of incorporation) to November 30, 2001
-------------------------------------------------------------------------

As Paralex was incorporated on January 26, 2001 with the current period being its first fiscal year, no comparison to the prior fiscal year can be made. Paralex incurred a net loss of US$240,434 (US$0.06 per common share) for the period ended November 30, 2001. Paralex had no income or revenue during the period ended November 30, 2001. The net loss resulted from US$233,982 of general and administration expenditures and US$6,452 of amortization costs during the period. The general and administration expenditures were primarily related to business development and start-up costs.

Dividends

Paralex has not, since the date of incorporation, declared or paid any dividends on its Paralex Shares and does not currently intend to pay dividends.

Description of Share Capital of Paralex

The authorized share capital of Paralex consists of 20,000,000 shares of Common Stock, with US$0.001 par value per share, of which there are 4,000,000 shares of Common Stock issued and outstanding (3,400,000 for cash and 600,000 for the Johns Hopkins License), and 5,000,000 shares of Preferred Stock, of which none are issued and outstanding.

Common Stock

The shares of Common Stock rank equally within their class as to dividends, voting rights, participation in assets and in all other respects. The issued shares are not subject to call or assessment nor pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Stock

The authorized shares of Preferred Stock in the capital of Paralex are issuable in one or more series. The shares of Preferred Stock are entitled to priority over the shares of Common Stock with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of Paralex. The shares of Preferred Stock are subject to the rights and restrictions attached to the shares of Preferred Stock in Paralex's By-Laws.

Paralex Shareholders

Paralex currently has 4 million shares of Common Stock and no shares of Preferred Stock outstanding. The Paralex Shares are held by the following persons:

                                                                            Percentage of Paralex Shares
Shareholder                                     Number of Shares               Owned Before Acquisition
-----------                                     ----------------               ------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald
2000 Family Trusts                                  951,750                                23.79%

Dr. Eduardo Marban                                  610,000                                15.25%

Fred Mermelstein, Ph.D.                             454,000                                11.35%

The Johns Hopkins University Medical Center         390,000                                 9.75%

Lindsay A. Rosenwald 2000 Irrevocable Trust(1)      309,000                                 7.73%

Elizabeth Rogers, M.D.                              221,416                                 5.53%

Bradley Rogers                                      221,417                                 5.54%

Merideth Rogers                                     221,417                                 5.54%

33 Others(2)                                        621,000                                15.52%
                                                  ---------                               -------
Total Outstanding Shares:                         4,000,000                               100.00%
                                                  =========                               =======


(1)   Jay Lobell is the trustee.
(2) All other shareholders each own less than 5% of the Paralex Shares. Options to Purchase Securities

As at the date hereof, there are no outstanding options to purchase securities in the capital of Paralex.

Prior Sales

Particulars of the share capital of Paralex and the prices at which Paralex securities have been sold within the last 12 months are as follows:

                                                                     Price
                                   Number of Issued Securities    per Security       Total Consideration
                                   ---------------------------    ------------       -------------------
Prior Sales of Securities                  3,400,000(1)            US$0.001               US$3,400
Within Last 12 Months                        600,000(2)            US$0.001               US$  600

(1)   These shares were issued for cash.
(2)   These shares were issued as a partial consideration for the JHU Licence.

Escrowed Securities

As at the date hereof, there are no securities of Paralex subject to any escrow arrangements.

Principal Shareholders

To the knowledge of the directors and senior officers of Paralex, the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting shares of Paralex are as follows:

Name and                                                                       Percentage of Paralex Shares
Municipality of Residence                        Number of Paralex Shares         Owned Before Acquisition
-------------------------                        ------------------------         ------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald         1,260,750                             31.5%
2000 Family Trusts and the Lindsay Rosenwald
2000 Irrevocable Trust

Dr. Eduardo Marban                                       610,000                             15.25%

Fred Mermelstein                                         454,000                             11.35%

Directors and Officers

Names, Address, Occupation and Security Holding

The names and municipality of residence of each of the directors and officers of Paralex, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of shares of Paralex are as follows:

=======================================================================================================
                                                                           Number of
      Name, Position,               Principal Occupation                     Paralex     % of Paralex
Municipality of Residence          for last Five Years(1)                 Shares Owned   Shares Owned
-------------------------------------------------------------------------------------------------------
Mark C. Rogers, M.D.           President, Paramount Capital, Inc.,           Nil(1)         Nil
New Canaan, Connecticut        from 1998 to present. Prior to that,
Chairman and Chief Executive   Senior Vice President of Mergers and
Officer                        Acquisitions of Perkin-Elmer
                               Corporation.

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------
Fred H. Mermelstein Ph.D.      Director of Venture Capital, Paramount    454,000           11.35%
Upper Montclair, New Jersey    Capital, Inc., 1996 to present.
President and Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------
Michael Weiser, M.D., Ph.D.    Director of Research, Paramount           137,000            3.43%
New York, New York             Capital, Inc., 1998 to present.
Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------
David M. Tanen                 General counsel and Associate Director,    75,000            1.88%
New York, New York             Paramount Capital, Inc., 1996 to present.
Secretary and Director

Director since January 26, 2001
-------------------------------------------------------------------------------------------------------
John Knox                      Controller, Paramount Capital, Inc. and     7,500            0.19%
New York, New York             Paramount Capital Investments LLC since
Treasurer                      1995.
=======================================================================================================

(1)   Dr. Rogers' spouse, Elizabeth Rogers owns 221,416 Paralex Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Paralex is, or has been within the past ten years, a director, officer or promoter of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied Paralex access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer, promoter or control person of Paralex has, within the ten years prior to the date of this Prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of Paralex is, or has, within the ten years prior to the date of this Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers, promoters and other members of management of Paralex also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with Paralex. Conflicts, if any, will be subject to the procedures and remedies under the General Corporation Law of the State of Delaware. See also "Information Concerning Paralex, Inc. - Interest of Management and Others in Material Transactions".

Management

Mark C. Rogers, M.D., Chairman and Chief Executive Officer. Dr. Rogers, currently serves as President of Paramount and Paramount Capital Investments, LLC ("PCI"), a biotechnology, biomedical and biopharmaceutical merchant banking firm, as well as the Paramount Capital Asset Management, Inc. ("PCAM"). PCAM serves as the general partner and/or investment manager of the Aries group of funds. Dr. Rogers is also a member of Orion Biomedical GP, LLC ("Orion Biomedical"), which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (NasdaqNM: GNTA), a company specializing in anti-sense drugs for cancer, as well as several privately held corporations, including Innovative Drug Delivery Systems, Inc. ("IDDS") of which he is Chairman. Dr. Rogers has also been selected as advisor to the New York City Biotechnology Emerging Industries Fund.

Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at JHU, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine.

While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation "(Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

At Paramount, Dr. Rogers has been involved in the creation and growth of several start-up companies, including PolaRx BioPharmaceuticals, Inc. ("PolaRx") and IDDS. Dr. Rogers served as Chairman of the Board of PolaRx, which had acquired the rights to arsenic trioxide for the treatment of Acute Promyelocyric Leukemia ("APL"). Following NDA submission, PolaRx was sold to Cell Therapeutics, Inc. (NasdaqNM: CTIC).

Dr. Rogers received his M.D. from Upstate Medical Centre and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers devotes only a portion of his time to Paralex's business.

Fred H. Mermelstein, Ph.D., President and Director. Dr. Mermelstein serves as Director of Venture Capital at Paramount where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ('"Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Bean Foundation. Dr. Mermelstein is also a member of Orion Biomedical. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, two patents, and recipient of several research grants from both the US Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein devotes only a portion of his time to Paralex's business.

Michael Weiser, M.D., Ph.D., Director. Dr. Weiser is currently the Director of Research of PCAM, where he is responsible for the scientific, medical and financial evaluation of biomedical technologies and pharmaceutical products. Dr. Weiser is also a director of IDDS and a member of Orion Biomedical. Prior to joining PCAM, Dr. Weiser performed his post-graduate medical training in the Department of Obstetrics and Gynecology and Primary Care at New York University Medical Centre. Dr. Weiser is a member of The National Medical Honor Society and is a member of numerous scientific and medical societies. In addition, Dr. Weiser has received awards for both academic and professional excellence and is published extensively in both medical and scientific journals. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine. Dr. Weiser completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and received his B.A. in Psychology from the University of Vermont. Dr. Weiser devotes only a portion of his time to Paralex's business.

David M. Tanen, Secretary and Director. Mr. Tanen currently serves as Associate Director and General Counsel of Paramount. Mr. Tanen is also a member of Orion Biomedical. Mr. Tanen also serves as an officer and/or director of several other privately held development stage biotechnology companies and hedge funds, including IDDS. Mr. Tanen received his B.A. from the George Washington University and his J.D. from Fordham University School of Law. Mr. Tanen devotes only a portion of his time to Paralex's business.

John Knox, CPA, Treasurer. Mr. Knox has served as the Controller of Paramount and Paramount Capital Investments, LLC since March 1995. He also serves as Treasurer of MTR Technologies, Inc., a privately held biotechnology company. In March 2001, he became controller for the Orion Funds, which are domestic and offshore private equity funds that invest in biotechnology companies. Previously, Mr. Knox worked as an auditor for Richard A. Eisner & Company, a public accounting firm from August 1992 to February 1995. In 1991, Mr. Knox graduated with distinction from Emory University with a Bachelor of Business Administration Degree in Accounting. Mr. Knox devotes only a portion of his time to Paralex's business.

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the Board of Directors of Paralex, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of Paralex or of a subsidiary of Paralex who performed a policy-making function in respect of the company, whether or not the officer is also a director of Paralex or a subsidiary of Paralex.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of Paralex' four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the period of January 26, 2001, the date of incorporation, to November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the period of January 26, 2001 (date of incorporation) to November 30, 2001.

"Long term incentive plan" ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Paralex or an affiliate of Paralex, or the price of Paralex's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock appreciation right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the shares of common stock.

During the period of January 26, 2001 (date of incorporation) to November 30, 2001, Paralex had one Named Executive Officer, Dr. Mark Rogers, the Chief Executive Officer and a director of Paralex.

Summary of Compensation

The following table is a summary of the compensation paid by Paralex to its Named Executive Officer during the period of January 26, 2001 (date of incorporation) to November 30, 2001.

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Mark Rogers              2001            Nil             Nil              Nil         Nil          Nil          Nil      Nil
Chief Executive
Officer
-----------------------------------------------------------------------------------------------------------------------------------

(1) The financial period was from January 26, 2001 (date of incorporation ) to November 30, 2001. No compensation has been paid to Dr. Rogers subsequent to November 30, 2001.

Long Term Incentive Plan (LTIP) Awards

Paralex has not granted any LTIP's since incorporation.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of Paralex for the director's services as a director during the period January 26, 2001 (date of incorporation) to the date hereof.

Paralex has no standard arrangement pursuant to which directors are compensated by Paralex for their services in their capacity as directors.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the period from incorporation to November 30, 2001, no incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted since incorporation.

Termination of Employment, Changes in Responsibility and Employment Contracts

Paralex has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer of Paralex to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Indebtedness of Directors and Executive Officers

No directors or officers of Paralex, or any of their respective associates or affiliates, are or have been indebted to Paralex at any time since the date of incorporation on January 26, 2001 to the date hereof.

Legal Proceedings

To the knowledge of Cardiome, Paralex is not a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of Paralex.

Interest of Management and Others in Material Transactions

There are no material transactions of Paralex during the period of January 26, 2001 (date of incorporation) to the date of this Prospectus in which any director or senior officer, or any principal stockholder of Paralex has an interest except as follows:

Several trusts established by Lindsay A Rosenwald, M.D. have a substantial equity interest in Paralex. Dr. Rosenwald is the Chairman of Paramount, which is serving as a finder on behalf of Cardiome in the Acquisition, and will also serve as a placement agent in respect of the Financing. Dr. Rosenwald is also Chairman and sole stockholder of Paramount Capital Investments, LLC ("PCI"), a merchant banking and venture capital firm specializing in biotechnology companies and Paramount Capital Asset Management ("PCAM"). Mark C. Rogers, M.D., Chairman and CEO of Paralex, is also President of Paramount, PCI and PCAM. Generally, Delaware corporate law requires that any transactions between Paralex and any of its affiliates be on terms that, when taken as a whole, are substantially as favourable to Paralex as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, none of such affiliates, Paramount, PCI or PCAM is obligated pursuant to any agreement or understanding with Paralex to make any additional products or technologies available to Paralex, nor can there be any assurance, and Paralex does not expect that any biomedical or pharmaceutical product or technology identified by such affiliates, Paramount, PCI or PCAM in the future will be made available to Paralex. In addition, certain of the current officers and directors of Paralex or certain of any officers or directors of Paralex hereafter appointed may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with those of Paralex. Dr. Rosenwald has also guaranteed Paralex's US$210,000 line of credit with Bank of America. See "Information Concerning Paralex, Inc. - Material Contracts" below for additional details.

Auditors

Paralex's auditor, is Ernst & Young LLP., Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

Material Contracts

The material contracts entered into since January 26, 2001 (date of incorporation) to the date of this Prospectus by Paralex are as follows:

1. Promissory Note (the "Note") dated November 1, 2001 between Paralex and Bank of America which gives Paralex a line of credit for up to US$210,000. The facility bears interest at 4.40% per annum and is due on December 20, 2002. Paralex is seeking to increase the facility to up to approximately US$490,000. The loan will be repaid from the proceeds of the Financing. The
     Note is guaranteed by Lindsay A. Rosenwald. M.D.

2. Johns Hopkins Licence. See "Information Concerning Paralex, Inc. - Intellectual Property - Johns Hopkins Licence".

3. ILEX Licence. See "Information Concerning Paralex, Inc. - Intellectual Property - ILEX Licence".

4. Marban Agreement. See "Information Concerning Paralex, Inc. - Consulting Agreement with Dr. Eduardo Marban, M.D., Ph.D."

5. Acquisition Agreement. See "Acquisition of Paralex, Inc. - Summary of Acquisition Agreement".

                                 USE OF PROCEEDS

Funds Available

The Company has, as of December 31, 2001, the following funds available for its use (the "Funds Available"):

    Net Proceeds collected from sale of Special Warrants (1)        $   955,558
    Estimated working capital, excluding the above Net Proceeds
      as of December 31, 2001                                       $ 2,106,442
                                                                    -----------

    Total Funds Available, being estimated working capital as
      at December 31, 2001                                          $ 3,062,000
                                                                    ===========

Principal Purposes

The Funds Available are intended to be utilized by the Company as follows:

    RSD1235 Project, Phase II trial for IV application (2)        $ 1,887,000(4)
    Patents (3)                                                       200,000
    Working capital to fund ongoing operations and administration     975,000
                                                                  --------------

    TOTAL:                                                        $ 3,062,000
                                                                  ===========

(1) Net of estimated Offering expenses of $145,042, including a cash fee of $28,042 paid by the Company to the finder. See "Plan of Distribution".

(2) See "Business of the Company - Products Under Development - Current Projects - RSD1235 Project".

(3)   See "Business of the Company - Patents and Proprietary Protection".

(4) Estimated remaining cost as at December 31, 2001, based upon the projected cost of $2,300,000 for the Phase II clinical trial.

The Company will spend the Funds Available to further the business objectives as listed above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

                                     RISK FACTORS

For the purpose of this Risk Factors section, "Company" refers to Cardiome and its subsidiaries, including, but not limited to, Paralex. Investment in the securities offered under this Prospectus must be considered highly speculative due to the nature of the business of the Company and its present stage of development. Specific risk factors to be considered by a prospective investor include, but are not limited to, the following:

The Company has no developed or approved products. The Company is in the early development stage and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's proposed products are currently in the research and development stage and little or no revenues have been generated to date from product sales, nor are any product revenues expected for at least the immediate future, if ever. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business. The risks include, but are not limited to the possibilities that any or all of the Company's potential products will be found to be ineffective or, that the products, once developed, although effective, are not economical to market, that third parties hold proprietary rights that preclude the Company from marketing such products or that third parties market superior or equivalent products or the Company fails to receive necessary regulatory clearances for its proposed products. To achieve profitable operations, the Company must successfully develop, obtain regulatory approval for, introduce and successfully

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market, at a profit, products that are currently in the research and development phase. Most of the pre-clinical research and clinical development work and testing for the Company's product candidates remains to be completed. The
Company is currently not profitable, and no assurance can be given that the Company's research and development efforts will be successful, that required regulatory approvals will be obtained, that any product will be safe and effective, that any products, if developed and introduced, will be successfully marketed or achieve market acceptance or that products can be marketed at prices that will allow profitability to be achieved. Failure of the Company to successfully develop, obtain regulatory approval for, or introduce and market its products under development would have a material adverse effect on the business, financial condition and results of operations of the Company.

This Prospectus includes estimates by the Company and Paralex of the number of patients who have received or might have been candidates to use a specific product of the Company or Paralex. There can be no assurance that such estimates accurately reflect the true market or the extent to which such product, if successfully developed, will actually be used by patients. Furthermore, there can be no assurance that the Company's or Paralex's sales of such product, if any, for such uses will be profitable even if patient use occurs.

Limited Revenues; History of Significant Losses; Accumulated Deficit. The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Company has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $6,495,636, $4,451,320, and $5,168,419 for the years ended November 30, 2000, 1999, and 1998 respectively, and $5,217,952 and $4,294,844 for the nine month periods ending August 31, 2001 and 2000 respectively. The Company's revenues were $723,352 for the year ended November 30, 2000, and $546,713 for the nine months ending August 31, 2001. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations.

Paralex has a history of operating losses and accumulated deficit and there is no certainty that Paralex will ever achieve profitability. Paralex has incurred operating losses since its inception in January 2001. As of November 30, 2001, Paralex's accumulated deficit was approximately US$240,434 which amount has increased to date. To date, Paralex has relied on its founders to fund its operations. Paralex expects to incur significant increasing operating losses over the next several years, primarily due to the expansion of its research and development programs, including pre-clinical studies and clinical trials for its products under development. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Paralex's ability to achieve profitability depends upon its ability to discover and develop products, obtain regulatory approval for its proposed products, and enter into agreements for product development, manufacturing and commercialization. There can be no assurance that Paralex will ever achieve any revenue or profitable operations from the sale of its proposed products.

Future Capital Needs; Uncertainties of Additional Funding. The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development projects; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development projects, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

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Volatility of Share Price. The market prices for the securities of biotechnology companies, including the Company's, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. See "Price Range and Trading Volumes of Common Shares". Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Cardiome Shares.

No Assurance of Regulatory Approval and Potential Delays. The pre-clinical studies and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the HPB and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

The attractiveness of the Acquisition depends in part upon the ability to use the safety and efficacy data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of CHF. There can be no assurance that the FDA will accept this prior clinical data for the CHF application or that Paralex will be able to proceed with Phase II studies with oxypurinol for CHF.

No Assurance of Market Acceptance. There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the

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medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition. The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's projects. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Dependence Upon Key Personnel. The Company and Paralex are dependent on certain key directors, officers, employees, consultants and scientific advisors, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any of its officers, employees or consultants. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others. The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Specifically, the rights to oxypurinol are held by Paralex under licence pursuant to the Johns Hopkins Licence and the ILEX Licence. Although the Company and Paralex have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company and Paralex will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection. The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The composition of matter patents for oxypurinol, Paralex's key drug candidate, have expired. In order to obtain patent protection surrounding oxypurinol, Paralex will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of

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Page 48

third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of a third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators of if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth. The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations. In particular, the anticipated benefits of the Acquisition will not be achieved unless Cardiome and Paralex are successfully combined in a smooth and timely manner (Paralex and Cardiome may be referred to herein as the "Combined Company"). That combination will require integration of the Combined Company's research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies. Moreover, the management of the Combined Company may include personnel who are not currently employed by either Cardiome or Paralex. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the ability of the Combined Company to successfully pursue the development of the drug candidates expected to be retained by the Combined Company. Moreover, the costs of the Acquisition (including redundant operating costs that may be incurred for a period of time following consummation of the Acquisition) may be substantial. In addition, the rate at which cash is used by the Combined Company may exceed the rate at which cash is presently used by either Cardiome or Paralex. The risks associated with the absorption by the Combined Company of these expenses and ongoing cash requirements will increase the pressure on the Combined Company to achieve synergistic cost reductions as rapidly as possible and, if the Combined Company is unable to do so, its financial position may be impaired. There can be no assurance of the extent to which cost savings and efficiencies will be achieved by the Combined Company. Moreover, although the companies believe that beneficial synergies will result from the Acquisition, there can be no assurance that combining the two companies' businesses, even in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently.

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Control by Current Officers, Directors and Principal Stockholders. Upon closing of the Acquisition and the Financing, the directors, executive officers and principal shareholders of the Company will own a significant percentage of the outstanding Cardiome Shares. Accordingly, the Company's executive officers, directors, principal shareholders will have the ability to exert substantial influence over the election of the Company's Board and the outcome of issues submitted to the Company's shareholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise recover a premium for their shares over their current market prices.

Uncertainty of Listing on Nasdaq. After the Acquisition, for the Cardiome Shares to be listed on the Nasdaq National Market or the Nasdaq Small Cap Market, or the American Stock Exchange, the Company will have to meet significant listing requirements. The Company intends to effect the Share Consolidation for the purpose of complying with certain of these requirements. There can be no assurance that the Company will meet these listing requirements or be able to meet the requirements for continued listing.

No Assurance of Successful Manufacturing. The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace. The Company intends to contract with ILEX or others for the manufacture of oxypurinol. The Company may need to contract with additional manufacturers. There can be no assurance, however, that the Company will be able to identify and qualify any such manufacturers, and, if able to do so, that any such manufacturing agreements will contain terms that are favourable to the Company, if at all. The Company has and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. There can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity and quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Delays from Non-compliance with Good Manufacturing Practices. The manufacture of the Company's pharmaceutical products, if any, will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing. Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

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Dependence on and Management of Future Corporate Collaborations. The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of its pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development projects or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure from Product Liability Claims. The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.
Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Company has secured product liability coverage for the Phase I and II clinical trials of RSD1235. The Company also has liability coverage for the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

The Company may encounter risks associated with the use of hazardous materials. The Company's research and development may involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state, provincial, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, provincial, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or

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that the Company's business, financial condition and results of operations will not be material, and adversely affected by the current or future environmental laws or regulations.

The Company will experience uncertainty of product pricing, reimbursement and related matters. The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company's potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which the Company conducts its business. Such changes also could have a material adverse effect on the Company's ability to raise capital. Moreover, the Company's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore significant uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis. Finally, given the above potential market constraints on pricing, the availability of competitive products in these markets may further limit the Company's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of the Company's products, the market acceptance of the Company's products would be adversely affected.

Dilution. The completion of the Acquisition and the Financing and the exercise of warrants and issuance of shares and the completion of further equity financings, if available, will result in substantial dilution to Cardiome Shareholders. See "Dilution".

Conflicts of Interest. Certain directors and officers of the Company and Paralex may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company or Paralex may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of directors of the Company or Paralex, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. See also "Information Concerning Paralex, Inc. - Interest of
Management and Others in Material Transactions".

No Dividends. To date, the Company has not paid any dividends on the Cardiome Shares and does not intend to declare any dividends in the foreseeable future.

                          DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of Cardiome Shares are as follows:

=======================================================================================================
                                                                    Cardiome Shares     Percentage of
                                                                      Beneficially      Common Share
                                                                      Owned or Over       Ownership
                                                                     Which Control or   After Giving
Name and Municipality            Principal Occupation                  Direction is     Effect to the
     of Residence               for last Five Years(1)                 Exercised (2)     Offering (3)
-------------------------------------------------------------------------------------------------------
MICHAEL J. A. WALKER, Ph.D.    Professor of Pharmacology at the        2,295,400(4)        5.57%
Vancouver, B.C.                University of British Columbia; also
Chairman of the Board and a    the President of Rhythm-Search.
Director of Company; President
and Director of Rhythm-Search;
Director of Atriven

Director since 1992
-------------------------------------------------------------------------------------------------------
ROBERT W. RIEDER, M.B.A.       President and CEO of the Company          144,600           0.35%
Vancouver, B.C.                since April 1998; also the President
President, Chief Executive     and CEO of Atriven. Previously he
Officer and a Director of      was Vice-President at MDS
Company; President, Chief      Ventures Pacific Inc.
Executive Officer and a
Director of Atriven

Director since 1997
-------------------------------------------------------------------------------------------------------
ALAN M. EZRIN, Ph.D.           Chief Scientific Officer of the               Nil            N/A
Miami, Florida.                Company since January 2001.
Chief Scientific Officer       Previously he was the acting CEO
and Director of Company        and then Chief Scientific Officer of
                               ConjuChem Inc.

Director since 2001
-------------------------------------------------------------------------------------------------------
CLIVE PETER PAGE, Ph.D.        Professor of Pharmacology at                  Nil            Nil
London, UK                     King's College, London, England.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------
COLIN ROGER MALLET             Consultant; formerly the President            Nil            Nil
Vancouver, B.C.                of Sandoz Canada.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------
ALLEN IAN BAIN, Ph.D.          President and CEO of Immune                18,000           0.04%
Vancouver, B.C.                Network Ltd., a publicly traded
Director of Company;           corporation, since May 1999. From
Corporate Secretary of         March 1997 to April 1998, he was
Rhythm-Search                  President of the Company.

Director since 1996
-------------------------------------------------------------------------------------------------------
OH KIM SUN, C.P.A.,            Group Executive Director,                     Nil            Nil
Kuala Lumpur, Malaysia         Chemical Company of Malaysia
Director of Company            Berhad.

Director since 1997
-------------------------------------------------------------------------------------------------------
DARRELL ELLIOTT                From August 1999, Senior Vice                 Nil            Nil
North Vancouver, B.C.          President, MDS Capital Corp.; prior
Director of Company            thereto, President of Isuma
                               Strategies; and from 1989 to August
                               1998, Regional Vice President of
                               Royal Bank Capital Corporation

Director since 1999
-------------------------------------------------------------------------------------------------------

=======================================================================================================
                                                                    Cardiome Shares     Percentage of
                                                                      Beneficially      Common Share
                                                                      Owned or Over       Ownership
                                                                     Which Control or   After Giving
Name and Municipality            Principal Occupation                  Direction is     Effect to the
     of Residence               for last Five Years(1)                 Exercised (2)     Offering (3)
-------------------------------------------------------------------------------------------------------
GREGORY N. BEATCH, Ph.D.       Vice President, External Affairs of     50,000              0.12%
Vancouver, B.C.                the Company, July 2001 to present;
Vice-President, External       Vice-President, Research of the
Scientific Affairs of Company  Company June 1997 to July 2001,
                               and Head of Pharmacology of the
                               Company since September 1996;
                               previously a Research Scientist for
                               the Drugs Directorate of the Health
                               Protection Branch.

-------------------------------------------------------------------------------------------------------
CHRISTINA YIP, C.M.A.          Acting Chief Financial Officer of        1,600               N/A
Burnaby, B.C.                  the Company, December 2000 to
Acting CFO, Director of        present; Corporate Secretary and
Finance & Administration       Director of Finance and
and Corporate Secretary of     Administration of the Company,
Company                        September 2000 to present;
                               Financial Controller of the
                               Company, September 1998 to
                               September 2000; Chief Accountant,
                               West African Minerals Group, 1996
                               to 1998.

-------------------------------------------------------------------------------------------------------

(1) See "Business of the Company - Directors and Officers" for additional disclosure.

(2)   As at January 10, 2002.

(3) Including the Cardiome Shares to be issued upon exercise of the Special Warrants and Warrants but excluding Finder's Warrants. Reference should be made to "Capitalization - Options and Other Rights to Purchase Securities
      - Incentive Stock Options" for details of the options expected to be held by the directors as of the conclusion of the Offering. Does not take account of any shares to be issued pursuant to the Acquisition or the Financing.

(4) Held by Magic Bullets Enterprises Ltd., a wholly-owned subsidiary of 554238 B.C. Ltd., of which Dr. Walker is a director, officer and controlling shareholder. Drs. Page and Bain are also directors and minority shareholders and Dr. Bain is an officer of 554238 B.C. Ltd.

(5) Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, a major shareholder of Cardiome.

Directors

All directors of the Company will hold office until the next annual general meeting of the Company unless they earlier resign or are removed by the shareholders by special resolution. For a description of the Committees of the Board of Directors and the members of such Committees see "Business of the Company - Board Committees".

Aggregate Ownership of Securities

As at January 10, 2002, and assuming exercise or deemed exercise of the Special Warrants, the aggregate number of Cardiome Shares that are beneficially owned, or directly or indirectly controlled, by all directors and officers of the Company as a group is 2,509,600 Cardiome Shares, representing approximately 6.1% of the total issued and outstanding Cardiome Shares prior to the Offering and 5.8% of the total issued and outstanding Cardiome Shares after giving effect to the Offering, excluding the exercise of the Finder's Warrants and all other outstanding options and warrants.

Other Reporting Companies

The directors and officers of the Company who have been directors or officers of other Canadian reporting issuers within the five years prior to the date of this Prospectus, including the periods during which they acted in such capacity are as follows:

===================================================================================================================
Name of Individual       Name of Reporting Company                    Position                Term of Office
-------------------------------------------------------------------------------------------------------------------
Robert W. Rieder         Micrologix Biotech Inc.                      Director           Oct. 1994 - Present
                         StressGen Biotechnologies Corp.              Director           Feb. 1992 - May 2000
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet       Micrologix Biotech Inc.                      Director           Dec. 1995 - Present
                         Axcan Pharma Inc.                            Director           Nov. 1995 - Present
                         Anormed Inc.                                 Director           May 1996 - Present
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Allen I. Bain            Immune Network Ltd.                          Director           May 1999 - Present
                                                                      President          May 1999 - Present
                         Azure Dynamics Inc.                          Director           Apr. 2001 - Aug. 2001
-------------------------------------------------------------------------------------------------------------------
Kim Sun Oh               Immune Network Ltd.                          Director           Jan. 2000 - Present
-------------------------------------------------------------------------------------------------------------------
Darrell Elliott          Inex Pharmaceuticals Inc.                    Director           Aug. 1995 - Present
                         A.R.C. Resins International Corp.            Director           April 1996 - Present
                         Chromos Molecular Systems Inc.               Director           June 1996 - Present
                         GenSci Regeneration Sciences Inc.            Director           Feb. 1997 - Aug. 1998
                                                                      Director           Dec. 1999 - Present
                         Star Biotech Inc. (formerly Biostar Inc.)    Director           Jan. 1998 - Aug. 1998
                                                                      Director           Sept. 1999 - Present
                         Stressgen Biotechnologies Corp.              Director           Jan. 2000 - Present
                         Peace Arch Entertainment Group Inc.          Director           July 1998 - May 2000
                         Consolidated Envirowaste Industries Inc.     Director           May 1996 - Sept. 1999
                         Develcon Electronics Ltd.                    Director           Nov. 1995 - May 1999
-------------------------------------------------------------------------------------------------------------------

None of the directors or officers of the Company have been directors, officers or promoters of other British Columbia reporting issuers during the five years prior to the date of this Prospectus.

Corporate Cease Trade Orders or Bankruptcies

A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements, which order was lifted on December 28, 2000.

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past 10 years:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of the Company is or has, within the preceding 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. Reference should be made to specific disclosure under the heading "Directors and Officers - Other Reporting Companies". All such possible conflicts are required to be disclosed in accordance with the requirements of the Company Act (British Columbia) and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

Scientific Advisory Board

The Company receives guidance from its scientific advisory board, primarily to assist the Company in analysing its product candidates. See " Business of Company - Scientific Advisory Board". Drs. Barnes and Aberg are each paid the sum of US$8,500 per annum for their services as advisory board members. Dr. Nattel is paid the sum of US$10,000 per annum for his services as Chair of the antiarrhythmic advisory board. Dr. Morganroth is presently not paid for his services as an advisory board member. The members are selected by management based on their expertise in the therapeutic area under review by the Company.

Consulting Arrangements

As discussed above under "Business of the Company - Employees", the Company operates as a "semi-virtual" organization. Given the small, core team of scientists and staff maintained by the Company, a significant amount of the specialized work required by the Company for its projects is contracted out.

                   INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, or any of their respective associates or affiliates, are or have been indebted to the Company at any time since the commencement of its 2000 fiscal year.

                              PAYMENTS TO INSIDERS

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or a subsidiary of the Company.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

"Long term incentive plan" ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of the Company's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock appreciation right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Cardiome Shares.

During the fiscal year ended November 30, 2001, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation

The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000, and 1999.

              Summary Compensation Table

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-    SARs(1)         Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder             2001          $241,250         Nil              Nil       30,000          Nil          Nil      Nil
President and CEO            2000          $200,000         Nil              Nil      455,000          Nil          Nil      Nil
                             1999          $200,000         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin(3)             2001          $258,836         Nil              Nil      780,000          Nil          Nil  $60,000(7)
CSO                          1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil
                             1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch(4)         2001          $140,000         Nil              Nil          Nil          Nil          Nil      Nil
Vice President,              2000          $131,333         Nil              Nil       65,000          Nil          Nil      Nil
External Scientific          1999          $125,000         Nil              Nil          Nil          Nil          Nil  $ 7,400
Affairs

-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson(5)             2001          $105,000         Nil              Nil          Nil          Nil          Nil      Nil
Director of Pharmacology     2000          $ 21,875(5)      Nil              Nil       75,000          Nil          Nil  $10,000(7)
                             1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Grace Jung (6)               2001          $104,833         Nil              Nil        7,500          Nil          Nil      Nil
Senior Director, Research    2000          $ 96,583         Nil              Nil       25,000          Nil          Nil      Nil
                             1999          $ 90,333         Nil              Nil          Nil          Nil          Nil      Nil
===================================================================================================================================

(1) All securities are under options granted during the year covered. No SARs have been granted.
(2)   The Company does not currently have an LTIP.
(3) Dr. Ezrin was hired by the Company in January 2001 at a base salary of US$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was CDN$258,836.
(4) Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(5) Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6) Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.
(7)   This sum represents relocation expenses paid.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Market
                                                                                                 Value of
                                                                % of Total                      Securities
                                                  Securities      Options                       Underlying
                                                     Under       Granted to                     Options on
                                                    Options      Employees       Exercise or    the Date of
                                  Date of           Granted      in Fiscal        Base Price        Grant     Expiration
         Name                      Grant              (#)          year          ($/Security)   ($/Security)      Date
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                 Aug 22/01          30,000          2.01%           $0.75          $0.72(1)   Aug 21/06
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                    Jan 30/01         750,000         50.34%           $0.73          $0.89(1)   Jan 29/07
                                 Aug. 22/01         30,000          2.01%           $0.75          $0.72(1)   Aug 21/06
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                       Aug. 22/01          7,500          0.56%           $0.75          $0.72(1)   Aug. 21/07
-------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Cardiome Shares on the TSE on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-------------------------------------------------------------------------------------------------------------------------
                                                                         Unexercised           Value of Unexercised In-
                                                                        Options/SARs at         the-Money Options/SARs
                                 Securities                           Fiscal year-end (#)      at Fiscal year-end ($)(1)
Name of Executive                Acquired on                             Exercisable/                 Exercisable/
Officer                          Exercise (#)     Value Realized ($)    Unexercisable                Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                    -                  -              763,000/422,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                       -                  -              280,000/500,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                   -                  -              115,000/ 65,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                       -                  -               20,000/ 75,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                          -                  -               60,000/ 22,500                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------


(1) The market value of the Cardiome Shares on the TSE was $0.66 at fiscal year-end, November 30, 2001.
(2) The exercise or base price of these options exceeded the market value of the Cardiome Shares at fiscal year-end and hence these options were not in-the-money.

Pension Plans

The Company does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it did not pay or distribute any non-cash compensation during the fiscal year ended November 30, 2001, other than the granting of stock options.

Compensation of Directors

During the fiscal year ended November 30, 2001, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

-----------------------------------------------------------------------------------------------------
                             Directors fees   All Other Compensation      Securities Under Option(3)
Name of Director                    ($)                 ($)
-----------------------------------------------------------------------------------------------------
Michael J.A. Walker                 5,000           79,167(1)(2)             30,000
-----------------------------------------------------------------------------------------------------
Clive P. Page                      10,000           35,065(1)(2)             30,000
-----------------------------------------------------------------------------------------------------
Allen I. Bain                       5,000              Nil(2)                30,000
-----------------------------------------------------------------------------------------------------
Colin R. Mallet                    10,000            6,500(1)                30,000
-----------------------------------------------------------------------------------------------------
Kim Sun Oh                          5,000              Nil                   30,000
-----------------------------------------------------------------------------------------------------
Darrell Elliott                    10,000            9,500(1)                30,000
-----------------------------------------------------------------------------------------------------

(1)   Consulting fees or meeting fees.

(2)   The Company paid $30,539 for contract research services to Pneumolabs
       (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.

(3) Granted on August 22, 2001 at an exercise price of $0.75 per share. The closing price of the Cardiome Shares on the TSE on the date of grant was $0.72. The expiry date of these options is August 21, 2006.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 Cardiome Shares. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Employment Contracts of Named Executive Officers

The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder
----------------

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin
-------------

Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 750,000 incentive stock options of which 250,000 vested on the date of employment and the remaining 500,000 will vest upon the achievement of annual milestones. He receives three weeks of paid vacation and cash allowance of US$30,000 each year.

Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Dr. Ezrin is entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr.Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch
-----------------

Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000 and July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon one months written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 18 months' salary.
In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant, if Dr. Beatch is terminated or dismissed without cause.

Barry Johnson
-------------

Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Johnson's employment agreement has an indefinite term and may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

Grace Jung
----------

Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Dr. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal monthly installments. Dr. Jung is also eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. She is also eligible for grants of incentive stock options as determined by the Board. Dr. Jung receives four weeks of paid vacation each year.

Dr. Jung's employment agreement may be terminated by either party upon three months' written notice and she will be entitled to receive any salary owed up to the date of termination.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Interest of Management and Others in Material Transactions

No director, officer or principal shareholder of the Company, or any associate or affiliate of any of the foregoing persons or entitles, has any direct or indirect material interest in any transaction within three years of the date of this Prospectus or in any proposed transaction of the Company that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the UK. Several of the Company's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at August 31, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs
(UK) Limited, $48,000 of which were incurred during the fiscal year ended November 30, 1998, $164,000 of which were incurred during the fiscal year ended November 30, 1999, $31,000 of which were incurred during the fiscal year ended November 30, 2000, and $17,000 of which were incurred during the nine month period ended August 31, 2001.

Directors and Officers Insurance

The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of $10,000, $25,000 or $100,000 payable by the Company for employment practice liability, general liability or US securities claims respectively.

                                 DILUTION

The following table illustrates the per share dilution to the Cardiome Shares attributable to the issuance of Shares on exercise of the Special Warrants, based on the consolidated balance sheet of the Company as at August 31, 2001:

       Issue Price                                                        $0.60
       Net tangible book value per Cardiome Share (excluding
        technology,  license and patents) before the distribution
        of Special Warrants                                               $0.08
       Increase in net tangible book value per Cardiome Share
        attributable to the distribution of Special Warrants              $0.02
                                                                          -----
       Net tangible book value per Cardiome Share (excluding
        technology, license and patents) after the distribution
        of Special Warrants (1)                                           $0.10
                                                                          -----
       Dilution to subscribers                                            $0.50
                                                                          =====

       Percentage of dilution in relation to issue price                 83.33%

       (1) After deducting the estimated expenses of the Offering ($145,042, including the finder's fee), and assuming all the Special Warrants are exchanged for Shares on a one for one basis and not including exercise of the Warrants, Finder's Warrants or other outstanding options or warrants.

                                CAPITALIZATION

The following table sets forth the capitalization of the Company, as adjusted to give effect to this Offering. See "Capitalization - Fully Diluted Share Capital".

==============================================================================================================================
                                                                                                    Outstanding at December
                                                                                                     31, 2001 after giving
                                                        Outstanding at        Outstanding at       effect to the Offering and
                                          Authorized    August 31, 2001      December 31, 2001       other Adjustments (1)
------------------------------------------------------------------------------------------------------------------------------
Obligations under Capital Lease                 N/A       $          7,264      $           -         $           -
------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                   N/A      $           -         $           -         $           -
------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------
   Cardiome Shares                        200,000,000     $     32,235,393      $     32,251,393      $     33,206,951 (2)
                                          shares               (41,215,848 shs)      (41,235,848 shs)      (43,070,181 shs)(3)
------------------------------------------------------------------------------------------------------------------------------
   Contributed Surplus                                    $      1,056,266      $      1,056,266      $      1,056,266
   Deficit                                                $    (28,456,177)     $    (28,456,177)(4)  $    (28,456,177)(4)
------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity(5)                             $      4,835,482      $      4,851,482      $      5,807,040
------------------------------------------------------------------------------------------------------------------------------
Total Capitalization                                      $      4,842,746      $      4,851,482      $      5,807,040
------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Reflects the conversion of 1,834,333 Special Warrants to common shares at a price of $0.60 per Special Warrant (see "Plan of Distribution"). Assumes Receipts for this Prospectus are issued on or before February 2, 2002. Does not include any securities which may be issued pursuant to the Acquisition or the Financing. See "Acquisition of Paralex, Inc." for details.

(2) After deducting the expenses of the Offering estimated at $145,042 including the finder's fee of $28,042.

(3) Excludes 4,343,750 Cardiome Shares reserved for issuance upon the exercise of options granted to certain of the Company's executive officers, directors, employees and consultants, 917,167 Cardiome Shares reserved for issuance upon exercise of the Warrants, 66,766 Cardiome Shares reserved for issuance upon exercise of the Finder's Warrants and 2,953,171 Cardiome Shares reserved for issuance upon exercise of other share purchase warrants (see "Capitalization - Options and Other Rights to Purchase Securities". The Company has also agreed to issue an additional 750,000 warrants which have not yet been issued. See "Material Contracts".

(4)   As at August 31, 2001.

(5) See Note 12 of the Company's financial statements for a description of commitments under operating leases.

Options and Other Rights to Purchase Securities

As at November 30, 2001, together with the addition of all rights to purchase securities other than the Special Warrants and Warrants, the Company has granted persons rights to purchase or acquire an aggregate of 7,263,687 Cardiome Shares as described below. The closing market price of the Cardiome Shares on the TSE on November 30, 2001 was $0.66.

Incentive Stock Options

Pursuant to a 2001 Incentive Stock Option Plan, the Company has reserved up to 6,000,000 Cardiome Shares that may be issued under incentive stock options. The following table sets forth details, as at December 31, 2001, of the outstanding incentive stock options entitling the holders to purchase an aggregate of 4,343,750 Cardiome Shares. Currently the directors of the Company who are not also executive officers (5) as a group hold an aggregate of options to purchase 410,000 Cardiome Shares and the executive officers of the Company (5) hold options to purchase an aggregate of 2,200,000 Cardiome Shares. All employees and former employees (26) of the Company as a group hold options to purchase an aggregate of 948,750 Cardiome Shares and all SAB members, consultants and former consultants (9) of the Company as a group hold options to purchase an aggregate of 785,000 Cardiome Shares.

================================================================================
                  Number of     Exercise   Market Value on
Date of Grant      Options        Price      Date of Grant   Expiry Date
--------------------------------------------------------------------------------
April 3, 1997         290,000     $1.40         $1.52        April 2, 2002
April 21, 1997         40,000     $1.42         $1.33        April 20, 2002
May 30, 1997           80,000     $1.25         $1.14        May 29, 2002
March 18, 1998        600,000     $1.49         $1.59        March 17, 2003
June 12, 1998         230,000     $1.58         $1.35        June 11, 2004
October 16, 1998      265,000     $1.05         $1.02        October 15, 2004
January 11, 1999       30,000     $1.26         $1.29        January 10, 2005
February 9, 1999       60,000     $1.10         $1.10        February 8, 2004
February 25, 1999      50,000     $1.05         $1.02        February 24, 2005
November 1, 1999      100,000     $0.61         $0.60        October 31, 2002
November 1, 1999       50,000     $0.61         $0.60        October 31, 2004
November 1, 1999       60,000     $0.61         $0.60        October 31, 2005
February 14, 2000      50,000     $1.05         $1.18        February 13, 2006
March 30, 2000         55,000     $1.81         $1.81        March 29, 2005
May 25, 2000          468,750     $1.27         $1.30        May 24, 2006
September 13, 2000    265,000     $1.38         $1.53        September 12, 2006
September 18, 2000     75,000     $1.55         $1.55        September 17, 2006
December 19, 2000      37,500     $0.65         $0.58        December 18, 2006
January 30, 2001      750,000     $0.73         $0.89        January 29, 2007
--------------------------------------------------------------------------------

================================================================================
                  Number of     Exercise   Market Value on
Date of Grant      Options        Price      Date of Grant   Expiry Date
--------------------------------------------------------------------------------
April 3, 2001         150,000     $0.70         $0.70        April 2, 2002
May 28, 2001           30,000     $0.88         $0.87        May 27, 2007
August 22, 2001        75,000     $0.75         $0.72        August 21, 2007
August 22, 2001       240,000     $0.75         $0.72        August 21, 2006
September 5, 2001      20,000     $0.73         $0.70        July 31, 2002
November 27, 2001     172,500     $0.70         $0.69        November 26, 2007
December 13, 2001     100,000     $0.75         $0.67        December 12, 2007
--------------------------------------------------------------------------------
TOTAL               4,343,750
================================================================================

The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

Finder's Warrants

The Company has issued Finder's Special Warrants, which will entitle a finder to receive, without additional payment, 66,766 Finder's Warrants. The following table sets forth details of the Finder's Warrants:

=============================================================================================================================
                                        No. of Common                                           Market           Market
                                     Shares to be Issued                                         Value          Value on
                                       On Exercise of         Date of    Exercise    Expiry     on Date          October
Market Value on Date of Issue         Finder's Warrants        Issue      Price       Date      of Issue        10, 2001
-----------------------------------------------------------------------------------------------------------------------------
Eric Savics                               66,766               N/A         $0.60    Oct 10/03    N/A             $0.56
=============================================================================================================================

Share Purchase Warrants

The Company has issued the following share purchase warrants which are still outstanding as of November 30, 2001:

=======================================================================================================================
                                  No. of Common
                                  Shares to be                                                           Market
                                   Issued On                                                            Value on
                                  Exercise of                             Exercise                       Date of
Description                        Warrants          Date of Issue          Price      Expiry Date        Issue
-----------------------------------------------------------------------------------------------------------------------
Private placement completed       2,774,600          June 19, 2000          $1.60      April 14, 2002     $1.22
on June 19, 2000
-----------------------------------------------------------------------------------------------------------------------
Private placement completed
on June 5, 2000                     178,571          June 5, 2000            $1.60     June 5, 2002       $1.26
=======================================================================================================================
Total share purchase warrants     2,953,171(1)
Outstanding as at Oct 31, 2001
=======================================================================================================================

(1) The Company has also agreed to issue share purchase warrants to purchase 750,000 Cardiome Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001, which warrants have not yet been issued. See "Material Contracts - Paramount Capital Introduction Agreement".

Securities To Be Issued on Acquisition of Paralex, Inc.

The Company has agreed to issue additional Cardiome Shares and share purchase warrants in connection with the acquisition of Paralex and the Financing. See "Acquisition of Paralex, Inc." for details.

Fully Diluted Share Capital

The following sets forth information in respect of the Company's share capital on a fully diluted basis:

================================================================================
               Description                Number of Shares   Percentage of Total
--------------------------------------------------------------------------------
Issued as of October 31, 2001:                41,235,848            80.3%
--------------------------------------------------------------------------------
Offering under this Prospectus:
To be issued upon exercise of
  Special Warrants (1)                         1,834,333             3.6%
To be issued upon exercise of
  Warrants (1)                                   917,166             1.8%
To be issued upon exercise of
  Finder's Warrants                               66,766             0.1%
--------------------------------------------------------------------------------
To be issued upon exercise of share
  purchase warrants                            2,953,171             5.7%
--------------------------------------------------------------------------------
Reserved for issue pursuant to exercise
  of incentive stock options as at October
  31, 2001:                                    4,343,750             8.5%
--------------------------------------------------------------------------------
Total:                                        51,351,035(2)        100.0%
================================================================================

(1)   Assuming the Receipt Date is on or before February 2, 2002.
(2) The Company has also agreed to issue share purchase warrants to purchase 750,000 Cardiome Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001, which have not been included. See "Material Contracts". The foregoing does not include any securities that may be issued pursuant to the Acquisition or the Financing. See "Acquisition of Paralex, Inc." for details.

                    PRINCIPAL HOLDERS OF VOTING SECURITIES

As at January 11, 2002, the following table illustrates each person who is known by the Company to have a direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over voting securities that will constitute more than ten percent (10%) of the issued share capital of the Company upon completion of the Offering:

=================================================================================================================================
                                                            Number of          Number of        Percentage        Percentage of
                                                           Securities      Securities After      of Class          Class After
Name and Municipality                  Type of            Prior to the     Giving Effect to    Prior to the      Giving Effect to
   of Residence                       Ownership             Offering       the Offering(1)      Offering          the Offering(1)
---------------------------------------------------------------------------------------------------------------------------------
Chemical Company of                 Registered and        5,604,386 (2)    5,604,386 (2)         13.6%             12.74%(3)
Malaysia Berhad                        Beneficial

Kuala Lumpur, Malaysia
---------------------------------------------------------------------------------------------------------------------------------
Royal Bank Investment                  Beneficial         4,377,157        4,877,157             10.6%             11.09%(3)
Management Inc.

Toronto, Ontario
---------------------------------------------------------------------------------------------------------------------------------
AGF Funds Inc.                         Beneficial         3,266,750        4,516,750              7.9%             10.27%(3)

Toronto, Ontario
=================================================================================================================================


(1) Including the exercise of the Special Warrants and the Warrants, but not the Finder's Warrants or any other outstanding options or warrants. Does not include any securities which may be issued pursuant to the Acquisition or the Financing. See "Acquisition of Paralex, Inc." for details.

(2) 4,104,386 of which are held by CCM Investments Ltd., of the British Virgin Islands, a wholly-owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Bhd (a Government owned investment company), Billion Victory Sdn Bhd, and Lembaran Megah Sdn Bhd (beneficially owned by MUI Group, a company listed on the Kuala Lumpur Stock Exchange) each own 10% or more of Chemical Company of Malaysia Berhad. Oh Kim Sun, a director of the Company, is a Group Executive Director and minority shareholder of Chemical Company of Malaysia Berhad.

(3)   10.97%, 9.55% and 8.84% on a fully-diluted basis.

                                PLAN OF DISTRIBUTION

The Special Warrants were sold to purchasers resident in British Columbia and Ontario at a price of $0.60 each. The Offering price was determined by negotiation between the Company and the purchasers. The Company paid to Eric Savics, with respect to a portion of the Offering (667,667 Special Warrants), a 7% cash fee of $28,042 and 66,766 Finder's Special Warrants. Each Finder's Special Warrant entitles the Finder to receive, for no additional consideration, one Finder's Warrant. Each Finder's Warrant is exercisable for one Cardiome Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

All unexercised Special Warrants and Finder's Special Warrants will be deemed to be exercised on the earlier to occur of the fifth business day following the Receipt Date and October 10, 2002 (October 5, 2002 for certain Special Warrants). No additional commission or fee will be paid to an agent or finder, and no proceeds will be realized by the Company in connection with the issuance of the Shares and Warrants on exercise of the Special Warrants and the Finder's Warrants on exercise of the Finder's Special Warrants.

The TSE has approved the listing of the Cardiome Shares issuable upon exercise of the Special Warrants, Warrants and the Finder's Warrants.

                          DESCRIPTION OF SECURITIES OFFERED

The securities being qualified by this Prospectus are as follows:

1. 1,834,333 Shares to be issued, without payment of any additional consideration, upon the exercise of 1,834,333 Special Warrants previously distributed by the Company under the Private Placement;

2. 917,167 Warrants to be issued, without payment of any additional consideration, upon the exercise of 1,834,333 Special Warrants previously distributed by the Company under the Private Placement. Each Warrant entitles the holder to purchase one additional Share at a price of $0.80 on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants).

3. 66,766 Finder's Warrants to be issued, without payment of any additional consideration, upon the exercise of the Finder's Special Warrants. Each Finder's Warrant entitles the holder to acquire one Cardiome Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

If the Receipts have not been issued by the Qualification Deadline the holders of Special Warrants (other than one holder of 166,667 Special Warrants) will be entitled to receive 1.1 Shares (rather than one Share) and 0.55 Warrant (rather than 0.5 Warrant) upon exercise of each Special Warrant held, without payment of additional consideration.

Special Warrants

Among others, the following terms and conditions apply to the Special Warrants:

(a)   no fractional Shares will be issued;

(b) the Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Cardiome Shares, certain distributions of Cardiome Shares, or securities convertible into or exchangeable for Cardiome Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Special Warrants will not constitute such holder a shareholder of the Company; and

(d) Special Warrants may be exercised by the holder at any time on or before the Expiry Date, and Special Warrants not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised without any further action on the part of the holder.

Warrants

Among others, the following terms and conditions will apply to the Warrants:

(a) the Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Cardiome Shares, certain distributions of Cardiome Shares, or securities convertible into or exchangeable for Cardiome Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(b) the holder of Warrants will not constitute such holder a shareholder of the Company; and

(c) Warrants may be exercised by the holder at any time on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants), and Warrants not exercised by that date shall be void and have no effect.

Cardiome Shares

The authorized capital of the Company consists of 200,000,000 Cardiome Shares. Currently, 41,235,848 Cardiome Shares are issued and outstanding. All of the authorized Cardiome Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets upon dissolution or winding-up. No Cardiome Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company Act (British Columbia).

The Cardiome Shares issuable upon exercise of the Special Warrants, Warrants and Finder's Warrants will not, upon their issuance, be subject to any future call or assessments and will not have any pre-emptive rights, conversion rights or redemption rights.

Finder's Warrants

The Finder's Warrants contain provisions that, in the event of:

(a)   the subdivision or consolidation of Cardiome Shares;

(b) any issue or distribution by the Company of any securities to its shareholders, including rights, options, or warrants or securities convertible or exchangeable into Cardiome Shares or property or assets; or

(c) any reclassification or capital reorganization (other than as a result of a subdivision or consolidation) or any consolidation, amalgamation or merger of the Company or any sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, the number of Cardiome Shares issuable upon exercise of the Finder's Warrants will be adjusted, if necessary, so that the holders will be in the same position, to the extent reasonably possible, as they would have been in had the Finder's Warrants been exercised prior to the occurrence of each such event. The holder of the Finder's Warrants does not have any voting or pre-emptive rights or any other rights as a shareholder of the Company.

Any Finder's Special Warrants not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised into Finder's Warrants without any further action on the part of the holder. When issued, the Finder's Warrants may be exercised at a price of $0.60 per Cardiome Share by the holder at any time on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

                PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES

The following table sets forth the trading history of the Company's Cardiome Shares on the CDNX (or its predecessors) and TSE during the periods noted:

================================================================================
             Period                     High (Cdn$)   Low (Cdn$)   Volume (#)
--------------------------------------------------------------------------------
Quarter ended November 30, 1999             0.77         0.50       1,163,929
--------------------------------------------------------------------------------
Quarter ended February 28, 2000             1.55         0.47       5,958,977
--------------------------------------------------------------------------------
Quarter ended May 31, 2000                  2.71         1.08      11,119,492
--------------------------------------------------------------------------------
Quarter ended August 31, 2000               1.69         1.16       3,213,118
--------------------------------------------------------------------------------
Quarter ended November 30, 2000             1.80         1.02       4,076,976
--------------------------------------------------------------------------------
Quarter ended February 28, 2001             1.15         0.50       2,158,165
--------------------------------------------------------------------------------
Quarter ended May 31, 2001                  0.95         0.60       2,104,049
--------------------------------------------------------------------------------
Month ended June 30, 2001                   0.98         0.77         395,543
--------------------------------------------------------------------------------
Month ended July 31, 2001                   0.95         0.80         588,500
--------------------------------------------------------------------------------
Month ended August 31, 2001                 0.83         0.65         376,556
--------------------------------------------------------------------------------
Month ended September 30, 2001              0.73         0.55         236,656
--------------------------------------------------------------------------------
Month ended October 31, 2001                0.89         0.40         720,255
--------------------------------------------------------------------------------
November 1 to November 21, 2001             0.85         0.67         418,700
--------------------------------------------------------------------------------
Month ended December 31, 2001               0.90         0.64         548,325
--------------------------------------------------------------------------------
January 1 to 29, 2002                       1.29         0.80       1,659,437
================================================================================

                                    PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has sold the following Cardiome Shares in its capital stock:

================================================================================
                      Number of      Price per                       Net Cash
     Date            Common Share   Common Share    Commission       Received
================================================================================
October 15, 2001        20,000          $0.80            Nil          $16,000(2)
================================================================================

(1) Deemed price of Cardiome Shares issued to UBC under a technology assignment agreement.


                         INVESTOR RELATIONS ARRANGEMENTS

The Company's employees are responsible for the preparation of any investor relations package containing the Company's corporate profile, management and director profiles, corporate information and product sheet. These individuals will also coordinate communication with shareholders on a continuing basis to keep them advised of the Company's plans and activities by providing them with news releases, financial information and annual reports.

Other than as disclosed herein, the Company has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Company or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future.

                               LEGAL PROCEEDINGS

To the knowledge of the signatories hereto, the Company is not a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of the Company.

                    AUDITOR, TRANSFER AGENT AND REGISTRARS

The Company's auditor is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

The Company's registrar and transfer agent is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9. The register of transfers for the Warrants and Finder's Warrants will be located at the Company's records office at 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

                              MATERIAL CONTRACTS

The material contracts entered into within two years of the date of this Prospectus by the Company and/or its subsidiaries are as follows:

1. Licence Agreement dated October 16, 2000 between Cardiome and AstraZeneca AB. Reference is made to disclosure under the heading "Business of the Company - Licences and Collaborative Research Agreements - AstraZeneca Licence Agreement".

2. Introduction Agreement dated August 10, 2001 between Cardiome and Paramount. The Company engaged Paramount Capital, Inc. as a non-exclusive introducing agent and consultant to seek potential financing opportunities, potential merger and acquisition candidates and possible strategic partners. The initial term of the agreement is six months. The agreement will be automatically renewed for an additional six month terms unless either party terminates at least 30 days prior to the end of the current term. The Company is required to pay a monthly retainer fee of US$5,000 for each month of the term. The Company also agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 at exercise prices ranging from US$0.60 to US$3.00 for terms ranging from two and one-half to seven one-half years. The agreement also provides that the Company will pay Paramount a fee in the event that Paramount arranges a financing, a merger, an acquisition, a strategic alliance or a similar transaction during the term of the agreement or for a period of twelve months thereafter. The fee ranges from 3 to 5% of the value of the transaction, calculated in accordance with the agreement. In respect of the acquisition of Paralex, this fee is being reduced to 1.5% of the aggregate consideration payable by the Company to acquire Paralex, calculated in accordance with the agreement.

3.   Various Employment/Consulting Agreements.

     (a) Employment Agreement dated March 19, 1998, and as amended effective March 20, 2001, between the Company and Robert W. Rieder, President and CEO.

     (b) Employment Agreement dated June 5, 2001 between the Company and Dr. Alan M. Ezrin, CSO.

     (c) Employment Agreement dated July 16, 2001 between the Company and Gregory N. Beatch, Vice-President, External Scientific Affairs.

     (d) Employment Agreement dated September 18, 2000, between the Company and Barry Johnson, Director of Pharmacology.

     (e) Employment Agreement dated September 8, 1998, as amended effective August 1, 2001, between the Company and Grace Jung.

See "Payments to Insiders - Executive Compensation - Employment Contracts of Named Executive Officers".

4. Acquisition Agreement See "Acquisition of Paralex, Inc. - Summary of the Acquisition Agreement" herein for more details.

5. Engagement Letter dated January 11, 2002 between the Company and the Agent in respect of the Financing. See "Acquisition of Paralex, Inc. - Summary of the Acquisition Agreement - Financing" for details.

The above agreements, other than the AstraZeneca License Agreement, may be inspected at the office of counsel for the Company, Catalyst Corporate Finance Lawyers, at Suite 1400, 1055 West Hastings St., Vancouver, B.C, during normal business hours while the distribution of the securities offered hereunder is in progress and for a period of 30 days thereafter.

                    CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of Special Warrants, who acquires any Shares and Warrants upon the exercise of a Special Warrants as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of the Special Warrant(s), but also of the Private Placement pursuant to which the Special Warrant(s) were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid on the acquisition of the Special Warrant(s). In the event such holder is a permitted assignee of the interest of the original Special Warrant purchaser, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under applicable securities legislation or otherwise at law.

                             PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                         FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

August 31, 2001

                                 AUDITORS' REPORT





To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3[b], effective June 1, 2001, the Company changed its method of accounting for revenue recognition.



Vancouver, Canada,
February 5, 2001 (except as to note 3[b]
which is as of November 23, 2001 and notes 20[a]           /s/ Ernst & Young LLP
and 20[f] which are as of January 30, 2002).               Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                            CONSOLIDATED BALANCE SHEETS

As at                                            (expressed in Canadian dollars)



                                               August 31,        November 30,
                                                  2001        2000        1999
                                                    $           $           $
--------------------------------------------------------------------------------
                                              (unaudited)   [Restated -
                                                          see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]            2,226,704   3,247,479   4,209,003
Short-term investments [notes 5, 9 and 10]    2,548,751   6,971,661   2,575,167
Accounts receivable and other
  [notes 6 and 15]                              252,471     390,912     258,516
--------------------------------------------------------------------------------
Total current assets                          5,027,926  10,610,052   7,042,686
Capital assets [note 7]                         353,354     452,970     461,576
Other assets [note 8]                         1,451,235   2,009,018   2,359,468
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
  [notes 11[g] and 15]                          603,589     999,702     675,542
Current portion of capital lease
  obligations [note 12]                           7,264      41,145      60,602
Current portion of long-term debt [note 10]        -         50,161      68,829
--------------------------------------------------------------------------------
Total current liabilities                       610,853   1,091,008     804,973
Deferred revenue                              1,386,180   1,499,598        -
Obligations under capital leases [note 12]         -           -         41,145
Long-term debt [note 10]                           -           -         50,161
--------------------------------------------------------------------------------
Total liabilities                             1,997,033   2,590,606     896,279
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                      32,235,393  32,235,393  25,282,040
Contributed surplus [note 11[f]]              1,056,266   1,056,266        -
Deficit                                     (28,456,177)(22,810,225)(16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                    4,835,482  10,481,434   8,967,451
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

See accompanying notes

On behalf of the Board:

                            /s/ Robert W. Rieder        /s/ Michael J.A. Walker
                            Director                    Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                 (expressed in Canadian dollars)

                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
REVENUE
Research collaborative, licensing and
   option fees [notes 3[b] and 13]                       159,222         79,495         81,448        482,876        228,767
Grant income                                              88,137        101,559        135,363         45,810          4,234
Interest and other income                                299,354        348,140        506,541        258,395        320,286
-----------------------------------------------------------------------------------------------------------------------------
                                                         546,713        529,194        723,352        787,081        553,287
-----------------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development                               3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
General and administration                             1,242,742      1,085,729      1,569,044        997,890      1,553,337
Amortization                                             525,761        460,730        917,288        654,918        669,582
-----------------------------------------------------------------------------------------------------------------------------
                                                       5,764,665      4,824,038      7,218,988      5,238,401      5,721,706
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)

Deficit, beginning of period                         (22,810,225)   (16,314,589)   (16,314,589)   (11,863,269)    (6,694,850)
Adjustment for future income taxes [note 3[a]]          (428,000)          -              -              -              -
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                               (28,456,177)   (20,609,433)   (22,810,225)   (16,314,589)   (11,863,269)
=============================================================================================================================
Net loss per common share                                  (0.13)         (0.12)         (0.17)         (0.16)         (0.19)
=============================================================================================================================

Weighted average number of
  common shares outstanding                           41,215,848     36,662,998     37,782,044     28,331,730     26,780,674
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 (expressed in Canadian dollars)


                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
OPERATING ACTIVITIES
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)
Add items not affecting cash:
   Amortization                                          525,761        460,730        917,288        654,918        669,582
   Loss on disposal of capital assets                       -              -              -              -             4,256
   Stock-based compensation                                 -              -            16,000           -              -
Changes in non-cash working capital items
  relating to operations:
   Accounts receivable and other                         138,441       (110,282)      (132,396)        18,744       (127,045)
   Accounts payable and accrued liabilities             (351,013)      (154,120)       253,458        227,062        183,605
   Deferred revenue                                     (113,418)          -         1,499,598           -              -
-----------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (5,018,181)    (4,098,516)    (3,941,688)    (3,550,596)    (4,438,021)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                   -         7,940,069      8,009,619      5,412,353      2,410,659
Payment on obligations under capital leases              (33,881)       (47,691)       (60,602)       (71,221)       (46,776)
Increase in long-term debt                                  -              -              -              -           200,000
Repayment of long-term debt                              (50,161)       (50,924)       (68,829)       (61,830)       (19,180)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities          (84,042)     7,841,454      7,880,188      5,279,302      2,544,703
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                               (77,702)       (75,016)      (179,085)       (60,190)      (397,059)
Patent costs capitalized                                (263,760)      (149,225)      (324,445)      (168,160)      (139,208)
Short-term investments                                 4,422,910     (5,056,869)    (4,396,494)    (1,210,917)     5,205,483
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities        4,081,448     (5,281,110)    (4,900,024)   (1,439,267)      4,669,216
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
  during the period                                   (1,020,775)    (1,538,172)      (961,524)      289,439       2,775,898
Cash and cash equivalents, beginning of period         3,247,479      4,209,003      4,209,003     3,919,564       1,143,666
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               2,226,704      2,670,831      3,247,479     4,209,003       3,919,564
=============================================================================================================================

Supplemental cash flow information:
   Interest paid                                           4,568         13,122         15,850        27,704          12,463
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Interim financial statements

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at August 31, 2001, and the results of operations and cash flows for the nine months ended August 31, 2001 and 2000 in accordance with generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Corp. Significant intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Cash equivalents

The Company considers all highly liquid financial investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones.Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers, directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective period, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the nine months ended August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Future income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at December 1, 2000 are shown below:

                                                                    December 1,
                                                                       2000
                                                                         $
-------------------------------------------------------------------------------
Future tax assets:
   Tax loss carryforwards                                             3,725,000
   Research and development deductions (net of investment
     tax credits)                                                     1,824,300
   Investment tax credits                                               648,100
   Tax values of depreciable assets in excess of accounting values      525,700
   Revenue unearned for accounting purposes                             710,000
   Share issue costs                                                    406,600
   Other items                                                           63,600
-------------------------------------------------------------------------------
Total future tax assets                                               7,903,300
Valuation allowance                                                  (7,475,300)
-------------------------------------------------------------------------------
Total future tax assets                                                 428,000
-------------------------------------------------------------------------------

Future tax liabilities
   Accounting value of technology in excess of tax value               (428,000)
-------------------------------------------------------------------------------
Total future tax liabilities                                           (428,000)
-------------------------------------------------------------------------------
Net future tax assets                                                      -
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the nine months ended August 31, 2001, the change resulted in an increase in research collaboration, licensing and option fees and a decrease in the net loss of $113,418 from $5,331,370 that would have been reported had the change not been made. This change has been applied retroactively with the following effect:

                                         As originally reported                              As restated
                           ----------------------------------------------  ----------------------------------------------
                              Nine months                                    Nine months
                                ended                 Years ended               ended                 Years ended
                               Aug. 31,               November 30,             Aug. 31,               November 30,
                           ---------------  -----------------------------  --------------  ------------------------------
                                2000        2000        1999        1998        2000        2000        1999        1998
                                  $           $           $           $           $           $           $           $
----------------------------------------------------------------------------------------------------------------------------------
                             (unaudited)                                     (unaudited)
Research collaborative,
  licensing and option fees      79,495    2,081,046      482,876      228,767       79,495       81,448      482,876      228,767

Loss for the period          (4,294,844)  (4,496,038)  (4,451,320)  (5,168,419)  (4,294,844)  (6,495,636)  (4,451,320)  (5,168,419)

Net loss per common share         (0.12)       (0.12)       (0.16)       (0.19)       (0.12)       (0.17)       (0.16)       (0.19)

Deferred revenue                   -            -            -            -           -       (1,499,598)        -            -
Deficit                     (20,609,433) (20,810,627) (16,314,589) (11,863,269) (20,609,433) (22,810,225) (16,314,589) (11,863,269)
===================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, accounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At August 31, 2001, cash equivalents include approximately $2,098,970 [November 30, 2000 - $2,914,000; November 30, 1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 3.87% [November 30, 2000 - 6.02%; November 30, 1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil at August 31, 2001 [November 30, 2000 - $1,216,560 (U.S. $792,031); November 30,
1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 4.08% at August 31, 2001 [November 30, 2000 - 5.76%; November 30, 1999 - 5.02%] and maturities to February 2002 [November 30, 2000 - July 2001; November 30, 1999 - June 2001].


6. ACCOUNTS RECEIVABLE AND OTHER

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Prepaid expenses                                     70,593   137,287   170,769
Interest and other receivables                      181,878   253,625    87,747
-------------------------------------------------------------------------------
                                                    252,471   390,912   258,516
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

7. CAPITAL ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Laboratory equipment                                     644,966     427,246     217,720
Computer equipment                                       367,283     344,509      22,774
Office equipment                                         106,914      62,417      44,497
Web-site development costs                                13,640         758      12,882
Equipment under capital lease                             81,320      48,792      32,528
Leasehold improvements                                    29,253       6,300      22,953
----------------------------------------------------------------------------------------
                                                       1,243,376     890,022     353,354
========================================================================================

November 30, 2000
Laboratory equipment                                     583,238     310,588     272,650
Computer equipment                                       347,998     299,304      48,694
Office equipment                                          98,451      46,585      51,866
Equipment under capital lease                            135,243      63,555      71,688
Leasehold improvements                                    10,093       2,021       8,072
----------------------------------------------------------------------------------------
                                                       1,175,023     722,053     452,970
========================================================================================

November 30, 1999
Laboratory equipment                                     380,805     184,143     196,662
Computer equipment                                       315,964     237,479      78,485
Office equipment                                          71,851      29,791      42,060
Equipment under capital lease                            211,086      73,116     137,970
Leasehold improvements                                     6,884         485       6,399
----------------------------------------------------------------------------------------
                                                         986,590     525,014     461,576
========================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

8. OTHER ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Technology                                             2,968,193   2,130,788     837,405
License                                                  105,208      49,973      55,235
Patents                                                1,224,117     665,522     558,595
----------------------------------------------------------------------------------------
Total                                                  4,297,518   2,846,283   1,451,235
========================================================================================

November 30, 2000
Technology                                             3,396,193   1,953,115   1,443,078
License                                                  105,208      42,082      63,126
Patents                                                  996,108     493,294     502,814
----------------------------------------------------------------------------------------
Total                                                  4,497,509   2,488,491   2,009,018
========================================================================================

November 30, 1999
Technology                                             3,396,193   1,613,496   1,782,697
License                                                  105,208      31,561      73,647
Patents                                                  626,309     123,185     503,124
----------------------------------------------------------------------------------------
Total                                                  4,127,710   1,768,242   2,359,468
========================================================================================

During the nine months ended August 31, 2001, the Company recorded additional expense of approximately $nil [nine months ended August 31, 2000 - $nil; year ended November 30, 2000 - $287,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] with respect to write-off of patents no longer directly related to the Company's current focus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

9. CREDIT FACILITY

At August 31, 2001, the Company has available an operating line of credit of $30,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000]. Borrowings
under this operating line of credit are collateralized by a cashable certificate of $100,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At August 31, 2001, November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


10. LONG-TERM DEBT

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Promissory note with interest rate
of 10.77% per annum, repaid in blended
monthly instalments of $6,468 per month                -       50,161   118,990

Less: current portion                                  -      (50,161)  (68,829)
-------------------------------------------------------------------------------
                                                       -         -       50,161
===============================================================================


As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender, which was released as collateral in November 2001.

Interest expense for the nine months ended August 31, 2001 amounted to $1,583 [nine months ended August 31, 2000 - $7,288; year ended November 30, 2000 - $8,788; year ended November 30, 1999 - $15,786; year ended November 30, 1998 - $6,692].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                      Number of
                                                    common shares    Amount
                                                           #            $
-------------------------------------------------------------------------------
Balance, November 30, 1997                              25,094,599   17,541,191
Issued for cash upon exercise of options                   658,700      740,259
Issued for cash upon exercise of warrants [c [iii]]      1,920,000    1,670,400
-------------------------------------------------------------------------------
Balance, November 30, 1998                              27,673,299   19,951,850
Issued for cash upon exercise of options                     5,000        5,000
Issued for cash upon exercise of warrants [c [iii]]        939,000      845,100
Issued for cash pursuant to private placements, net
  of issuance costs [c [ii]]                             7,285,643    4,480,090
-------------------------------------------------------------------------------
Balance, November 30, 1999                              35,902,942   25,282,040
Issued for cash upon exercise of options                   178,000      151,190
Issued for cash upon exercise of warrants [c [ii]]         728,564      509,995
Issued for cash pursuant to private placements, net
  of issuance costs [c [i]]                              5,906,342    7,348,434
Return of escrow shares [f]   (1,500,000)   (1,056,266)
-------------------------------------------------------------------------------
Balance, November 30, 2000 and August 31, 2001          41,215,848   32,235,393
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Private placements

[i] On June 19, 2000, upon obtaining receipts for its final prospectus, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at August 31, 2001. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at August 31, 2001.

      On June 5, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at August 31, 2001.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the year ended November 30, 1998 and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

      On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the year ended November 30, 1998. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 4,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 6,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at August 31, 2001, 630,000 options vest upon the achievement of certain milestones [November 30, 2000 - 220,000; November 30, 1999 - nil]. At August 31, 2001, the Company has 1,723,750 [November 30, 2000 -
343,800; November 30, 1999 - 1,517,550] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

At August 31, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

        Number of common shares
   under option   currently exercisable    Exercise price
         #                 #                      $          Date of expiry
--------------------------------------------------------------------------------
   150,000             150,000                    0.70       April 2, 2002
   290,000             290,000                    1.40       April 2, 2002
    40,000              40,000                    1.42       April 20, 2002
    80,000              80,000                    1.25       May 29, 2002
   150,000             150,000                    1.38       September 30, 2002
   100,000             100,000                    0.61       October 31, 2002
   600,000             480,000                    1.49       March 17, 2003
    60,000              60,000                    1.10       February 8, 2004
   230,000             220,000                    1.58       June 11, 2004
   265,000             235,000                    1.05       October 15, 2004
    50,000              50,000                    0.61       October 31, 2004
    30,000              30,000                    1.26       January 10, 2005
    50,000              40,000                    1.05       February 24, 2005
    55,000              55,000                    1.81       March 29, 2005
    60,000              30,000                    0.61       October 31, 2005
    80,000              35,000                    1.05       February 13, 2006
   483,750             303,750                    1.27       May 24, 2006
   295,000              15,000                    1.38       September 12, 2006
    75,000                -                       1.55       September 17, 2006
    37,500                -                       0.65       December 18, 2006
   750,000             250,000                    0.73       January 29, 2007
    30,000                -                       0.88       May 27, 2007
    75,000                -                       0.75       August 21, 2007
   240,000             240,000                    0.75       August 21, 2006
--------------------------------------------------------------------------------
 4,276,250           2,853,750
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

Stock options outstanding at August 31, 2001, are summarized as follows:

                                                   Number of   Weighted average
                                                 common shares     exercise
                                                  under option       price
                                                       #               $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
Options granted                                      1,297,500        0.73
Options forfeited                                     (660,000)       1.24
Options cancelled                                      (40,000)       1.05
--------------------------------------------------------------------------------
Balance, August 31, 2001                             4,276,250        1.13
================================================================================


On August 22, 2001, pursuant to the adoption of a new directors' compensation package, the Company cancelled 40,000 stock options with an exercise price of $1.05 previously granted to a director and granted 30,000 new stock options with an exercise price of $0.75.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[e]   Common Share Purchase Warrants

At August 31, 2001, common share purchase warrants were outstanding as follows:

     Number of common
     shares issuable                     Exercise price
            #                                   $            Date of expiry
--------------------------------------------------------------------------------

         554,920                                1.40         October 14, 2001
       2,774,600                                1.60         April 14, 2002
         178,571                                1.60         June 5, 2002
         750,000                                 [i]               [i]
--------------------------------------------------------------------------------
       4,258,091
================================================================================

[i] see note 12[e].

[f]   Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At August 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to a technology assignment agreement by issuing 20,000 common shares.

12. RESEARCH AND DEVELOPMENT

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and other                      784,427        458,577        748,349        457,676        539,130
Lab supplies and operating facility       620,022        574,080        873,720        626,321        486,310
Salaries and benefits                   1,056,119        957,261      1,313,371      1,211,697        917,455
Research and development agreements     1,535,594      1,287,661      1,797,216      1,289,899      1,555,892
-----------------------------------------------------------------------------------------------------------------
                                        3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
=================================================================================================================

13. GENERAL AND ADMINISTRATION

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and professional fees          307,013        209,724        314,562        191,509        687,798
Office and miscellaneous                  445,011        352,140        668,414        317,197        309,559
Salaries and benefits                     427,300        347,006        478,181        406,796        325,171
Travel and other                           63,418        176,859        107,887         82,388        230,809
-----------------------------------------------------------------------------------------------------------------
                                        1,242,742      1,085,729      1,569,044        997,890      1,553,337
=================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                      60,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        140,000
================================================================================

Rent expense for the nine months ended August 31, 2001 was $195,660 [nine months ended August 31, 2000 - $191,065; year ended November 30, 2000 - $256,285; year ended November 30, 1999 - $141,717; year ended November 30, 1998 - $118,942].

[b]   Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                       7,450
--------------------------------------------------------------------------------
Total minimum lease payments                                              7,450
Less: amount representing interest (11.5%)                                 (186)
--------------------------------------------------------------------------------
                                                                          7,264
Less: current portion of capital lease obligations                        7,264
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the nine months August 31, 2001 amounted to $2,985 [nine months ended August 30, 2000 - $5,834; year ended November 30, 2000 - $7,062; year ended November 30, 1999 - $11,918; year ended November 30, 1998 - $5,771].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[c]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures amounting to $219,000 through November 30, 2001.

[d]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at August 31, 2001, November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. As at August 31, 2001, November 30, 2000 and 1999, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[e]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expires on February 10, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue warrants. The number of warrants and their term will be determined pursuant to a prescribed formula, as described in the agreement. In addition, the Company agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 with the following terms [note 11 [e]].

  Number of options                       Exercise price
         #                                       US$        Date of expiry [ii]
--------------------------------------------------------------------------------

         300,000                                0.60        February 9, 2004 [i]
         100,000                                1.20        February 9, 2004 [i]
         100,000                                3.00        February 9, 2004 [i]
         150,000                                0.60        February 9, 2009
          50,000                                1.20        February 9, 2009
          50,000                                3.00        February 9, 2009
--------------------------------------------------------------------------------
         750,000
================================================================================

[i] The expiry date of these warrants may be extended through February 9, 2009 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii] If the consulting agreement is terminated by the third party prior to February 10, 2002, all retainer warrants will be cancelled.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


15. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected during the year ended November 30, 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                      Investment   Non-capital
                                                      tax credits    losses
                                                           $            $
--------------------------------------------------------------------------------

2001                                                       -         177,000
2002                                                       -         332,000
2003                                                       -         545,000
2004                                                      4,000    1,530,000
2005                                                     62,000    2,830,000
2006                                                    111,000    2,549,000
2007                                                    258,000    2,494,000
2008                                                    520,000         -
2009                                                    402,000         -
2010                                                    458,000         -
--------------------------------------------------------------------------------
                                                      1,815,000   10,457,000
================================================================================

At November 30, 2000, the Company also has net temporary differences of approximately $9,480,000 which may be used to reduce future income taxes. This consists of scientific research and experimental development expenditures of $6,940,000, share issue costs of $1,141,000, temporary differences relating to capital assets of $1,192,000 and other amounts of $207,000. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 45.62% statutory tax rate, is:

                                                                        Deferral method
                                                             ---------------------------------------
                                                                    Years ended November 30,
                                                                  2000         1999         1998
                                                                    $            $            $
----------------------------------------------------------------------------------------------------
Tax provision at combined statutory income
  tax rate                                                    (2,963,300)  (2,030,700)  (2,357,800)
Occurrence of losses and deferred tax credits
  (net of recovery) for which no tax benefit
  has been recorded (utilization of deferred
  income tax debits and losses for which no
  tax benefit has been recognized)                               904,100    1,162,800    1,291,000
Amortization in excess of capital cost
  allowance for tax                                              418,500      617,000      305,400
Research and development expenses
  not deducted for tax purposes                                  690,700      619,400      782,300
Share issue costs                                               (196,500)    (112,500)     (25,300)
Utilization of losses not previously booked                         -        (366,700)        -
Cumulative effect of a change in accounting policy [note 3[b]]   684,100         -            -
Other                                                              6,200      110,700        4,400
----------------------------------------------------------------------------------------------------
                                                                    -            -            -
====================================================================================================


17. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Companies with a common director for:
 - contract research services                                    16,816        10,741         30,539       163,954       48,041
 - administrative consulting services                              -             -              -            6,500         -
Directors for:
 - research consulting services                                  34,565        94,790        104,901        37,761         -
 - administrative consulting services                            15,000         5,000         30,700         3,500         -
=================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


17. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts receivable at August 31, 2001 is $1,500 [November 30, 2000
- $nil; November 30, 1999 - $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at August 31, 2001 is $4,476 [November 30, 2000 - $18,276; November 30, 1999 - $40,690] owing to a company with a common director.


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $428,000 difference in technology and deficit under U.S. GAAP.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[b] Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the nine months ended August 31, 2001, the Company has allocated the portion of gross proceeds related to the warrants of $nil [nine months ended August 31, 2000 - $1,085,000; year ended November 30, 2000 - $1,085,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] to additional paid in capital. In addition, the Company has recorded the fair value of the compensation options granted of $200,000 [nine months ended August 31, 2000 - $200,000; year ended November 30, 2000 - $200,000; year ended
      November 30, 1999 - $102,000; year ended November 30, 1998 - $nil] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [November 30, 2000 - $4,100; November 30, 1999 - $nil].

      The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the nine months ended August 31, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the period ended August 31, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.091, risk-free interest rate 5.0% and expected average option life of 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $27,000 in respect of options granted to non-employees in future periods.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive loss.

[f] Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior periods' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current period's reported net loss.

[g] Under U.S. GAAP, basic loss per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted loss per share under U.S. GAAP is calculated using the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Loss for period, Canadian GAAP                               (5,217,952)   (4,294,844)   (6,495,636)   (4,451,320)   (5,168,419)
Adjustment to eliminate retroactive change in
  accounting policy [note 16[f]]                                   -             -        1,499,598          -             -
Adjustment for stock-based compensation
  - employees                                                   (40,000)      (24,400)      (28,400)         -             -
  - non-employees                                               (24,000)      (69,400)     (179,500)      (51,000)     (129,000)
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP before
  cumulative effect of change in accounting
  policy                                                     (5,281,952)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Cumulative effect of change in accounting policy
  [note 16[f]]                                               (1,499,598)         -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Unrealized gains (losses) on investments                           -           36,087       117,662          -             -
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for the period, U.S. GAAP                 (6,781,550)   (4,352,557)   (5,086,276)   (4,502,320)   (5,297,419)
===============================================================================================================================

Deficit, beginning of period, U.S. GAAP                     (22,065,777)  (16,861,839)  (16,861,839)  (12,359,519)   (7,062,100)
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (4,703,938)   (4,502,320)   (5,297,419)
-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period, U.S. GAAP                           (28,847,327)  (21,250,483)  (22,065,777)   (16,861,839)  (12,359,519)
===============================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Numerator
Loss for the period, U.S. GAAP                              (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)

Denominator
Weighted average number of common shares
  outstanding                                               41,215,848    36,662,998    37,782,044    28,331,730    26,780,674
Escrowed shares                                                   -         (454,380)     (345,205)   (1,500,000)   (1,500,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                            41,215,848    36,208,618    37,436,839    26,831,730    25,280,674
===============================================================================================================================

Loss per common share, U.S. GAAP:
   Before change in accounting policy                            (0.12)        (0.12)        (0.14)        (0.17)         (0.21)
   Change in accounting policy                                   (0.04)         -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Loss per common share, U.S. GAAP:                                (0.16)        (0.12)        (0.14)        (0.17)         (0.21)
===============================================================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                          August 31,          November 30,
                                             2001         2000         1999
                                               $            $            $
--------------------------------------------------------------------------------
                                           (unaudited)

Cash and cash equivalents                   2,226,704    3,256,629    4,209,003
Short-term investments                      2,548,751    7,080,173    2,575,167
Other assets                                1,879,235    2,009,018    2,359,468
Deferred revenue                            1,386,180         -            -
Share capital                              30,950,393   30,950,393   25,282,040
Accumulated other comprehensive income           -         117,662         -
Contributed surplus                         3,160,416    3,096,416      547,250
Deficit                                   (28,847,327) (22,065,777) (16,861,839)
================================================================================

19. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the nine months ended August 31, 2001, 90% and 10% of research, collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [nine months ended August 31, 2000 - 55% and 45% from Sweden and Germany, respectively; year ended November 30, 2000, 75% from one collaborator in Sweden; year ended November 30, 1999 - 95% from one collaborator in Switzerland; year ended November 30, 1998 - 100% from one collaborator in Switzerland].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2001:

[a] On October 10, 2001, the Company closed a private placement of 1,834,333 special warrants (the "Special Warrants") at a price of $0.60 per Special Warrant for gross proceeds of $1,100,600. Each Special Warrant is exercisable into one common share of the Company and one-half of one common share purchase warrant to purchase common shares, without additional payment, through the earlier of: i) one year from the date of the Special Warrant certificate from October 5 through October 10, 2002; and ii) five days after the qualification of the Company's prospectus by the Ontario and B.C. Securities Commissions. Each whole common share purchase warrant will entitle the holder to acquire one common share at $0.80 per share until two years from the date of issuance of the Special Warrants, from October 5, 2003 through October 10, 2003. The gross proceeds of this financing will be reduced by the estimated issuance costs of $145,042. A finder was granted finder's Special Warrants convertible into finders warrants to purchase 66,766 common shares at $0.60 per share for a period up to October 10, 2003.

      On January 30, 2002, the Company filed a prospectus to qualify the common shares and common share purchase warrants issuable upon exercise of the Special Warrants. If the Company does not obtain a receipt for its prospectus by February 7, 2002 (February 2, 2002 for certain Special Warrants), 1,667,666 of the Special Warrants are exchangeable into 1,834,433 common shares and 917,216 common share purchase warrants.

[b] The Company granted 292,500 options to acquire common shares at a weighted average exercise price of $0.72 per share expiring through December 12, 2007. In addition, 225,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $1.33 per share expiring through September 12, 2006.

[c] The Company issued 20,000 common shares with respect to a technology assignment agreement [note 11[g]].

[d] In October 2001, 554,920 common share purchase warrants expired unexercised.

[e] On November 9, 2001, the Company incorporated a private company, Cardiome, Inc., pursuant to the Delaware General Corporation Law.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS (cont'd.)

[f] On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for approximately 33,300,000 common shares of the Company, based on a formula but not to exceed approximately 43,000,000. The acquisition is subject to, among other matters, approval from the shareholders and the appropriate regulatory authorities. In addition, the Company is required to arrange an equity financing of not less than US$10 million. The Company intends to account for this transaction as a purchase of Paralex by Cardiome upon completion.

                       FINANCIAL STATEMENTS OF PARALEX

Financial Statements

Paralex, Inc.
(a development stage enterprise)
(Expressed in U.S. dollars)
November 30, 2001

                              AUDITORS' REPORT





To the Board of Directors of
Paralex, Inc.

We have audited the balance sheet of Paralex, Inc. (a development stage enterprise) (the "Company") as at November 30, 2001 and the statements of loss and comprehensive loss, shareholders' deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
December 21, 2001.                                         Chartered Accountants

Paralex, Inc.
(a development stage enterprise)

                                      BALANCE SHEET
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                                    (expressed in U.S. dollars)




                                                                        2001
                                                                         $
--------------------------------------------------------------------------------

ASSETS
Current
Cash                                                                     23,042
--------------------------------------------------------------------------------
Total current assets                                                     23,042
--------------------------------------------------------------------------------
Other assets [note 4]                                                   354,148
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities                                513,624
--------------------------------------------------------------------------------
Total current liabilities                                               513,624
--------------------------------------------------------------------------------
Long-term debt [note 5]                                                 100,000

Commitments [note 7]

Shareholders' deficit [note 6]
Common shares - par value $0.001
   Authorized - 20,000,000
   Issued and outstanding - 4,000,000                                     4,000
Preferred shares - par value $0.001, issuable in series
   Authorized - 5,000,000
   Issued and outstanding - nil                                            -
Deficit                                                                (240,434)
--------------------------------------------------------------------------------
Total shareholders' deficit                                            (236,434)
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

See accompanying notes

On behalf of the Board:


              /s/ Mark C. Rogers              /s/ Fred H. Mermelstein
              Director                        Director

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF LOSS AND COMPREHENSIVE LOSS
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
EXPENSES
General and administrative [notes 5 and 9]                              233,982
Amortization                                                              6,452
--------------------------------------------------------------------------------
Net loss and comprehensive loss for the period                          240,434
================================================================================

Loss per common share - basic and dilutive                                 0.06
================================================================================

Weighted average number of common shares outstanding                  3,710,000
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF SHAREHOLDERS' DEFICIT
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                Common shares             Deficit     Total
                                                -------------
                                                #             $              $          $
-----------------------------------------------------------------------------------------------
Balance, January 26, 2001                        -        -                -           -
Shares issued for cash [note 6]             3,400,000    3,400             -          3,400
Shares issued for license [note 6]            600,000      600             -            600
Net loss for the period                          -        -            (240,434)   (240,434)
-----------------------------------------------------------------------------------------------
Balance, November 30, 2001                  4,000,000    4,000         (240,434)   (236,434)
===============================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

               STATEMENT OF CASH FLOWS
     [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                (240,434)
Adjustments for non-cash items:
   Amortization                                                           6,452
Changes in non-cash working capital items:
   Accounts payable and accrued liabilities                             203,624
--------------------------------------------------------------------------------
Cash used in operating activities                                       (30,358)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                           (50,000)
--------------------------------------------------------------------------------
Cash used in investing activities                                       (50,000)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares                                   3,400
Proceeds from long-term debt                                            100,000
--------------------------------------------------------------------------------
Cash provided by financing activities                                   103,400
--------------------------------------------------------------------------------

Increase in cash, during the period                                      23,042
Cash, beginning of period                                                  -
--------------------------------------------------------------------------------
Cash, end of period                                                      23,042
================================================================================

Supplemental cash flow information:
Interest paid                                                             1,468
Common shares issued for intangible assets                                  600
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Paralex, Inc. (a development stage enterprise) (the "Company") was incorporated on January 26, 2001 under the General Corporation Law of the State of Delaware. The Company is involved in the research and development of oxypurinol for the treatment of congestive heart failure. The Company is a development stage enterprise and commercial operations have not yet commenced. The Company's year end is December 31.

The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 10[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles in the United States, which are not materially different from Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

License costs

The Company capitalizes costs paid to obtain licenses. The cost of licenses is amortized on a straight-line basis over its estimated useful life of ten years.

The Company monitors the recoverability of license costs, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their fair value in the period when it is likely that the carrying amount of the asset will not be recovered.

Loss per common share

Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

Recent pronouncements

The Financial Accounting Standards Board issued a new standard (SFAS 142), entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2003. The Company does not believe the adoption of SFAS 142 will have a material effect on the financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

3. Financial instruments

For certain of the Company's financial instruments including cash, accounts payable and accrued liabilities and long-term debt, the carrying values approximate fair value due to their short-term nature.


4. OTHER ASSETS

                                                               Accumulated       Net book
                                                   Cost        amortization       value
                                                    $                $              $
------------------------------------------------------------------------------------------
2001
Licenses                                         360,600          6,452          354,148
------------------------------------------------------------------------------------------
Total                                            360,600          6,452          354,148
==========================================================================================

5. LONG-TERM DEBT

                                                                        2001
                                                                         $
--------------------------------------------------------------------------------
Bank of America revolving credit facility bearing interest at a fixed rate of 4.40% per annum, repayable on December 20, 2002,
interest payable monthly                                                100,000
--------------------------------------------------------------------------------
                                                                        100,000
================================================================================

Interest expense for the period from January 26, 2001 (date of incorporation) to November 30, 2001 amounted to $1,468.

On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

The loan is personally guaranteed by one of the Company's executive officers.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

6. SHARE CAPITAL

The directors of the Company will designate the rights, privileges, restrictions and conditions of each series of Preferred Shares.

On January 31, 2001, the directors approved the increase in authorized share capital from 5,000,000 common shares to 20,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares with a par value of $0.001 per share, issuable in series.

On February 1, 2001, the Company issued 3,000,000 common shares at a price of $0.001 per share, for gross cash proceeds of $3,000.

On April 14, 2001, the Company issued, in exchange for an exclusive patent with respect to certain technology, 600,000 common shares to Johns Hopkins University
(JHU) and the inventor of the technology. The exchange has been recorded at $600 which reflects the fair value of the common shares issued.

On May 14, 2001, the Company issued 400,000 common shares at a price of $0.001 per share, for gross cash proceeds of $400.


7. COMMITMENTS

[i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at $5,000 and increasing over the next five years to $100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

      In addition, the Company is required to obtain $3 million of financing within 11 months and $5 million of financing within 18 months of the agreement.

      The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore the Company may terminate the agreement for any reason upon giving 60 days written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS (CONT'D.)

[ii] In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of $250,000, included in accounts payable and accrued liabilities, upon execution of the agreement and a further $250,000 upon the exercise of the option. The Company further agreed to pay ILEX additional milestone payments of up to $8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

[iii] In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for $100,000 per year, from January 1, 2002 through December 31, 2005.


8. Related party transactions

No compensation has been paid or is owing to directors or officers of the Company in respect of services rendered to November 30, 2001. Certain of the Company's directors and officers serve as directors and officers of Paramount Capital, Inc. ("Paramount"). Paramount has provided certain administrative services to the Company to November 30, 2001 for nil consideration.


9. GENERAL AND ADMINISTRATIVE

                                                                         $
--------------------------------------------------------------------------------
Consulting and professional fees                                        212,599
Office and miscellaneous                                                  1,900
Travel and other                                                         19,483
--------------------------------------------------------------------------------
                                                                        233,982
================================================================================

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

10. SUBSEQUENT EVENTS

[i] On December 21, 2001, the Company entered into an acquisition agreement with Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, whereby Cardiome will acquire all of the outstanding shares of the Company in exchange for approximately 33,300,000 common shares of Cardiome, based on a formula but not to exceed approximately 43,000,000 common shares. The acquisition is subject to, among other matters, approval from the shareholders of Cardiome and applicable regulatory agencies.

[ii] In December 2001, the Company drew an additional $110,000 on its revolving credit facility [note 5].

                    PRO-FORMA FINANCIAL STATEMENTS OF THE COMPANY

Pro Forma Consolidated Financial Statements

Cardiome Pharma Corp.
Unaudited - See Compilation Report
(Expressed in Canadian dollars)
As at August 31, 2001 and for the nine months ended August 31, 2001

                             COMPILATION REPORT



To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at August 31, 2001 and the pro forma consolidated statement of loss for the nine months ended August 31, 2001 which have been prepared for inclusion in the prospectus relating to the qualification and distribution of 1,834,333 common shares and 917,167 warrants issuable upon exercise of special warrants. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statement of loss have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
January 14, 2002.                                          Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET


As at August 31, 2001                         Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             balance
                                                Corp.                Inc.           adjustments  Note       sheet
                                                 $                    $                  $                    $
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                     2,226,704           36,240            15,000,000   [2e]
                                                                                      (159,100)  [2f]   17,103,844
Short-term investments                        2,548,751             -                     -              2,548,751
Amounts receivable and other                    252,471             -                     -                252,471
-------------------------------------------------------------------------------------------------------------------------
Total current assets                          5,027,926           36,240            14,840,900          19,905,066
-------------------------------------------------------------------------------------------------------------------------
Capital assets                                  353,354             -                     -                353,354
Other assets                                  1,451,235          557,004            32,270,683   [2a]   34,278,922
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities        603,589          807,827               763,000   [2a]
                                                                                     1,250,000   [2e]    3,424,416
Current portion of lease obligations              7,264             -                     -                  7,264
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                       610,853          807,827             2,013,000           3,431,680
-------------------------------------------------------------------------------------------------------------------------
Deferred revenue                              1,386,180             -                     -              1,386,180
Long-term debt                                     -             159,100              (159,100)  [2f]         -
Deferred tax liability                             -                -                2,800,000   [2a]    2,800,000
-------------------------------------------------------------------------------------------------------------------------
                                              1,997,033          966,927             4,653,900           7,617,860
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficit)
Share capital                                32,235,393            6,038                (6,038)  [2d]
                                                                                    28,097,000   [2a]
                                                                                       237,000   [2a]
                                                                                    13,750,000   [2e]   74,319,393
Contributed surplus                           1,056,266             -                     -              1,056,266
Deficit                                     (28,456,177)        (379,721)              379,721   [2d]  (28,456,177)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)          4,835,482         (373,683)           42,457,683          46,919,482
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             statement
                                                Corp.                Inc.           adjustments  Note       of loss
                                                 $                    $                  $                     $
-------------------------------------------------------------------------------------------------------------------------
REVENUE
Research, collaborative, licensing
   and option fees                              159,222             -                     -                159,222
Grant income                                     88,137             -                     -                 88,137
Interest and other income                       299,354             -                     -                299,354
-------------------------------------------------------------------------------------------------------------------------
                                                546,713             -                     -                546,713
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                      3,996,162             -                     -              3,996,162
General and administration                    1,242,742          365,577                  -              1,608,319
Amortization                                    525,761           10,004             2,420,000   [2c]    2,955,765
-------------------------------------------------------------------------------------------------------------------------
                                              5,764,665          375,581             2,420,000           8,560,246
-------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                     (5,217,952)        (375,581)           (2,420,000)         (8,013,533)
Deferred income tax recovery                       -                -                  210,000   [2c]      210,000
-------------------------------------------------------------------------------------------------------------------------
Net loss for the period                      (5,217,952)        (375,581)           (2,210,000)         (7,803,533)
=========================================================================================================================

Loss per common share - basic and diluted         (0.13)           (0.10)                        [2b]        (0.09)
=========================================================================================================================

Weighted average number of
   common shares outstanding                 41,215,848        3,710,000                         [2b]   90,555,322
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements give effect to the acquisition of Paralex, Inc. ("Paralex") by Cardiome Pharma Corp. ("Cardiome") as described in the Notice of an Extraordinary General Meeting and Management Information Circular ("Circular").

The accompanying pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from the audited financial statements of Paralex as at November 30, 2001, the unaudited financial statements of Paralex for the nine months ended November 30, 2001, and the unaudited consolidated financial statements of Cardiome as at and for the nine months ended August 31, 2001. No pro forma information for the year ended November 30, 2000 has been provided because Paralex was incorporated on January 26, 2001. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition in the Circular, the audited financial statements of Paralex and the audited and unaudited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Circular.

The audited financial statements of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated balance sheet, the assets and liabilities of Paralex were translated into Canadian dollars using the exchange rate at November 30, 2001. For purposes of the pro forma consolidated statement of loss, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the nine month period ended November 30, 2001.

Cardiome is contemplating the consolidation of its outstanding share capital on a one new share for four old shares basis, upon the completion of the acquisition. These pro forma consolidated financial statements do not reflect this share consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These pro forma consolidated financial statements give effect to the completion of the proposed transactions contemplated by the Merger Agreement ("Agreement"), as more fully described in the Circular, as if they had occurred on August 31, 2001 with respect to the pro forma consolidated balance sheet and on December 1, 2000 with respect to the pro forma consolidated statement of loss for the nine months ended August 31, 2001. The pro forma consolidated statement of loss for the year ended November 30, 2000 is not presented because Paralex was not incorporated until January 26, 2001. A summary of the proposed transaction is as follows:

On December 21, 2001, Paralex and Cardiome entered into an agreement whereby Cardiome will acquire all of the issued and outstanding common shares of Paralex in exchange for common shares of Cardiome, calculated according to the following formula: 43,070,181 less the sum of cash and cash equivalents of Cardiome and certain of the liabilities of Paralex divided by the lower of the average closing bid price of Cardiome shares on the T.S.E. on the ten business days prior to and including October 31, 2001 and $0.60. Cardiome estimates it will issue 33,300,000 common shares in accordance with this formula. Immediately after this transaction and the additional third party financing, the prior shareholders of Paralex will have acquired approximately 32% of the total issued and outstanding common shares of Cardiome. The ongoing business will continue as that of Cardiome. The business combination is contingent upon obtaining approval from the shareholders of Cardiome and Paralex, the Toronto Stock Exchange and the appropriate regulatory authorities which is expected to close on March 15, 2002. In addition, Cardiome is required to arrange an equity financing of not less than US$10 million.

Transaction costs are estimated to be approximately $763,000 in cash costs and $237,000 in common shares.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

Cardiome has been identified as the acquirer in this purchase business combination.

The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

                                                                         $
--------------------------------------------------------------------------------
Assets acquired:
Cash                                                                     36,240
Other assets                                                            557,004
Technology                                                           32,270,683
--------------------------------------------------------------------------------
Total assets acquired                                                32,863,927
--------------------------------------------------------------------------------

Less liabilities assumed:
Accounts payable and accrued liabilities                                807,827
Long-term debt                                                          159,100
Deferred tax liability                                                2,800,000
--------------------------------------------------------------------------------
Total liabilities assumed                                             3,766,927
--------------------------------------------------------------------------------
Net assets acquired                                                  29,097,000
================================================================================

Consideration given:
33,300,000 common shares                                             28,097,000
Estimated transaction costs                                           1,000,000
--------------------------------------------------------------------------------
Total consideration                                                  29,097,000
================================================================================


The allocation of the purchase price reflected in the pro forma consolidated financial statements is preliminary and based on the financial position of Paralex at November 30, 2001. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In these pro forma consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the pro forma consolidated balance sheet.

Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more. Accordingly, it is presumed this debt will be repaid with the proceeds of the equity financing.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

The following adjustments have been made to reflect the transaction described above:

[a] To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs. Transaction costs are estimated to be $763,000 in cash costs and $237,000 in issuance of 250,000 common shares.

[b] The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period, 33,300,000 and 250,000 common shares assumed to be issued to effect the acquisition at December 1, 2000 and approximately
      15.8 million common shares assumed to be issued related to the equity financing on December 1, 2000.

[c] To reflect the amortization of technology and related deferred tax liability over ten years.

[d]   To eliminate the share capital and shareholders' deficit of Paralex.

[e] It is assumed approximately 15.8 million common shares will be issued for total proceeds of $15,000,000 (US $10,000,000), less estimated cash transaction costs of $1,250,000.

[f] To reflect the repayment of long-term debt with the proceeds of the equity financing.

                          CERTIFICATE OF THE COMPANY


Dated:   January 30, 2002

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the Securities Act (British Columbia) and by the Securities Act (Ontario) and the respective rules and regulations thereunder.



/s/ Robert W. Rieder (signed)             /s/ Christina Yip (signed)
-------------------------------------     -------------------------------------
ROBERT W. RIEDER                          CHRISTINA YIP
President and Chief Executive Officer     Chief Financial Officer




                    ON BEHALF OF THE BOARD OF DIRECTORS


/s/ Michael Walker (signed)               /s/ Allen Bain (signed)
-------------------------------------     -------------------------------------
MICHAEL WALKER                            ALLEN BAIN
Chairman and Director                     Director

                                                                      Exhibit 14

   A copy of this preliminary prospectus (the "Prospectus") has been filed with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the final Prospectus is obtained from the securities regulatory authorities.

   This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S of the 1933 Act) except pursuant to an exemption from the registration requirements of the 1933 Act.

New Issue                                                Dated: February 5, 2002

                             Preliminary Prospectus


                             [GRAPHIC OMITTED] Cardiome


                               CARDIOME PHARMA CORP.
                         Maximum of $24,000,000* ( Units)
                         Minimum of $16,000,000* ( Units)
   (each Unit consisting of one Cardiome Share and one quarter of one Cardiome
                              Share Purchase Warrant)

                                Price: $ per Unit

* Estimates only. Maximum Offering will be the Canadian dollar equivalent of U.S.$15,000,000 and Minimum Offering will be the Canadian dollar equivalent of U.S.$10,000,000.

   This Prospectus qualifies the distribution of a minimum of Units and a maximum of Units (the "Offering") of Cardiome Pharma Corp. ("Cardiome" or the "Company") at a price of $ per Unit ("Offering Price") for minimum gross proceeds of approximately $16,000,000 (U.S.$10,000,000) ("Minimum Offering") and maximum gross proceeds of approximately $24,000,000 (U.S.$15,000,000) ("Maximum Offering"). Each Unit consists of one common share (a "Cardiome Share") in the capital of the Company and one quarter of one Cardiome Share purchase warrant (a "Cardiome Warrant") of the Company. One whole Cardiome Warrant will entitle the holder thereof to purchase one Cardiome Share at any time on or before 24 months after the closing of the Offering at a price of 200% of the Offering Price. The Offering Price was determined by negotiation between the Company and each of Sprott Securities Inc. and Raymond James Ltd. (the "Agents"). See "Plan of Distribution".

================================================================================
                                                               Net Proceeds
                      Price to the Public   Agents' Fee (1)   to the Company (2)
--------------------------------------------------------------------------------
Per Unit                      $*                  $*               $*
--------------------------------------------------------------------------------
Total Minimum Offering(3)(4)  $16,000,000         $*               $*
--------------------------------------------------------------------------------
Total Maximum Offering(3)(4)  $24,000,000         $*               $*
================================================================================

(1) As consideration for services rendered by the Agents, the Company has agreed to pay the Agents a fee equal to 7% of the aggregate gross proceeds of the Offering, including any proceeds resulting from the issuance of Units pursuant to the exercise of the Over-Allotment Option (as defined in note 4 below) and/or the Greenshoe Option (as defined in note 4 below). The Company has also agreed to grant to the Agents non-transferable brokers' warrants ("Brokers' Warrants") to purchase 10% of the number of Units sold pursuant to the Offering, including any Units sold pursuant to the exercise of the Over-Allotment Option (as defined in note (4) below) and/or the Greenshoe Option (as defined in note (4) below). The Brokers' Warrants are exercisable for a period of 24 months from the closing of the Offering at a price of 115% of the Offering Price per Unit. This Prospectus also qualifies the distribution of the Brokers' Warrants (one-half only in Ontario). See "Plan of Distribution".

Page ii

(2)   Prior to deducting expenses of the Offering, estimated to be $500,000.

(3) The Agents have agreed to raise a minimum of U.S.$10,000,000 and a maximum of U.S.$15,000,000 on a best efforts basis. It is a condition of the closing of the Acquisition described herein that the Company raise the minimum of U.S.$10,000,000. See "Plan of Distribution" and "Acquisition of Paralex - The Acquisition Agreement".

(4) The Company has granted to the Agents an option, exercisable up to the closing of the Offering, to offer an additional U.S.$5,000,000 of Units (the "Over-Allotment Option") at the Offering Price to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Offering Price to the public, the Agents' fee and the net proceeds to the Company will be $*, $* and $*, respectively. The Company has also granted to the Agents a further option to purchase up to an additional 15% of the number of Units sold at the Offering Price for a period of 60 days from the closing of this Offering (the "Greenshoe Option") to cover further over-allotments, if any. If the Over-Allotment Option and the Greenshoe Option are exercised in full, the total Offering Price to the public, the Agents' fee and the net proceeds to the Company will be $*, $* and $*, respectively. This Prospectus also qualifies the distribution of the Over-Allotment Option and the Greenshoe Option and any Units issued pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option. See "Plan of Distribution".

   An investment in Units of the Company should be regarded as highly speculative due to the nature of the Company's business. See "Risk Factors".

   The Company will allocate all of the subscription price for each Unit to the Cardiome Share and none to the Cardiome Warrant. The Cardiome Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSE") (Symbol:
"COM") and are quoted on the OTC NASD Bulletin Board (Symbol: "COMTF"). The closing trading price of the Cardiome Shares on the TSE on February 4, 2002 was $0.92 per Cardiome Share.

   The Agents conditionally offer the Units for sale on a best efforts basis, if, as and when issued and delivered by the Company in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Catalyst Corporate Finance Lawyers and on behalf of the Agents by Aird & Berlis LLP.

   Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offering will not continue for a period of more than 90 days after the date of the receipt for the final prospectus if subscriptions representing the Minimum Offering are not obtained within that period, unless each of the persons or companies who subscribed within that period has consented to the continuation of the Offering. During the 90 day period, funds received from subscriptions will be held by a depository who is a registrant, bank or trust company and if the Minimum Offering is not raised, or the Acquisition is not completed, the funds will be returned to the subscribers without interest or deduction unless the subscribers have otherwise instructed the depository.

   The Company will apply to list the Cardiome Shares being distributed under this Prospectus on the TSE (including any Cardiome Shares to be issued and sold by the Company pursuant to the Over-Allotment Option and the Greenshoe Option, if exercised by the Agents, and the Cardiome Warrants). Listing is subject to the Company fulfilling all of the listing requirements of the TSE. The closing of the Offering is anticipated to occur on or about , 2002, conditional upon receipt of subscriptions to complete the Minimum Offering and completion of the Acquisition. See "Acquisition of Paralex". The Agents may effect transactions intended to stabilize or maintain the market price of the Cardiome Shares at levels other than those which might otherwise prevail in the open market. See "Plan of Distribution".

Page iii

                                 TABLE OF CONTENTS

                             Page No.                                   Page No.
                             -------                                    -------

ELIGIBILITY FOR INVESTMENT         1   INTEREST OF MANAGEMENT AND
EXCHANGE RATE INFORMATION          1   OTHERS IN MATERIAL TRANSACTIONS        53
FORWARD LOOKING STATEMENTS         1   SUMMARY AND ANALYSIS OF FINANCIAL
PROSPECTUS SUMMARY                 2     OPERATIONS - CARDIOME
GLOSSARY                          12     (PRIOR TO ACQUISITION)               54
THE COMPANY                       16   MANAGEMENT DISCUSSION AND ANALYSIS
ACQUISITION OF PARALEX            16     - CARDIOME (PRIOR TO ACQUISITION)    56
BUSINESS OF PARALEX               20   SUMMARY AND ANALYSIS OF FINANCIAL
BUSINESS OF THE COMPANY                  OPERATIONS - PRO FORMA (POST
  POST ACQUISITION                23     ACQUISITION)                         58
  Summary of Current Projects     23   USE OF PROCEEDS                        59
  Antiarrhythmia Projects         23   CAPITALIZATION                         60
  Congestive Heart Failure             OPTIONS AND OTHER RIGHTS TO PURCHASE
  Project                         27     SECURITIES                           60
  Other Opportunities             28   PRINCIPAL HOLDERS OF VOTING SECURITIES 63
  Stated Business Objectives      29   PLAN OF DISTRIBUTION                   64
  Milestones                      29   DESCRIPTION OF SECURITIES OFFERED      66
  Business Strategy               30   PRICE RANGE AND TRADING VOLUMES OF
  Potential Markets               31     CARDIOME SHARES                      67
  Competition                     32   PRIOR SALES                            67
  Patents and Proprietary              RISK FACTORS                           67
    Protection                    33   LEGAL PROCEEDINGS                      76
  Regulatory Environment          34   AUDITOR, TRANSFER AGENT AND
  Licenses and Collaborative             REGISTRARS                           76
    Research Agreements           35   MATERIAL CONTRACTS                     76
HUMAN RESOURCES AND FACILITIES    39   PURCHASERS' STATUTORY RIGHTS           77
DIRECTORS AND OFFICERS            39   INDEX TO FINANCIAL STATEMENTS         F-1
SCIENTIFIC ADVISORY BOARD         47   CERTIFICATE OF THE COMPANY            C-1
EXECUTIVE COMPENSATION            49   CERTIFICATE OF THE AGENTS             C-2

                           ELIGIBILITY FOR INVESTMENT

   In the opinion of Catalyst Corporate Finance Lawyers and Aird & Berlis LLP, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, where applicable, without resort to the so-called "basket provisions" the Units offered hereby will not, at the closing of the Offering, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)                           The Pension Benefits Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)              The Trustee Act (Manitoba)
Trust and Loan Companies Act (Canada)                      Supplemental Pensions Plans Act (Quebec), for a plan
Loan and Trust Corporations Act (Ontario)                  governed thereby
Pension Benefits Act (Ontario)                             An Act respecting insurance (Quebec), for an insurer as
Loan and Trust Corporations Act (Alberta)                  defined therein, constituted under the laws of Quebec,
Insurance Act (Alberta)                                    other than a guarantee fund corporation; and
Employment Pension Plans Act (Alberta)                     An Act respecting trust companies and savings
Financial Institutions Act (British Columbia)              companies (Quebec), for savings companies investing
Pension Benefits Standards Act (British Columbia)          their own funds and by trust companies investing their
The Insurance Act (Manitoba)                               own funds and deposits received by them.

   In the opinion of Catalyst Corporate Finance Lawyers and of Aird & Berlis LLP, the Cardiome Shares will, on the date of their issue, be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Also in the opinion of such counsel, based upon information provided by the Company, at the date of their issue, the Cardiome Shares and the Cardiome Warrants will not constitute "foreign property" for the purposes of Part XI of the Tax Act. The foregoing opinions assume that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Cardiome Shares and Cardiome Warrants.

                          EXCHANGE RATE INFORMATION

   Unless otherwise stated, all dollar amounts in this Prospectus refer to Canadian dollars. On February 4, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.5915 based upon the Bank of Canada noon spot rate of exchange.

                         FORWARD LOOKING STATEMENTS

   This Prospectus contains forward-looking statements reflecting Cardiome's and Paralex's current operations and expectations in the therapeutic drug development market. These statements reflect management's current beliefs and are based on information currently available to management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, changes in market and competition, technological and competitive developments, and potential downturns in economic conditions generally. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein.

                            PROSPECTUS SUMMARY

   The following is a summary of the information set out in this prospectus ("Prospectus") and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. Certain capitalized terms and technical terms used but not defined in this Summary are defined in the Glossary.

                                The Offering

Company:           Cardiome Pharma Corp. ("Cardiome" or the "Company").

Issue: This Prospectus qualifies the distribution of a minimum of * Units (the "Minimum Offering") and a maximum of * Units (the "Maximum Offering") of the Company for minimum gross proceeds of $16,000,000 (the equivalent of U.S.$10,000,000) and maximum gross proceeds of $24,000,000 (the equivalent of U.S.$15,000,000). Each Unit consists of one Cardiome Share and one quarter of one Cardiome Warrant. Each whole Cardiome Warrant will entitle the holder thereof to purchase one Cardiome Share at any time on or before 24 months from the closing of the Offering at a price of 200% of the Offering Price. The Company has granted to the Agents an option, exercisable up to the closing of the Offering, to offer an additional U.S.$5,000,000 ($8,000,000) of Units (the "Over-
                   Allotment Option") at the Offering Price to cover over-allotments, if any, and a further option to purchase up to an additional 15% of the number of Units sold at the Offering Price for a period of 60 days from the closing of this Offering (the "Greenshoe Option") to cover further over-allotments, if any. See "Plan of Distribution".

Price:             $* per Unit.

Use of Proceeds:   The net proceeds of the Offering (after deduction of the
                   expenses of the Offering) together with the Company's estimated working capital (including Paralex) as at December
                   31, 2001 of $2,074,000, will be $16,454,000 if the Minimum
                   Offering is completed (the "Minimum Funds Available") and
                   $23,894,000 if the Maximum Offering is completed (the
                   "Maximum Funds Available"). The Company intends to use these funds as follows:

                                      Minimum Offering

                                      Maximum Offering

                   RSD1235 Project, complete Phase II trial for intravenous application

                      $ 1,887,000

                      $ 1,887,000

                   RSD1235 Project, complete Phase I trial for oral application

                              ---

                          800,000

                   RSD1235 Project, manufacturing of drug supplies

                          400,000

                        1,200,000

                   Oxypurinol Project, complete Phase II oral trial

                        4,000,000

                        6,000,000

                   Oxypurinol Project, formulation development, toxicology testing and completion of Phase I safety study in the intravenous trial

                              ---

                        1,700,000

                   Patents

                          550,000

                          550,000

                   Working capital to fund ongoing operations and administration

                        9,617,000

                       11,757,000

                   TOTAL:

                      $16,454,000

                      $23,894,000

                   See "Use of Proceeds".

Terms and
Conditions:        Closing of the Offering will be subject to a number of
                   conditions as set out in the Agency Agreement including receipt of subscriptions for the Minimum Offering and closing of the Acquisition, which is subject to both regulatory and shareholder approval. Forthwith after the closing of the Offering, the Cardiome Shares, including those underlying the Units offered hereunder, will be consolidated on a one new share for four old shares basis and the Company will be continued under the CBCA. See "Plan of Distribution" and "Acquisition of Paralex - The Acquisition Agreement - Share
                   Consolidation and Continuation".

                          Acquisition of Paralex, Inc.

   In December 2001, the Company entered into an agreement to acquire all of the outstanding shares (the "Paralex Shares") of Paralex, Inc. ("Paralex") (the "Acquisition") in exchange for approximately 33,300,000 Cardiome Shares. The Acquisition is subject to a number of conditions including regulatory and shareholder approvals, and completion of a concurrent financing of not less than U.S.$10,000,000. See "Acquisition of Paralex - The Acquisition Agreement".

   Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from The Johns Hopkins University ("JHU"), certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO Inhibitors"), for the treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. Paralex has also licensed from ILEX Oncology, Inc. ("ILEX"), rights to oxypurinol clinical data, drug supply and know-how (the "ILEX Technology") and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Both of these licenses may allow Paralex to potentially advance its XO Inhibitors for treatment of CHF directly into Phase II clinical development for CHF using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. See "Acquisition of Paralex" and "Business of Paralex".

                         Business of the Company

Overview

   Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Upon completion of the Acquisition, Cardiome will have drug discovery and development efforts targeting the treatment of cardiac arrhythmias, through the use of atria-selective ion channel modulating drug candidates, and CHF, through the use of drugs known to inhibit the enzyme xanthine oxidase. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second drug candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. With respect to CHF, Cardiome will develop oxypurinol to determine if it is a safe and effective therapy for the treatment of CHF. The Company is planning to begin a Phase II clinical trial on the oral application of oxypurinol to CHF by the second half of 2002. Subject to the availability of funds, the Company will extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, the Company has an option until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), a metabolic disease.
A summary of the Company's four clinical and pre-clinical projects is provided below.

Antiarrhythmia Overview

   One of two areas of therapeutic focus for the Company is the research and development of drugs which treat disturbances in heart rate and rhythm (cardiac arrhythmias). There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the two lower chambers of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

RSD1235 Project

   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals. Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The
Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. The current Phase II efficacy trial on the intravenous application of RSD1235 is designed to prove the efficacy of RSD1235 and to define what dose should be used in the Phase III clinical trial. This Phase II trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated to be $2,300,000. The Company has incurred $413,000 as at December 31, 2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of
Proceeds".

   The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the Company will announce its intentions for further development within the first half of 2003. If the Company has sufficient financial resources, the Company may initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence by the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated cost of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to the availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

RSD1122 Project

   RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Preclinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. Cardiome has licensed this project to AstraZeneca. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

Kv1.5 Project

   The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Recent Cardiome data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. Cardiome is currently optimizing lead candidates for consideration of further development and safety evaluation prior to initiation of human trials. It is expected Cardiome will select a Kv1.5 clinical candidate in 2002.

Congestive Heart Failure Overview

   With the acquisition of Paralex, (see "Acquisition of Paralex") Cardiome adds a second area of therapeutic focus, the research and development of drugs which treat CHF. CHF is a disease characterized by an inability of the heart to pump blood commensurate with the body's metabolic needs. An imbalance between left ventricular performance and myocardial oxygen consumption leads to a decrease in the heart's contractile efficiency. Experimental evidence suggests that inhibitors of the enzyme xanthine oxidase (e.g., allopurinol and its active metabolite oxypurinol) may play an important role in improving myocardial efficiency based on human and animal studies performed at the JHU School of Medicine.

Oxypurinol CHF Project

   The oxypurinol project will target both acute and chronic therapy for patients with CHF. Oxypurinol, a xanthine oxidase inhibitor, has a proven safety record as it has been tested: i) in a Phase II clinical trial for the treatment of gout in patients intolerant to allopurinol; ii) in a compassionate use program worldwide for treatment of gout in patients intolerant to allopurinol; iii) in human cardiac patients undergoing heart surgery; and iv) on millions of patients through allopurinol (allopurinol is metabolized in the body to form oxypurinol), a drug used as a first line therapy for gout.

   Allopurinol has been shown to improve myocardial efficiency by sensitizing the cardiac muscle cells to calcium ions (Cappola et al., Circulation, 2001-104-2407-2411). These cells can contract more strongly without a comparable increase in oxygen demand thereby improving functional efficiency. This characteristic compares favorably with current CHF therapeutic drugs that typically improve cardiac output at the cost of increased oxygen demand that, in effect, accelerates the underlying CHF disease. Inhibition of xanthine oxidase serves as a new pharmacological approach to the treatment of CHF. Cardiome hopes to commence a Phase II clinical trial on the oral application of oxypurinol to CHF by the second half of 2002. The Company anticipates the completion of this trial by the end of 2003 at an anticipated cost of approximately $4,000,000. If sufficient funds are available, the Company will proceed with a drug interaction study on the Phase II oral application, anticipated to cost approximately another $2,000,000. Subject to sufficient funding, the Company will begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute CHF in the second half of 2002 with a Phase I safety study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at approximately $1,700,000 with results expected by the end of 2003.

See "Business of the Company Post Acquisition".

24 Month Milestones

   The Company expects to reach the following milestones over the next 24 months:

(1) Conclude the Phase II clinical trial on the intravenous application of RSD1235 to new onset atrial fibrillation;

(2) Initiate the advanced clinical evaluation of the intravenous application of RSD1235, subject to sufficient funding;

(3) Complete the Phase I oral clinical trial for RSD1235, subject to sufficient funding;

(4) Complete the Phase II clinical trial on the oral application of oxypurinol to CHF;

(5) Initiate a Phase I safety study on the intravenous application of oxypurinol to CHF, subject to sufficient funding;

(6) Decision by AstraZeneca whether to proceed to clinical development of RSD1122 which would trigger a milestone payment to the Company;

(7) Potential commencement by AstraZeneca of a Phase I clinical study in humans of RSD1122 which would trigger an additional milestone payment from AstraZeneca to the Company;

(8) Identify a clinical candidate molecule in the Kv1.5 program; and

(9) Enter into an additional strategic partnership agreement.

See "Business of the Company Post Acquisition - Milestones" and "Use of
Proceeds".

                     Summary Pro Forma Financial Information

   The following selected financial data has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the consolidated financial statements of each of Cardiome and Paralex and notes thereto, contained elsewhere in this Prospectus. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome under Canadian generally accepted accounting principles ("GAAP"). The pro forma consolidated balance sheet gives effect to the Acquisition and the Minimum Offering as though they occurred on August 31, 2001, and the pro forma consolidated statement of operations for the period ended August 31, 2001 gives effect to the Acquisition and the Minimum Offering as though they occurred on December 1, 2000.

Pro Forma Consolidated Statement of Operations Data

================================================================================
                                                               Nine Months Ended
                                                                August 31, 2001
--------------------------------------------------------------------------------
Revenue


   Research collaborative, licensing and option fees              $     159,222

   Grant income                                                          88,137

   Interest and other income                                            299,354

TOTAL:                                                                  546,713
--------------------------------------------------------------------------------
Expenses


   Research and development expenses                              $   3,996,162

   General and administration expenses                                1,608,319

   Amortization                                                       2,955,765

TOTAL:                                                                8,560,246
--------------------------------------------------------------------------------
Loss before income taxes                                             (8,013,533)
--------------------------------------------------------------------------------
Deferred income tax recovery                                            210,000

Net Loss for the period                                           $  (7,803,533)
--------------------------------------------------------------------------------
Net loss per Common Share                                                 (0.09)
================================================================================

Pro Forma Consolidated Balance Sheet Data

================================================================================
                                                           As at August 31, 2001
--------------------------------------------------------------------------------

Assets

   Current assets                                                 $  19,905,066

   Capital assets                                                       353,354

   Technology, license & patents(1)                                  34,278,922

Total assets:                                                        54,537,342

Deferred revenue                                                      1,386,180

Deferred tax liability                                                2,800,000

Shareholders' Equity
   Share capital                                                     74,319,393

   Contributed surplus                                                1,056,266

   Deficit                                                          (28,456,177)

Total shareholders' equity                                           46,919,482
================================================================================

        (1) The allocation of the purchase price in the pro forma information is preliminary, based on the financial position of Paralex at November 30, 2001. The actual purchase price will reflect the fair value at the Effective Time of the assets acquired and liabilities assumed based upon Cardiome's assessment of their fair value following the closing of the Acquisition. The final purchase price allocation may differ from the preliminary allocation reflected herein.

Cardiome Consolidated Financial Data

   The following table sets forth selected consolidated financial data for Cardiome that has been derived from the consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------
                                    Nine Month            Nine Month         Year Ended           Year Ended          Year Ended
                                   Period Ended          Period Ended        November 30,         November 30,       November 30,
                                  August 31, 2001      August 31, 2000         2000(2)               1999               1998
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative       $     159,222       $      79,495       $      81,448       $     482,876       $     228,767
    licensing and option fees
   Grant income                        88,137             101,559             135,363              45,810               4,234
   Interest and other income          299,354             348,140             506,541             258,395             320,286
                                -------------       -------------       -------------       -------------       -------------
   Total:                       $     546,713       $     529,194       $     723,352       $     787,081       $     553,287

----------------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development     $   3,996,162       $   3,277,579       $   4,732,656       $   3,585,593       $   3,498,787
    expenses
   General and administration       1,242,742           1,085,729           1,569,044             997,890           1,553,337
    expenses
   Amortization                       525,761             460,730             917,288             654,918             669,582
                                -------------       -------------       -------------       -------------       -------------
   Total:                       $   5,764,665       $   4,824,038       $   7,218,988       $   5,238,401       $   5,721,706

----------------------------------------------------------------------------------------------------------------------------------
Net Loss for the period         $  (5,217,952)      $  (4,294,844)      $  (6,495,636)      $  (4,451,320)      $  (5,168,419)
----------------------------------------------------------------------------------------------------------------------------------
Net loss per Common Share               (0.13)              (0.12)              (0.17)              (0.16)              (0.19)
----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares(1)            41,215,848          36,662,998          37,782,044           28,331,730         26,780,674
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets               $   5,027,926                           $  10,610,052       $   7,042,686
   Capital assets                     353,354                                 452,970             461,576
   Technology, License & patents    1,451,235                               2,009,018           2,359,468
Total assets:                       6,832,515                              13,072,040           9,863,730

Long term liabilities                   7,264                                  91,306             220,737
Deferred revenue                    1,386,180                               1,499,598                -

Shareholders' Equity
   Share capital                   32,235,393                              32,235,393          25,282,040
   Contributed surplus              1,056,266                               1,056,266                -
   Deficit                      $ (28,456,177)                          $ (22,810,225)      $ (16,314,589)
----------------------------------------------------------------------------------------------------------------------------------

(1) Subsequent to August 31, 2001, Cardiome issued 20,000 Cardiome Shares pursuant to a technology assignment agreement. There are 43,070,181 Cardiome Shares issued and outstanding as of the date of this Prospectus.

(2) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission (the "SEC") in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the nine month period ended August 31, 2001.

                              Risk Factors

   An investment in the securities offered under this Prospectus is subject to certain significant risk factors and should be considered highly speculative. Cardiome has no developed or approved products and has limited revenues, a history of significant losses and an accumulated deficit; Paralex has a history of operating losses and there is no certainty that Paralex will ever achieve profitability; Cardiome will require additional financing; the market prices for the securities of biotechnology companies are volatile; there are no assurances of regulatory approval and subsequently there will be potential delays in commercializing drugs; there are no assurances of market acceptance of Cardiome's drug candidates; Cardiome has substantial competition; Cardiome is dependent upon key personnel; there are no assurances regarding the licensing of proprietary technology owned by others and patent protection is unpredictable; there is no certainty of successful management of future growth and the ability of the Company to efficiently integrate Paralex; current directors, officers and principal shareholders will control a significant percentage of outstanding shares; there is no assurance that the Company will be able to obtain or maintain a listing on a senior U.S. stock exchange; there are no assurances of successful manufacturing; there may be delays from non-compliance with Good Manufacturing Practices; there are no assurances of successful marketing of Cardiome's drug candidates; Cardiome is dependent on its ability to enter into and manage corporate collaborations; Cardiome is subject to exposure from product liability claims; Cardiome may encounter risks associated with the use of hazardous materials; Cardiome will experience uncertainty of product pricing, reimbursement and related matters; the Cardiome Shares are subject to dilution; conflicts of interest may arise; Cardiome has not and does not intend to declare any dividends in the foreseeable future. See "Risk Factors".

                                 GLOSSARY

   Where used herein, the following terms and acronyms shall have the corresponding meanings set out below:

ACE-inhibitors               Angiotensin converting enzyme inhibitors.

Acquisition                  The acquisition of Paralex by Cardiome as
                             contemplated by the Acquisition Agreement.

Acquisition Agreement        Agreement and Plan of Merger dated as of December
                             21, 2001 among Cardiome, Cardiome U.S. and Paralex, as amended, the text of which is attached as Appendix C to this Information Circular.

Agent                        Sprott Securities Inc., Cardiome's agent for the
                             Financing.

antiarrhythmic               An agent which has the ability to decrease the
                             incidence of arrhythmia.

arrhythmia                   An abnormal electrical signal in the heart, or an
                             abnormal heart beat resulting from such a signal.

atrial arrhythmia            Arrhythmia in the atria of the heart.

atrial fibrillation          An arrhythmia in which the atria, instead of
                             intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate.

BCCA                         Company Act (British Columbia), R.S.B.C. 1996, c.
                             62, as amended.

Board                        Cardiome's board of directors.

Cardiome                     Cardiome Pharma Corp.

Cardiome Shareholders        Holders of Cardiome Shares.

Cardiome Shares              Common shares in the capital of Cardiome.

Cardiome U.S.                Cardiome, Inc., a wholly owned subsidiary of
                             Cardiome formed for the purpose of completing the Acquisition.

CBCA                         Canada Business Corporations Act, R.S.C. 1985, c.
                             C-44, as amended.

CHF                          Congestive heart failure.

Closing Date                 The date of closing of the offering.

Company                      Cardiome Pharma Corp.

CUP                          Compassionate use program.

Effective Time               The time the Acquisition is effective.

Emantiomer                   Molecules of the same compound that exist in two
                             different structural forms. The structures are asymmetric, or mirror images of each other.

EPO                          European Patent Office.

Expiry Date                  5:00 p.m. (Toronto Time) on the day which is 24
                             months after the Closing Date.

FDA The Food & Drug Administration of the United States of America.

fibrillation                 A small, local involuntary contraction of muscle.

Financing                    An offering of equity securities of Cardiome to
                             raise gross proceeds of at least US$10 million.

Good Manufacturing           Regulations to which the Company's pharmaceutical
Practices or GMP             products will be subject, prescribed by the FDA in
                             the United States, the HPB in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured.

HPB                          The Health Protection Branch of Health & Welfare
                             Canada.

ILEX                         ILEX Oncology, Inc.

ILEX Licence                 The Licence and Option Agreement dated December 19,
                             2001 between Paralex and ILEX pursuant to which Paralex acquired the rights to the ILEX Technology.

ILEX Technology              The technology acquired by Paralex pursuant to the
                             ILEX Licence. See "Information Concerning Paralex,
                             Inc. - Intellectual Property - ILEX Licence" for details.

IND Investigational new drug application which must be submitted to the FDA and must become effective before human clinical trials commence.

ion channels                 Specialized pores in the membrane of cells which
                             assist in controlling and transferring electrical impulses, called action potentials, in the cell.

ischemia Deficiency of oxygenated blood in a part of a body, usually due to functional constriction or actual obstruction of a blood vessel.

ischemic tissue              Tissue where blood supply is inadequate for its
                             requirements for oxygen, nutrients and removal of metabolic by-products.

JHU                          The Johns Hopkins University.

JHU License                  The License Agreement dated April 18, 2001 between
                             Paralex and JHU pursuant to which Paralex acquired certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of CHF and other cardiovascular disorders.

Marban Agreement             The Consulting Agreement entered into in May 2001
                             but dated as of January 1, 2002 between Paralex and Cardiosciences Consulting Inc. pursuant to which Paralex will acquire the services of Dr. Eduardo
                             Marban.

Maximum Offering             The maximum offering under this Prospectus of U.S.
                             $15,000,000.

Minimum Offering             The maximum offering under this Prospectus of U.S.
                             $10,000,000.

myocardial                   Pertaining to the muscular tissue of the heart.

myocardial infarction        Death of part of the heart muscle which usually
                             occurs in the region of the heart where blood flow has been stopped, commonly referred to as a heart attack.

NDA New drug application which must be submitted to the FDA and approved prior to commercial sale or shipment of a new drug.

Offering The distribution of the Cardiome Shares and Cardiome Warrants issued pursuant to this Prospectus;

Paralex                      Paralex, Inc.

Paralex Shareholders         Holders of Paralex Shares.

Paralex Shares               Shares of common stock in the capital of Paralex.

Paramount                    Paramount Capital, Inc.

PCT                          Patent Cooperation Treaty.

pharmacology                 The science that deals with the origin, nature,
                             chemistry, effects, and uses of drugs.

Phase I clinical trials      The initial introduction of a product into human
                             subjects. The compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

Phase II clinical trials     Involves studies in a limited patient population
                             to: (i) determine the efficacy of the product for specific targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks.

Phase III clinical trials    Undertaken to further evaluate clinical efficacy of
                             the product and to further test for its safety within an expanded population at geographically dispersed clinical study sites.

pre-clinical studies         Includes pharmacological and efficacy testing in
                             animals, toxicology testing and formulation work based on in vitro results.

SCD The term applied to those patients who, during the onset of a heart attack, abruptly die due to the sudden onset of ventricular fibrillation.

Share Consolidation          The consolidation of the issued and authorized
                             share capital of Cardiome on a one new share for four old shares basis.

Special Warrants             Special warrants issued on October 5, 2001 and
                             October 10, 2001 entitling the holders to acquire
                             1,834,333 Cardiome Shares and 917,167 share purchase warrants of Cardiome. Each whole warrant entitles the holder to purchase a Cardiome Share at $0.80 until October 10, 2003. The Special Warrants will convert on February 7, 2002.

Sudden Cardiac Death        The term applied to those patients who, during the
(or "SCD")                  onset of a heart attack, abruptly die due to the
                            sudden onset of ventricular fibrillation;

tachycardia                  Rapid beating of the heart, usually referring to a
                             heart rate exceeding 100 beats per minute.

therapeutic index            Experimental index of the relative safety of a
                             compound.

TPD The Canadian Therapeutic Products Directorate (Canadian enforcement of Food and Drug Act).

TSE                          The Toronto Stock Exchange.

ventricles                   The lower chambers of the heart, where the majority
                             of the muscular pumping action of the heart takes place.

ventricular tachycardia      An arrhythmia originating in the ventricles of the
                             heart where aberrant electrical activity is triggering the heart to beat much too frequently;
                             this often prevents proper blood circulation, resulting in fainting and possibly death.

ventricular arrhythmia       Arrhythmia in the ventricles of the heart.

ventricular fibrillation     A form of ventricular arrhythmia most often
                             associated with SCD where the associated electrical activity results in a complete cessation of the pumping of blood by the heart.

ventricular myocardium       Middle layer of heart wall composed of cardiac
                             muscle.

xanthine oxidase             An enzyme that degrades a particular mammalian
                             protein, xanthine oxide, which is important to human heart function.

XO                           Xanthine oxidase.

XO Inhibitor                 Xanthine oxidase inhibitor.

                                 THE COMPANY

Company Overview

   Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Upon completion of the Acquisition, Cardiome will have drug discovery and development efforts targeting the treatment of cardiac arrhythmias through the use of atria-selective ion channel modulating drug candidates, and CHF, through the use of drugs known to inhibit the enzyme xanthine oxidase. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second drug candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. With respect to CHF, Cardiome will develop oxypurinol to determine if it is a safe and effective therapy for the treatment of CHF. The Company is planning to begin a Phase II clinical trial on the oral application of oxypurinol to CHF by the second half of 2002. Subject to the availability of funds, the Company will extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, the Company has an until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).

General Development of the Business

   Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia for antiarrhythmic uses. Until 2001, Cardiome was also developing this technology for local anaesthetic and other uses. In addition, Cardiome acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early
1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, Cardiome closed a $5,100,000 private placement and in April 2000, closed a $7,800,000 private placement to Canadian institutional investors. In October 2000, the Company entered into a license agreement with AstraZeneca for the development and marketing of RSD1122. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". In January 2001, the Company narrowed its focus to the cardiac area and has since allocated all of its resources to its three current arrhythmia projects. In July 2001, the Company completed a Phase I clinical trial for RSD1235 and has recently begun a Phase II trial of RSD1235. In October 2001, Cardiome closed a $1,100,000 private placement to existing investors.

Name and Incorporation

   The Company was incorporated under the BCCA on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs. The address of the head office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

                          ACQUISITION OF PARALEX

   In December 2001, the Company entered into an agreement to acquire all of the outstanding shares of Paralex. Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU and ILEX, certain intellectual property rights relating to the use of oxypurinol and other related compounds called XO Inhibitors, for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Upon completion of the Acquisition, the Company intends to pursue the development of oxypurinol for the treatment of CHF.

Reasons for the Acquisition

Additional Clinical Program and Clinical Development Strength

   The Acquisition provides Cardiome with an important new CHF cardiology program where Cardiome's current operational strengths in pre-clinical and clinical development can be applied. Through the Acquisition, Cardiome will acquire rights relating to oxypurinol, the XO Inhibitor molecule that Cardiome will seek to commercialize in cardiology indications. Oxypurinol is the key active metabolite of allopurinol and has been administered to many patients in a CUP for gout. Cardiome also has an option until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).

   The Acquisition should add to the overall cardiovascular programs and strength of Cardiome. The consolidated company will have increased resources and technical challenge, which will allow Cardiome to attract key personnel in the cardiac field. This trend has already begun with the recently announced appointment of Dr. Richard Schwarz to Cardiome's management team and the conditional appointment of Dr. Eduardo Marb n to the Scientific Advisory Board following the closing of the Acquisition. Cardiome has developed a broad international network of cardiology researchers to provide clinical advice to the Company. These resources, augmented by new additions, will be directly applied to the acquired programs.

Expanded Potential Product Markets

   The Acquisition is financially attractive to Cardiome because it directly expands the Company's potential for generating cash flow from future revenues associated with product sales. The CHF program within Paralex is expected to generate cash flows if it meets its therapeutic objectives. The current market for CHF drugs is large at 9,800,000 patients in the developed world and yet patient needs are poorly met. (Decision Resources, Inc. - Congestive Heart Failure - September 2000). The optioned Paralex program for the treatment with oxypurinol of allopurinol intolerant gout patients serves a significantly smaller market. However, there is the potential for that program to yield revenues from a product approval earlier than the CHF project. See "Risk Factors".

Increased Program Diversification Reduces Risk

   There are many risks inherent in drug development, such as unforeseen safety and efficacy issues that may not appear until late in the drug development process. Additionally, there are competitive risks that may impact on the value of even the most successful drugs. Many investors are unable or unwilling to practically diversify risk within their portfolio, and seek investments in which risk is spread across multiple projects. The Acquisition enables Cardiome to spread investment risk across several projects, offering investors several opportunities to realize gain on their investment. Management believes this risk diversification will strengthen Cardiome's ability to attract capital in the future.

Acquired Oxypurinol Program Has an Established Safety Profile

   Oxypurinol is the active metabolite of allopurinol, a drug that has been used as the first line therapy in the treatment of gout. As such, millions of patients over the last 30 years have been exposed to oxypurinol, via allopurinol, providing for substantial safety data. Additional safety data has been provided recently with the use of oxypurinol in a Phase II clinical trial and compassionate use program in the United States for the treatment of gout in patients intolerant to allopurinol. Based on the safety profile, the Company believes that oxypurinol will satisfy the U.S. FDA clinical safety requirements for the treatment of CHF thereby allowing the Company to immediately commence a Phase II trial.

Increased Market Capitalization

   Capital investment is increasingly dominated by large pools of managed capital. As a practical matter, many of these investment funds cannot invest in companies with small market capitalizations, because such funds cannot obtain and trade a large enough part of the investee company to have significant impact on their often very large portfolios. The Acquisition may expand Cardiome's market capitalization significantly and may broaden the number of such funds that can invest in Cardiome.

U.S. Financial Visibility

   The Paralex Shareholders are largely based in the United States and have what the Company believes is a significant profile there. The Acquisition may, therefore, increase the Company's ability to attract U.S. investment capital in the future due to the increased awareness of Cardiome in U.S. financial markets. In addition, by acquiring a U.S. based company, Cardiome may have opportunities to develop other relationships, both financial and scientific, which can be useful in the future to develop acquired or existing programs, or to facilitate Cardiome's access to U.S. financial markets.

Relationship Value of the Transaction

   Upon closing of the Acquisition, Cardiome expects to add Dr. Eduardo Marb n to its Scientific Advisory Board. Dr. Marb n is a globally recognized expert in Cardiology and Cardiac Cell Function, is a Professor in each of Medicine, Physiology and Biomedical Engineering and is Vice Chairman of the Department of Medicine at JHU. Dr. Marb n is the lead inventor on the patent covering the acquired application of oxypurinol to CHF. Dr. Marb n is also the Editor-in-Chief of Circulation Research, a journal dedicated to advances in cardiovascular medicine.

The Acquisition Agreement

General

   Pursuant to the Acquisition Agreement among Cardiome, Cardiome, Inc., a wholly owned Delaware subsidiary of Cardiome formed for the purposes of this transaction ("Cardiome U.S."), and Paralex, Cardiome agreed to acquire all of the outstanding shares of Paralex by way of a merger of Cardiome U.S. into Paralex in accordance with the General Corporation Law of the State of Delaware. The following is a summary of the material terms of the Acquisition Agreement and related agreements.

Merger Provisions

   At the time the Acquisition is effected, currently expected to be on or before March 15, 2002 (the "Effective Time"), Cardiome U.S. will be merged into Paralex, the separate corporate existence of Cardiome U.S. will cease and Paralex will continue as the surviving corporation as a wholly-owned subsidiary of Cardiome. At the Effective Time, all of the issued and outstanding Paralex Shares immediately prior to the Effective Time, will be exchanged for a number of Cardiome Shares equal to 43,070,181 less the Share Adjustment. The Share Adjustment is the number of Cardiome Shares produced by the following formula:
(CP Cash plus Paralex Liabilities) divided by the Deemed Per Share Purchase Price. For purposes of this calculation, (i) "CP Cash" means the sum of the positive amount of cash and readily liquid assets (including marketable securities, money market accounts and similarly liquid assets) on Cardiome's balance sheet as at October 31, 2001 (CP Cash is $5,174,899); (ii) "Paralex Liabilities" means all liabilities of Paralex, of any nature expressed in Canadian dollars, reflected on the date within three days of the Effective Time. "Paralex Liabilities" does not include payments for which Paralex is liable with respect to Paralex intellectual property except for the initiation fee as it relates to the ILEX License (Paralex Liabilities is estimated at U.S.$450,000); and (iii) "Deemed Per Share Purchase Price" means $0.60. Cardiome estimates that this will result in approximately 33,300,000 Cardiome Shares being issued to the Paralex Shareholders at the Effective Time.

   The Acquisition Agreement is subject to both Paralex and Cardiome shareholder approval, regulatory and exchange approval as well as several other terms and conditions. The terms and conditions include, but are not limited to, the following: (i) arrangement of the Financing on terms reasonably acceptable to Cardiome; (ii) Paralex shall have received an opinion of its counsel that the Acquisition shall qualify as a tax free reorganization under the Internal Revenue Code; (iii) approval of the merger by the TSE; (iv) execution of lock up agreements by Cardiome directors or officers prohibiting sale of their Cardiome Shares until the earlier of the effective date of the first registration statement field pursuant to the Registration Rights Agreement to be entered into between the Paralex Shareholders and Cardiome in connection with the Acquisition entitling the Paralex Shareholders to publicly offer and sell the Cardiome Shares without limitation as to volume or manner in the United States or Canada; and (v) the statutory period under Delaware law shall have elapsed without Paralex Shareholders holding more than 3% of the outstanding Paralex Shares having exercised dissenter's rights.

   Under the Acquisition Agreement, Cardiome has agreed to use its reasonable best efforts to (i) have all Cardiome Shares issued to the Paralex Shareholders listed on the NASDAQ National Market or SmallCap Market or the American Stock Exchange. Pursuant to the Registration Rights Agreement to be executed in connection with the Acquisition Agreement, Cardiome has agreed to register the shares issued pursuant to the Acquisition with the SEC upon the request of the holders of a majority of the Cardiome Shares issued in connection with the Merger.

   Pursuant to the Acquisition Agreement, the Board of Cardiome will be reconstituted to contain nine members, four of whom will be nominees of Cardiome, four of whom will be nominees of Paralex, and one of whom will be nominated by the other eight directors.

Termination

   The Acquisition Agreement may be terminated by Cardiome, and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by Cardiome Shareholders, if: (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Cardiome are not satisfied by the dates specified for satisfaction, if any; (ii) if Paralex breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Cardiome; (iii) if Paralex breaches certain exclusivity provisions contained in the Acquisition Agreement; or (iv) if the Effective Time does not occur prior to March 15, 2002.

   The Acquisition Agreement may be terminated by Paralex and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Paralex Shareholders, if: (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Paralex are not satisfied by the dates specified for satisfaction, if any; ii) if Cardiome breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Paralex; (iii) if Cardiome breaches certain exclusivity provisions contained in the Acquisition Agreement, or (iv) if the Effective Time does not occur prior to March 15, 2002.

Stock Exchange Listing

   Cardiome has made an application to list the Cardiome Shares to be issued in exchange for the Paralex Shares on the TSE as soon as practicable on or after the Effective Time of the Acquisition. The TSE regards the combination of the Acquisition and the Financing as a backdoor listing transaction. The TSE has advised Cardiome that in order to list the Cardiome Shares issuable to the Paralex Shareholders, Cardiome must meet the TSE's original listing requirements on a post-transaction basis. If Cardiome does not meet the TSE's original listing requirements, Cardiome will not close the Acquisition and the Financing. Cardiome believes that it will satisfy these requirements.

Introduction Fee

   Pursuant to an Introduction Agreement dated August 10, 2001 between
Cardiome and Paramount, the Company engaged Paramount as a non-exclusive introducing agent and consultant to seek potential financing opportunities, potential merger and acquisition candidates and possible strategic partners.
The initial term of the agreement is six months which will expire on February 9, 2002. The agreement provides for automatic renewal for additional six month terms unless either party terminates at least 30 days prior to the end of the current term; however, the agreement has been terminated effective February 9, 2002. The Company paid a monthly retainer fee of U.S.$5,000 for each month of the term. The Company also agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 at exercise prices ranging from U.S.$0.60 to U.S.$2.00 for terms ranging from two and one-half to five and one-half years. The agreement also provided that the Company would pay Paramount a fee in the event that Paramount arranged a financing, a merger, an acquisition, a strategic alliance or a similar transaction during the term of the agreement or for a period of twelve months thereafter. The fee could be as much as 5% of the value of the transaction, calculated in accordance with the agreement. In respect of the Acquisition, Cardiome and Paramount have agreed that Cardiome will, concurrently with the Effective Time and subject to TSE approval, pay to Paramount an introduction fee of 1.5% of the aggregate consideration paid by Cardiome to acquire the Paralex Shares. Cardiome has calculated this fee to be approximately $300,000. Cardiome has the right to pay up to half this fee by way of issuance of Cardiome Shares, based on the closing price of the Cardiome Shares on the TSE at the Effective Time, which would result in the issuance of approximately 250,000 Cardiome Shares.

Cardiome Shareholder Approval

   The Offering under this Prospectus is subject to, among other conditions, completion of the Acquisition. The Acquisition is subject to the approval of Cardiome Shareholders. A meeting of the Cardiome Shareholders has been scheduled for February 15, 2002 to consider and approve the Acquisition, a consolidation of the Cardiome Shares on a one new share for four old shares basis, and a continuation of the Company under the CBCA.

Share Consolidation and Continuation

   Subject to Cardiome Shareholder and regulatory approval, forthwith after completion of the Acquisition and the Offering, the outstanding Cardiome Shares will be consolidated on a one new share for four old shares basis and the Company will continue under the CBCA.

                             BUSINESS OF PARALEX

Name and Incorporation

   Paralex was incorporated under the laws of the State of Delaware on January 26, 2001 under the name Paralex, Inc. The address of the head office of Paralex is 787 Seventh Avenue, New York, New York 10019 and the address of the registered office is 615 South DuPont Highway, Kent County, Dover, Delaware 19901. Paralex does not have any subsidiaries or proposed subsidiaries.

Company Overview

   Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called XO Inhibitors, for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Paralex has also licensed from ILEX, rights to oxypurinol clinical data, the oxypurinol IND, drug supply and know-how (the "ILEX Technology") and an option until December 2002 to acquire the rights to certain clinical trial data ILEX has and may acquire in the future to evaluate the usage of oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout). Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Both of these licenses may allow Paralex to potentially advance its XO Inhibitors for treatment of CHF directly into Phase II clinical development for CHF using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications.

General Development of the Business

   Paralex was formed in early 2001 by its current directors and officers for the purpose of acquiring and developing intellectual property rights for the use of XO Inhibitors in cardiovascular and gout applications. Between January and May, 2001, Paralex issued 3,400,000 shares of Common Stock at U.S.$0.001 per share to certain shareholders for cash and 600,000 shares of Common Stock as a partial consideration for the JHU License. On April 18, 2001, Paralex entered into the JHU License pursuant to which Paralex acquired an exclusive worldwide license to develop, make, have made, use, and sell products in the field of therapeutic, diagnostic, and commercial uses of XO Inhibitors for cardiovascular and neuromuscular disease. Concurrently, Paralex entered into a consulting agreement with CardioSciences Consulting, Inc., a private company controlled by Dr. Eduardo Marb n, the inventor of the technology licensed from JHU. This agreement became effective on January 1, 2002.

   In June 2001, Paralex entered into a license agreement with ILEX, a publicly traded Delaware corporation (NASDAQ: ILXO), pursuant to which Paralex acquired a license to certain intellectual property rights to a Phase II/III compound, oxypurinol, for the treatment of gout. This agreement was replaced by an agreement dated December 19, 2001 pursuant to which Paralex acquired an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended, in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol, as well as an option to purchase certain clinical trial data in respect of oxypurinol.

   In December 2001, Paralex entered into the Acquisition Agreement.

   To date, Paralex has not conducted any significant operations, other than the acquisition of the technologies referred to above, and has not incurred any significant expenditures other than those relating to the acquisition of these technologies. Paralex has established a U.S.$490,000 loan with Bank of America, which has been used to finance Paralex's activities to date. This loan is evidenced by a Promissory Note dated January 30, 2002 issued by Paralex to Bank of America. This loan will be repaid by Cardiome upon completion of the Acquisition and the Offering. See "Use of Proceeds".

Products Under Development

Congestive Heart Failure

   Paralex's principal drug candidate is oxypurinol for the treatment of CHF. Oxypurinol has been used for many years in the treatment of gout by patients who are intolerant to allopurinol, a conventional treatment for gout. Based on work conducted at JHU by Dr. Eduardo Marb n, Paralex believes it has an opportunity to develop oxypurinol as a medication for CHF. See "Business of the Company
Post Acquisition - Congestive Heart Failure Project".

Hyperuricemia/Gout

   Pursuant to the ILEX License, Paralex has also obtained an option until December 2002 to acquire, for U.S.$250,000, the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout). Cardiome has not yet made a decision to exercise that option. See "Business of the Company Post Acquisition - Other Opportunities - Hyperuricemia/Gout".

Summary and Analysis of Financial Operations

   The following table sets forth selected financial data for Paralex which has been derived from the financial statements of Paralex prepared in accordance with U.S. generally accepted accounting principles which conform, in all material respects, to Canadian generally accepted accounting principles. This financial data should be read in conjunction with Paralex's financial statements and notes thereto and "Management's Discussion and Analysis" below.

           ===========================================================
                                                       Period Ended
                                                    November 30, 2001
                                                   in U.S. dollars (1)
           -----------------------------------------------------------
           OPERATING DATA
              Revenue   Nil
           -----------------------------------------------------------
           Expenses
              General and administration expenses             233,982
              Amortization                                      6,452
              Total:                                          240,434
           -----------------------------------------------------------
           Net Loss for the period                            240,434
           -----------------------------------------------------------
           Basic and diluted loss per Share             $        0.06
           -----------------------------------------------------------
           Weighted average number of
             outstanding shares(1)                          3,710,000
           -----------------------------------------------------------
           BALANCE SHEET DATA
           Assets
              Current assets                            $      23,042
              Other assets                                    354,148
              Total assets:                                   377,190
              Long term liabilities                           100,000
           Shareholders' equity
              Share capital                                     4,000
              Deficit                                        (240,434)
                                                             (236,434)
           ===========================================================

           (1)   From January 26, 2001 (date of incorporation) to
                 November 30, 2001.

Management's Discussion and Analysis

Period from January 26, 2001 (date of incorporation) to November 30, 2001

   As Paralex was incorporated on January 26, 2001 with the current period being its first fiscal year, no comparison to the prior fiscal year can be made. Paralex incurred a net loss of U.S.$240,434 (U.S.$0.06 per common share) for the period ended November 30, 2001. Paralex had no income or revenue during the period ended November 30, 2001. The net loss resulted from U.S.$233,982 of general and administration expenditures and U.S.$6,452 of amortization costs during the period. The general and administration expenditures were primarily related to business development and start-up costs.

   Paralex is currently dependent upon the support of its principal shareholders to fund its operations.

Description of Share Capital

   The authorized share capital of Paralex consists of 20,000,000 shares of Common Stock, with U.S.$0.001 par value per share, of which there are 4,000,000 shares of Common Stock issued and outstanding, and 5,000,000 shares of Preferred Stock, of which none are issued and outstanding.

Principal Shareholders

   To the knowledge of the directors and senior officers of Paralex, the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting shares of Paralex are as follows:

====================================================================================================================
                            Name and                     Number of                    Percentage of Paralex Shares
                  Municipality of Residence            Paralex Shares                   Owned Before Acquisition
--------------------------------------------------------------------------------------------------------------------
Jay Lobell as Trustee of the Lindsay Rosenwald 2000     1,260,750                             31.5%
Family Trusts and the Lindsay Rosenwald 2000
Irrevocable Trust
--------------------------------------------------------------------------------------------------------------------
Dr. Eduardo Marb n                                        610,000                             15.25%
--------------------------------------------------------------------------------------------------------------------
Fred Mermelstein                                          479,000(1)                          11.35%
====================================================================================================================

(1) Includes 25,000 shares held by Dr. Mermelstein's daughter, for which Dr. Mermelstein disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

                    BUSINESS OF THE COMPANY POST ACQUISITION

   The Company is a drug discovery and development company currently focusing on drug development projects in the cardiac area. Three projects target cardiac arrhythmia and a fourth targets CHF.

Summary of Current Projects

   The following chart summarizes Cardiome's current projects, including the targeted clinical market and the stage of development.

===================================================================================================================
Product Candidate      Therapeutic Focus               Stage of Development                          Partner
-------------------------------------------------------------------------------------------------------------------
RSD1235                Atrial Arrhythmia                   Phase II clinical trial(1)                Unpartnered(2)
-------------------------------------------------------------------------------------------------------------------
RSD1122                Atrial and Ventricular Arrhythmia   Pre-clinical(3)                           AstraZeneca(4)
-------------------------------------------------------------------------------------------------------------------
Kv1.5                  Atrial Arrhythmia                   Pre-clinical(3)                           Unpartnered(2)
-------------------------------------------------------------------------------------------------------------------
Oxypurinol Project     Congestive Heart Failure            Preparation for Phase II clinical trial   Unpartnered(2)
===================================================================================================================

(1) Phase II clinical trials involve studies in a limited human population to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. See "Business of the Company Post Acquisition - Regulatory Environment". The Company commenced a Phase II clinical trial on the intravenous application of RSD1235 in December 2001. Results from the trial are expected by the second half of 2002. Subject to successful completion of this trial and the availability of sufficient financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002.

(2) The Company is currently conducting its own research and development on these product candidates. The Company does not plan to develop an in-house marketing or manufacturing capability. As part of its business strategy, the Company will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

(3) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company (or its collaborative partner) can apply for regulatory approval to market the product. See "Business of the Company Post Acquisition - Regulatory Environment".

(4) AstraZeneca will carry out and fund all of the further research and development on this drug candidate. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement".

Antiarrhythmia Projects

Antiarrhythmia Overview

   The heart is made up of four chambers, two on the left side (from the heart owner's perspective) and two on the right. The right side of the heart stores (right atria) and pumps (right ventricle) de-oxygenated blood to the lungs where it exchanges carbon dioxide for oxygen and returns to the left side of the heart. There, oxygenated blood moves from the left atria to the left ventricle

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Page 24

where it is pumped through the aorta and circulated into the body. The pumping of the heart depends on the organized contraction of the atria and ventricles, each controlled by electrical impulses. The flow of these electrical impulses from cell to cell depends on the cell membrane's selective permeability to sodium, potassium or calcium ions via ion channels. Arrhythmia results when cells lose the ability to correctly carry ions across the membranes causing a deviation from their normal sequence of initiation and conduction of electrical impulses.

   Fibrillation arrhythmia describes a type of arrhythmia in which the heart chambers, instead of alternately contracting, quiver continuously in a chaotic pattern. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrhythmias. Atrial arrhythmias require medical management to prevent further structural damage to the heart and are increasing in number with the population ageing. Ventricular arrhythmias affect the lower chambers of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

Ventricular Arrhythmia

   Ventricular tachycardia and ventricular fibrillation are two types of life-threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD").

   Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 1. Such a malfunction may result in SCD.






                [GRAPHIC OMITTED]                [GRAPHIC OMITTED]



                   Normal Heart                    Ischemic Heart


                                Figure 1.
   Normal electrical conduction in the heart vis-a-vis conduction in ischemic tissue


   Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs that globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

   In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be active in the specific tissue that mediates cardiac arrhythmia, leaving the remaining cardiac tissue relatively unaffected. Instead of having activity throughout the heart, Cardiome's ventricular drug candidates (such as RSD1122) are designed to be activated by the conditions found in ischemic ventricular heart tissue, and preferentially block ion channels in such ischemic tissue. These compounds are designed to have much less activity in the healthy tissue and consequently should be safer than existing drugs. Cardiome's atrial arrhythmia drugs are similarly designed to be active in atrial tissue and relatively less active in normal ventricular tissue.

Atrial Fibrillation Antiarrhythmia

   Atrial fibrillation, the most common chronic arrhythmia, is a condition affecting the upper chambers of the heart. The condition is characterized by rapid, chaotic beating that is either temporary or permanent. This condition is common but, unlike ventricular arrhythmias, is not acutely life-threatening. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Over 6,000,000 individuals in the developed world suffer occasionally or chronically from atrial arrhythmias.

   Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life-threatening side effects. Unlike current drugs used to treat atrial arrhythmia, Cardiome's drug candidates for atrial fibrillation selectively target those ion channels that are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

   The Company has successfully developed two antiarrhythmic clinical candidates, RSD1235 and RSD1122 and intends to expand its drug candidate pipeline through its Kv1.5 project.

Ion Channel Focus

   Cardiome's research and development strategy in the arrhythmia area is mainly based upon the utilization of its expertise in the field of ion channels. Cardiome focuses on the development of drugs that will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

   Ion channels are cell membrane spanning proteins that permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

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Page 26

   Cardiome's cardiac arrhythmia drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 2.



                            Ion channel        Ion channel
                               Closed              Open


                    [GRAPHIC OMITTED]       [GRAPHIC OMITTED]





                                     Figure 2.
                     Voltage-gated ion channel showing structure

   The surface of each living cell is covered with a number of these molecular structures called "ion channels". More than 50 different ion channels have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of these ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Currently, many important drugs mediate ion channel activity, either directly by blocking the firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

   In arrhythmia, ion channels in the heart open too frequently resulting in fibrillation. Cardiome's arrhythmia drug candidates (RSD1235, RSD1122 and Kv1.5) target abnormally active sodium and potassium ion channels in order to stop and prevent future occurrences of arrhythmia. Many of the currently approved ion channel drugs have a tendency to block these channels in both the atria and ventricles for too long a period of time. It is believed that blocking of ventricular ion channels can cause a second form of drug-induced arrhythmia that may result in Sudden Cardiac Death. Cardiome's drug candidates avoid the key ion channels of the healthy ventricles avoiding the negative side effect of depressing the electrical and mechanical activity of the heart thereby eliminating the serious side effects of drug induced arrhythmia seen with currently used antiarrhythmic drugs.

RSD1235 Project

   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals. Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The
Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. The current Phase II efficacy trial on the intravenous application of RSD1235 is designed to prove the efficacy of RSD1235 and to define what dose should be used in the Phase III clinical trial. This Phase II trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated to be $2,300,000. The Company has incurred $413,000 as at December 31, 2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of
Proceeds".

   The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the Company will announce its intentions for further development within the first half of 2003. If the Company has sufficient financial resources, the Company may initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence by the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated cost of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to the availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

RSD1122 Project

   RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Preclinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. Cardiome has licensed this project to AstraZeneca. See "Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. Further milestone payments will come due as the drug candidate moves through clinical trials. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

Kv1.5 Project

   The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Recent Cardiome data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. It is expected Cardiome will select a Kv1.5 clinical candidate in 2002.

Congestive Heart Failure Project

CHF Overview

   CHF is the failure of the heart to pump blood at a rate sufficient enough for the metabolizing tissue. During CHF, the cardiac output decreases resulting in, among other things, an increase in venous fluid volume. It is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the left ventricle pumping capability begins to fail. Fluid begins to pool in the lungs leading to congestion which, in turn, causes breathing difficulty and swelling in the lungs. When the right ventricle is directly affected, blood begins to collect in the body's extremities resulting in swelling. In most cases, CHF is a progressive condition. The ventricular muscle over-stretches resulting in continued reduction in cardiac output, further exacerbating the condition. Current methods of treating heart failure involve one or a combination of decreasing blood pressure, removing water from the body and increasing the force of heart contraction.

   A number of medicines are used to increase the contraction of the heart. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously accelerating the heart's consumption of oxygen. This increased oxygen consumption can be a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, current medicines that increase cardiac contractility, primarily inotropes such as dobutamine and dopamine, may actually decrease life expectancy (Decision Resources Inc. - Congestive Heart Failure - September
2000).

   At JHU, Dr. Eduardo Marb n's research has demonstrated that the class of agents known as XO Inhibitors (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with CHF without increasing the oxygen consumed by the heart to the extent caused by other medicines. In studies conducted at JHU, Dr. Marb n has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with CHF. The intellectual property encompassing Dr. Marb n's research, acquired by Paralex pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of CHF or other cardiovascular disorders. Cardiome believes that XO Inhibitors, including oxypurinol, have significant potential in the treatment of CHF.

Oxypurinol CHF Project

   The Company believes that the FDA will approve oxypurinol for advancement into a Phase II clinical trial for the treatment of CHF because there is extensive data supporting its safety profile. These data are comprised of: i) a 72-patient U.S. clinical trial in allopurinol intolerant gout patients; ii) a 340-patient CUP in allopurinol intolerant gout patients; iii) several clinician-sponsored clinical trials of allopurinol applied to various cardiovascular diseases and conditions; iv) a 99-patient safety and pharmacokinetic study in hyperuricemia patients in comparison to allopurinol; and v) three decades of chronic use of allopurinol in millions of patients suffering from gout.

   ILEX has undertaken clinical development of oxypurinol in gout patients who are intolerant of allopurinol. These patients have no other treatment option for the hyperuricemia that underlies their gout symptoms. In the clinical study, it was found that 70% of the allopurinol intolerant gout patients who received oxypurinol had no dose-limiting side effects and appeared to receive benefit (lower uric acid levels) from their use of the drug.

   A compassionate-use program has been underway applying oxypurinol to allopurinol intolerant gout patients for more than 10 years. More than 340 patients have been chronically treated. The program has shown that many allopurinol intolerant patients respond well to oxypurinol.

   Several small-scale clinician-sponsored clinical trials have been carried out over the years applying allopurinol to various cardiovascular diseases and conditions, including CHF (Cappola et al, Circulation, 2001-104-3407-2411). No significant dose-limiting toxicities were reported in these trials, most of which were of short duration. Since oxypurinol is the primary metabolite of allopurinol, and is believed to be responsible for much of its biological activity on the xanthine oxidase pathway, this data adds strength to the assertion that oxypurinol is appropriate for immediate testing in patients with CHF.

   Finally, the chronic use of allopurinol as a routine treatment for gout for several decades in millions of patients speaks strongly to the safety of oxypurinol in chronic use. Since allopurinol largely metabolizes to oxypurinol, and since oxypurinol has a half-life (17 hours) approximately fivefold longer than allopurinol (three hours), it is reasonable to conclude that oxypurinol accounts for much of the biological activity of allopurinol and, therefore, has a similar safety profile.

   Taken together, Cardiome believes that the aforementioned evidence will provide a strong case for taking oxypurinol forward into Phase II clinical testing in CHF patients.

Other Opportunities

Hyperuricemia (Gout)

   Pursuant to the ILEX License, Paralex has also obtained an option, until December 2002, to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).
ILEX is currently testing oxypurinol in a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia
(gout) who are intolerant to allopurinol. Cardiome has not yet made a decision to exercise that option. No value has been attributed to this option in Cardiome's evaluation of the Paralex acquisition.

Stated Business Objectives

   The Company expects to use the Minimum Funds Available or Maximum Funds Available to accomplish the following business objectives over the next 24 months:

(1) further advance both of its clinical drug candidates, RSD1235 and the recently acquired oxypurinol (for use in CHF), through clinical trials in order to proceed towards commercialization;

(2) advance Paralex's drug candidate, oxypurinol on CHF, to Phase II clinical trials, and eventually a Phase I safety study, in order to proceed toward commercialization;

(3) maintain the AstraZeneca License Agreement for the development of an RSD1122 product candidate;

(4) identify and pursue a product candidate to initiate the development of Kv1.5;

(5) maintain and expand its patent portfolio in order to protect the Company's proprietary work on research and development of compounds; and

(6) continue to develop a pipeline of pre-clinical and clinical drugs through discovery, partnerships or acquisition.

Milestones

   The following are the targeted milestones relating to the Company's stated business objectives shown above:

Advancement of RSD1235

   The Company plans to complete a Phase II clinical trial on the intravenous application of RSD1235 to demonstrate the drug's efficacy and safety in humans. This Phase II efficacy trial on the intravenous application of RSD1235 is designed to confirm the ability of the drug to convert recent onset atrial fibrillation. This trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated at $2,300,000. The Company has incurred $413,000 as at December 31, 2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of Proceeds".

   Subject to availability of financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This
Phase I trial is anticipated to commence in the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated costs of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

Advancement of Oxypurinol

   With the established safety record of oxypurinol, the Company anticipates beginning a Phase II clinical trial on the oral application by the second half of 2002. This clinical trial is expected to cost approximately $4,000,000 and is expected to be completed by the end of 2003. If sufficient funds are available, the Company will proceed with a drug interaction study on the Phase II oral application, anticipated to cost approximately $2,000,000. If the Company raises sufficient funds, it will also begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute CHF in the second half of 2002 with a Phase I safety study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at approximately $1,700,000 with results expected by the end of 2003.

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Page 30

RSD1122 Project

   The Company anticipates the AstraZeneca will choose to proceed to the clinical development of RSD1122 thereby triggering a milestone payment. Additional milestone payments will be triggered upon commencement of a Phase I trial. As the project is licensed to AstraZeneca, the Company is not directly involved in the pace of development of the project and can therefore not make assurances on the timing or commencement of clinical development.

Kv1.5 Project

   The Company anticipates identifying a clinical candidate for the Kv1.5 program in 2002. This project will be funded from the Company's working capital. See "Use of Proceeds".

Patent Portfolio

   The Company plans to prepare and file required provisional patent applications, non-provisional patent applications and patents on a regional and global basis to protect current research and development work. The Company also plans to maintain current patent applications and patents on a regional and global basis. The estimated cost of patent applications, maintenance and prosecution over the next two years is $550,000.

Other Milestones

   The Company plans to continue to develop a pipeline of pre-clinical and clinical drugs through its internal discovery research, partnerships or acquisition.

Business Strategy

   Cardiome's business strategy is based around several important principles that guide the Company's activities.

Core Expertise

   Cardiome focuses on drugs that treat cardiac diseases and conditions. By focusing its efforts in this way, Cardiome has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

Discovery and Development

   Cardiome undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Cardiome to pursue internally generated discovery projects, acquire projects that dovetail with the cardiac focus as well as in-licensed later-stage projects.

Multiple Projects

   A central principle of Cardiome's business strategy is to minimize the risk inherent in early stage drug discovery. See "Risk Factors". Cardiome emphasizes a portfolio approach to risk diversification as the Company has drug candidates: i) within multiple independent cardiac projects (currently arrhythmia and CHF); ii) at various stages of development (pre-Clinical to Phase
II); and iii) within their clinical projects that have two potential methods of dosage (intravenous for acute therapy and oral for chronic therapy).

External Resources

   Cardiome operates as a "semi-virtual" research organization, intending to reduce internal operating expenses to allow Cardiome flexibility as well as maintain a low level of operating losses. The Company maintains a small, core

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Page 31

team of scientists and staff with the necessary skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing.

Collaboration Strategy

   Cardiome's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Cardiome may seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the late-stage clinical development of the Company's product candidates based on requirements by the FDA in the United States, the Canadian Therapeutic Products Directorate ("TPD") in Canada as well as other drug regulatory agencies in other countries.

   The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Potential Markets

   Cardiome focuses on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's projects are in relatively early stages of development. Products that may result from the Company's research and development projects are not expected to be commercially available for a number of years, if at all. See "Risk Factors". The Company has no developed or approved products. Therefore, any discussion of a market for Cardiome's products is of a very preliminary nature.

   The broad category of cardiovascular disease ("CVD") includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on the total worldwide sales of approximately $70 billion in 1999 (Decision Resources, Pharmacor Study, 2000). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of Canadians diagnosed with heart disease and stroke over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2000 News Release). This demand will far surpass existing health care resources and facilities.

   The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Antiarrhythmic Drug Market

   The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Although the number of antiarrhythmic drugs has grown in the past few decades, they have very undesirable characteristics. The older Class I drugs carry the risk of increased mortality and the more potent Class III drugs such as amiodarone can be toxic to the lungs and other organs. Prescribing patterns are currently dominated by drugs to treat one type of arrhythmia, atrial fibrillation. The worldwide market for all prescribed drugs to manage arrhythmias, excluding anticoagulants, totaled U.S.$1,400,000,000 in 1999, with pharmaceuticals to treat atrial fibrillation arrhythmias representing approximately U.S.$1,100,000,000 of that total. Approximately U.S.$800,000,000 of the U.S.$1,100,000,000 was in the United States alone. (Decision Resources, Pharmacor Study, 2000).

   With respect to ventricular arrhythmia, it is estimated that 295,000 people die in the United States annually from Sudden Cardiac Death due to the condition. Cost estimates for pharmaceuticals to treat ventricular arrhythmia approach U.S.$350,000,000 worldwide, approximately U.S.$160,000,000 of that is attributable to the U.S. alone. (Decision Resources, Pharmacor Study, 2000).

   While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. As indicated above, current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and meta analysis for example, have shown other drugs to be pro-arrhythmic.

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   Aging populations in major markets worldwide, and the increasing pharmacotherapy needs that will accompany them, will contribute to growth significantly beyond levels indicated above. One forecast for the next five to ten years is an annual growth rate in total pharmaceutical sales in the four percent range (Decision Resources, Pharmacor Study, 2000). The key driver for sales is not, however, the annual growth of the market but its absolute size. Given the serious side effects of antiarrhythmic drugs currently on the market, a product that is both safe and effective would provide for significant market penetration into what is one of the largest pharmaceutical target markets known today.

Congestive Heart Failure Market

   CHF is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 4,700,000 persons in the United States suffer from CHF, while the developed world total is estimated at approximately 10,000,000. The American Heart Association reported that the number of hospital discharges in the United States rose from 377,000 in 1979 to 874,000 in 1994 with an associated direct and indirect cost of U.S.$18,800,000,000 in 1997. The incidence of newly diagnosed CHF cases exceeds 3,600,000 each year. It is the number one cause of hospitalization in the United States in patients over 65 years of age. The prognosis for CHF in terms of mortality is poor and the disease is now characterized in the United States as "epidemic". The mortality rate is comparable to the worst forms of cancer - experts indicate that 20% of patients die within three months and almost 33% of patients die within one year with a 70% mortality by year five. The current cost of pharmaceuticals to treat CHF is in excess of U.S.$1,500,000,000 worldwide, just under U.S.$1,000,000,000 of that cost is in the United States alone (all: Decision Resources, Pharmacor Study, 2000 excepting the AHA reference).

   CHF sales will be driven by two factors: introduction of new, more effective drug compounds and the ageing population. One forecast expects major market sales of CHF drugs will increase 4% per annum over the next four years, accelerating to 9% per annum over the ensuing five years. Within two years, the major market sales for CHF drugs is forecast to be U.S.$1,900,000,000, rising to U.S.$2,900,000,000 within 7 years (Decision Resources, Pharmacor Study, 2000).

Competition

   The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors - Substantial Competition". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

Antiarrhythmia Drug Market

   The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focused therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company.

   However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. Cardiome seeks to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Cardiome's competitive advantage lies in its experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology and its ability to develop relevant in vitro and in vivo models for specific pathologies.

   There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately U.S.$900,000,000 (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG;

3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and Proctor & Gamble). Many drugs are currently sold in this marketplace, and several new products are in the development phase.

Congestive Heart Failure Market

   The Company believes that oxypurinol, as a treatment for CHF, will be the first drug of its kind in connection with the treatment of CHF. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Given that digoxin has a limited therapeutic index, it must be closely monitored with regular blood tests to avert the possibility of side effects that may include cardiac arrhythmia, which is often fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of CHF.

   The current standard of care for CHF consists primarily of diuretics, digoxin, ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

1. Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

2. Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalizations.

3. Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

4. Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

5. Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

Patents and Proprietary Protection

   Cardiome considers its patent portfolio as one of the key value contributors to its business; therefore, the Company devotes a substantial amount of resources each year to maintaining and augmenting its patent portfolio. The Company plans to spend $550,000 on its patent portfolio over the next 24 months. See "Use of Proceeds". The Company's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

   In addition to its patents, Cardiome also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is Cardiome's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Cardiome or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

   As of January 31, 2002, the Company holds, not including Paralex's patents, rights to 118 patents in the United States and other jurisdictions in respect of certain core technologies utilized by the Company. To date, 17 patents have been issued in the United States and other jurisdictions. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

   The Company is required to pay milestone payments and royalties for the 17 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia. Of these, two U.S. patents have been licensed under the UBC License Agreement described below under "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - UBC License Agreement and UBC Research Agreement". The Company has no royalty obligations associated with any of the remaining of 33 patents or patent applications in its portfolio.

Patent Status of Oxypurinol Applied to CHF

   The application of oxypurinol to CHF is protected by the use patent filed by JHU on the application of XO Inhibitors as calcium ion sensitizers in the treatment of cardiovascular disease. This patent (U.S. Patent No. 6,191,136B1), invented by Dr. Eduardo Marb n of JHU, was issued in the United States on February 20, 2001. The patent provides broad protection against clinical development of any other XO Inhibitor as a treatment for cardiovascular disease. The Company intends to further strengthen its proprietary position around this project by acquiring or filing additional patents and patent applications.

Regulatory Environment

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. In the United States, these activities are subject to rigorous regulation by the FDA and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the TPD.

   The success of the Company is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with worldwide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, the Company may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow the Company to make cost effective developmental decisions in a timely fashion. See "Business of the Company Post Acquisition - Business Strategy - Collaboration Strategy" and "Risk Factors".

   The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

1. pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

2. submission of an investigational new drug ("IND") application, which must become effective before human clinical trials commence;

3. Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

4. Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

5. Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

6. the submission of a NDA to the government authorities in the United States, or a new drug submission ("NDS") in Canada; and

7. FDA approval of an NDA and the Health Protection Branch of Health & Wealthfare Canada ("HPB") approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

   Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

   An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

   Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. The Company may partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

   Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products that may be developed.

Licenses and Collaborative Research Agreements

   Cardiome and Paralex are parties to the following Licenses and Collaborative Research Agreements:

AstraZeneca License Agreement

   Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythmic compound developed by the Company. AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. Pursuant to those milestone payments, Cardiome would receive up to U.S.$2,500,000 prior to the commencement of clinical trials of RSD1122, including the U.S.$1,000,000 that was collected in fiscal 2000. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia. Cardiome could be entitled to additional payments totalling U.S.$20,000,000 (if certain specified milestones relating to clinical trials and regulatory approvals are achieved and if NDA approval is received for an additional indication), as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

UBC License Agreement and UBC Research Agreement

   By agreement dated February 12, 1992, the Company acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 Cardiome Shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

   Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 Cardiome Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Cardiome Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

   The Company is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at November 30, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Company does not have any rights in any intellectual property arising from such research.

   In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2001, all fully paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

   The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

JHU License

   Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and JHU (the "JHU License"), Paralex has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and PCT application PCT US98/23878, each filed on November 5, 1998 and EPO application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility" (the "Patent Rights"). The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease (the "Licensed Field"). Paralex also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marb n, M.D. is the inventor.

   In consideration for the JHU License, Paralex has paid JHU an initial license fee of U.S.$50,000. In addition, Paralex is obligated to pay a royalty to JHU on net sales of any product developed by Paralex with the Patent Rights.

If a product developed by Paralex contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Paralex's royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable.

   As additional consideration, for the JHU License, Paralex issued (i)
390,000 shares of Common Stock to JHU and (ii) 210,000 shares of Common Stock to Dr. Marb n for a purchase price of $0.001 per share. The holders of such shares of Common Stock are also entitled to piggyback registration and information rights. Paralex must reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

ILEX License

   Pursuant to a license agreement dated December 19, 2001 (the "ILEX
License") between Paralex and ILEX Oncology, Inc. ("ILEX"), ILEX granted Paralex an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original License Agreement"), in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original License Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX License, ILEX also granted Paralex an exclusive worldwide license, in that field, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol, including an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. ILEX further granted Paralex an option until December 2002 to purchase for U.S.$250,000 certain clinical trial data ILEX has and may acquire in the future, to evaluate the usage of oxypurinol in hyperuricemic patients intolerant to allopurinol. Paralex also obtained the right to grant sublicenses in the above, subject to ILEX approval.

   Under the ILEX License, Paralex agreed to pay ILEX upon execution, an initial fee of U.S.$250,000 (which has been paid by Paralex). Paralex also agreed to pay BW a U.S.$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original License Agreement. In addition, Paralex agreed to perform ILEX's obligations under the Original License Agreement concerning a compassionate use program regarding relevant products. Further, Paralex agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. Paralex also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, Paralex agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

   The terms of the ILEX License extends until the expiration of ILEX's obligation to pay royalties under the Original License Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to Paralex convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX License purports to provide each party with the right to terminate based certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides Paralex with the right to terminate upon termination of the Original License Agreement.

Marban Agreement

   Pursuant to an agreement entered into in May 2001 and dated as of January
1, 2002 (the "Marban Agreement") between Paralex and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marban, CCI agreed to cause Dr. Eduardo Marban, the inventor of the technology licensed under the JHU License, to provide advisory services to Paralex with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marban Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marban as a direct result of performing services under the Marban Agreement will be owned exclusively by Paralex. Various obligations owed to Paralex under the Marban Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marban to JHU.

   Paralex agreed to pay CCI U.S.$100,000 per year for Dr. Marban's services under the Marban Agreement, plus reimbursement of certain expenses. To date, Paralex has paid Dr. Marban U.S.$25,000 under the Marban Agreement.

   The Marban Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marban Agreement also provides that it will automatically terminate in the event Dr. Marb n is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Antalium Collaborative Research and License Agreement

   The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company on or before May 31, 2002. As of the date of this Prospectus, Antalium has not selected any test compounds. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

MacLeod and Quastel Agreement

   By agreement dated November 19, 1997 (the "Macleod and Quastel Agreement") entered into between the Company and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The Macleod and Quastel Agreement provides that the Company will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2001, all fully paid). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a nociblocker compound licensed to the Company under the Macleod and Quastel Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a nociblocker compound licensed by the Company under the Macleod and Quastel Agreement. The Macleod and Quastel Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2001, minimum financial commitment satisfied). The Company does not currently devote any resources to research on the nociblocker or cough projects, other than to fulfill its minimum obligation under the MacLeod and Quastel Agreement and to maintain patents.

   The consideration payable under the Macleod and Quastel Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

                         HUMAN RESOURCES AND FACILITIES

Employees

   As of January 31, 2002, the Company has 32 employees, 26 of which are employed in research and development and six of which are engaged in administration. Of the 26 engaged in research and development, 14 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Company's employees are subject to collective bargaining agreements. In the months following the Acquisition, the Company expects to add a small number of employees sufficient to support the increased business activities.

Facilities

   The Company currently leases 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 36 months ending on March 31, 2002. The Company may, at its option, extend the term of the lease for an additional three 24-month periods. Annual lease payments were $237,000 per annum until June 30, 2000, after which time the lease payments increased to $254,000 per annum.

                            DIRECTORS AND OFFICERS

   The following is a summary of information for each director, officer and member of management of Cardiome and Paralex.

Name, Address, Occupation and Security Holdings

Cardiome (Prior to Acquisition)

   The names and municipality of residence of each of the directors and officers of Cardiome, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of Cardiome Shares prior to the Acquisition are as follows:

========================================================================================================================
Name and Municipality               Position(s) Held                 Principal Occupation
    of Residence                      With Cardiome                 for Previous Five Years(1)       Director Since
------------------------------------------------------------------------------------------------------------------------
Michael J. A. Walker, Ph.D.     Chairman of the Board and           Professor of Pharmacology at the       1992
Vancouver, B.C.                 a Director                          University of British Columbia.
------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder, M.B.A.        President, Chief Executive          President and CEO of the Company       1997
Vancouver, B.C.                 Officer and a Director              since April 1998. Previously,
                                                                    Vice-President at MDS Ventures
                                                                    Pacific Inc.
------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin, Ph.D.            Chief Scientific Officer and        Chief Scientific Officer of the        2001
Miami, Florida                  a Director                          Company since January 2001.
                                                                    Previously, the acting CEO and then
                                                                    Chief Scientific Officer of ConjuChem
                                                                    Inc.
------------------------------------------------------------------------------------------------------------------------
Clive Peter Page, Ph.D.         Director                            Professor of Pharmacology at King's    1996
London, UK                                                          College, London, England.
------------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet              Director                            Consultant; formerly the President     1996
Vancouver, B.C.                                                     of Sandoz Canada.
------------------------------------------------------------------------------------------------------------------------
Allen Ian Bain, Ph.D.           Director                            President and CEO of Immune            1996
Vancouver, B.C.                                                     Network Ltd., a publicly traded
                                                                    corporation, since May 1999. From
                                                                    March 1997 to April 1998, he was
                                                                    President of the Company.
------------------------------------------------------------------------------------------------------------------------
Kim Sun Oh, C.P.A.(2)           Director                            Group Executive Director, Chemical     1997
Kuala Lumpur, Malaysia                                              Company of Malaysia Berhad.
========================================================================================================================

========================================================================================================================
Name and Municipality               Position(s) Held                 Principal Occupation
    of Residence                      With Cardiome                 for Previous Five Years(1)       Director Since
------------------------------------------------------------------------------------------------------------------------
Darrell Elliott                 Director                            From August 1999, Senior Vice          1999
North Vancouver, B.C.                                               President, MDS Capital Corp.; prior
                                                                    thereto, President of Isuma
                                                                    Strategies; and from 1989 to August
                                                                    1998, Regional Vice President of
                                                                    Royal Bank Capital Corporation
------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch, Ph.D.        Vice-President, External            Vice President, External Affairs of    N/A
Vancouver, B.C.                 Scientific Affairs                  the Company, July 2001 to present;
                                                                    Vice-President, Research of the
                                                                    Company June 1997 to July 2001, and
                                                                    Head of Pharmacology of the Company
                                                                    since September 1996; previously a
                                                                    Research Scientist for the Drugs
                                                                    Directorate of the Health Protection
                                                                    Branch.
------------------------------------------------------------------------------------------------------------------------
Christina Yip, C.M.A.           Chief Financial Officer,            Chief Financial Officer of the         N/A
Burnaby, B.C.                   Director of Finance &               Company, December 2000 to present;
                                Administration and Corporate        Corporate Secretary and Director of
                                Secretary                           Finance and Administration of the
                                                                    Company, September 2000 to present;
                                                                    Financial Controller of the Company,
                                                                    September 1998 to September 2000;
                                                                    Chief Accountant, West African
                                                                    Minerals Group, 1996 to 1998.
========================================================================================================================

(1)   See "Directors and Officers - Biographies" for additional disclosure.

(2) Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, a major shareholder of Cardiome.

Paralex

   The names and municipality of residence of each of the directors and officers of Paralex, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of shares of Paralex are as follows:

========================================================================================================================
Name and Municipality               Position(s) Held                 Principal Occupation
    of Residence                      With Paralex                  for Previous Five Years(1)       Director Since
------------------------------------------------------------------------------------------------------------------------
Mark C. Rogers, M.D.            Chairman of the Board, Chief        President, Paramount Capital, Inc.,    2001
New Canaan, Connecticut         Executive Officer and a             Paramount Capital Investments,LLC
                                Director                            and Paramount Capital Asset
                                                                    Management, from 1998 to present.
                                                                    Prior to that, Senior Vice President
                                                                    of Mergers and Acquisitions of
                                                                    Perkin-Elmer Corporation.
------------------------------------------------------------------------------------------------------------------------
Fred H. Mermelstein, Ph.D.      President and a Director            Director of Venture Capital,           2001
Upper Montclair, New Jersey                                         Paramount Capital, Inc., 1996
                                                                    to present.
------------------------------------------------------------------------------------------------------------------------
Michael Weiser, M.D., Ph.D.     Director                            Director of Research, Paramount        2001
New York, New York                                                  Capital, Inc., 1998 to present.
                                                                    Prior to that, he was in medical
                                                                    residency at New York University
                                                                    Medical Center.
------------------------------------------------------------------------------------------------------------------------
David M. Tanen                  Secretary and a Director            General counsel and Associate          2001
New York, New York                                                  Director, Paramount Capital,
                                                                    Inc., 1996 to present.
------------------------------------------------------------------------------------------------------------------------
John Knox                       Treasurer                           Controller, Paramount Capital, Inc.    N/A
New York, New York                                                  and Paramount Capital Investments,
                                                                    LLC since 1995.
------------------------------------------------------------------------------------------------------------------------

Directors and Officers of Cardiome (Post Acquisition)

   Upon completion of the Acquisition in accordance with its terms and conditions, Cardiome will have eight directors, four of whom will be nominees of Cardiome and four of whom will be nominees of Paralex ("Reconstituted Board"). Cardiome has put forward Michael J.A. Walker, Robert W. Rieder, Alan M. Ezrin and Kim Sun Oh as its four nominees on the Reconstituted Board. Paralex has put forth Dr. Mark C. Rogers, Dr. Elizabeth Rogers, Dr. Fred Mermelstein and Dr. Myron Weisfeldt as its four nominees on the Reconstituted Board. The new members of the Reconstituted Board are required to be approved by the TSE and are expected to join the Board forthwith after the Effective Time. That approval is expected prior to the closing of the Acquisition. A ninth director will be appointed by the Reconstituted Board after the Effective Time. See "Directors and Officers - Biographies - Paralex" and "Directors and Officers -

Biographies - New Cardiome Board Members", below for more information.

   All directors of the Company currently elected or to be appointed upon completion of the Acquisition will hold office until the next annual general meeting of the Company unless they earlier resign or are removed by the shareholders by special resolution.

   The current officers and management of Cardiome will continue in their positions following the completion of the Acquisition.

Aggregate Ownership of Securities

   As of the date hereof, the aggregate number of Cardiome Shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and officers of the Company and Paralex as a group is 2,527,600 Cardiome Shares, representing approximately 5.87% of the total issued and outstanding Cardiome Shares prior to the Offering and the Acquisition (assuming conversion of the Special Warrants). After giving effect to the Minimum Offering (Maximum Offering) and the Acquisition, the aggregate number of Cardiome Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all directors and officers of the Company post-Acquisition (includes all directors of the Reconstituted Board and officers of Cardiome) is * (*) Cardiome Shares, representing approximately *% (-%) of the total issued and outstanding Cardiome Shares.

Biographies

Cardiome (Prior to Acquisition)

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director

   Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search, a wholly owned subsidiary of Cardiome. Dr. Walker is a member of the Corporate Governance Committee, the Compensation Committee and the Nomination Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director

   Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for DBA Telecom Inc., and was a director of SFG Technology Inc. and Stressgen Biotechnologies Corp, both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Rieder received his undergraduate degree in Chemical Engineering from the University of British Columbia, and his M.B.A. from the University of Western Ontario.

Alan Mark Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director

   Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the United States and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product-driven company. Dr. Ezrin received his Ph.D. in Cardiovascular Pharmacology and postdoctoral training in cardiology from the University of Miami School of Medicine. He has published numerous scientific articles and holds more than 50 patents for inventions in the pharmaceutical industry.

Kim Sun Oh - Director

   Mr. Oh was appointed to the Company's Board of Directors in November 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is a Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Clive Peter Page, Ph.D. - Director

   Dr. Page has been a director of the Company since January 16, 1996. Dr.
Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director

   Mr. Mallet has been a director of the Company since January 16, 1996. Currently a consultant, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director

   Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Since May 1999, Dr. Bain has been President and CEO and a director of Immune Network Ltd. Dr. Bain was previously Chairman and CEO of BC Research Inc. and served on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Darrell Elliott - Director

   Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. From 1989 to 1998, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Inc., Chromos Molecular Systems Inc., Discovery Therapeutics Inc., Stressgen Biotechnologies Corp., Neuromed Technologies Inc., Protiva Biotherapeutics Inc., Synapse

Technologies Inc., Star Biotech Inc. (formerly Biostar Inc.). Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President, External Scientific Affairs

   Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD, the equivalent of the U.S. FDA. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute.
Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Richard P. Schwarz, Jr., PhD, - Executive Director, Congestive Heart Failure Program.

   Dr. Schwarz joined Cardiome in January 2002 to manage the pre-clinical and clinical development activities related to Cardiome's programs in the CHF area on a consultancy basis. Dr. Schwarz served previously as Executive Director, Cardiovascular Therapeutics, at Quintiles, Inc. He has 24 years of experience in the pharmaceutical/biotechnology industry and in government service. Dr. Schwarz held the position of Deputy Chief, Cardiology Program, at the National Heart, Lung and Blood Institute from 1979-1982, and served as Global Director of the Cardiovascular Clinical Development Program at the Sterling Research Group, Sterling Drug, Inc. He has also served as Senior Director, Clinical Development at Astra USA and as Vice President, Clinical Development and Regulatory Affairs at Texas Biotechnology Corporation. Dr. Schwarz has planned and directed numerous clinical programs in cardiovascular development, including studies of inotropic agents and neurohormonal modulators in CHF, and studies of thrombin inhibitors, IIb/IIIa inhibitors, and thrombolytic agents in acute coronary syndromes. He led the research team that developed the injectable inotropic agent, PRIMACOR (milrinone), for the acute treatment of CHF. His bibliography lists over 50 publications and two books.

Christina Yip, CMA - Corporate Secretary, Chief Financial Officer and Director of Finance & Administration

   Ms. Yip has been Corporate Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

John Haylock - Financial Consultant

   Mr. Haylock joined the company in December of 2001 in the capacity of Financial Consultant. Mr. Haylock has extensive experience in corporate banking and corporate finance. From 1999 to 2001, Mr. Haylock was Vice-President at BMO Nesbitt Burns. Prior to that, Mr. Haylock spent nine years in corporate banking with Bank of Montreal. Mr. Haylock received a Mathematics degree and Chemical Engineering degree from the University of Alberta and an M.B.A. from the University of Western Ontario.

David Fedida, Ph.D., M.D. - Scientific Consultant

   Director of Electrophysiology, Dr. Fedida is an Associate Professor of Physiology at the University of British Columbia, where he is the inaugural Career Scientist of the Heart and Stroke Foundation of British Columbia and Yukon. He holds a B.Sc. in Physiology and Ph.D. degrees in Cardiac Electrophysiology from the University of Leeds where he studied under Professor B.R. Jewell and Dr. M. Boyett, and medical degrees (B.M., B.Ch.) from the University of Oxford (1986), where he also did postdoctoral work with Prof. Denis Noble and Frances Ashcroft. After completing full registration with the General Medical Council (UK) he entered postdoctoral training with Dr. Wayne Giles at the University of Calgary, and subsequently with Dr. Arthur Brown at Baylor College of Medicine. After a six year period as an independent investigator at Queen's University in Kingston, he moved to the University of British Columbia where he holds a number of grants from the MRC Canada and Heart and Stroke Foundation, and is involved in basic biophysical studies and antiarrhythmic drug action on cardiac ion channels.

Paralex

Mark C. Rogers, M.D. - Chairman and Chief Executive Officer

   Dr. Rogers, currently serves as President of Paramount and Paramount
Capital Investments, LLC ("PCI"), a biotechnology, biomedical and biopharmaceutical merchant banking firm, and as President of Paramount Capital Asset Management, Inc. ("PCAM"). PCAM serves as the general partner and/or investment manager of the Aries and Abington group of funds. Dr. Rogers is also a member of Orion Biomedical GP, LLC ("Orion Biomedical"), which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (Nasdaq NM: GNTA), a company specializing in anti-sense drugs for cancer, as well as several public and privately held corporations. Dr. Rogers has also been appointed as advisor to the New York City Biotechnology Emerging Industries Fund.

   Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at JHU, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine.

   While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation " (Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

   At Paramount, Dr. Rogers has been involved in the creation and growth of several start-up companies, including PolaRx BioPharmaceuticals, Inc. ("PolaRx") and Innovative Drug Delivery Systems, Inc. ("IDDS"). Dr. Rogers served as Chairman of the Board of PolaRx, which had acquired the rights to arsenic trioxide for the treatment of Acute Promyelocyric Leukemia ("APL"). Following NDA submission, PolaRx was sold to Cell Therapeutics, Inc. (NasdaqNM: CTIC).

   Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers devotes only a portion of his time to Paralex's business.

Fred H. Mermelstein, Ph.D. - President and Director

   Dr. Mermelstein serves as Director of Venture Capital at Paramount Capital Investments, LLC., where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ("Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Bean Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein devotes only a portion of his time to Paralex's business.

New Cardiome Board Members

Myron Weisfeldt, M.D. - Nominee Director

   Dr. Weisfeldt is currently the Chairman of the Department of Medicine at JHU.

   Dr. Weisfeldt is known for his research in cardiopulmonary resuscitation, including advocacy of public access to portable defibrillators, as well as research on cardiovascular aging and acute coronary artery disease. He began at JHU in 1972 as Assistant Professor of Medicine and Director of the Peter Belfer laboratory for myocardial research, became Director of the Division of Cardiology in 1975, Professor of Medicine in 1978 and the Robert L. Levy Professor of Cardiology in 1979.

   Since 1991, Dr. Weisfeldt has served as Samuel Bard Professor of Medicine and Chair of the Department of Medicine at Columbia University's College of Physicians and Surgeons. In October 2001, Dr. Weisfeldt was made the William Osler Professor and Chairman of the Department of Medicine at JHU.
He has been on several advisory committees for the NIH, including serving as Chairman of the National Heart, Lung and Blood Institute's Cardiology Advisory Board and as a member of the Board of Scientific Counselors of the National Institute on Aging ("NIA"). Currently he is a member of the National Advisory Council of the NIA.

   Involved in the first use of the automatic implantable defibrillator and the initial studies of clot-busting drugs in the treatment of heart attack, Dr. Weisfeldt was awarded the American Heart Association's Award of Merit in 1989 and its Gold Heart Award in 1996. He holds four patents and is an author of more than 200 research papers. Most of his more than 200 articles relate to cardiac diseases and therapy, including some on public policy involving defibrillation. He has also served on the editorial boards of several prestigious cardiology journals, including the American Journal of Cardiology, Circulation and Circulation Research.

   Dr. Weisfeldt received his Bachelor and Medical Degrees with honors from JHU in 1962 and 1965, respectively. After completing his internship and residency in medicine at Columbia-Presbyterian from 1965 to 1967, he worked as a clinical associate for the NIH's Gerontology Research Center, and from 1969 to 1972 was at Massachusetts General Hospital in Boston as a Senior Assistant Resident in Medicine, then a Clinical and Research Fellow in Cardiology.

Elizabeth Rogers, M.D. - Nominee Director

   Dr. Rogers received her B.A. Degree from Mt. Holyoke College in 1967 and her M.D. degree from Thomas Jefferson University in 1971 and is board certified in Internal Medicine, Gastroenterology and Geriatrics. Dr. Rogers trained in Internal Medicine at Duke University Medical Center and in Geriatrics at JHU prior to joining the faculty at University of Maryland at Baltimore in 1992 where she became Professor of Medicine. In 1993, Dr. Rogers became Associate Dean of Clinical Science at Duke University Medical Center and, in 1999, became Chief of Staff at Veteran's Administration Hospital, an affiliated program of Yale University Medical School where she was responsible for the coordination of all medical activities. For the past year, Dr. Rogers has been a clinical consultant to the New York City Emerging Industries Fund and a medical consultant to Innovative Drug Delivery Systems, Inc.

Board Committees

   From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members. Upon reconstitution of the Board, the following Board Committees will change.

Corporate Governance Committee

   The Board has created a Corporate Governance Committee that is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company. The

Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

   The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Michael J. Walker. The majority of these members are outside and unrelated directors.

   The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

   The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

   The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

   The Board has established a Compensation Committee that is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

   The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Corporate Cease Trade Orders or Bankruptcies

   A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements, which order was lifted on December 28, 2000.

   Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

1. was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

2. became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

   No director or officer of the Company is or has, within the past 10 years:

1. been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

2. been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

   No director or officer of the Company is or has, within the preceding 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

   Certain of the existing and proposed directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCCA, and upon completion of the continuation under the CBCA, the CBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

                            SCIENTIFIC ADVISORY BOARD

   Management of Cardiome receives guidance from a Scientific Advisory Board, presently composed of the following members:

Gunnar Aberg, Ph.D.

   Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

Stanley Nattel, M.D.

   Dr. Nattel obtained B.Sc. (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

Eduardo Marb n, M.D., Ph.D

   Dr. Marb n is expected to join the Scientific Advisory Board of Cardiome following the completion of the Acquisition. Dr. Marb n currently serves as Professors of Medicine, Physiology and Biomedical Engineering at The Johns Hopkins University. In addition, Dr. Marb n is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at The Johns Hopkins University. Dr. Marb n is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

   Dr. Marb n has received numerous awards and honours to this point in his career including the Research Achievement Award, International Society for Heart Research, the Basic Research Prize, American Heart Association, the Louis and Artur Lucian Award for Research in Cardiovascular Diseases and the MERIT Award from the National Heart, Lung and Blood Institute. He is currently a member of the Association of American Physicians, Program Director, SCOR in Sudden Cardiac Death, a member of the Association of University Cardiologists, a member of the American Society for Clinical Investigation and is a Fellow, American College of Cardiology. He chairs the Basic Cardiovascular Sciences Council of the American Heart Association and is President of the Cardiac Muscle Society.

   Dr. Marb n has published or currently has in press a total of 220 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor, Circulation and Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.

   Dr. Marb n was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a Consultant and Founder of Paralex, Inc.

   Three patents have been issued and six patents are pending by Dr. Marb n.

   Dr. Marb n received his B.S. in Mathematics, summa cum laude from Wilkes College, M.D. from Yale University in 1980 and his Ph.D from Yale University in Physiology in 1981. Dr. Marb n received his board certification from the American Board of Internal Medicine in 1984 and Cardiovascular Subspecialty in 1987.

Dr. Denis Roy, M.D.

   Dr. Roy has been at the Montreal Heart Institute since 1982. He is a staff cardiologist and electrophysiologist, and also holds the position of President of the Council of Physicians at the Montreal Heart Institute. He has served as Chief of Electrophysiology and Head of the Department of Medicine at the Institute. He is past President of the Quebec Cardiology Association and is currently member of the Executive Committee of the Canadian Cardiovascular Society.

   Dr. Roy has published over 80 papers in his areas of special interest, including mechanisms and management of arrhythmias, Sudden Cardiac Death, catheter ablation, pacemakers, implantable defibrillators and antiarrhythmic drugs. Dr. Roy was the principal investigator for the Canadian Trial of Atrial Fibrillation (CTAF) study, and is the current chairman of the Multicentre International Atrial Fibrillation and Congestive Heart Failure (AF-CHF) trial, which is funded by the Canadian Institute of Health Research.

   Dr. Denis Roy is Professor of Medicine at the Faculty of Medicine, University of Montreal, Quebec. He received his M.D. from the Faculty of Medicine of the University of Montreal in 1976 and did his internship at the Royal Victoria Hospital and residency at the Montreal Heart Institute. Post graduate training in electrophysiology was done through a fellowship grant from the R. Samuel McLaughlin Foundation first at the University of Limburg, Maastricht, Netherlands and then at the Hospital of the University of Pennsylvania, Philadelphia.

                          EXECUTIVE COMPENSATION

   "Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

   During the fiscal year ended November 30, 2001, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation

   The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000 and 1999.

                            Summary Compensation Table

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder             2001          $241,250         Nil              Nil       30,000          Nil          Nil      Nil
President and CEO            2000          $200,000         Nil              Nil      455,000          Nil          Nil      Nil
                             1999          $200,000         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin(3)             2001          $258,836         Nil              Nil      780,000          Nil          Nil  $60,000(7)
CSO                          2000               Nil         Nil              Nil          Nil          Nil          Nil      Nil
                             1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch(4)         2001          $140,000         Nil             Nil           Nil          Nil          Nil      Nil
Vice President,              2000          $131,333         Nil             Nil        65,000          Nil          Nil      Nil
External Scientific          1999          $125,000         Nil             Nil           Nil          Nil          Nil      Nil
Affairs

-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson(5)             2001          $105,000         Nil             Nil           Nil          Nil          Nil      Nil
Director of Pharmacology     2000          $ 21,875(5)      Nil             Nil        75,000          Nil          Nil  $10,000(7)
                             1999               Nil         Nil             Nil           Nil          Nil          Nil      Nil
-----------------------------------------------------------------------------------------------------------------------------------
Grace Jung(6)                2001          $104,833         Nil             Nil         7,500          Nil          Nil      Nil
Senior Director, Research    2000          $ 96,583         Nil             Nil        25,000          Nil          Nil      Nil
                             1999          $ 90,333         Nil             Nil           Nil          Nil          Nil      Nil

===================================================================================================================================

(1) All securities are under options granted during the year covered. No stock appreciation rights ("SARs") have been granted. An SAR means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Cardiome Shares.
(2) The Company does not currently have a long-term incentive plan ("LTIP"). An LTIP means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of the Company's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.
(3) Dr. Ezrin was hired by the Company in January 2001 at a base salary of U.S.$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was $258,836.
(4) Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(5) Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6) Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.
(7)   This sum represents relocation expenses paid.
(8)   This sum represents tax allowances paid.

Options/SARs Granted During the Most Recently Completed Fiscal Year

   During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Market
                                                                                                 Value of
                                                                % of Total                      Securities
                                                  Securities      Options                       Underlying
                                                     Under       Granted to                     Options on
                                                    Options      Employees       Exercise or    the Date of
                                  Date of           Granted      in Fiscal        Base Price        Grant     Expiration
         Name                      Grant              (#)          year          ($/Security) ($/Security)(1)    Date
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                 Aug. 22/01         30,000          2.01%           $0.75          $0.72      Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                    Jan. 30/01        750,000         50.34%           $0.73          $0.89      Jan. 29/07
                                 Aug. 22/01         30,000          2.01%           $0.75          $0.72      Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                       Aug. 22/01          7,500          0.56%           $0.75          $0.72      Aug. 21/07
-------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Cardiome Shares on the TSE on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:


-------------------------------------------------------------------------------------------------------------------------
                                                                         Unexercised           Value of Unexercised In-
                                                                        Options/SARs at         the-Money Options/SARs
                                 Securities                           Fiscal year-end (#)      at Fiscal year-end ($)(1)
Name of Executive                Acquired on                             Exercisable/                 Exercisable/
Officer                          Exercise (#)     Value Realized ($)    Unexercisable                Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                    -                  -              763,000/422,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                       -                  -              280,000/500,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                   -                  -              135,000/45,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                       -                  -               20,000/75,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                          -                  -               70,000/12,500                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Cardiome Shares on the TSE was $0.66 at fiscal year-end, November 30, 2001.
(2) The exercise or base price of these options exceeded the market value of the Cardiome Shares at fiscal year-end and hence these options were not in the money.

Pension Plans

   The Company does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it did not pay or distribute any non-cash compensation during the fiscal year ended November 30, 2001, other than the granting of stock options.

Compensation of Directors

   During the fiscal year ended November 30, 2001, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as set out below. As of the date of this Prospectus no compensation had been paid to any directors joining the Board due to the Board Reconstitution.

-----------------------------------------------------------------------------------------------------
                               Directors fees   All Other Compensation    Securities Under Option(3)
Name of Director                    ($)                 ($)
-----------------------------------------------------------------------------------------------------
Michael J.A. Walker               5,000              75,167(1)(2)                30,000
-----------------------------------------------------------------------------------------------------
Clive P. Page                    10,000              35,065(1)(2)                30,000
-----------------------------------------------------------------------------------------------------
Allen I. Bain                     5,000                 Nil(2)                   30,000
-----------------------------------------------------------------------------------------------------
Colin R. Mallet                  10,000               6,500(1)                   30,000
-----------------------------------------------------------------------------------------------------
Kim Sun Oh                        5,000                 Nil                      30,000
-----------------------------------------------------------------------------------------------------
Darrell Elliott                  10,000               9,500(1)                   30,000
-----------------------------------------------------------------------------------------------------

(1)   Consulting fees or meeting fees.
(2)   The Company paid $30,539 for contract research services to Pneumolabs
      (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.
(3) Granted on August 22, 2001 at an exercise price of $0.75 per Cardiome Share. The closing price of the Cardiome Shares on the TSE on the date of grant was $0.72. The expiry date of these options is August 21, 2006.

   Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 Cardiome Shares. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. The compensation for the new members of the Reconstituted Board has not yet been set.

Employment Contracts of Named Executive Officers

   The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

   Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

   Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If Mr. Rieder's employment is terminated without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. The agreement provides that if there is a change of control of the Company, Mr. Rieder's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin

   Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of U.S.$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 750,000 incentive stock options of which 250,000 vested on the date of employment and the remaining 500,000 will vest upon the achievement of annual milestones. He receives four weeks of paid vacation and a tax cash allowance of U.S.$30,000 each year.

   Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon 30 days' written notice. If Dr. Ezrin's employment is terminated without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. The agreement provides that if there is a change of control of the Company, Dr. Ezrin's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch

   Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000 and July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 18 months' salary.
In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant, if Dr. Beatch is terminated or dismissed without cause.

Barry Johnson

   Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments.
He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Johnson's employment agreement has an indefinite term and may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.
Grace Jung

   Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Ms. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal monthly installments. Dr. Jung is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. She is also eligible for grants of incentive stock options as determined by the Board. Dr. Jung receives four weeks of paid vacation each year.

   Dr. Jung's employment agreement may be terminated by either party upon three months' written notice and she will be entitled to receive any salary owed up to the date of termination.

   The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Directors and Officers Insurance

   The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of $10,000, $25,000 or $100,000 payable by the Company for employment practice liability, general liability or U.S. securities claims respectively.

Indebtedness of Directors and Officers

   No directors or officers of the Company, or any of their respective associates or affiliates, are or have been indebted to the Company at any time since the commencement of its most recently completed fiscal year.

         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

   No director, officer or principal shareholder of the Company or Paralex, or any associate or affiliate of any of the foregoing persons or entitles, has any direct or indirect material interest in any transaction within three years of the date of this Prospectus or in any proposed transaction of the Company or Paralex that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

   Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the United Kingdom. Several of the Company's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at August 31, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs (UK) Limited, $48,000 of which were paid during the fiscal year ended November 30, 1998, $164,000 of which were incurred during the fiscal year ended November 30, 1999, $31,000 of which were paid during the fiscal year ended November 30, 2000, and $17,000 of which were paid during the nine month period ended August 31, 2001.

   Several family trusts established by Lindsay A Rosenwald, M.D. have a substantial equity interest in Paralex. Dr. Rosenwald is the Chairman and Chief Executive Officer of Paramount, which has executed an Introduction Agreement with Cardiome. See "Business of Company Post Acquisition - The Acquisition Agreement - Introduction Fee". Dr. Rosenwald is also Chairman and Chief Executive Officer and managing member of Paramount Capital Investments, LLC ("PCI"), a merchant banking and venture capital firm specializing in biotechnology companies and Chairman, Chief Executive Officer and sole stockholder of Paramount Capital Asset Management ("PCAM"). Mark C. Rogers, M.D., Chairman and CEO of Paralex, is also President of Paramount, PCI and PCAM. Generally, Delaware corporate law requires that any transactions between Paralex and any of its affiliates be on terms that, when taken as a whole, are substantially as favourable to Paralex as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, none of such affiliates, Paramount, PCI or PCAM is obligated pursuant to any agreement or understanding with Paralex to make any additional products or technologies available to Paralex, nor can there be any assurance, and Paralex does not expect that any biomedical or pharmaceutical product or technology identified by such affiliates, Paramount, PCI or PCAM in the future will be made available to Paralex.

   Dr. Rosenwald has also guaranteed Paralex's U.S.$490,000 note with Bank of America. See "Material Contracts - Paralex".

              SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS -
                    CARDIOME (PRIOR TO ACQUISITION)

Annual Information

   The following is a summary of the Company's financial operations during the last three fiscal years and the nine month periods ended August 31, 2001 and August 31, 2000. The following is intended as a summary only and reference is made to the consolidated financial statements prepared in accordance with Canadian GAAP, contained in this Prospectus.

---------------------------------------------------------------------------------------------------------------------------
                                   Nine Month         Nine Month
                                  Period Ended       Period Ended         Year Ended        Year Ended        Year Ended
                                    August 31,        August 31,         November 30,      November 30,      November 30,
                                       2001              2000                2000(2)          1999              1998
---------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
    licensing and option fees     $     159,222     $      79,495     $      81,448     $     482,876     $     228,767
   Grant income                          88,137           101,559           135,363            45,810             4,234
   Interest and other income            299,354           348,140           506,541           258,395           320,286
   Total:                         $     546,713     $     529,194     $     723,352     $     787,081     $     553,287
---------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development       $   3,996,162     $   3,277,579     $   4,732,656     $   3,585,593     $   3,498,787
     expenses
   General and administration         1,242,742         1,085,729         1,569,044           997,890         1,553,337
     expenses
   Amortization                         525,761           460,730           917,288           654,918           669,582
   Total:                         $   5,764,665     $   4,824,038     $   7,218,988     $   5,238,401     $   5,721,706
---------------------------------------------------------------------------------------------------------------------------
Net Loss for the period           $  (5,217,952)    $  (4,294,844)    $  (6,495,636)    $  (4,451,320)    $  (5,168,419)
---------------------------------------------------------------------------------------------------------------------------
Net loss per Common Share                 (0.13)            (0.12)            (0.17)            (0.16)            (0.19)
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of
outstanding shares(1)                41,215,848        36,662,998        37,782,044        28,331,730        26,780,674
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                 $   5,027,926                       $  10,610,052     $   7,042,686
   Capital assets                       353,354                             452,970           461,576
   Technology, license &
     patents                          1,451,235                           2,009,018         2,359,468
Total assets:                         6,832,515                          13,072,040         9,863,730

Long term liabilities                     7,264                              91,306           220,737
Deferred revenue                      1,386,180                           1,499,598              -

Shareholders' Equity
   Share capital                     32,235,393                          32,235,393        25,282,040
   Contributed surplus                1,056,266                           1,056,266              -
   Deficit                          (28,456,177)                        (22,810,225)      (16,314,589)
---------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity         4,835,482                          10,481,434         8,967,451
---------------------------------------------------------------------------------------------------------------------------


(1) Subsequent to August 31, 2001, Cardiome issued 20,000 Cardiome Shares pursuant to a technology assignment agreement. Assuming the conversion of 1,834,333 Special Warrants to Cardiome Shares, there are 43,070,181 Cardiome Shares issued and outstanding as of the date of this Prospectus.
(2) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the nine month period ended August 31, 2001.

Quarterly Information - Fiscal 2000

   The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 2000.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 2000 August 31, 2000   May 31, 2000   February 28, 2000
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $        1,954   $         -      $         -      $       79,494
   Grant income                                        33,803           32,060           55,000           14,500
   Interest and other income                          158,401          203,762           66,479           77,899
                                               --------------   --------------   --------------   --------------
   Total:                                      $      194,158   $      235,822   $      121,479   $      171,893

------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,455,077   $    1,501,382   $      915,941   $      860,256
     expenses
   General and administration                         483,315          331,367          446,555          307,807
     expenses
   Amortization                                       456,558          165,704          161,365          133,661
                                               --------------   --------------   --------------   --------------
   Total:                                      $    2,394,950   $    1,998,453   $    1,523,861   $    1,301,724
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (2,200,792)  $   (1,762,631)  $   (1,402,382)  $   (1,129,831)
------------------------------------------------------------------------------------------------------------------
Net loss per Cardiome Share                    $        (0.06)  $        (0.04)  $        (0.04)  $        (0.03)
------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares                               37,782,044       38,861,837       35,073,412       35,407,992
------------------------------------------------------------------------------------------------------------------

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.


Quarterly Information - Fiscal 1999

   The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 1999.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 1999 August 31, 1999   May 31, 1999   February 28, 1999
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $         -      $         -      $      204,430   $      278,446
   Grant income                                        12,750            9,000            8,400           15,660
   Interest and other income                          104,198           47,652           50,549           55,996
                                               --------------   --------------   --------------   --------------
   Total:                                      $      116,948   $       56,652   $      263,379   $      350,102
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,051,300   $      839,416   $      916,804   $      778,073
     expenses
   General and administration                         253,407          264,512          285,083          194,888
     expenses
   Amortization                                       164,253          160,113          166,074          164,478
                                               --------------   --------------   --------------   --------------
   Total:                                      $    1,468,960   $    1,264,041   $    1,367,961   $    1,137,439
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (1,352,012)  $   (1,207,389)  $   (1,104,582)  $     (787,337)
------------------------------------------------------------------------------------------------------------------
Net loss per Common Share                      $        (0.05)  $        (0.04)  $        (0.04)  $        (0.03)
------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares                               28,331,730       28,083,966       27,939,966       27,673,299
==================================================================================================================

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

                     MANAGEMENT DISCUSSION AND ANALYSIS -
                       CARDIOME (PRIOR TO ACQUISITION)

   Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively.

Nine Months Ended August 31, 2001 Compared to Nine Months Ended August 31, 2000

   The Company incurred a net loss of $5,217,952 ($0.13 per share) for the nine months ended August 31, 2001 as compared to $4,294,844 ($0.12 per share) for the same period in 2000.

   Revenue for nine months ended August 31, 2001 increased to $546,713 as compared to $529,194 for the same period in 2000. The increase in revenue in 2001 was due to the additional revenue of $79,727 generated from collaborative agreements. The additional revenue from collaborative research revenue was partially offset by a decline of $13,422 in grant income and a decline of $48,786 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during period in 2001 as compared to the same period in 2000.

   Research and development expenses for the nine months ended August 31, 2001 increased to $3,996,162 as compared to $3,277,579 for the same period in 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company initiated and completed a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 project to enhance its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

   General and administration expenses for the nine months ended August 31, 2001 increased to $1,242,742 as compared to $1,085,729 for the same period in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Year Ended November 30, 2000 ("Fiscal 2000") Compared to Year Ended November 30, 1999 ("Fiscal 1999")

   The Company incurred a net loss of $6,495,636 ($0.17 per share) for the fiscal year ended November 30, 2000 as compared to $4,451,320 ($0.16 per share) for the fiscal year ended November 30, 1999 (fiscal 1999).

   Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $401,428 compared to fiscal 1999; this decrease was offset by the additional research funding of $89,553 collected mainly from Science Council of BC and the increase of $248,146 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

   Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

   General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

Fiscal 1999 Compared to Year Ended November 30, 1998 ("Fiscal 1998")

   The Company incurred a net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the fiscal year ended November 30, 1998 (fiscal 1998).

   Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

   Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research projects.

   General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general and administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

Liquidity and Capital Resources

   Since its change of business to pharmaceutical research and development in 1992, the Company has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 2000 the Company received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, the Company intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

   At August 31, 2001, the Company's cash and cash equivalents and short-term investments aggregated $4,775,455 as compared to $10,219,140 at November 30, 2000. The Company's working capital at August 31, 2001 was $4,417,073 as compared to $9,519,044 at November 30, 2000.

   The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

   The Company believes that the Minimum Funds Available will be sufficient to fund operations in the next 24 months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company believes that it has funds available, excluding the Minimum Funds Available, to finance operations for the next seven months. The Company's ability to continue as a going concern depends on its ability to raise additional capital through private placements and/or public offerings. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate financing, it will be necessary for the Company to delay, curtail or cancel further development of some or all of its technologies and the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors".

               SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS -
                        PRO FORMA (POST ACQUISITION)

   The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome and the consolidated financial statements of each of Cardiome and Paralex contained elsewhere in this Prospectus. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome, as though it had occurred as at points in time described in the pro forma consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. The pro forma consolidated balance sheet gives effect to the Acquisition and the Minimum Offering as though they occurred on August 31, 2001, and the pro forma consolidated statement of operations for the period ended August 31, 2001 gives effect to the Acquisition and the Minimum Offering as though they occurred on December 1, 2000.

             Pro Forma Consolidated Statement of Operations Data

        Pro Forma Consolidated Statement of Operations Data

       =================================================================
                                                       Nine Months Ended
                                                        August 31, 2001
       -----------------------------------------------------------------
       Revenue
         Research collaborative                            $    159,222
          licensing and option fees
         Grant income                                            88,137
         Interest and other income                              299,354
            Total:                                         $    546,713
       -----------------------------------------------------------------

       Expenses
         Research and development                          $  3,996,162
          expenses
         General and administration                           1,608,319
          expenses
         Amortization                                         2,955,765
            Total:                                            8,560,246
       -----------------------------------------------------------------
       Loss before income taxes                              (8,013,533)
       Deferred income tax recovery                             210,000
       -----------------------------------------------------------------
       Net Loss for the period                             $ (7,803,533)
       -----------------------------------------------------------------
       Net loss per Common Share                                  (0.09)
       =================================================================


                 Pro Forma Consolidated Balance Sheet Data

       =================================================================
                                                   As at August 31, 2001
       -----------------------------------------------------------------
       Assets
         Current assets                                    $ 19,905,066
         Capital assets                                         353,354
         Technology, license & patents                       34,278,922
       Total assets:                                         54,537,342

       Deferred revenue                                       1,386,180
       Deferred tax liability                                 2,800,000

       Shareholders' Equity
         Share capital                                       74,319,393
         Contributed surplus                                  1,056,266
         Deficit                                           $(28,456,177)
       Total shareholders' equity                            46,919,482
       =================================================================

(1) The allocation of the purchase price in the pro forma information is preliminary, based on the financial position of Paralex at November 30, 2001. The actual purchase price will reflect the fair value at the Effective Time of the assets acquired and liabilities assumed based upon Cardiome's assessment of their fair value following the closing of the Acquisition. The final purchase price allocation may differ from the preliminary allocation reflected herein.

Dividend Policy

   The Company has not, since its inception, declared or paid any dividends on its Cardiome Shares and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Cardiome Shares is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

                               USE OF PROCEEDS

Funds Available

   Upon completion of the Offering, the Company anticipates having the following funds available:

                                                                      Minimum             Maximum
                                                                      Offering            Offering
                                                                  ----------------     ----------------
Estimated Net Proceeds from the Offering                          $ 14,380,000(1)      $ 21,820,000(2)

Estimated combined working capital as at December 31, 2001(3)        2,074,000            2,074,000
                                                                  ------------         ------------
Total estimated funds available                                   $ 16,454,000         $ 23,894,000
                                                                  ============         ============

(1) Net of estimated Offering expenses of approximately $1,620,000, including a cash fee of $1,120,000 payable to the Agents. See "Plan of Distribution".

(2) Net of estimated Offering expenses of approximately $2,180,000, including a cash fee of $1,680,000 payable to the Agents. See "Plan of Distribution".

(3) Estimated working capital of Cardiome and Paralex, including the U.S.$490,000 bank loan of Paralex.

Principal Purposes

   The Company intends to use these funds as follows:


                                                                      Minimum             Maximum
                                                                      Offering            Offering
                                                                  ----------------     ----------------
RSD1235 Project, complete Phase II trial for intravenous
    application(1)                                                $  1,887,000(2)      $  1,887,000(2)

RSD1235 Project, complete Phase I trial for oral application(1)           -                 800,000

RSD1235 Project, manufacturing of drug supplies(1)                     400,000            1,200,000

Oxypurinol Project, complete Phase II and oral trial(3)              4,000,000            6,000,000(4)

Oxypurinol Project, formulation development, toxicology testing and completion of Phase I safety study in the intravenous
   trial(5)                                                               -               1,700,000

Patents(6)                                                             550,000              550,000

Working capital to fund ongoing operations and administration        9,617,000           11,757,000
                                                                  ------------         ------------

TOTAL:                                                            $ 16,454,000         $ 23,894,000
                                                                  ============         ============

(1)   See "Business of the Company Post Acquisition - Antiarrhythmia Projects
      - RSD1235 Project".
(2) Estimated remaining cost as at December 31, 2001, based on a total projected cost of $2,300,000 for the Phase II clinical trial. See "Business of the Company Post Acquisition - Antiarrhythmia Projects - RSD1235 Project".
(3) See "Business of the Company Post Acquisition - Congestive Heart Failure Project - Oxypurinol CHF Project".
(4)   Includes $2,000,000 drug interaction study.
(5) See "Business of the Company Post Acquisition - Congestive Heart Failure Project - Oxypurinol CHF Project".
(6) See "Business of the Company Post Acquisition - Patents and Proprietary Protection".

   The Company intends to spend its available funds to further the business objectives as listed above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

                 CAPITALIZATION

===================================================================================================================================
                                                                                             Outstanding at        Outstanding at
                                                                                           December 31, 2001    December 31, 2001
                                                                                          After Giving Effect  After Giving Effect
                                                                                           to the Acquisition   to the Acquisition
                                                 Outstanding at        Outstanding at        and the Minimum     and the Maximum
                                    Authorized   August 31, 2001      December 31, 2001        Offering (2)        Offering (3)
-----------------------------------------------------------------------------------------------------------------------------------
Obligations under Capital Lease          N/A   $          7,264      $           -         $           -        $           -
-----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                           N/A   $           -         $           -         $           -        $           -
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
   Cardiome Shares                200,000,000  $     32,235,393      $     32,206,951 (5)  $      *(6)          $         *(6)
                                  shares            (41,215,848 shs)      (43,070,181 shs)        (* shs)       $         (* shs)
-----------------------------------------------------------------------------------------------------------------------------------
   Contributed Surplus                         $      1,056,266      $      1,056,266      $      1,056,266     $      1,056,266
   Deficit                                     $    (28,456,177)     $    (28,456,177)(7)  $    (28,456,177)(7) $    (28,456,177)(7)
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity(5)                  $      4,835,482      $      5,807,040      $      *             $      *
-----------------------------------------------------------------------------------------------------------------------------------
Total Capitalization                           $      4,842,746      $      5,807,040      $      *             $      *
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Assumes the issuance of 1,834,333 Cardiome Shares to be issued upon the conversion of 1,834,333 Special Warrants that were issued to the public at a price of $0.60 per Special Warrant. The Special Warrants are convertible into 1,834,333 Cardiome Shares and 917,166 share purchase warrants on February 7, 2002. See "Options and Other Rights to Purchase Securities".
(2) Assumes the issuance of 33,300,000 Cardiome Shares on the Acquisition and Cardiome Shares on the Minimum Offering. Excludes Cardiome Shares associated with the Over-Allotment Option and Greenshoe Options. Excludes Cardiome Shares reserved for issuance upon the exercise of options, warrants or other rights to purchase Cardiome Shares.
(3) Assumes the issuance of 33,300,000 Cardiome Shares on the Acquisition and Cardiome Shares on the Maximum Offering. Excludes Cardiome Shares associated with the Over-Allotment Option and Greenshoe Option. Excludes Cardiome Shares reserved for issuance upon the exercise of options, warrants or other rights to purchase Cardiome Shares.
(4) See Note 14 of the Company's financial statements for a description of commitments under operating leases.
(5) After deducting the expenses of the Special Warrants offering (as detailed in (1) above) estimated at $145,042.
(6)   After deducting the expenses of the Offering estimated at $500,000.
(7) As at August 31, 2001, without giving effect to the Acquisition or Offering.



                   OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

   As at January 31, 2002, assuming the conversion of the Special Warrants, the Company has granted persons rights to purchase or acquire an aggregate of 9,043,354 Cardiome Shares as described below.

Stock Option Plan

   At the Company's Annual General Meeting held May 28, 2001, the Company adopted a new stock option plan (the "Plan"). The purpose of the Plan is to enable the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts and provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.

   All of the options that have been and will be granted under the Plan must be exercised within a maximum period of ten years following their date of grant. The Board designates the recipients of options and determines the number of Common Shares covered by each option, the date of vesting, the exercise price and the expiry date of such option and any other question relating thereto. Under the Plan, the exercise price per Common Share is no less than the closing price per Common Share on the TSE on the trading day immediately preceding the day of grant.

   The maximum number of Common Shares that are issuable under the Plan is 6,000,000 Common Shares. The maximum number of Common Shares that may be optioned in favour of any single individual will not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares which may be optioned in favour of directors and senior officers under the Plan is 10% of the issued and outstanding Common Shares at the date of the grant.

Incentive Stock Options

   The following table sets forth all outstanding incentive stock options as of January 31, 2002:

=================================================================================================================================
                                                                                         Market Value on
Date of Grant              Number of Options                Exercise Price                Date of Grant          Expiry Date
---------------------------------------------------------------------------------------------------------------------------------

(a) Executive Officers (5 persons)

April 21, 1997                  40,000                          $1.42                        $1.33             April 20, 2002
May 30, 1997                    60,000                          $1.25                        $1.14             May 29, 2002
March 18, 1998                 600,000                          $1.49                        $1.59             March 17, 2003
October 16, 1998                55,000                          $1.05                        $1.02             October 15, 2004
January 11, 1999                15,000                          $1.26                        $1.29             January 10, 2005
March 30, 2000                  55,000                          $1.81                        $1.81             March 29, 2005
May 25, 2000                   287,500                          $1.27                        $1.30             May 24, 2006
---------------------------------------------------------------------------------------------------------------------------------
September 13, 2000             237,500                          $1.38                        $1.53             September 12, 2006
August 22, 2001                 90,000                          $0.75                        $0.72             August 21, 2006
January 30, 2001               750,000                          $0.73                        $0.89             January 29, 2007
November 27, 2001               10,000                          $0.70                        $0.69             November 26, 2007
---------------------------------------------------------------------------------------------------------------------------------
                             2,200,000
---------------------------------------------------------------------------------------------------------------------------------
(b) Non-Executive Directors (5 persons)

April 3, 2001                  150,000                          $0.70                        $0.70             April 2, 2002
February 9, 1999                60,000                          $1.10                        $1.10             February 8, 2004
November 1, 1999                50,000                          $0.61                        $0.60             October 31, 2004
August 22, 2001                150,000                          $0.75                        $0.72             August 21, 2006
---------------------------------------------------------------------------------------------------------------------------------
                               410,000
---------------------------------------------------------------------------------------------------------------------------------
(c) Employees and Former Employees (26 persons)

April 3, 1997                  140,000                          $1.40                        $1.52             April 2, 2002
May 30, 1997                    20,000                          $1.25                        $1.14             May 29, 2002
June 12, 1998                   95,000                          $1.58                        $1.35             June 11, 2004
October 16, 1998                85,000                          $1.05                        $1.02             October 15, 2004
November 1, 1999                10,000                          $0.61                        $0.60             October 31, 2005
May 25, 2000                   163,750                          $1.27                        $1.30             May 24, 2006
September 18, 2000              75,000                          $1.55                        $1.55             September 17, 2006
December 19, 2000               37,500                          $0.65                        $0.58             December 18, 2006
May 28, 2001                    30,000                          $0.88                        $0.87             May 27, 2007
August 22, 2001                 75,000                          $0.75                        $0.72             August 21, 2007
November 27, 2001              230,000                          $0.70                        $0.69             November 26, 2007
---------------------------------------------------------------------------------------------------------------------------------
                               961,250
=================================================================================================================================

=================================================================================================================================
                                                                                         Market Value on
Date of Grant              Number of Options                Exercise Price                Date of Grant          Expiry Date
---------------------------------------------------------------------------------------------------------------------------------
(d) Scientific Advisory Board Members, Consultants and Former Consultants (9 persons)

April 3, 1997                  150,000                          $1.40                        $1.52             April 2, 2002
September 5, 2001               20,000                          $0.73                        $0.70             July 31, 2002
November 1, 1999               100,000                          $0.61                        $0.60             October 31, 2002
June 12, 1998                  120,000                          $1.58                        $1.35             June 11, 2004
October 16, 1998               125,000                          $1.05                        $1.02             October 15, 2004
February 25, 1999               50,000                          $1.05                        $1.02             February 24, 2005
November 1, 1999                50,000                          $0.61                        $0.60             October 31, 2005
February 14, 2000               50,000                          $1.05                        $1.18             February 13, 2006
September 13, 2000              20,000                          $1.38                        $1.53             September 12, 2006
August 10, 2001                750,000(1)                        (1)                          (1)              February 9, 2007
December 13, 2001              100,000                          $0.75                        $0.67             December 12, 2007
---------------------------------------------------------------------------------------------------------------------------------
                             1,535,000
=================================================================================================================================
TOTAL                        5,106,250
=================================================================================================================================

(1) The Company has granted, subject to TSE approval, share purchase warrants to purchase 750,000 Cardiome Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee". The exercise price ranges from U.S.$0.60 to U.S.$2.00 per Warrant expiring February 9, 2007.

   The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

Share Purchase Warrants

   The Company has issued the following share purchase warrants that are still outstanding as of January 31, 2002:

=================================================================================================================================
                                          No. of Cardiome                                                            Market
                                        Shares to be Issued                                                         Value on
                                          On Exercise of                          Exercise                          Date of
                                             Warrants        Date of Issue          Price          Expiry Date       Issue
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   June 19, 2000                           2,774,600         June 19, 2000          $1.60         April 14, 2002     $1.22
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   June 5, 2000                              178,571         June 5, 2000           $1.60         June 5, 2002       $1.26
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   October 5 and 10, 2001                     83,333         Oct. 5, 2001           $0.80         Oct. 5, 2003       $0.60
                                             833,834         Oct. 10, 2001          $0.80         Oct. 10, 2003      $0.56
---------------------------------------------------------------------------------------------------------------------------------
Finder's warrants in connection
   with private placement which
   completed on October 5 and 10,
   2001                                       66,766         Oct. 10, 2001          $0.60         Oct. 10, 2003      $0.56
---------------------------------------------------------------------------------------------------------------------------------
Total share purchase warrants
   Outstanding as at January 31, 2002      3,937,104
---------------------------------------------------------------------------------------------------------------------------------

Share Purchase Warrants To Be Issued with the Acquisition and Offering

   See "Acquisition of Paralex" for details of securities to be issued in connection with the Acquisition. See "Plan of Distribution" for details of securities to be issued in connection with the Offering.

Fully Diluted Share Capital

   Assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged at 43,070,181 (assumes the Special Warrants are converted), there will be approximately (if the Minimum Offering of U.S.$10,000,000 is completed) Cardiome Shares outstanding or (if the Maximum Offering of U.S.$15,000,000 is completed) Cardiome Shares outstanding on a fully-diluted basis, upon completion of the Acquisition and the Offering, at the Effective Time (after giving effect to the Share Consolidation), calculated as follows:

===================================================================================================================
                                   Upon Completion of the Offering at           Upon Completion of the Offering at
                                  Minimum Amount of U.S.$10,000,000(1)         Maximum Amount of U.S.$15,000,000(2)
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares Outstanding(3)             43,070,181                                        43,070,181
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued to Paralex
  Shareholders for Acquisition(4)          33,300,000                                        33,300,000
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued on Offering               *   (1)                                           *   (2)
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued for Introduction
  Fee(5)                                      250,000                                           250,000
-------------------------------------------------------------------------------------------------------------------
Warrants Issued on Offering                      *   (1)                                           *   (2)
-------------------------------------------------------------------------------------------------------------------
Warrants Outstanding from previous
  financings(3)                             3,937,104                                         3,937,104
-------------------------------------------------------------------------------------------------------------------
Incentive Stock Options Outstanding as
  of January 31, 2002                       5,106,250                                         5,106,250
-------------------------------------------------------------------------------------------------------------------
Total (pre-Consolidation):                       *                                                 *
-------------------------------------------------------------------------------------------------------------------
Total (post-Consolidation)
(four to one):                                   *                                                 *
===================================================================================================================

(1) Assumes Minimum Offering completed of U.S.$10,000,000 (approximately $16,000,000), but does not include any potential proceeds from the Over-Allotment Option and/or Greenshoe Option, at an Offering Price of $* per Unit. See "Plan of Distribution".
(2) Assumes the Maximum Offering completed of U.S.$15,000,000 (approximately $24,000,000), but does not include any potential proceeds from the Over-Allotment Option and/or Greenshoe Option. See "Plan of Distribution".
(3) Assumes conversion of 1,834,333 outstanding Special Warrants which will occur on February 7, 2002.
(4)   Estimated based on the conversion formula defined the Acquisition
      Agreement.
(5) Potential issuance of Cardiome Shares for up to half of the introduction fee to be paid to Paramount. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee".

                    PRINCIPAL HOLDERS OF VOTING SECURITIES

   To the knowledge of Cardiome, assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time (43,070,181 Cardiome Shares, which assumes conversion of the Special Warrants) remains unchanged, no person will beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of shares of Cardiome before or after the Effective Time and the Closing Date except as follows:

=================================================================================================================================
                                                                           Percentage of
                                                                              Ownership          Percentage      Percentage
                                                                            Before Giving      Ownership After  Ownership After
                                                           Number of         Effect to the      Acquisition and  Acquisition and
  Name and Municipality of           Type of               Cardiome         Acquisition and         Minimum          Maximum
        Residence                   Ownership               Shares            Offering(1)          Offering(2)      Offering(3)
---------------------------------------------------------------------------------------------------------------------------------
Chemical Company of Malaysia      Registered              5,604,386(4)          13.0%                * %              * %
 Berhard                              and
                                  Beneficial
---------------------------------------------------------------------------------------------------------------------------------
Royal Bank Investment             Beneficial              4,877,157             11.3%                * %              * %
Management Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGF Funds Inc.                    Beneficial              4,516,750             10.5%                * %              * %
---------------------------------------------------------------------------------------------------------------------------------
Lindsay Rosenwald 2000 Family     Beneficial                    NIL(6)           NIL                 * %              * %
Trusts and the Lindsay
Rosenwald 2000 Irrevocable
Trust(5)
=================================================================================================================================

(1) Assumes the conversion of 1,834,333 Special Warrants, which will convert on February 7, 2002.
(2) Assumes 33,300,000 shares are issued on the Acquisition and *shares are issued on the Minimum Offering.
(3) Assumes 33,300,000 shares are issued on the Acquisition and *shares are issued on the Maximum Offering.
(4) 4,104,386 of these shares are held by CCM Investments Ltd., of the British Virgin Islands, a wholly owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Berhad, Dimensi Bersatu Sdn Bhd, Skim Amanah Saham Bumiputra, Billion Victory Sdn Bhd and Lembaran Megah Sdn Bhd each own 10% or more of Chemical Company of Malaysia Berhad.
(5) Shares are registered in the name of Jay Lobell, as trustee for these trusts.
(6) These trusts are the owners of 1,260,750 Paralex Shares, which will be exchanged for approximately 10,495,744 Cardiome Shares assuming 33,300,000 Cardiome Shares are issued on the Acquisition.

                            PLAN OF DISTRIBUTION

   The Company has engaged the Agents as its agents for the Offering to offer the Units for sale, at a price of $* per Unit, on a best efforts basis in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, subject to the terms and conditions of an agency agreement (the "Agency Agreement") to be entered into between the parties. The Offering will consist of the Minimum Offering of U.S.$10,000,000 (approximately $16,000,000) and the Maximum Offering of U.S.$15,000,000 (approximately $24,000,000). While the Agents have agreed to use their best efforts to sell the Units, which are the subject of the Offering, they are not obligated to purchase any Units. The Agency Agreement will provide that the obligations of the Agents pursuant to the Agency Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets or upon the occurrence of certain stated events.

   The Company has granted to the Agents the Over-Allotment Option to acquire up to an additional U.S.$5,000,000 (approximately $8,000,000) in Units at the Offering Price on or before the closing of the Offering to cover over-allotments, if any. The Company has also granted to the Agents the Greenshoe Option to purchase from the Company a maximum of 15% of the number of Units sold, to cover over-allotments, if any. The Greenshoe option will be exercisable for a period of 60 days following the closing of the Offering at the Offering Price. This Prospectus also qualifies the distribution of the Over-Allotment Option and the Greenshoe Option and any Units issued pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option.

   As consideration for the Agents' services, the Company will pay the Agents a fee equal to 7% of the aggregate gross proceeds of the Offering including any proceeds resulting from the issuance of Units pursuant to the exercise of the Over-Allotment Option and the Greenshoe Option. The Company also will issue to the Agents the Brokers' Warrants to purchase that number of Units that is equal to 10% of the total number of Units sold pursuant to the Offering (including any Units sold pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option), exercisable at a price equal to 115% of the Offering Price, for a term expiring 24 months from the closing of the Offering. This Prospectus also qualifies the distribution of the Brokers' Warrants (one-half of such warrants in the Province of Ontario).

   The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under Canadian securities legislation and to contribute to payments that the Agents may be required to make in respect thereof, and to pay the Agents' reasonable costs in respect of the Offering. The Company has also agreed with the Agents that should the Company enter into an Alternative Transaction (defined below) prior to the earlier of the closing of the Offering and the termination of the Agency Agreement, the Company shall pay to the Agents a fee equal to U.S.$150,000 together with all of the Agents' expenses and disbursements incurred to the date of such transaction. An "Alternative Transaction" means an issuance of securities of the Company in excess of 5% of the total value or number of securities currently outstanding or a business transaction involving the Company or any of its subsidiaries including, without limitation, a merger, amalgamation, arrangement, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or any similar transaction other than issuances of securities pursuant to (A) the Acquisition or (B) as will be provided for in the Agency Agreement.

   The Company has agreed in favour of the Agents that, during the period ending 120 days after the Closing Date, it will not, except in certain circumstances, directly or indirectly, issue or sell or offer for sale any Cardiome Shares or other securities convertible into or exchangeable for Cardiome Shares, or agree to do so, or announce publicly its intention to do so, without having first obtained the prior written consent of the Agents, except for: (i) the granting of options pursuant to its Stock Option Plan (ii) the issuance of Cardiome Shares upon the exercise of such options or other outstanding options, warrants, convertible securities or commitments to issue securities; or (iii) as full or partial consideration for arm's length acquisitions.

   Pursuant to policy statements of the Commission des valeurs mobilieres du Quebec and the Ontario Securities Commission, the Agents may not, throughout the period of distribution under this Prospectus, bid for or purchase Cardiome Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Cardiome Shares. Pursuant to the first-mentioned exception, in connection with the Offering, the Agents may effect transactions that are intended to stabilize or maintain the market price of the Cardiome Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time during the Offering.

   The Units have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S of the 1933 Act) except pursuant to an exemption from the registration requirements of the 1933 Act.

   The Company has agreed with the Agents that within 30 days following the closing of the Offering (the "Filing Date"), the Company will use its best efforts to prepare and file a registration statement (the "Registration Statement") for the resale in the United States of the Cardiome Shares and Cardiome Warrants issued to investors and issuable pursuant to the exercise of the Brokers' Warrants. The Company will use its best efforts to ensure that the Registration Statement is declared effective within 90 days of the Filing Date. The Company has agreed to make such filings as are necessary to keep the Registration Statement effective until the earlier of (i) the date the holders of the Cardiome Shares (including the Cardiome Warrants and Brokers' Warrants) have completed the distribution described in the Registration Statement or (ii) the time that such shares are no longer, by reason of Rule 144(k) under the 1933 Act, required to be registered for the sale thereof by such holders.

   The Agency Agreement will provide that the completion of the Offering is conditional upon: (i) the Company having obtained shareholder approval for and completed a consolidation of its outstanding Cardiome Shares on a basis to be agreed upon between the Company and the Agents prior to the filing of the final prospectus, (ii) the completion to the satisfaction of the Agents, acting reasonably, of the Acquisition and (iii) the Company having obtained the approval of the TSE to the listing of the Cardiome Shares forming part of the Units and the Cardiome Shares issuable upon exercise of the Cardiome Warrants prior to closing.

   The Offering will not continue for a period of more than 90 days after the date of the receipt for the final prospectus if subscriptions representing the Minimum Offering are not obtained within that period, unless each of the persons or companies who subscribed within that period has consented to the continuation of the Offering. During the 90 day period, funds received from subscriptions will be held by a depository who is a registrant, bank or trust company and if the Minimum Offering is not raised or the Acquisition is not completed, the funds will be returned to the subscribers without interest or deduction unless the subscribers have otherwise instructed the depository.

   The Company will apply to list the Cardiome Shares being distributed under this Prospectus and the Cardiome Shares issuable upon exercise of the Cardiome Warrants and the Brokers' Warrants on the TSE (including any Cardiome Shares to be issued and sold by the Company pursuant to the Over-Allotment Option and the Greenshoe Option, if exercised by the Agents). Listing is subject to the Company fulfilling all of the listing requirements of the TSE.

   The Offering Price of the Units has been determined by negotiation between the Company and the Agents.

                       DESCRIPTION OF SECURITIES OFFERED

Cardiome Shares

   All of the authorized 200,000,000 Cardiome Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No Cardiome Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCCA, and after the continuation of the Company under the CBCA, will be contained in the CBCA.

Cardiome Warrants

   Each Cardiome Warrant will entitle the holder to purchase one Cardiome
Share at 200% of the Offering Price until the Expiry Date. The Cardiome Warrants will be issued pursuant to and will be governed by the provisions of a warrant indenture to be entered into on or before the Closing Date between the Company and Pacific Corporate Trust Company (the "Warrant Indenture"). The Warrant Indenture will contain, among other things, the following provisions:

(a) the Warrants will be transferable, subject to compliance with applicable securities laws;

(b) the Cardiome Warrants, including the number of Cardiome Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Cardiome Shares, certain distributions of Cardiome Shares, or securities convertible into or exchangeable for Cardiome Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Cardiome Warrants will not become a shareholder of the Company by virtue of holding such Cardiome Warrants; and

(d) Cardiome Warrants not exercised by the Expiry Date shall be void and have no effect.

              PRICE RANGE AND TRADING VOLUMES OF CARDIOME SHARES

   The following table sets forth the trading history of the Cardiome Shares on the TSE and CDNX (or its predecessors) during the periods noted:



================================================================================
             Period                     High (Cdn$)   Low (Cdn$)   Volume (#)
--------------------------------------------------------------------------------
Quarter ended February 28, 2000(1)          1.55         0.47       5,958,977
--------------------------------------------------------------------------------
Quarter ended May 31, 2000                  2.71         1.08      11,119,492
--------------------------------------------------------------------------------
Quarter ended August 31, 2000               1.69         1.16       3,213,118
--------------------------------------------------------------------------------
Quarter ended November 30, 2000             1.80         1.02       4,076,976
--------------------------------------------------------------------------------
Quarter ended February 28, 2001             1.15         0.50       2,158,165
--------------------------------------------------------------------------------
Quarter ended May 31, 2001                  0.95         0.60       2,104,049
--------------------------------------------------------------------------------
Month ended June 30, 2001                   0.98         0.77         395,543
--------------------------------------------------------------------------------
Month ended July 31, 2001                   0.95         0.80         588,500
--------------------------------------------------------------------------------
Month ended August 31, 2001                 0.83         0.65         376,556
--------------------------------------------------------------------------------
Month ended September 30, 2001              0.73         0.55         236,656
--------------------------------------------------------------------------------
Month ended October 31, 2001                0.89         0.40         720,255
--------------------------------------------------------------------------------
November 1 to November 21, 2001             0.85         0.67         418,700
--------------------------------------------------------------------------------
Month ended December 31, 2001               0.90         0.64         548,325
--------------------------------------------------------------------------------
January 1 to 29, 2002                       1.29         0.80       1,659,437
--------------------------------------------------------------------------------
February 1 - 4, 2002                        0.94         0.90          52,700
================================================================================

(1) Information based on the trading of the Cardiome Shares on the CDNX or its predecessor.

                                   PRIOR SALES

   During the 12 months preceding the date of this Prospectus, the Company has sold the following Cardiome securities:

================================================================================
                      Number of      Price per                       Net Cash
     Date            Common Share   Common Share    Commission       Received
--------------------------------------------------------------------------------
October 5 and 10, 2001   1,834,333(1)   $0.60        $28,042(2)    $1,072,558
--------------------------------------------------------------------------------
October 15, 2001            20,000      $0.80            Nil       $   16,000(2)
================================================================================

(1) Special Warrants each exercisable for no additional consideration into one Cardiome Share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one Cardiome Share at a price of $0.80 until October 10, 2003.

(2) Aggregate commissions of $28,042 were paid to a finder in respect of 667,667 Special Warrants. In addition, the Company issued warrants entitling the finder to acquire 66,766 Cardiome Shares at a price of $0.60 per share until October 10, 2003.

(3) Deemed price of Cardiome Shares issued to UBC under a technology assignment agreement.

                                  RISK FACTORS

   For the purpose of this Risk Factors section, "Company" refers to Cardiome and its subsidiaries, including, but not limited to, Paralex (assuming the Acquisition is completed). Investment in the securities offered under this Prospectus must be considered highly speculative due to the nature of the business of the Company and its present stage of development. Specific risk factors to be considered by a prospective investor include, but are not limited to, the following:

No Developed or Approved Products

   The Company is in the early drug discovery and development stage and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's proposed products are currently in the research and development stage and little or no revenues have been generated to date from product sales, nor are any product revenues expected for at least the immediate future, if ever. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business. The risks include, but are not limited to the possibilities that any or all of the Company's potential products will be found to be ineffective or, that the products, once developed, although effective, are not economical to market, that third parties hold proprietary rights that preclude the Company from marketing such products or that third parties market superior or equivalent products or the Company fails to receive necessary regulatory clearances for its proposed products. To achieve profitable operations, the Company must successfully develop, obtain regulatory approval for, introduce and successfully market, at a profit, products that are currently in the research and development phase. Most of the pre-clinical research and clinical development work and testing for the Company's product candidates remains to be completed. The Company is currently not profitable, and no assurance can be given that the Company's research and development efforts will be successful, that required regulatory approvals will be obtained, that any product will be safe and effective, that any products, if developed and introduced, will be successfully marketed or achieve market acceptance or that products can be marketed at prices that will allow profitability to be achieved. Failure of the Company to successfully develop, obtain regulatory approval for, or introduce and market its products under development would have a material adverse effect on the business, financial condition and results of operations of the Company.

   This Prospectus includes estimates by the Company and Paralex of the number of patients who have received or might have been candidates to use a specific product of the Company or Paralex. There can be no assurance that such estimates accurately reflect the true market or the extent to which such product, if successfully developed, will actually be used by patients. Furthermore, there can be no assurance that the Company's or Paralex's sales of such product, if any, for such uses will be profitable even if patient use occurs.

Limited Revenues; History of Significant Losses; Accumulated Deficit

   The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Company has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $6,495,636, $4,451,320, and $5,168,419 for the years ended November 30, 2000, 1999, and 1998 respectively, and $5,217,952 and $4,294,844 for the nine month periods ending August 31, 2001 and 2000 respectively. The Company's revenues were $723,352 for the year ended November 30, 2000, and $546,713 for the nine months ending August 31, 2001. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations.

Paralex History of Operating Losses and Accumulated Deficit and No Certainty of Profitability

   Paralex has incurred operating losses since its inception in January 2001.
As of November 30, 2001, Paralex's accumulated deficit was U.S.$240,434 which amount has increased to date. To date, Paralex has relied on bank loans to fund its operations. Paralex expects to incur significant increasing operating losses over the next several years, primarily due to the expansion of its research and development programs, including pre-clinical studies and clinical trials for its products under development. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Paralex's ability to achieve profitability depends upon its ability to discover and develop products, obtain regulatory approval for its proposed products, and enter into agreements for product development, manufacturing and commercialization. There can be no assurance that Paralex will ever achieve any revenue or profitable operations from the sale of its proposed products.

Future Capital Needs; Uncertainties of Additional Funding

   The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development projects; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financing and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financing could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development projects, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Volatility of Share Price

   The market prices for the securities of biotechnology companies, including the Company's, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. See "Price Range and Trading Volume of Cardiome Shares". Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Cardiome Shares.

No Assurance of Regulatory Approval and Potential Delays

   The pre-clinical studies and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the HPB and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

   Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

   The Company is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

   The Company believes it can use the safety and efficacy data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of CHF. However, there can be no assurance that the FDA will accept this prior clinical data for the CHF application or that the Company will be able to proceed with Phase II studies with oxypurinol for CHF.

No Assurance of Market Acceptance

   There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition

   The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

   Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's projects. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Dependence Upon Key Personnel

   The Company is dependent on certain key directors, officers, employees, consultants and scientific advisors, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any of its officers, employees or consultants. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

   The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Specifically, the rights to oxypurinol are held by Paralex under license pursuant to the JHU License and the ILEX License.
Although the Company and Paralex have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company and Paralex will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection

   The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The composition of matter patents for oxypurinol, Paralex's key drug candidate, have expired. The JHU License provides for patent rights as they relate to the commercial use of XO Inhibitors for cardiovascular and neuromuscular disease via the sensitizing of muscle cells to calcium ions. There is no assurance that this is the method of action of XO Inhibitors. In order to obtain patent protection surrounding oxypurinol, Paralex will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged; (ii) such products will not infringe the patents of third parties; or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of a third party, the Company could incur substantial legal expenses with no assurance of success.

   In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company would have already completed.

   Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators of if the Company initiates such suits.

There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

   The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations. In particular, the anticipated benefits of the Acquisition will not be achieved unless Cardiome and Paralex are successfully combined in a smooth and timely manner (Paralex and Cardiome may be referred to herein as the "Combined Company"). That combination will require integration of the Combined Company's research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies. Moreover, the management of the Combined Company may include personnel who are not currently employed by either Cardiome or Paralex. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the ability of the Combined Company to successfully pursue the development of the drug candidates expected to be retained by the Combined Company. Moreover, the costs of the Acquisition (including redundant operating costs that may be incurred for a period of time following consummation of the Acquisition) may be substantial. In addition, the rate at which cash is used by the Combined Company may exceed the rate at which cash is presently used by either Cardiome or Paralex. The risks associated with the absorption by the Combined Company of these expenses and ongoing cash requirements will increase the pressure on the Combined Company to achieve synergistic cost reductions as rapidly as possible and, if the Combined Company is unable to do so, its financial position may be impaired. There can be no assurance of the extent to which cost savings and efficiencies will be achieved by the Combined Company. Moreover, although the companies believe that beneficial synergies will result from the Acquisition, there can be no assurance that combining the two companies' businesses, even in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently.

Control by Current Officers, Directors and Principal Stockholders

   Upon closing of the Acquisition and the Offering, the directors of the Reconstituted Board, executive officers and principal shareholders of the Company will own a substantial number of the outstanding Cardiome Shares. Accordingly, the Company's executive officers, directors, principal shareholders will have the ability to exert substantial influence over the election of the Company's Board and the outcome of issues submitted to the Company's shareholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise recover a premium for their shares over their current market prices.

Uncertainty of Listing on Nasdaq National Market, Small Cap Market or American Stock Exchange

   Cardiome intends to effect the Share Consolidation for the purpose of complying with the applicable and potentially applicable listing criteria of either Nasdaq National Market, Nasdaq SmallCap or the American Stock Exchange ("AMEX"). The price of the Cardiome Shares might not increase proportionately with the decrease in the number of outstanding shares, and there can be no assurance that any price increase resulting from the Share Consolidation can be sustained for any period of time. Accordingly, subsequent share consolidations could be required in order to comply with minimum bid requirements. Subsequent share consolidations may result in the Company failing to meet the minimum public float requirement. Accordingly, the Company may not be capable of complying with all of the listing criteria required to be complied with to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, the Company may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

No Assurance of Successful Manufacturing

   The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace. The Company intends to contract with ILEX or others for the manufacture of oxypurinol. The Company may need to contract with additional manufacturers. There can be no assurance, however, that the Company will be able to identify and qualify any such manufacturers, and, if able to do so, that any such manufacturing agreements will contain terms that are favourable to the Company, if at all. The Company has and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. There can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity and quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Delays from Non-compliance with Good Manufacturing Practices

   The manufacture of the Company's pharmaceutical products, if any, will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing

   Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products that it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

Dependence on and Management of Corporate Collaborations

   The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of its pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking additional corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any such corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues. The AstraZeneca License Agreement provides for the development and commercialization of RSD1122. There can be no assurance that AstraZeneca will proceed with clinical development of RSD1122 or, if they do proceed with clinical development, that RSD1122 will become a commercially viable pharmaceutical product.

   Because the Company enters into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development projects or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

   Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure From Product Liability Claims

   The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Company has secured product liability coverage for the Phase I and II clinical trials of RSD1235. The Company also has liability coverage for the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Risks Associated With The Use of Hazardous Materials

   The Company's research and development may involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or that the Company's business, financial condition and results of operations will not be material, and adversely affected by the current or future environmental laws or regulations.

Uncertainty of Product Pricing, Reimbursement And Related Matters

   The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company's potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which the Company conducts its business. Such changes also could have a material adverse effect on the Company's ability to raise capital. Moreover, the Company's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on the Company's business, financial condition and results of operations.

   In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore significant uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis. Finally, given the above potential market constraints on pricing, the availability of competitive products in these markets may further limit the Company's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of the Company's products, the market acceptance of the Company's products would be adversely affected.

Dilution

   The completion of the Acquisition and the Offering and the exercise of warrants and issuance of shares and the completion of further equity financing, if available, will result in substantial dilution to Cardiome Shareholders.

Conflicts of Interest

   Certain of the directors and officers of the Company and Paralex may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company or Paralex may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company or Paralex, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. See also "Interest of Management and Others in Material Transactions".

No Dividends

   To date, the Company has not paid any dividends on the Cardiome Shares and does not intend to declare any dividends in the foreseeable future.

                            LEGAL PROCEEDINGS

   To the knowledge of the signatories hereto, neither the Company nor Paralex is a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of the Company or Paralex.

                 AUDITOR, TRANSFER AGENT AND REGISTRARS

   The auditor of the Company and Paralex is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

   The Company's registrar and transfer agent for the Cardiome Shares and Cardiome Warrants is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

                             MATERIAL CONTRACTS

   The material contracts entered into within two years of the date of this Prospectus by Cardiome and/or its subsidiaries and Paralex are as follows:
Cardiome

1. AstraZeneca License Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

2. Antalium Collaborative Research and License Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

3. UBC License Agreement and UBC Research Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

4. MacLeod and Quastel Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

5. Introduction Agreement dated August 10, 2001 between Cardiome and Paramount. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee".

6. Employment Agreement dated March 19, 1998, and as amended effective March 20, 2001, between the Company and Robert W. Rieder, President and CEO. See "Executive Compensation - Employment Contracts of Named Executive Officers".

7.   Employment Agreement dated June 5, 2001 between the Company and Dr. Alan
     M. Ezrin, CSO. See "Executive Compensation - Employment Contracts of Named Executive Officers".

8.   Employment Agreement dated July 16, 2001 between the Company and Gregory
     N. Beatch, Vice-President, External Scientific Affairs. See "Executive Compensation - Employment Contracts of Named Executive Officers".

9. Employment Agreement dated September 18, 2000, between the Company and Barry Johnson, Director of Pharmacology. See "Executive Compensation - Employment Contracts of Named Executive Officers".

10. Employment Agreement dated September 8, 1998, as amended effective August 1, 2001, between the Company and Grace Jung. See "Executive Compensation
     - Employment Contracts of Named Executive Officers".

11. Acquisition Agreement. See "Acquisition of Paralex - The Acquisition Agreement".

12. Agency Agreement to be entered into between the Company and the Agents. See "Plan of Distribution".

13. Warrant Indenture to be entered into between the Company and Pacific Corporate Trust Company governing the terms of the Cardiome Warrants. See "Description of Securities Offered - Cardiome Warrants".

Paralex

14. Promissory Note (the "Note") dated January 30, 2002 between Paralex and Bank of America that gives Paralex a line of credit for up to U.S.$490,000. The facility bears interest at 4.40% per annum and is due on January 20, 2003. The loan will be repaid from the proceeds of the Offering. The Note is guaranteed by Lindsay A. Rosenwald. M.D.

15. JHU License. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

16. ILEX License. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

17. Marban Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

   The above agreements, other than the AstraZeneca License Agreement, may be inspected at the office of counsel for the Company, Catalyst Corporate Finance Lawyers, at Suite 1400, 1055 West Hastings St., Vancouver, B.C., during normal business hours while the distribution of the securities offered hereunder is in progress and for a period of 30 days thereafter.

                        PURCHASERS' STATUTORY RIGHTS

   Securities legislation in certain of the provinces in Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

   The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Page F-1

                       INDEX TO FINANCIAL STATEMENTS


Auditors' Report on Consolidated Financial
   Statements of Cardiome Pharma Corp.                                      F-2

Consolidated Financial Statements of Cardiome Pharma Corp.                  F-3

Notes to Consolidated Financial Statements of Cardiome Pharma Corp.         F-6

Auditors' Report on Financial Statements of Paralex, Inc.                   F-37

Financial Statements of Paralex, Inc.                                       F-38

Notes to Financial Statements of Paralex, Inc.                              F-42

Compilation Report on Unaudited Pro Forma Consolidated Financial
   Statements of Cardiome Pharma Corp.                                      F-48

Unaudited Pro Forma Consolidated Financial Statements of
   Cardiome Pharma Corp.                                                    F-49

Notes to Unaudited Pro Forma Consolidated Financial Statements
   of Cardiome Pharma Corp.                                                 F-51

Page F-2


February 5, 2002

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec

Dear Sirs / Mesdames:

Re: Cardiome Pharma Corp. (the "Company")

We refer to the preliminary prospectus of the Company dated February 5, 2002, relating to the sale and offering of * units (each unit consisting of one common share and one quarter of a share purchase warrant) of the Company.

We have reported to the shareholders of the Company on the following financial statements included in the preliminary prospectus:

  *   Consolidated balance sheets as at November 30, 2000 and November 30, 1999;
  * Consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000.

Our audit report on the consolidated financial statements for the year ended November 30, 2000 was dated February 5, 2001 (except as to note 3[b] which is as of November 23, 2001 and notes 1, 20[a], 20[f] and 20[g] which are as of February , 2002) and our comments by auditor on Canada-U.S. reporting differences is dated February , 2002.

We are withholding our signature from our draft audit report and our comments by auditor on Canada-U.S. reporting differences in the preliminary prospectus pending:

   (a) our review of events between the dates of the preliminary and final prospectuses;
   (b)   our review of comments which may be issued by the Commissions; and
   (c)   our reading of the final prospectus.

Based on the results of our audits of the consolidated financial statements referred to above and our limited enquiry and review procedures for the period from February 5, 2001 to the date of this letter, we have no reason to believe that the consolidated financial statements do not present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles.

The preliminary prospectus also includes the unaudited pro forma consolidated balance sheet of Cardiome as at August 31, 2001 and the unaudited pro forma consolidated statement of loss of Cardiome for the nine months ended August 31, 2001. We are also withholding our signature from the draft compilation report on the unaudited pro forma consolidated financial statements pending completion of:
   (a) a review of events between the dates of the preliminary and final prospectuses;
   (b)   a review of comments which may be issued by the Commissions; and
   (c)   our reading of the final prospectus.

Based on the results of our procedures carried out to date with respect to the unaudited pro forma consolidated financial statements, we have no reason to believe that the unaudited pro forma consolidated financial statements are not properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly

/s/ Ernst & Young LLP

CHARTERED ACCOUNTANTS

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

                                 AUDITORS' REPORT




To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

   As discussed in note 3[b], effective June 1, 2001, the Company changed its method of accounting for revenue recognition.




Vancouver, Canada,
February 5, 2001 (except as to note 3[b]
which is as of November 23, 2001 and notes 1, 20[a],
20[f] and 20[g] which are as of February , 2002).          Chartered Accountants


            Comments by Auditor on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when since the date of completion of our audit of the financial statements and initial issuance of our report thereon dated February 5, 2001 (except as to note 3[b] which is as of November 23, 2001 and notes 1, 20[a], 20[f] and 20[g] which are as of February ,
2002) the Company has experienced conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated February 5, 2001 (except as to note 3[b] which is as of November 23, 2001 and notes 1, 20[a], 20[f] and 20[g] which are as of February , 2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.



Vancouver, Canada,
February , 2002.                                           Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                          CONSOLIDATED BALANCE SHEETS
         [See Note 1 - Nature of Operations and Basis of Presentation]

As at                                            (expressed in Canadian dollars)

                                                     August 31,            November 30,
                                                        2001           2000           1999
                                                         $              $              $
--------------------------------------------------------------------------------------------
                                                    (unaudited)     [Restated -
                                                                  see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]                     2,226,704     3,247,479     4,209,003
Short-term investments [notes 5, 9 and 10]             2,548,751     6,971,661     2,575,167
Accounts receivable and other [notes 6 and 17]           252,471       390,912       258,516
--------------------------------------------------------------------------------------------
Total current assets                                   5,027,926    10,610,052     7,042,686
Capital assets [note 7]                                  353,354       452,970       461,576
Other assets [note 8]                                  1,451,235     2,009,018     2,359,468
--------------------------------------------------------------------------------------------
                                                       6,832,515    13,072,040     9,863,730
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
  [notes 11[g] and 17]                                   603,589       999,702       675,542
Current portion of capital lease obligations [note 14]     7,264        41,145        60,602
Current portion of long-term debt [note 10]                 -           50,161        68,829
--------------------------------------------------------------------------------------------
Total current liabilities                                610,853     1,091,008       804,973
Deferred revenue                                       1,386,180     1,499,598          -
Obligations under capital leases [note 14]                  -             -           41,145
Long-term debt [note 10]                                    -             -           50,161
--------------------------------------------------------------------------------------------
Total liabilities                                      1,997,033     2,590,606       896,279
--------------------------------------------------------------------------------------------
Commitments [note 14]

Shareholders' equity
Share capital [note 11]                               32,235,393  32,235,393  25,282,040
Contributed surplus [note 11[f]]                       1,056,266   1,056,266        -
Deficit                                              (28,456,177)  (22,810,225)  (16,314,589)
--------------------------------------------------------------------------------------------
Total shareholders' equity                             4,835,482    10,481,434     8,967,451
--------------------------------------------------------------------------------------------
                                                       6,832,515    13,072,040     9,863,730
============================================================================================

See accompanying notes

On behalf of the Board:


   /s/ Robert W. Rieder                /s/ Michael J. A. Walker
   Director                            Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                 (expressed in Canadian dollars)

                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
REVENUE
Research collaborative, licensing and
   option fees [notes 3[b] and 13]                       159,222         79,495         81,448        482,876        228,767
Grant income                                              88,137        101,559        135,363         45,810          4,234
Interest and other income                                299,354        348,140        506,541        258,395        320,286
-----------------------------------------------------------------------------------------------------------------------------
                                                         546,713        529,194        723,352        787,081        553,287
-----------------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development                               3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
General and administration                             1,242,742      1,085,729      1,569,044        997,890      1,553,337
Amortization                                             525,761        460,730        917,288        654,918        669,582
-----------------------------------------------------------------------------------------------------------------------------
                                                       5,764,665      4,824,038      7,218,988      5,238,401      5,721,706
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)

Deficit, beginning of period                         (22,810,225)   (16,314,589)   (16,314,589)   (11,863,269)    (6,694,850)
Adjustment for future income taxes [note 3[a]]          (428,000)          -              -              -              -
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                               (28,456,177)   (20,609,433)   (22,810,225)   (16,314,589)   (11,863,269)
=============================================================================================================================
Net loss per common share                                  (0.13)         (0.12)         (0.17)         (0.16)         (0.19)
=============================================================================================================================

Weighted average number of
  common shares outstanding                           41,215,848     36,662,998     37,782,044     28,331,730     26,780,674
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 (expressed in Canadian dollars)


                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
OPERATING ACTIVITIES
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)
Add items not affecting cash:
   Amortization                                          525,761        460,730        917,288        654,918        669,582
   Loss on disposal of capital assets                       -              -              -              -             4,256
   Stock-based compensation                                 -              -            16,000           -              -
Changes in non-cash working capital items
  relating to operations:
   Accounts receivable and other                         138,441       (110,282)      (132,396)        18,744       (127,045)
   Accounts payable and accrued liabilities             (351,013)      (154,120)       253,458        227,062        183,605
   Deferred revenue                                     (113,418)          -         1,499,598           -              -
-----------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (5,018,181)    (4,098,516)    (3,941,688)    (3,550,596)    (4,438,021)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                   -         7,940,069      8,009,619      5,412,353      2,410,659
Payment on obligations under capital leases              (33,881)       (47,691)       (60,602)       (71,221)       (46,776)
Increase in long-term debt                                  -              -              -              -           200,000
Repayment of long-term debt                              (50,161)       (50,924)       (68,829)       (61,830)       (19,180)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities          (84,042)     7,841,454      7,880,188      5,279,302      2,544,703
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                               (77,702)       (75,016)      (179,085)       (60,190)      (397,059)
Patent costs capitalized                                (263,760)      (149,225)      (324,445)      (168,160)      (139,208)
Short-term investments                                 4,422,910     (5,056,869)    (4,396,494)    (1,210,917)     5,205,483
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities        4,081,448     (5,281,110)    (4,900,024)   (1,439,267)      4,669,216
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
  during the period                                   (1,020,775)    (1,538,172)      (961,524)      289,439       2,775,898
Cash and cash equivalents, beginning of period         3,247,479      4,209,003      4,209,003     3,919,564       1,143,666
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               2,226,704      2,670,831      3,247,479     4,209,003       3,919,564
=============================================================================================================================

Supplemental cash flow information:
   Interest paid                                           4,568         13,122         15,850        27,704          12,463
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Interim financial statements

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at August 31, 2001, and the results of operations and cash flows for the nine months ended August 31, 2001 and 2000 in accordance with generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Corp. Significant intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Cash equivalents

The Company considers all highly liquid financial investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones.Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers, directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective period, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the nine months ended August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Future income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at December 1, 2000 are shown below:

                                                                    December 1,
                                                                       2000
                                                                         $
-------------------------------------------------------------------------------
Future tax assets:
   Tax loss carryforwards                                             3,725,000
   Research and development deductions (net of investment
     tax credits)                                                     1,824,300
   Investment tax credits                                               648,100
   Tax values of depreciable assets in excess of accounting values      525,700
   Revenue unearned for accounting purposes                             710,000
   Share issue costs                                                    406,600
   Other items                                                           63,600
-------------------------------------------------------------------------------
Total future tax assets                                               7,903,300
Valuation allowance                                                  (7,475,300)
-------------------------------------------------------------------------------
Total future tax assets                                                 428,000
-------------------------------------------------------------------------------

Future tax liabilities
   Accounting value of technology in excess of tax value               (428,000)
-------------------------------------------------------------------------------
Total future tax liabilities                                           (428,000)
-------------------------------------------------------------------------------
Net future tax assets                                                      -
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the nine months ended August 31, 2001, the change resulted in an increase in research collaboration, licensing and option fees and a decrease in the net loss of $113,418 from $5,331,370 that would have been reported had the change not been made. This change has been applied retroactively with the following effect:

                                         As originally reported                              As restated
                           ----------------------------------------------  ----------------------------------------------
                              Nine months                                    Nine months
                                ended                 Years ended               ended                 Years ended
                               Aug. 31,               November 30,             Aug. 31,               November 30,
                           ---------------  -----------------------------  --------------  ------------------------------
                                2000        2000        1999        1998        2000        2000        1999        1998
                                  $           $           $           $           $           $           $           $
----------------------------------------------------------------------------------------------------------------------------------
                             (unaudited)                                     (unaudited)
Research collaborative,
  licensing and option fees      79,495    2,081,046      482,876      228,767       79,495       81,448      482,876      228,767

Loss for the period          (4,294,844)  (4,496,038)  (4,451,320)  (5,168,419)  (4,294,844)  (6,495,636)  (4,451,320)  (5,168,419)

Net loss per common share         (0.12)       (0.12)       (0.16)       (0.19)       (0.12)       (0.17)       (0.16)       (0.19)

Deferred revenue                   -            -            -            -           -       (1,499,598)        -            -
Deficit                     (20,609,433) (20,810,627) (16,314,589) (11,863,269) (20,609,433) (22,810,225) (16,314,589) (11,863,269)
===================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, accounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At August 31, 2001, cash equivalents include approximately $2,098,970 [November 30, 2000 - $2,914,000; November 30, 1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 3.87% [November 30, 2000 - 6.02%; November 30, 1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil at August 31, 2001 [November 30, 2000 - $1,216,560 (U.S. $792,031); November 30,
1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 4.08% at August 31, 2001 [November 30, 2000 - 5.76%; November 30, 1999 - 5.02%] and maturities to February 2002 [November 30, 2000 - July 2001; November 30, 1999 - June 2001].


6. ACCOUNTS RECEIVABLE AND OTHER

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Prepaid expenses                                     70,593   137,287   170,769
Interest and other receivables                      181,878   253,625    87,747
-------------------------------------------------------------------------------
                                                    252,471   390,912   258,516
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

7. CAPITAL ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Laboratory equipment                                     644,966     427,246     217,720
Computer equipment                                       367,283     344,509      22,774
Office equipment                                         106,914      62,417      44,497
Web-site development costs                                13,640         758      12,882
Equipment under capital lease                             81,320      48,792      32,528
Leasehold improvements                                    29,253       6,300      22,953
----------------------------------------------------------------------------------------
                                                       1,243,376     890,022     353,354
========================================================================================

November 30, 2000
Laboratory equipment                                     583,238     310,588     272,650
Computer equipment                                       347,998     299,304      48,694
Office equipment                                          98,451      46,585      51,866
Equipment under capital lease                            135,243      63,555      71,688
Leasehold improvements                                    10,093       2,021       8,072
----------------------------------------------------------------------------------------
                                                       1,175,023     722,053     452,970
========================================================================================

November 30, 1999
Laboratory equipment                                     380,805     184,143     196,662
Computer equipment                                       315,964     237,479      78,485
Office equipment                                          71,851      29,791      42,060
Equipment under capital lease                            211,086      73,116     137,970
Leasehold improvements                                     6,884         485       6,399
----------------------------------------------------------------------------------------
                                                         986,590     525,014     461,576
========================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

8. OTHER ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Technology                                             2,968,193   2,130,788     837,405
License                                                  105,208      49,973      55,235
Patents                                                1,224,117     665,522     558,595
----------------------------------------------------------------------------------------
Total                                                  4,297,518   2,846,283   1,451,235
========================================================================================

November 30, 2000
Technology                                             3,396,193   1,953,115   1,443,078
License                                                  105,208      42,082      63,126
Patents                                                  996,108     493,294     502,814
----------------------------------------------------------------------------------------
Total                                                  4,497,509   2,488,491   2,009,018
========================================================================================

November 30, 1999
Technology                                             3,396,193   1,613,496   1,782,697
License                                                  105,208      31,561      73,647
Patents                                                  626,309     123,185     503,124
----------------------------------------------------------------------------------------
Total                                                  4,127,710   1,768,242   2,359,468
========================================================================================

During the nine months ended August 31, 2001, the Company recorded additional expense of approximately $nil [nine months ended August 31, 2000 - $nil; year ended November 30, 2000 - $287,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] with respect to write-off of patents no longer directly related to the Company's current focus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

9. CREDIT FACILITY

At August 31, 2001, the Company has available an operating line of credit of $30,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000]. Borrowings
under this operating line of credit are collateralized by a cashable certificate of $100,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At August 31, 2001, November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


10. LONG-TERM DEBT

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Promissory note with interest rate
of 10.77% per annum, repaid in blended
monthly instalments of $6,468 per month                -       50,161   118,990

Less: current portion                                  -      (50,161)  (68,829)
-------------------------------------------------------------------------------
                                                       -         -       50,161
===============================================================================


As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender, which was released as collateral in November 2001.

Interest expense for the nine months ended August 31, 2001 amounted to $1,583 [nine months ended August 31, 2000 - $7,288; year ended November 30, 2000 - $8,788; year ended November 30, 1999 - $15,786; year ended November 30, 1998 - $6,692].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                      Number of
                                                    common shares    Amount
                                                           #            $
-------------------------------------------------------------------------------
Balance, November 30, 1997                              25,094,599   17,541,191
Issued for cash upon exercise of options                   658,700      740,259
Issued for cash upon exercise of warrants [c [iii]]      1,920,000    1,670,400
-------------------------------------------------------------------------------
Balance, November 30, 1998                              27,673,299   19,951,850
Issued for cash upon exercise of options                     5,000        5,000
Issued for cash upon exercise of warrants [c [iii]]        939,000      845,100
Issued for cash pursuant to private placements, net
  of issuance costs [c [ii]]                             7,285,643    4,480,090
-------------------------------------------------------------------------------
Balance, November 30, 1999                              35,902,942   25,282,040
Issued for cash upon exercise of options                   178,000      151,190
Issued for cash upon exercise of warrants [c [ii]]         728,564      509,995
Issued for cash pursuant to private placements, net
  of issuance costs [c [i]]                              5,906,342    7,348,434
Return of escrow shares [f]   (1,500,000)   (1,056,266)
-------------------------------------------------------------------------------
Balance, November 30, 2000 and August 31, 2001          41,215,848   32,235,393
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Private placements

[i] On June 19, 2000, upon obtaining receipts for its final prospectus, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at August 31, 2001. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at August 31, 2001.

      On June 5, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at August 31, 2001.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the year ended November 30, 1998 and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

      On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the year ended November 30, 1998. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 4,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 6,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at August 31, 2001, 630,000 options vest upon the achievement of certain milestones [November 30, 2000 - 220,000; November 30, 1999 - nil]. At August 31, 2001, the Company has 1,723,750 [November 30, 2000 -
343,800; November 30, 1999 - 1,517,550] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

At August 31, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

        Number of common shares
   under option   currently exercisable    Exercise price
         #                 #                      $          Date of expiry
--------------------------------------------------------------------------------
   150,000             150,000                    0.70       April 2, 2002
   290,000             290,000                    1.40       April 2, 2002
    40,000              40,000                    1.42       April 20, 2002
    80,000              80,000                    1.25       May 29, 2002
   150,000             150,000                    1.38       September 30, 2002
   100,000             100,000                    0.61       October 31, 2002
   600,000             480,000                    1.49       March 17, 2003
    60,000              60,000                    1.10       February 8, 2004
   230,000             220,000                    1.58       June 11, 2004
   265,000             235,000                    1.05       October 15, 2004
    50,000              50,000                    0.61       October 31, 2004
    30,000              30,000                    1.26       January 10, 2005
    50,000              40,000                    1.05       February 24, 2005
    55,000              55,000                    1.81       March 29, 2005
    60,000              30,000                    0.61       October 31, 2005
    80,000              35,000                    1.05       February 13, 2006
   483,750             303,750                    1.27       May 24, 2006
   295,000              15,000                    1.38       September 12, 2006
    75,000                -                       1.55       September 17, 2006
    37,500                -                       0.65       December 18, 2006
   750,000             250,000                    0.73       January 29, 2007
    30,000                -                       0.88       May 27, 2007
    75,000                -                       0.75       August 21, 2007
   240,000             240,000                    0.75       August 21, 2006
--------------------------------------------------------------------------------
 4,276,250           2,853,750
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

Stock options outstanding at August 31, 2001, are summarized as follows:

                                                   Number of   Weighted average
                                                 common shares     exercise
                                                  under option       price
                                                       #               $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
Options granted                                      1,297,500        0.73
Options forfeited                                     (660,000)       1.24
Options cancelled                                      (40,000)       1.05
--------------------------------------------------------------------------------
Balance, August 31, 2001                             4,276,250        1.13
================================================================================


On August 22, 2001, pursuant to the adoption of a new directors' compensation package, the Company cancelled 40,000 stock options with an exercise price of $1.05 previously granted to a director and granted 30,000 new stock options with an exercise price of $0.75.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[e]   Common Share Purchase Warrants

At August 31, 2001, common share purchase warrants were outstanding as follows:

     Number of common
     shares issuable                     Exercise price
            #                                   $            Date of expiry
--------------------------------------------------------------------------------

         554,920                                1.40         October 14, 2001
       2,774,600                                1.60         April 14, 2002
         178,571                                1.60         June 5, 2002
         750,000                                 [i]               [i]
--------------------------------------------------------------------------------
       4,258,091
================================================================================

[i] see note 12[e].

[f]   Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At August 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to a technology assignment agreement by issuing 20,000 common shares.

12. RESEARCH AND DEVELOPMENT

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and other                      784,427        458,577        748,349        457,676        539,130
Lab supplies and operating facility       620,022        574,080        873,720        626,321        486,310
Salaries and benefits                   1,056,119        957,261      1,313,371      1,211,697        917,455
Research and development agreements     1,535,594      1,287,661      1,797,216      1,289,899      1,555,892
-----------------------------------------------------------------------------------------------------------------
                                        3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
=================================================================================================================

13. GENERAL AND ADMINISTRATION

                                              Nine months ended
                                                  August 31,                    Years ended November 30,
                                       ---------------------------     ------------------------------------------
                                             2001           2000           2000           1999           1998
                                              $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------
                                          (unaudited)    (unaudited)
Consulting and professional fees          307,013        209,724        314,562        191,509        687,798
Office and miscellaneous                  445,011        352,140        668,414        317,197        309,559
Salaries and benefits                     427,300        347,006        478,181        406,796        325,171
Travel and other                           63,418        176,859        107,887         82,388        230,809
-----------------------------------------------------------------------------------------------------------------
                                        1,242,742      1,085,729      1,569,044        997,890      1,553,337
=================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                      60,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        140,000
================================================================================

Rent expense for the nine months ended August 31, 2001 was $195,660 [nine months ended August 31, 2000 - $191,065; year ended November 30, 2000 - $256,285; year ended November 30, 1999 - $141,717; year ended November 30, 1998 - $118,942].

[b]   Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                       7,450
--------------------------------------------------------------------------------
Total minimum lease payments                                              7,450
Less: amount representing interest (11.5%)                                 (186)
--------------------------------------------------------------------------------
                                                                          7,264
Less: current portion of capital lease obligations                        7,264
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the nine months August 31, 2001 amounted to $2,985 [nine months ended August 30, 2000 - $5,834; year ended November 30, 2000 - $7,062; year ended November 30, 1999 - $11,918; year ended November 30, 1998 - $5,771].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[c]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures amounting to $219,000 through November 30, 2001.

[d]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at August 31, 2001, November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. As at August 31, 2001, November 30, 2000 and 1999, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. COMMITMENTS (cont'd.)

[e]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expires on February 10, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue warrants. The number of warrants and their term will be determined pursuant to a prescribed formula, as described in the agreement. In addition, the Company agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 with the following terms [note 11 [e]].

  Number of options                       Exercise price
         #                                       US$        Date of expiry [ii]
--------------------------------------------------------------------------------

         300,000                                0.60        February 9, 2004 [i]
         100,000                                1.20        February 9, 2004 [i]
         100,000                                3.00        February 9, 2004 [i]
         150,000                                0.60        February 9, 2009
          50,000                                1.20        February 9, 2009
          50,000                                3.00        February 9, 2009
--------------------------------------------------------------------------------
         750,000
================================================================================

[i] The expiry date of these warrants may be extended through February 9, 2009 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii] If the consulting agreement is terminated by the third party prior to February 10, 2002, all retainer warrants will be cancelled.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


15. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected during the year ended November 30, 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                      Investment   Non-capital
                                                      tax credits    losses
                                                           $            $
--------------------------------------------------------------------------------

2001                                                       -         177,000
2002                                                       -         332,000
2003                                                       -         545,000
2004                                                      4,000    1,530,000
2005                                                     62,000    2,830,000
2006                                                    111,000    2,549,000
2007                                                    258,000    2,494,000
2008                                                    520,000         -
2009                                                    402,000         -
2010                                                    458,000         -
--------------------------------------------------------------------------------
                                                      1,815,000   10,457,000
================================================================================

At November 30, 2000, the Company also has net temporary differences of approximately $9,480,000 which may be used to reduce future income taxes. This consists of scientific research and experimental development expenditures of $6,940,000, share issue costs of $1,141,000, temporary differences relating to capital assets of $1,192,000 and other amounts of $207,000. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


16. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 45.62% statutory tax rate, is:

                                                                        Deferral method
                                                             ---------------------------------------
                                                                    Years ended November 30,
                                                                  2000         1999         1998
                                                                    $            $            $
----------------------------------------------------------------------------------------------------
Tax provision at combined statutory income
  tax rate                                                    (2,963,300)  (2,030,700)  (2,357,800)
Occurrence of losses and deferred tax credits
  (net of recovery) for which no tax benefit
  has been recorded (utilization of deferred
  income tax debits and losses for which no
  tax benefit has been recognized)                               904,100    1,162,800    1,291,000
Amortization in excess of capital cost
  allowance for tax                                              418,500      617,000      305,400
Research and development expenses
  not deducted for tax purposes                                  690,700      619,400      782,300
Share issue costs                                               (196,500)    (112,500)     (25,300)
Utilization of losses not previously booked                         -        (366,700)        -
Cumulative effect of a change in accounting policy [note 3[b]]   684,100         -            -
Other                                                              6,200      110,700        4,400
----------------------------------------------------------------------------------------------------
                                                                    -            -            -
====================================================================================================


17. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Companies with a common director for:
 - contract research services                                    16,816        10,741         30,539       163,954       48,041
 - administrative consulting services                              -             -              -            6,500         -
Directors for:
 - research consulting services                                  34,565        94,790        104,901        37,761         -
 - administrative consulting services                            15,000         5,000         30,700         3,500         -
=================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


17. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts receivable at August 31, 2001 is $1,500 [November 30, 2000
- $nil; November 30, 1999 - $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at August 31, 2001 is $4,476 [November 30, 2000 - $18,276; November 30, 1999 - $40,690] owing to a company with a common director.


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $428,000 difference in technology and deficit under U.S. GAAP.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[b] Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the nine months ended August 31, 2001, the Company has allocated the portion of gross proceeds related to the warrants of $nil [nine months ended August 31, 2000 - $1,085,000; year ended November 30, 2000 - $1,085,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] to additional paid in capital. In addition, the Company has recorded the fair value of the compensation options granted of $200,000 [nine months ended August 31, 2000 - $200,000; year ended November 30, 2000 - $200,000; year ended
      November 30, 1999 - $102,000; year ended November 30, 1998 - $nil] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [November 30, 2000 - $4,100; November 30, 1999 - $nil].

      The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the nine months ended August 31, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the period ended August 31, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.091, risk-free interest rate 5.0% and expected average option life of 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $27,000 in respect of options granted to non-employees in future periods.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive loss.

[f] Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior periods' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current period's reported net loss.

[g] Under U.S. GAAP, basic loss per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted loss per share under U.S. GAAP is calculated using the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Loss for period, Canadian GAAP                               (5,217,952)   (4,294,844)   (6,495,636)   (4,451,320)   (5,168,419)
Adjustment to eliminate retroactive change in
  accounting policy [note 16[f]]                                   -             -        1,499,598          -             -
Adjustment for stock-based compensation
  - employees                                                   (40,000)      (24,400)      (28,400)         -             -
  - non-employees                                               (24,000)      (69,400)     (179,500)      (51,000)     (129,000)
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP before
  cumulative effect of change in accounting
  policy                                                     (5,281,952)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Cumulative effect of change in accounting policy
  [note 16[f]]                                               (1,499,598)         -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Unrealized gains (losses) on investments                           -           36,087       117,662          -             -
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for the period, U.S. GAAP                 (6,781,550)   (4,352,557)   (5,086,276)   (4,502,320)   (5,297,419)
===============================================================================================================================

Deficit, beginning of period, U.S. GAAP                     (22,065,777)  (16,861,839)  (16,861,839)  (12,359,519)   (7,062,100)
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (4,703,938)   (4,502,320)   (5,297,419)
-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period, U.S. GAAP                           (28,847,327)  (21,250,483)  (22,065,777)   (16,861,839) (12,359,519)
===============================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Numerator
Loss for the period, U.S. GAAP                              (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)

Denominator
Weighted average number of common shares
  outstanding                                               41,215,848    36,662,998    37,782,044    28,331,730    26,780,674
Escrowed shares                                                   -         (454,380)     (345,205)   (1,500,000)   (1,500,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                            41,215,848    36,208,618    37,436,839    26,831,730    25,280,674
===============================================================================================================================

Loss per common share, U.S. GAAP:
   Before change in accounting policy                            (0.12)        (0.12)        (0.14)        (0.17)         (0.21)
   Change in accounting policy                                   (0.04)         -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Loss per common share, U.S. GAAP:                                (0.16)        (0.12)        (0.14)        (0.17)         (0.21)
===============================================================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                          August 31,          November 30,
                                             2001         2000         1999
                                               $            $            $
--------------------------------------------------------------------------------
                                           (unaudited)

Cash and cash equivalents                   2,226,704    3,256,629    4,209,003
Short-term investments                      2,548,751    7,080,173    2,575,167
Other assets                                1,879,235    2,009,018    2,359,468
Deferred revenue                            1,386,180         -            -
Share capital                              30,950,393   30,950,393   25,282,040
Accumulated other comprehensive income           -         117,662         -
Contributed surplus                         3,160,416    3,096,416      547,250
Deficit                                   (28,847,327) (22,065,777) (16,861,839)
================================================================================

19. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the nine months ended August 31, 2001, 90% and 10% of research, collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [nine months ended August 31, 2000 - 55% and 45% from Sweden and Germany, respectively; year ended November 30, 2000, 75% from one collaborator in Sweden; year ended November 30, 1999 - 95% from one collaborator in Switzerland; year ended November 30, 1998 - 100% from one collaborator in Switzerland].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2001:

[a] On October 10, 2001, the Company closed a private placement of 1,834,333 special warrants (the "Special Warrants") at a price of $0.60 per Special Warrant for gross proceeds of $1,100,600. Each Special Warrant is exercisable into one common share of the Company and one-half of one common share purchase warrant to purchase common shares, without additional payment, through the earlier of: i) one year from the date of the Special Warrant certificate from October 5 through October 10, 2002; and ii) five days after the qualification of the Company's prospectus by the Ontario and B.C. Securities Commissions. Each whole common share purchase warrant will entitle the holder to acquire one common share at $0.80 per share until two years from the date of issuance of the Special Warrants, from October 5, 2003 through October 10, 2003. The gross proceeds of this financing will be reduced by the estimated issuance costs of $145,042. A finder was granted finder's Special Warrants convertible into finders warrants to purchase 66,766 common shares at $0.60 per share for a period up to October 10, 2003.

      On January 30, 2002, the Company filed a prospectus to qualify the common shares and common share purchase warrants issuable upon exercise of the Special Warrants. If the Company does not obtain a receipt for its prospectus by February 7, 2002 (February 2, 2002 for certain Special Warrants), 1,667,666 of the Special Warrants are exchangeable into 1,834,433 common shares and 917,216 common share purchase warrants.

[b] The Company granted 292,500 options to acquire common shares at a weighted average exercise price of $0.72 per share expiring through December 12, 2007. In addition, 225,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $1.33 per share expiring through September 12, 2006.

[c] The Company issued 20,000 common shares with respect to a technology assignment agreement [note 11[g]].

[d] In October 2001, 554,920 common share purchase warrants expired unexercised.

[e] On November 9, 2001, the Company incorporated a private company, Cardiome, Inc., pursuant to the Delaware General Corporation Law.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


20. SUBSEQUENT EVENTS (cont'd.)

[f] On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for approximately 33,300,000 common shares of the Company, based on a formula but not to exceed approximately 43,000,000. The acquisition is subject to, among other matters, approval from the shareholders and the appropriate regulatory authorities. In addition, the Company is required to arrange an equity financing of not less than US$10 million. The Company intends to account for this transaction as a purchase of Paralex by Cardiome upon completion.

                       FINANCIAL STATEMENTS OF PARALEX

Financial Statements

Paralex, Inc.
(a development stage enterprise)
(Expressed in U.S. dollars)
November 30, 2001

                              AUDITORS' REPORT





To the Board of Directors of
Paralex, Inc.

We have audited the balance sheet of Paralex, Inc. (a development stage enterprise) (the "Company") as at November 30, 2001 and the statements of loss and comprehensive loss, shareholders' deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
December 21, 2001.                                         Chartered Accountants

Paralex, Inc.
(a development stage enterprise)

                                      BALANCE SHEET
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                                    (expressed in U.S. dollars)




                                                                        2001
                                                                         $
--------------------------------------------------------------------------------

ASSETS
Current
Cash                                                                     23,042
--------------------------------------------------------------------------------
Total current assets                                                     23,042
--------------------------------------------------------------------------------
Other assets [note 4]                                                   354,148
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities                                513,624
--------------------------------------------------------------------------------
Total current liabilities                                               513,624
--------------------------------------------------------------------------------
Long-term debt [note 5]                                                 100,000

Commitments [note 7]

Shareholders' deficit [note 6]
Common shares - par value $0.001
   Authorized - 20,000,000
   Issued and outstanding - 4,000,000                                     4,000
Preferred shares - par value $0.001, issuable in series
   Authorized - 5,000,000
   Issued and outstanding - nil                                            -
Deficit                                                                (240,434)
--------------------------------------------------------------------------------
Total shareholders' deficit                                            (236,434)
--------------------------------------------------------------------------------
                                                                        377,190
================================================================================

See accompanying notes

On behalf of the Board:


              /s/ Mark C. Rogers              /s/ Fred H. Mermelstein
              Director                        Director

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF LOSS AND COMPREHENSIVE LOSS
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
EXPENSES
General and administrative [notes 5 and 9]                              233,982
Amortization                                                              6,452
--------------------------------------------------------------------------------
Net loss and comprehensive loss for the period                          240,434
================================================================================

Loss per common share - basic and dilutive                                 0.06
================================================================================

Weighted average number of common shares outstanding                  3,710,000
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                      STATEMENT OF SHAREHOLDERS' DEFICIT
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                Common shares             Deficit     Total
                                                -------------
                                                #             $              $          $
-----------------------------------------------------------------------------------------------
Balance, January 26, 2001                        -        -                -           -
Shares issued for cash [note 6]             3,400,000    3,400             -          3,400
Shares issued for license [note 6]            600,000      600             -            600
Net loss for the period                          -        -            (240,434)   (240,434)
-----------------------------------------------------------------------------------------------
Balance, November 30, 2001                  4,000,000    4,000         (240,434)   (236,434)
===============================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

               STATEMENT OF CASH FLOWS
     [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                         $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                (240,434)
Adjustments for non-cash items:
   Amortization                                                           6,452
Changes in non-cash working capital items:
   Accounts payable and accrued liabilities                             203,624
--------------------------------------------------------------------------------
Cash used in operating activities                                       (30,358)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                           (50,000)
--------------------------------------------------------------------------------
Cash used in investing activities                                       (50,000)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares                                   3,400
Proceeds from long-term debt                                            100,000
--------------------------------------------------------------------------------
Cash provided by financing activities                                   103,400
--------------------------------------------------------------------------------

Increase in cash, during the period                                      23,042
Cash, beginning of period                                                  -
--------------------------------------------------------------------------------
Cash, end of period                                                      23,042
================================================================================

Supplemental cash flow information:
Interest paid                                                             1,468
Common shares issued for intangible assets                                  600
================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Paralex, Inc. (a development stage enterprise) (the "Company") was incorporated on January 26, 2001 under the General Corporation Law of the State of Delaware. The Company is involved in the research and development of oxypurinol for the treatment of congestive heart failure. The Company is a development stage enterprise and commercial operations have not yet commenced. The Company's year end is December 31.

The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 10[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles in the United States, which are not materially different from Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

License costs

The Company capitalizes costs paid to obtain licenses. The cost of licenses is amortized on a straight-line basis over its estimated useful life of ten years.

The Company monitors the recoverability of license costs, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their fair value in the period when it is likely that the carrying amount of the asset will not be recovered.

Loss per common share

Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

Recent pronouncements

The Financial Accounting Standards Board issued a new standard (SFAS 142), entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2003. The Company does not believe the adoption of SFAS 142 will have a material effect on the financial statements.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

3. Financial instruments

For certain of the Company's financial instruments including cash, accounts payable and accrued liabilities and long-term debt, the carrying values approximate fair value due to their short-term nature.


4. OTHER ASSETS

                                                               Accumulated       Net book
                                                   Cost        amortization       value
                                                    $                $              $
------------------------------------------------------------------------------------------
2001
Licenses                                         360,600          6,452          354,148
------------------------------------------------------------------------------------------
Total                                            360,600          6,452          354,148
==========================================================================================

5. LONG-TERM DEBT

                                                                        2001
                                                                         $
--------------------------------------------------------------------------------
Bank of America revolving credit facility bearing interest at a fixed rate of 4.40% per annum, repayable on December 20, 2002,
interest payable monthly                                                100,000
--------------------------------------------------------------------------------
                                                                        100,000
================================================================================

Interest expense for the period from January 26, 2001 (date of incorporation) to November 30, 2001 amounted to $1,468.

On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

The loan is personally guaranteed by one of the Company's executive officers.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

6. SHARE CAPITAL

The directors of the Company will designate the rights, privileges, restrictions and conditions of each series of Preferred Shares.

On January 31, 2001, the directors approved the increase in authorized share capital from 5,000,000 common shares to 20,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares with a par value of $0.001 per share, issuable in series.

On February 1, 2001, the Company issued 3,000,000 common shares at a price of $0.001 per share, for gross cash proceeds of $3,000.

On April 14, 2001, the Company issued, in exchange for an exclusive patent with respect to certain technology, 600,000 common shares to Johns Hopkins University
(JHU) and the inventor of the technology. The exchange has been recorded at $600 which reflects the fair value of the common shares issued.

On May 14, 2001, the Company issued 400,000 common shares at a price of $0.001 per share, for gross cash proceeds of $400.


7. COMMITMENTS

[i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at $5,000 and increasing over the next five years to $100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

      In addition, the Company is required to obtain $3 million of financing within 11 months and $5 million of financing within 18 months of the agreement.

      The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore the Company may terminate the agreement for any reason upon giving 60 days written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS (CONT'D.)

[ii] In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of $250,000, included in accounts payable and accrued liabilities, upon execution of the agreement and a further $250,000 upon the exercise of the option. The Company further agreed to pay ILEX additional milestone payments of up to $8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

[iii] In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for $100,000 per year, from January 1, 2002 through December 31, 2005.


8. Related party transactions

No compensation has been paid or is owing to directors or officers of the Company in respect of services rendered to November 30, 2001. Certain of the Company's directors and officers serve as directors and officers of Paramount Capital, Inc. ("Paramount"). Paramount has provided certain administrative services to the Company to November 30, 2001 for nil consideration.


9. GENERAL AND ADMINISTRATIVE

                                                                         $
--------------------------------------------------------------------------------
Consulting and professional fees                                        212,599
Office and miscellaneous                                                  1,900
Travel and other                                                         19,483
--------------------------------------------------------------------------------
                                                                        233,982
================================================================================

Paralex, Inc.
(a development stage enterprise)

                               NOTES TO FINANCIAL STATEMENTS

10. SUBSEQUENT EVENTS

[i] On December 21, 2001, the Company entered into an acquisition agreement with Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, whereby Cardiome will acquire all of the outstanding shares of the Company in exchange for approximately 33,300,000 common shares of Cardiome, based on a formula but not to exceed approximately 43,000,000 common shares. The acquisition is subject to, among other matters, approval from the shareholders of Cardiome and applicable regulatory agencies.

[ii] In December 2001, the Company drew an additional $110,000 on its revolving credit facility [note 5].

                    PRO-FORMA FINANCIAL STATEMENTS OF THE COMPANY

Pro Forma Consolidated Financial Statements

Cardiome Pharma Corp.
Unaudited - See Compilation Report
(Expressed in Canadian dollars)
As at August 31, 2001 and for the nine months ended August 31, 2001

                             COMPILATION REPORT



To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at August 31, 2001 and the pro forma consolidated statement of loss for the nine months ended August 31, 2001 which have been prepared for inclusion in the prospectus relating to the qualification and distribution of 1,834,333 common shares and 917,167 warrants issuable upon exercise of special warrants. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statement of loss have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
January 14, 2002.                                          Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET


As at August 31, 2001                         Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             balance
                                                Corp.                Inc.           adjustments  Note       sheet
                                                 $                    $                  $                    $
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                     2,226,704           36,240            15,000,000   [2e]
                                                                                      (159,100)  [2f]   17,103,844
Short-term investments                        2,548,751             -                     -              2,548,751
Amounts receivable and other                    252,471             -                     -                252,471
-------------------------------------------------------------------------------------------------------------------------
Total current assets                          5,027,926           36,240            14,840,900          19,905,066
-------------------------------------------------------------------------------------------------------------------------
Capital assets                                  353,354             -                     -                353,354
Other assets                                  1,451,235          557,004            32,270,683   [2a]   34,278,922
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities        603,589          807,827               763,000   [2a]
                                                                                     1,250,000   [2e]    3,424,416
Current portion of lease obligations              7,264             -                     -                  7,264
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                       610,853          807,827             2,013,000           3,431,680
-------------------------------------------------------------------------------------------------------------------------
Deferred revenue                              1,386,180             -                     -              1,386,180
Long-term debt                                     -             159,100              (159,100)  [2f]         -
Deferred tax liability                             -                -                2,800,000   [2a]    2,800,000
-------------------------------------------------------------------------------------------------------------------------
                                              1,997,033          966,927             4,653,900           7,617,860
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficit)
Share capital                                32,235,393            6,038                (6,038)  [2d]
                                                                                    28,097,000   [2a]
                                                                                       237,000   [2a]
                                                                                    13,750,000   [2e]   74,319,393
Contributed surplus                           1,056,266             -                     -              1,056,266
Deficit                                     (28,456,177)        (379,721)              379,721   [2d]  (28,456,177)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)          4,835,482         (373,683)           42,457,683          46,919,482
-------------------------------------------------------------------------------------------------------------------------
                                              6,832,515          593,244            47,111,583          54,537,342
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS


                                                                                                          Pro forma
                                              Cardiome                                                   consolidated
                                               Pharma              Paralex,          Pro forma             statement
                                                Corp.                Inc.           adjustments  Note       of loss
                                                 $                    $                  $                     $
-------------------------------------------------------------------------------------------------------------------------
REVENUE
Research, collaborative, licensing
   and option fees                              159,222             -                     -                159,222
Grant income                                     88,137             -                     -                 88,137
Interest and other income                       299,354             -                     -                299,354
-------------------------------------------------------------------------------------------------------------------------
                                                546,713             -                     -                546,713
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                      3,996,162             -                     -              3,996,162
General and administration                    1,242,742          365,577                  -              1,608,319
Amortization                                    525,761           10,004             2,420,000   [2c]    2,955,765
-------------------------------------------------------------------------------------------------------------------------
                                              5,764,665          375,581             2,420,000           8,560,246
-------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                     (5,217,952)        (375,581)           (2,420,000)         (8,013,533)
Deferred income tax recovery                       -                -                  210,000   [2c]      210,000
-------------------------------------------------------------------------------------------------------------------------
Net loss for the period                      (5,217,952)        (375,581)           (2,210,000)         (7,803,533)
=========================================================================================================================

Loss per common share - basic and diluted         (0.13)           (0.10)                        [2b]        (0.09)
=========================================================================================================================

Weighted average number of
   common shares outstanding                 41,215,848        3,710,000                         [2b]   90,555,322
=========================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements give effect to the acquisition of Paralex, Inc. ("Paralex") by Cardiome Pharma Corp. ("Cardiome") as described in the Notice of an Extraordinary General Meeting and Management Information Circular ("Circular").

The accompanying pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from the audited financial statements of Paralex as at November 30, 2001, the unaudited financial statements of Paralex for the nine months ended November 30, 2001, and the unaudited consolidated financial statements of Cardiome as at and for the nine months ended August 31, 2001. No pro forma information for the year ended November 30, 2000 has been provided because Paralex was incorporated on January 26, 2001. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition in the Circular, the audited financial statements of Paralex and the audited and unaudited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Circular.

The audited financial statements of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated balance sheet, the assets and liabilities of Paralex were translated into Canadian dollars using the exchange rate at November 30, 2001. For purposes of the pro forma consolidated statement of loss, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the nine month period ended November 30, 2001.

Cardiome is contemplating the consolidation of its outstanding share capital on a one new share for four old shares basis, upon the completion of the acquisition. These pro forma consolidated financial statements do not reflect this share consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These pro forma consolidated financial statements give effect to the completion of the proposed transactions contemplated by the Merger Agreement ("Agreement"), as more fully described in the Circular, as if they had occurred on August 31, 2001 with respect to the pro forma consolidated balance sheet and on December 1, 2000 with respect to the pro forma consolidated statement of loss for the nine months ended August 31, 2001. The pro forma consolidated statement of loss for the year ended November 30, 2000 is not presented because Paralex was not incorporated until January 26, 2001. A summary of the proposed transaction is as follows:

On December 21, 2001, Paralex and Cardiome entered into an agreement whereby Cardiome will acquire all of the issued and outstanding common shares of Paralex in exchange for common shares of Cardiome, calculated according to the following formula: 43,070,181 less the sum of cash and cash equivalents of Cardiome and certain of the liabilities of Paralex divided by the lower of the average closing bid price of Cardiome shares on the T.S.E. on the ten business days prior to and including October 31, 2001 and $0.60. Cardiome estimates it will issue 33,300,000 common shares in accordance with this formula. Immediately after this transaction and the additional third party financing, the prior shareholders of Paralex will have acquired approximately 32% of the total issued and outstanding common shares of Cardiome. The ongoing business will continue as that of Cardiome. The business combination is contingent upon obtaining approval from the shareholders of Cardiome and Paralex, the Toronto Stock Exchange and the appropriate regulatory authorities which is expected to close on March 15, 2002. In addition, Cardiome is required to arrange an equity financing of not less than US$10 million.

Transaction costs are estimated to be approximately $763,000 in cash costs and $237,000 in common shares.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

Cardiome has been identified as the acquirer in this purchase business combination.

The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

                                                                         $
--------------------------------------------------------------------------------
Assets acquired:
Cash                                                                     36,240
Other assets                                                            557,004
Technology                                                           32,270,683
--------------------------------------------------------------------------------
Total assets acquired                                                32,863,927
--------------------------------------------------------------------------------

Less liabilities assumed:
Accounts payable and accrued liabilities                                807,827
Long-term debt                                                          159,100
Deferred tax liability                                                2,800,000
--------------------------------------------------------------------------------
Total liabilities assumed                                             3,766,927
--------------------------------------------------------------------------------
Net assets acquired                                                  29,097,000
================================================================================

Consideration given:
33,300,000 common shares                                             28,097,000
Estimated transaction costs                                           1,000,000
--------------------------------------------------------------------------------
Total consideration                                                  29,097,000
================================================================================


The allocation of the purchase price reflected in the pro forma consolidated financial statements is preliminary and based on the financial position of Paralex at November 30, 2001. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In these pro forma consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the pro forma consolidated balance sheet.

Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more. Accordingly, it is presumed this debt will be repaid with the proceeds of the equity financing.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA NOTES TO FINANCIALS

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

The following adjustments have been made to reflect the transaction described above:

[a] To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs. Transaction costs are estimated to be $763,000 in cash costs and $237,000 in issuance of 250,000 common shares.

[b] The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period, 33,300,000 and 250,000 common shares assumed to be issued to effect the acquisition at December 1, 2000 and approximately
      15.8 million common shares assumed to be issued related to the equity financing on December 1, 2000.

[c] To reflect the amortization of technology and related deferred tax liability over ten years.

[d]   To eliminate the share capital and shareholders' deficit of Paralex.

[e] It is assumed approximately 15.8 million common shares will be issued for total proceeds of $15,000,000 (US $10,000,000), less estimated cash transaction costs of $1,250,000.

[f] To reflect the repayment of long-term debt with the proceeds of the equity financing.

Page C-1

                        CERTIFICATE OF THE COMPANY


Dated:   February 5, 2002

   The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by securities legislation of British Columbia, Alberta, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, this Prospectus contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed hereunder.




/s/ Robert W. Rieder                       /s/ Christina Yip
-------------------------------------     -------------------------------------
ROBERT W. RIEDER                          CHRISTINA YIP
President and Chief Executive Officer     Chief Financial Officer




   ON BEHALF OF THE BOARD OF DIRECTORS




/s/ Michael J.A. Walker                   /s/ Alan M. Ezrin
-------------------------------------     -------------------------------------
MICHAEL J.A. WALKER                       ALAN M. EZRIN
Chairman and Director                     Director

Page C-2

                              CERTIFICATE OF THE AGENTS

Dated:   February 5, 2002

   To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this Prospectus contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed hereunder.



                                      SPROTT SECURITIES INC.



                                      By: /s/ W. Jeff Kennedy
                                         --------------------------------------
                                         W. Jeff Kennedy



                                      RAYMOND JAMES LTD.


                                      By: /s/ Patrick J. Wolfe
                                         --------------------------------------
                                         Patrick J. Wolfe